STELCO INC.
NOTICE OF PROCEEDINGS AND MEETINGS
AND
INFORMATION CIRCULAR
WITH RESPECT TO A
PLAN OF ARRANGEMENT AND REORGANIZATION
pursuant to the
Companies’ Creditors Arrangement Act (Canada) and
the Canada Business Corporations Act
involving
Stelco Inc. and its subsidiaries, Stelpipe Ltd., Stelwire Ltd.,
CHT Steel Company Inc. and Welland Pipe Ltd.
October 5, 2005
This circular is being sent to certain creditors of Stelco Inc. and its subsidiaries listed above by such corporations in connection with meetings called to consider the plan of arrangement and reorganization proposed by them that are scheduled to be held on November 15, 2005 in the French Room (Hall 2) at the International Centre, 6900 Airport Road, Mississauga, Ontario, Canada.
These materials require your immediate attention. You should consult your professional advisors in connection with the contents of these documents. If you have any questions regarding voting or other matters or if you wish to obtain additional copies of these materials, you may contact Ernst & Young Inc., which acts as the Monitor, c/o 386 Wilcox Street, P. O. Box 2030, Hamilton, Ontario L8N 3T1 (Attention: Tom Ayres), facsimile number: 905-308-7099 and telephone number: 905-528-2511, ext. 3527.

STELCO INC.
October 5, 2005

TO:	The Affected Creditors of Stelco Inc., Stelpipe Ltd., Stelwire Ltd., CHT Steel Company Inc. and Welland Pipe Ltd. (collectively, the “Applicants”)
      Meetings of the Affected Creditors of the Applicants are to be held on November 15, 2005 in Mississauga, Ontario to consider a resolution to approve a plan of arrangement and reorganization (the “Plan”). The accompanying circular describes the terms of the Plan.
      The purpose of the Plan is to restructure certain liabilities of the Applicants and to facilitate the restructuring of Stelco into a viable and competitive industry participant.
      The Plan is the result of an extensive review of the available alternatives by Stelco’s board of directors, the management of Stelco and its financial and legal advisors, as well as by Ernst & Young Inc., which is acting as Monitor in the CCAA proceedings of the Applicants.
      We are asking the Affected Creditors of the Applicants to approve the Plan so that Stelco can emerge from the CCAA proceedings as a viable business able to compete effectively in the North American steel industry. If the Plan is not implemented, possible alternatives include a liquidation of certain assets of the Applicants and a sale of certain other operations on a going concern basis through receivership, exercise of creditors’ rights or bankruptcy. Based on the realization analysis prepared by the Monitor (and attached as an Exhibit to the circular), the Monitor believes that Affected Creditors would recover between 17% to 33% of their claims from the realization of the assets of the Applicants.
      All Affected Creditors should review the accompanying circular and consult their own advisors. The board of directors of Stelco and the Monitor recommend that all Affected Creditors vote to approve the Plan.
      If the necessary approvals are obtained and the other conditions fulfilled, we expect to be able to implement the Plan by January 1, 2006 and to distribute the certificates for the new securities of Stelco provided for in the Plan by January 12, 2006, provided that the New Rights will not be distributed until April 2006.

Yours truly, Courtney Pratt President and Chief Executive Officer

NOTICE TO UNITED STATES CREDITORS
      This Circular has been prepared in accordance with disclosure requirements and standards applicable in Canada. Affected Creditors should be aware that such requirements are different from those of the United States. The financial information of Stelco which is incorporated by reference herein has been prepared in accordance with Canadian generally accepted accounting principles and may not be comparable to financial statements of U.S. companies. The unaudited pro forma consolidated statement of financial position in the section “Selected Financial Information” is based, in part, on estimates of values and assumptions and does not purport to represent what Stelco’s actual financial position will be upon emergence from the CCAA Proceedings or represent what the fair value of Stelco’s assets and liabilities will be at the Plan Implementation Date.
      Affected Creditors should be aware that the receipt of the securities described herein pursuant to the Plan may have tax consequences both in the United States and in Canada. Such consequences for Affected Creditors who are residents in, or citizens of, the United States may not be fully described in this Circular. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” for certain information concerning tax consequences of the Plan for Affected Creditors who are U.S. taxpayers.
      The enforcement by Affected Creditors and other investors of civil liabilities under the U.S. securities laws may be affected adversely by the fact that Stelco is incorporated under the laws of a jurisdiction other than the United States, that some or all of its officers and directors may be residents of countries other than the United States, that some or all of the experts named in this Circular may be residents of countries other than the United States and that all or a substantial portion of the assets of Stelco and such persons may or will be located outside the United States.
      Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved any of the securities to be issued pursuant to the Plan or determined if this Circular is truthful or complete. Any representation to the contrary is a criminal offense.
      Notice to New Hampshire Residents:
          NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED, 1995, AS AMENDED (“RSA”), WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE NEW HAMPSHIRE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT,
R.S.C. 1985, c. C-36, as amended
AND THE CANADA BUSINESS CORPORATIONS ACT,
R.S.C. 1985, c. C-44, as amended
AND IN THE MATTER OF THE
PLAN OF ARRANGEMENT AND REORGANIZATION
involving
STELCO INC., STELPIPE LTD., STELWIRE LTD., CHT STEEL COMPANY INC. and
WELLAND PIPE LTD. (collectively, the “Applicants”)
NOTICE OF PROCEEDINGS AND MEETINGS
      NOTICE IS HEREBY GIVEN that the Applicants have filed with the Ontario Superior Court of Justice (the “Court”) a plan of arrangement and reorganization dated October 3, 2005 (as amended from time to time, the “Plan”) pursuant to the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) and, in the case of Stelco Inc., the Canada Business Corporations Act.
      A copy of the Plan is set out as an Exhibit to the information circular dated October 5, 2005 for the Meetings (the “Circular”). Unless otherwise indicated, terms defined in the section of the Circular entitled “Glossary of Terms” have the same meaning in this Notice.
      The Plan contemplates the reorganization of Stelco Inc. and the compromise of rights and claims of certain creditors of the Applicants (as defined in the Plan, “Affected Creditors”).
      NOTICE IS ALSO HEREBY GIVEN to Affected Creditors that a Meeting of the Affected Creditors of each Applicant (each a “Class”) will be held in the French Room (Hall 2) at the International Centre, 6900 Airport Road, Mississauga, Ontario on November 15, 2005 at the time set out below for the purpose of considering and, if thought advisable, passing, with or without variation, a resolution to approve the Plan (the full text of which resolution is set out as an Exhibit to the Circular) and to transact such other business as may properly come before each Meeting. The Meetings are being held pursuant to the Order made on October 4, 2005 by Mr. Justice Farley of the Ontario Superior Court of Justice (the “Meeting Order”). A copy of the Meeting Order is set out as an Exhibit to the Circular.

Class	Time

Stelwire Class	9 a.m.
CHT Steel Class	10 a.m.
Stelpipe Class	11 a.m.
Welland Pipe Class	12 p.m.
Stelco Class	2 p.m.
      Affected Creditors who wish to vote on the resolution to approve the Plan must have submitted Proofs of Claim and proved their Affected Claims in the manner and within the time specified in the Claims Procedure Order, a copy of which is set out as an Exhibit to the Circular. Affected Creditors who do not have Proven Claims or Unresolved Claims accepted for voting purposes are not entitled to attend or vote at a Meeting.
      To become effective, the Plan must be approved at each Meeting by a majority in number of the Affected Creditors of each Class who are present and vote at the Meeting, either in person or by proxy, with Proven Claims representing not less than two-thirds in value of the Proven Claims of Affected Creditors voting at the Meeting. However, if the Affected Creditors of a Subsidiary Applicant do not approve the resolution or for any other reason, Stelco may exclude the Subsidiary Applicant from the Plan, with the consent of the Monitor or an Order of the Court, and proceed with the Plan. The Plan must also be sanctioned by a final order of the Court under the CCAA. Subject to satisfaction or waiver of the conditions to implementation of the Plan, all Proven Claims of Affected Creditors will then receive the treatment set out in the Plan unless otherwise ordered by the Court.
      Any Affected Creditor who is entitled to vote at a Meeting but is unable to attend the Meeting may vote by dating, signing and returning the enclosed form of proxy in the return envelope provided in accordance with the instructions accompanying the proxy. In order to be used at a Meeting, a proxy must be deposited with the Monitor, Ernst & Young Inc., c/o 386 Wilcox Street, P. O. Box 2030, Hamilton, Ontario L8N 3T1, Attention: Tom Ayres at any time prior to 5:00 p.m. (Toronto time) on the last Business Day before the Meeting or any adjournment thereof, or, at the discretion of the Monitor, with the chair of the Meeting prior to the commencement of the Meeting or any adjournment thereof.
      NOTICE IS ALSO HEREBY GIVEN that if the Plan is approved at the Meetings by the Affected Creditors of Stelco and the Subsidiary Applicants who have not been excluded from the Plan, the Applicants intend to bring a motion before the Court on or about November 21, 2005 at 10:00 a.m. (Toronto time) at 361 University Avenue, Toronto, Ontario, M5G 2J5. The motion will be for an Order sanctioning the Plan under the CCAA and section 191 of the CBCA and ancillary relief consequent upon such sanction including the relief described in the Plan. Any interested party (including any Affected Creditor or shareholder of Stelco Inc.) who wishes to appear or be represented, and to present evidence or arguments supporting or opposing the motion, at the Court hearing seeking sanction of the Plan must file with the Court a Notice of Appearance and a notice setting out the basis for such support or opposition and a copy of the materials to be used and serve such Notice of Appearance, notice and materials on the Applicants’ solicitors, McCarthy Tétrault LLP (Attention: Michael Barrack), at least three days before the Court hearing.
      The Order of the Court sanctioning the Plan will, if made, form the basis for an exemption from the registration requirements of the United States Securities Act of 1933, as amended, in respect of certain securities to be issued pursuant to the Plan.
October 5, 2005
BY ORDER OF THE COURT

INFORMATION CIRCULAR
SUMMARY
      The following is a summary of certain information contained elsewhere in this Circular. This summary is included for convenience only and is qualified in its entirety by the more detailed information contained elsewhere in this Circular, including the terms of the Plan, which should be read by all Affected Creditors to determine whether to approve the Plan. Unless otherwise indicated, terms defined in the section “Glossary of Terms” have the same meaning in this summary.
Meetings
      Meetings of the Affected Creditors (i.e., Bondholders and General Unsecured Creditors) with Proven Claims or Unresolved Claims accepted for voting purposes will be held on November 15, 2005 at the French Room (Hall 2), the International Centre, Mississauga, Ontario. See “Notice of Proceedings and Meetings” and “The Meetings”. The purpose of the Meetings is to consider and, if thought advisable, to pass, with or without variation, the Arrangement Resolution to approve the Plan proposed by the Applicants under the CCAA and section 191 of the CBCA. A copy of the Plan is set out as Exhibit B to this Circular.
Background to the Plan
      Stelco is a large, diversified steel producer. Stelco is involved in major segments of the steel industry through its integrated steel businesses, mini-mills and manufactured products businesses. The Applicants, other than Stelco, are wholly-owned subsidiaries of Stelco.
      Stelco incurred significant operating losses in 2003. Negative factors that affected Stelco included significant cost increases for inputs such as energy and scrap, as well as rising employee future benefit costs, industry overcapacity and an increase in the value of the Canadian dollar relative to Stelco’s U.S. counterparts. Another major negative factor affecting Stelco was the emergence of a number of U.S. mills from creditor protection with reduced cost structures. Pricing volatility led to an average revenue per ton decrease in 2003 of 6% compared with 2002.
      In August 2003, Stelco initiated a thorough strategic review of its business and operations. The scope of the review included Stelco’s organizational structure, product lines and capital improvements, as well as the identification of core assets and those that might be candidates for a sale process.
      This strategic review concluded, in part, that Stelco faced a serious viability issue attributable to such problems as a high overall cost structure, a deteriorating cash position and an inability to compete against other steel producers that had benefited from their own restructuring activities. Stelco concluded that if it did not take immediate action its cash position would have deteriorated to the point where Stelco would have been in serious jeopardy. Stelco anticipated that it would have run out of the money required to conduct its own restructuring and it did not believe it would be able to raise additional financing.
      On January 29, 2004, the Applicants filed for and received protection under the CCAA in the form of a general stay of proceedings.
      In July 2004, Stelco approved a Four Point Strategy designed to ensure its long term viability. The four cornerstones of the strategy are (a) to build on existing strengths that differentiate Stelco from other steel producers, (b) to focus on high qualify products for value-added markets, including the automotive sector, (c) to simplify the number of product lines, processes and facilities within the Stelco group of businesses and (d) to invest in new facilities. Since that date Stelco has taken steps to carry out the Four Point Strategy, including a capital expenditure program and Non-Core Asset Sales. The implementation of the Plan is a step in carrying out the Four Point Strategy.
The Plan
      The objective of the Plan is to allow the Applicants to emerge from CCAA Proceedings in a manner that will permit Stelco to implement the Four Point Strategy, while balancing the interests of all stakeholders of the Applicants in a fair and reasonable manner in the circumstances.
      Under the Plan, Affected Creditors with Proven Claims will receive a pro rata share of:

•	New Secured Convertible Notes in the aggregate principal amount of $225 million. The New Secured Convertible Notes will have a 10 year term. They will bear interest at 9.5% per annum payable quarterly in cash or, subject to receiving all applicable regulatory approvals, New Common Shares, at Stelco’s option. The New Secured Convertible Notes will be secured by a second priority security interest in the fixed assets of Stelco and a third priority security interest in the inventory and accounts receivable of Stelco. They may be converted into New Common Shares at a conversion price of $13.50 per share. See “Securities Issuable under Plan — New Secured Convertible Notes”.

•	New Convertible 5% Notes in the aggregate principal amount of $300 million. The New Convertible 5% Notes will have a five year term. They will bear interest at 5% per annum payable semi-annually in cash or, subject to receiving all applicable regulatory approvals, New Convertible 5% Notes, at Stelco’s option. The New Convertible 5% Notes will be unsecured. Stelco will have the right to convert the New Convertible 5% Notes into New Common Shares at the rate of 61.868 New Common Shares per $1,000 principal amount at any time after the earlier of (a) the date that both New Collective Bargaining Agreements are in effect and (b) the date that the 20 day Volume Weighted Average Trading Price of the New Common Shares is at least $15. Holders may convert the New Convertible 5% Notes at the rate of 61.868 New Common Shares per $1,000 principal amount. See “Securities Issuable under Plan — New Convertible 5% Notes”.

•	1.1 million New Common Shares (i.e., all the common shares to be issued on implementation of the Plan); and

•	New Rights to subscribe for New Secured Convertible Notes issued pursuant to the New Rights Offering to generate proceeds of $75 million. The New Rights Subscription Price will be determined as soon as practicable following 60 trading days after the Distribution Record Date. The New Rights will be distributed after the New Rights Subscription Price is determined and will be exercisable for 30 days after the date of distribution.
      Under the Plan, Stelco will file Articles of Reorganization to amend its articles to change its authorized share capital and the minimum and maximum number of directors. The existing authorized share capital of Stelco (i.e., Preferred shares, none of which are outstanding, and Common Shares, of which a total of about 102,249,197 Series A Convertible Common Shares and Series B Convertible Common Shares are outstanding) will be extinguished and replaced by an unlimited number of Preferred Shares issuable in series, an unlimited number of New Redeemable Shares and an unlimited number of New Common Shares. The Existing Common Shares will be changed into New Redeemable Shares and then automatically redeemed. No compensation is expected to be payable to the Existing Common Shareholders.
      The minimum number of directors will be eight and the maximum number of directors will be 16. The existing directors of Stelco will resign when the Plan is implemented. The new Board is expected to consist of nine persons and will be appointed pursuant to the Sanction Order.
Conditions to Implementation of the Plan
      In order for the Plan to be implemented, the following conditions, among others, must be satisfied:

•	the Plan must have been approved at each Meeting by the votes cast by a majority in number of the Affected Creditors of the applicable Class present and voting in person or by proxy at the Meeting with Proven Claims representing not less than 66 2/3% in value of the Proven Claims of the Affected Creditors voting at the Meeting. If the Affected Creditors of a Subsidiary Applicant do not approve the Plan or for any other reason, Stelco may exclude such Subsidiary Applicant from the Plan with the consent of the Monitor or an Order of the Court and proceed with the Plan;

•	the Sanction Order must have been issued by the Court and all appeal periods expired and any appeals disposed of;

•	subject to implementation of the Plan, the following must have become effective:

(a)	arrangements for the New ABL Facility;

(b)	New Secured Revolving Term Loan Agreement;

(c)	New Platform Trust Indenture, First Supplemental Indenture and Second Supplemental Indenture;

(d)	New Inter-creditor Agreement;

(e)	Province Pension Agreement;

(f)	New Province Note and New Warrant Indenture; and

(g)	Standby Agreement; and

•	all applicable approvals and orders of, and all applicable submissions and filings with, governmental, regulatory and judicial authorities having jurisdiction for the completion of the transactions contemplated by the Plan will have been obtained or made.
      If the approval of the Affected Creditors is obtained, the hearing in respect of the Sanction Order is scheduled to take place at 10 a.m. on November  21, 2005 at 361 University Avenue, Toronto. At the hearing any interested party may appear and present evidence supporting or opposing the motion for the Sanction Order provided the party has filed with the Court a Notice of Appearance and served such Notice of Appearance and notice setting out the basis for its support or opposition and a copy of the materials to be used on the Applicants’ solicitors at least three days before the Court hearing.
Income Tax Considerations
      Certain tax considerations for Affected Creditors are described under “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”. Affected Creditors should consult their own tax advisors with respect to their individual circumstances.
Risks
      If a plan is not implemented the Monitor believes that the most likely alternative would be a realization of the Applicants’ assets through receivership, exercise of creditors rights or bankruptcy. Some business operations would likely be sold on a going-concern basis and others would be liquidated. The Monitor’s analysis indicates that the secured creditors would receive 100% of their claims but unsecured creditors would receive approximately 17% to 33% of their claims. Since unsecured creditors would not be paid in full, there would be no recovery for the Existing Common Shareholders. See “Exhibit E — Realization Analysis”.
      If the Plan is implemented, the securities issued under the Plan will be subject to a number of risks and should be considered to be speculative. See “Risk Factors”.
      If the Plan is implemented, the Province Pension Agreement will require Stelco to make pension funding payments to the Stelco Main Pension Plans of at least $60 million per year through 2010 and $70 million per year from 2011 through 2015. The ability of Stelco to make these payments will be subject to certain risks. See “Risk Factors”.
      See “Risk Factors” for additional risks.
Recommendation of the Board and Monitor
      The Board of Stelco and the Monitor recommend that Affected Creditors vote FOR the Arrangement Resolution to approve the Plan.
Additional Information and Inquiries
      Stelco is subject to the continuous disclosure requirements of the Canadian securities legislation and the Toronto Stock Exchange. Generally, such information is available at www.sedar.com. More information about the CCAA Proceedings and a number of the documents referred to in this Circular can be obtained from the Website.
      If you have any questions regarding voting or other matters or if you wish to obtain additional copies of these materials, you should contact the Monitor c/o 386 Wilcox Street, P. O. Box 2030, Hamilton, Ontario L8N 3T1 (Attention: Tom Ayres), facsimile number: 905-308-7099 and telephone number: 905-528-2511, ext. 3527.

GLOSSARY OF TERMS
      In this Circular, other than the Exhibits:
“Affected Claims” means, collectively, the Bond Claims and the General Unsecured Claims against any Applicant.
“Affected Creditor” means a Creditor with an Affected Claim.
“AltaSteel” means AltaSteel Ltd., a corporation governed by the Business Corporations Act (Alberta).
“Applicants” means, collectively, Stelco, Stelpipe, Stelwire, CHT Steel and Welland Pipe.
“Arrangement Resolution” means a resolution to approve the Plan in the form set out in Exhibit A to this Circular.
“Articles of Reorganization” means the articles of reorganization of Stelco, substantially in the form attached as Schedule A to the Plan and to be filed pursuant to section 191 of the CBCA.
“BMO Nesbitt Burns” means BMO Nesbitt Burns Inc., a financial advisor to the Applicants.
“Board” means the board of directors of Stelco.
“Bond Claim” means any Claim pursuant to or in respect of a Bond.
“Bondholder” means a Creditor with a Bond Claim.
“Bonds” means, collectively, the Senior 2006 Bonds, Senior 2009 Bonds and Subordinated 2007 Bonds.
“Business Day” means a day other than a Saturday or Sunday on which banks are generally open for business in Toronto, Ontario.
“CDS” means The Canadian Depository for Securities Limited or its successor as custodian for its participants.
“Camrose Pipe Company” means a partnership organized under the laws of the Province of Alberta.
“Capital Raising and Asset Sale Process Order” means the Order made October 19, 2004 approving the Capital Raising and Asset Sale Process.
“Capital Raising and Asset Sale Process” means the process commenced by Stelco in October 2004 designed to raise capital and to pursue the sale of assets.
“CBCA” means the Canada Business Corporations Act.
“CCAA” means the Companies’ Creditors Arrangement Act (Canada).
“CCAA Proceedings” means the proceedings under the CCAA commenced by the Applicants pursuant to the Initial Order.
“Certificate of Amendment” means the certificate of amendment to be issued by the director under the CBCA in respect of the Articles of Reorganization.
“Chief Restructuring Officer” means, collectively, Hap Stephen and Stonecrest Capital Inc. and any of its directors, officers, employees, agents, subcontractors and legal counsel.
“CHT Steel” means CHT Steel Company Inc., a corporation governed by the Business Corporations Act (Ontario).
“CIBC Mellon” means CIBC Mellon Trust Company in each of its capacities under the Plan including (i) as a co-trustee and registrar for the New Secured Convertible Notes and the New Convertible 5% Notes, (ii) as registrar and transfer agent for the New Common Shares and (iii) as trustee and registrar for the New Province Warrants.
“Circular” means this information circular including the attached Exhibits.
“Claim” means any right of any Person against an Applicant in connection with any indebtedness, liability or obligation of any kind of an Applicant that exists at the Filing Date and includes any Restructuring Claim (as such “Claims” are more fully defined in the Plan).
“Claims Officer” means each Person that has been or may be appointed by the Court or designated by the Applicants and approved by the Monitor pursuant to the Claims Procedure Order for the purpose of determining Claims for voting and distribution purposes.
“Claims Procedure Order” means the Order made December 17, 2004 in respect of the procedures governing the proof of claim, as supplemented by an Order made October 4, 2005, a copy of which is set out as Exhibit C to this Circular.

“Class” means a class of Affected Creditors established for the purpose of voting on the Plan.
“Core Business” means the integrated steel business comprising those business units that include and are primarily associated with the Stelco Hamilton and Stelco Lake Erie integrated steel plants and their raw material properties.
“Court” means the Ontario Superior Court of Justice.
“Creditor” means a Person having a Claim and includes the transferee or assignee of a Claim that is recognized as a Creditor by the Monitor in accordance with the Claims Procedure Order, or a trustee, liquidator, receiver, receiver and manager or other Person acting on behalf of such Person.
“Credit Facility” means the $350 million revolving operating credit facility provided by the Operating Lenders pursuant to a credit agreement dated as of November 20, 2003.
“D&O Trust” means the trust fund established for the payment of certain claims for which the Directors may become personally liable pursuant to a trust indenture between Stelco and George E. Whyte, Q.C..
“DIP Credit Facility” means the $75 million debtor-in-possession credit facility provided by the Operating Lenders pursuant to a credit agreement dated as of March 8, 2004.
“Director” means any former, present or future director or officer of an Applicant or any other Person who by applicable legislation is deemed to be or is treated similar to a director of an Applicant or that presently or in the future manages the business and affairs of an Applicant.
“Distribution Record Date” means the date that is seven trading days following the Plan Implementation Date or such other date as the Board may determine.
“E&Y” means Ernst & Young Inc., Ernst & Young LLP, a limited liability partnership under the laws of the Province of Ontario, Ernst & Young Orenda Corporate Finance Inc., Ernst & Young LLP, a registered Delaware limited liability partnership, Ernst & Young Corporate Finance, LLC and the member firms of Ernst & Young Global Limited and any of their affiliates, partners, officers, directors, employees, agents, subcontractors and legal counsel in respect of the services they provided to the Applicants before and after the Filing Date including in respect of services provided in its capacity as Monitor.
“Effective Time” means the first moment on the Plan Implementation Date.
“Existing Common Shareholders” means holders of Existing Common Shares.
“Existing Common Shares” means, collectively, the outstanding Series A Convertible Common Shares and Series B Convertible Common Shares of Stelco.
“Filing Date” means January 29, 2004.
“First Supplemental Indenture” means the supplemental indenture to be dated as of the Plan Implementation Date between Stelco and the New Trustees, supplementing the New Platform Trust Indenture and providing for the issuance of the New Convertible 5% Notes.
“Four Point Strategy” or “Four Point Strategic Plan” means the strategic plan announced by Stelco in July 2004 as a key objective of the Stelco restructuring.
“GAAP” or “generally accepted accounting principles” means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants.
“General Unsecured Claim” means any Claim that is not an Unaffected Claim or a Bond Claim.
“General Unsecured Creditor” means a Creditor with a General Unsecured Claim.
“Initial Order” means the Order made January 29, 2004 pursuant to which the Applicants were provided protection under the CCAA.
“July Plan Outline” means the outline of a plan of arrangement under the CCAA published by the Applicants on July 15, 2005.
“Local 8782 MOA” means the memorandum of agreement entered into on September  23, 2005 between Local Union Number 8782 (Lake Erie) and Stelco with respect to the Renewal 8782 Collective Bargaining Agreement and any related agreements.

“Local 5220 MOA” means the memorandum of agreement entered into on September 23, 2005 between Local Union Number 5220 and AltaSteel with respect to the renewal 5220 collective bargaining agreement and any related agreements.
“Meeting” means a meeting of a Class of Affected Creditors to be held pursuant to the Meeting Order to consider the Plan and includes any meeting resulting from the adjournment thereof.
“Meeting Order” means the Order made October 4, 2005 directing the calling and holding of the Meetings of Affected Creditors, a copy of which is set out as Exhibit D to this Circular.
“Monitor” means Ernst & Young Inc., in its capacity as the monitor appointed pursuant to the Initial Order, and any successor thereto appointed in accordance with any further Order of the Court.
“New ABL Facility” means an asset-based loan facility, secured by a first priority security interest in the inventory and accounts receivable of Stelco, provided by one or more financial institutions or other lenders to Stelco in an aggregate principal amount of up to $600 million.
“New Capital Raising Process” means the capital raising and restructuring process authorized by the New Capital Raising Process Order.
“New Capital Raising Process Order” means the Order made March 30, 2005 authorizing Stelco to seek new capital by way of equity financing or debt and equity financing.
“New Collective Bargaining Agreements” means, collectively, the Renewal 1005 Collective Bargaining Agreement and the Renewal 8782 Collective Bargaining Agreement.
“New Common Shares” means the new Common Shares of Stelco created upon the issuance of the Certificate of Amendment.
“New Convertible 5% Notes” or “5% Notes” means the unsecured convertible 5% notes with a five year term in the aggregate principal amount of $300 million to be issued by Stelco pursuant to the First Supplemental Indenture including terms substantially similar to those set out in Schedule C to the Plan.
“New Credit Facilities” means collectively, the New ABL Facility and the New Secured Revolving Term Loan.
“New Inter-Creditor Agreement” means an inter-creditor agreement between, among others, the lenders under the New ABL Facility, Tricap, the New Trustees, the Province and Stelco setting out among other things the relative rights and priorities of the obligations and security under the New ABL Facility, the New Secured Revolving Term Loan, the New Province Note, the New Secured Convertible Notes and the New Convertible 5% Notes, on a basis consistent with the terms of the Plan.
“New Notes” means, collectively, the New Secured Convertible Notes and the New Convertible 5% Notes.
“New Platform Trust Indenture” means the trust indenture to be dated as of the Plan Implementation Date between Stelco and the New Trustees.
“New Province Note” means the $100 million to be advanced by the Province to Stelco on the terms outlined in Schedule E to the Plan and as evidenced by the promissory note to be issued by Stelco in favour of the Province as of the Plan Implementation Date.
“New Province Warrants” means warrants exercisable to purchase in the aggregate approximately 4 million New Common Shares to be issued by Stelco to the Province on the terms outlined in Schedule E to the Plan.
“New Redeemable Shares” means the new Redeemable Shares of Stelco created upon the issuance of the Certificate of Amendment.
“New Rights” means the rights to purchase New Secured Convertible Notes to be issued by Stelco pursuant to the New Rights Offering.
“New Rights Offering” means a $75 million rights offering for New Secured Convertible Notes supported by Tricap pursuant to the Standby Agreement including terms substantially similar to those set out in Schedule D to the Plan and any additional rights offered to Tricap to invest up to $25 million in New Secured Convertible Notes at the New Rights Subscription Price.
“New Rights Subscription Price” means an amount equal to 85% of the Volume Weighted Average Trading Price of the New Secured Convertible Notes for the 60 consecutive trading days after the Distribution Record Date.

“New Secured Convertible Notes” or “9.5% Notes” means the secured convertible notes, with a 10 year term in the aggregate principal amount of $225 million, plus up to $10.75 million in payment of commitment fees in kind to Tricap and additional secured convertible notes issued pursuant to the New Rights Offering, to be issued by Stelco pursuant to the Second Supplemental Indenture including terms substantially similar to those set out in Schedule B to the Plan.
“New Secured Revolving Term Loan” means a loan facility, secured by a first priority security interest in the fixed assets of Stelco and a second priority security interest in the inventory and accounts receivable of Stelco, provided by Tricap in the aggregate principal amount of $350 million.
“New Secured Revolving Term Loan Agreement” means the loan agreement to be entered into between Stelco and Tricap as of the Plan Implementation Date with respect to the New Secured Revolving Term Loan.
“New Trustees” means CIBC Mellon and a U.S. Trustee (to be named) as co-trustees under the New Platform Trust Indenture.
“New Warrant Indenture” means the warrant indenture to be dated as of the Plan Implementation Date between Stelco and CIBC Mellon as trustee and registrar, providing for the issuance of the New Province Warrants.
“Non-Core Assets” means primarily Stelpipe, Stelwire, Stelfil, AltaSteel, Norambar, Welland Pipe, CHT Steel and Stelcam Holdings’ 40% interest in Camrose Pipe Company.
“Non-Core Asset Sale Proceeds” means the gross cash proceeds from Non-Core Asset Sales, less all costs, expenses, taxes and other liabilities in respect of such sales and any liabilities assumed or payments made by Stelco or the applicable Subsidiary to satisfy its obligations in respect of such sales.
“Non-Core Asset Sales” means, collectively, the sale (whether by one or more transactions) outside the ordinary course of business of all or substantially all of the assets of, or of Stelco’s ownership interest in and/or claims against, each of AltaSteel, Norambar, Stelfil, Stelwire, Stelpipe, Welland Pipe, CHT Steel and Stelcam Holdings.
“Norambar” means Norambar Inc., a corporation governed by the Companies Act (Québec).
“Operating Lenders” means, collectively, CIT Business Credit Canada Inc., General Electric Capital Canada Inc. and BABC Global Finance Inc. and their successors.
“Order” means any order of the Court in the CCAA Proceedings.
“PBA” means the Pension Benefits Act (Ontario).
“PBGF” means the Pension Benefits Guarantee Fund established under the PBA.
“Person” means any individual, corporation, limited or unlimited liability company, general or limited partnership, association, trust, unincorporated organization, joint venture, government or any agency, officer or instrumentality thereof or any other entity.
“Plan” means the plan of compromise and arrangement under the CCAA and reorganization under the CBCA, including the Schedules thereto, a copy of which is set out as Exhibit B to this Circular.
“Plan Implementation Date” means the date of the Certificate of Amendment.
“Post-Filing Claim” means any indebtedness, liability or obligation of any kind that is not a Claim and that arises after the Filing Date from or is in respect of (i) any executory contract or unexpired lease that has not been restructured, terminated or repudiated by an Applicant, or (ii) the supply of services or goods, or funds advanced, during the period from the Filing Date to but excluding the Plan Implementation Date, but excludes any Restructuring Claim.
“Proof of Claim” means a proof of claim filed in accordance with the provisions of the Claims Procedure Order.
“Proven Claim” means an Affected Claim in respect of which a Proof of Claim has been or is deemed to have been filed in a proper and timely manner in accordance with the Claims Procedure Order and the amount of which has been finally allowed for distribution purposes in accordance with the Claims Procedure Order.
“Province” means Her Majesty the Queen in Right of the Province of Ontario.
“Province Pension Agreement” means an agreement satisfactory to Stelco and the Province to be effective as of the Plan Implementation Date, on the terms outlined in Schedule F to the Plan, with respect to the funding of the Stelco Main Pension Plans.

“Renewal 1005 Collective Bargaining Agreement” means the renewal Collective Bargaining Agreement between Stelco and Local 1005 of the USW for the Stelco Hamilton operations that will be in effect after the current Collective Bargaining Agreement (August 1, 2002 — July 31, 2006).
“Renewal 8782 Collective Bargaining Agreement” means the renewal Collective Bargaining Agreement between Stelco and Local 8782 of the USW for the Stelco Lake Erie operations that will be in effect after the current Collective Bargaining Agreement (August 1, 2000 — July 31, 2004).
“Reorganization” means the reorganization of the share capital and change in the minimum and maximum number of directors of Stelco described in Article 3 of the Plan and effected by the Certificate of Amendment.
“Restructuring Agreements” means, collectively, the Stelco/ Province Restructuring Agreement, the Stelco/ Tricap Restructuring Agreement and the Stelco/ USW Restructuring Agreement.
“Restructuring Claim” means any right of any Person against one or more of the Applicants in connection with any indebtedness, liability, or obligation of any kind owed to such Person arising out of the restructuring, repudiation or termination after the Filing Date of any contract, lease, agreement or other arrangement, whether written or oral, provided that a “Restructuring Claim” does not include any Unaffected Claim.
“Sanction Order” means the Order to be made under the CCAA and the CBCA sanctioning the Plan and approving the Articles of Reorganization, as such Order may be amended by any court of competent jurisdiction, in form and content satisfactory to the Applicants.
“Second Supplemental Indenture” means the supplemental indenture to be dated as of the Plan Implementation Date between Stelco and the New Trustees, supplementing the New Platform Trust Indenture and providing for the issuance of the New Secured Convertible Notes.
“Secured Claims” means all Claims of a Creditor that are secured by valid security (as more fully defined in the Plan).
“Section 5.1 Election” means an election pursuant to Section 5.1 of Regulation 909 under the PBA.
“Senior 2006 Bond” means any debenture issued by Stelco pursuant to the trust indenture dated as of February 15, 1999 between Stelco and Montreal Trust Company of Canada, providing for the issuance of debentures in the aggregate principal amount of $150 million.
“Senior 2009 Bond” means any debenture issued by Stelco pursuant to the trust indenture dated as of November 30, 1989 between Stelco and The Royal Trust Company, providing for the issuance of debentures in the aggregate principal amount of $125 million.
“Shareholder Rights Plan” means the shareholder rights plan adopted by Stelco on December 24, 1998. See “Stelco Before Plan Implementation”.
“Standby Agreement” means the agreement to be entered into between Stelco and Tricap effective as of the Plan Implementation Date with respect to Tricap’s undertaking to purchase New Secured Convertible Notes not taken up under the New Rights Offering.
“Stelcam Holdings” means Stelcam Holdings Inc., a corporation governed by the Business Corporations Act (Alberta).
“Stelco” means Stelco Inc., a corporation governed by the CBCA.
“Stelco Main Pension Plans” means (i) Stelco Inc. and Participating Subsidiaries Retirement Plan For Salaried Employees (Registration Number 0338509), (ii) Stelco Inc. Bargaining Unit Pension Plan for Members of United Steelworkers of America (Registration Number 0354878), (iii) Stelco Inc. Retirement Plan for Lake Erie Steel Company Salaried Employees (Registration Number 0698753) and (iv) Stelco Inc. Bargaining Unit Pension Plan for Lake Erie Steel Company Members of United Steelworkers of America (Registration Number 0698761).
“Stelco/ Province Restructuring Agreement” means the restructuring agreement made as of September 19, 2005 between Stelco and the Province providing for the Province’s support of the Plan including the Province Pension Agreement, the New Province Note and the New Province Warrants.
“Stelco/ Tricap Restructuring Agreement” means the restructuring agreement made as of September 22, 2005 between Stelco and Tricap providing for Tricap’s support of the Plan including the New Secured Revolving Term Loan Agreement and the Standby Agreement.

“Stelco/ USW Restructuring Agreement” means the restructuring agreement made as of September 23, 2005 between Stelco and the USW.
“Stelfil” means Stelfil Ltée, a corporation governed by the Companies Act (Québec).
“Stelpipe” means Stelpipe Ltd., a corporation governed by the CBCA.
“Stelwire” means Stelwire Ltd., a corporation governed by the CBCA.
“Subordinated 2007 Bond” means any debenture issued by Stelco pursuant to the trust indenture dated as of January 8, 2002 between Stelco and CIBC Mellon, as amended or supplemented, providing for the issuance of convertible debentures in the aggregate principal amount of $90 million.
“Subsidiaries” means, collectively, all direct and indirect subsidiaries of the Applicants and all other Persons in which an Applicant has, directly or indirectly, at least a 50% interest immediately prior to the Effective Time.
“Subsidiary Applicants” means, collectively, Stelpipe, Stelwire, CHT Steel and Welland Pipe.
“Tax Act” means the Income Tax Act (Canada).
“Transfer Agent” means CIBC Mellon in its capacities as transfer agent and registrar of the New Common Shares and as paying agent and registrar for the New Notes.
“Tricap” means Tricap Management Limited, the lender providing the New Secured Revolving Term Loan to Stelco and supporting the New Rights Offering pursuant to the Standby Agreement.
“UBS” means, collectively, UBS Securities Canada Inc. and UBS Securities LLC, a financial advisor to the Applicants.
“Unaffected Claims” means the Claims that are not affected by the Plan as set out in Section 2.02(1) of the Plan.
“Unaffected Creditor” means a Creditor with an Unaffected Claim.
“Undeliverable Distribution” has the meaning set out in Section 4.05(2) of the Plan.
“Unionized Employees” means the Employees who are in the bargaining units represented by one or more of the Unions.
“Unions” means, collectively, USW Local 1005, USW Local 8782, USW Local 5328, USW Local 7024, Canadian Auto Workers, National Union, Local 523, and Bricklayers and Masons Union, Local 1.
“United States” or “U.S.” means the United States of America, its territories and possessions, and areas under its jurisdiction.
“Unresolved Claim” means an Affected Claim that at the relevant time is not a Proven Claim and is not barred pursuant to the Claims Procedure Order, but in respect of which a Proof of Claim has been filed or deemed to have been filed in a proper and timely manner in accordance with the Claims Procedure Order.
“U.S. Court” means the United States Bankruptcy Court, Eastern District of Michigan (Southern District).
“U.S. Securities Act” means the U.S. Securities Act of 1933.
“USW” means the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union.
“Volume Weighted Average Trading Price” means, in respect of a security, the volume weighted average trading price of such security on the Toronto Stock Exchange for a specified period, calculated including only trades made on the Toronto Stock Exchange during normal trading hours (prior to 4 p.m.) and excluding internal trades and special Toronto Stock Exchange markers to the extent identifiable through Toronto Stock Exchange reports issued in the ordinary course.
“Website” means www.mccarthy.ca/en/ccaa.
“Welland Pipe” means Welland Pipe Ltd., a corporation governed by the CBCA.
The rules of construction set out in Section 1.02 of the Plan apply to this Circular.

IMPORTANT INFORMATION
      This Circular is furnished in connection with the solicitation of proxies by and on behalf of the Applicants for use at the Meetings of Affected Creditors to be held on November 15, 2005. This Circular contains important information that should be read before any decision is made with respect to the matters referred to herein. All summaries of and references to the Plan in this Circular are qualified in their entirety by references to the text of the Plan, which is set out in Exhibit B to this Circular. All summaries of and references to other documents entered into in connection with the Plan are qualified in their entirety by the definitive documentation thereof and the terms of the documents may, in accordance with their terms and the Plan, be amended or supplemented. Capitalized terms, except as otherwise defined herein, are defined in the section “Glossary of Terms”.
      Information in this Circular is given as at October 5, 2005 unless otherwise indicated.
      No Person is authorized to give any information or to make any representation not contained or incorporated by reference in this Circular and, if given or made, such information or representation should not be relied upon. This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities described in this Circular, or the solicitation of a proxy, in any jurisdiction in which such an offer or solicitation is not authorized, or to or from any Person to or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation. Neither the delivery of this Circular nor any distribution of the securities issued pursuant to the Plan will, under any circumstances, create any implication that there has been no change in the information set forth herein since the date of this Circular.
      The initial issuance of securities to Affected Creditors of the Applicants pursuant to the Plan will not be registered under the U.S. Securities Act or, except in limited cases, the securities laws of any state of the United States. Such securities will instead be issued in reliance upon the exemption provided by Section 3(a)(10) of the U.S. Securities Act and exemptions under state securities laws. These securities will be freely transferable under United States federal securities laws, except for securities held by persons who are deemed to be “affiliates” of the Applicants prior to or after the implementation of the Plan. Such securities held by “affiliates” may be resold by them only in transactions permitted by the resale provisions of Rule 145(d) or Regulation S under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act. It should be noted, however, that the New Rights to be issued to Affected Creditors under the Plan will provide that they may not be exercised in the United States or by or on behalf of a U.S. Person (as defined in Regulation S under the U.S. Securities Act) unless the securities to be issued upon exercise have been registered under the U.S. Securities Act or an exemption from registration is available. As Stelco has no present plans to effect any such registration, Affected Creditors should consult their own advisors with regard to the impact of this restriction in the New Rights. It should also be noted that if an Affected Creditor is a resident of a jurisdiction within which Stelco determines that any of the Plan securities are not qualified to be distributed, the Transfer Agent may sell such securities in the market on behalf of the Affected Creditor and deliver the net proceeds to such Affected Creditor. See “Securities Law Considerations — United States”.
      Affected Creditors should carefully consider the income tax consequences of the Plan described herein. See “Income Tax Considerations”.
      Affected Creditors should not construe the contents of this Circular as investment, legal or tax advice. Affected Creditors should consult their own counsel, accountants and other advisors as to legal, tax, business, financial and related aspects of the Plan.
FORWARD-LOOKING STATEMENTS
      Certain statements in this Circular may constitute “forward-looking” statements that involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Applicants, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements typically include words such as “may”, “will”, “expect”, “believe”, “plan”, “intend” and other similar terminology. These statements reflect current expectations regarding future events and operating performance and speak only as of the date of this Circular. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the risks discussed under “Risk Factors”. Although the forward-looking statements contained in this Circular are based upon what management of the Applicants believes are reasonable assumptions, the Applicants cannot assure Persons that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this Circular, and the Applicants assume no obligation to update or revise them to reflect new events or circumstances.
NON-GAAP MEASURES
      “EBITDA” — Earnings Before Interest, Tax, Depreciation and Amortization is a non-GAAP financial measure used by management to assess the performance of Stelco and its business segments. Stelco’s use of this measure may not be comparable to measures used by other companies. EBITDA can be reconciled to Net Earnings from Continuing Operations (as reported in Stelco’s financial statements) by deducting depreciation, amortization, interest expense, reorganization items and income tax expense (recovery) from EBITDA.
      “Earnings Coverage” — Earnings coverage is also a non-GAAP measure. The objective of this disclosure is to provide an investor with information concerning an issuer in order to make an informed investment decision. The numerator of the calculation is based on consolidated net income from continuing operations before long-term interest and income taxes related to the 12-month periods ended June 30, 2005 and December 31, 2004. The denominator is the pro forma long-term interest expense related to the distribution of new debt securities as contemplated in the Plan, after giving effect to the new debt issues and retirements of existing long-term debt obligations. Assumptions and limitations with respect to this calculation are contained in “Stelco After Plan Implementation — Earnings Coverage Ratios.”
EXCHANGE RATE INFORMATION
      Stelco publishes its consolidated financial statements in Canadian dollars. In this Circular, except where otherwise expressly indicated, all dollar amounts are expressed in Canadian dollars. References to “$” or “Cdn $” are to Canadian dollars and references to “US$” or “U.S. dollars” are to United States dollars.
      The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period, based upon the inverse of the noon spot rate published by the Bank of Canada:

		Year Ended December 31
	Six months ended
	June 30, 2005	2004	2003	2002

High	0.8342	0.8493	0.7738	0.6618
Low	0.7872	0.7159	0.6350	0.6199
Average	0.8096	0.7683	0.7135	0.6368
Period End	0.8159	0.8308	0.7738	0.6331
      On the Filing Date, the noon spot rate published by the Bank of Canada was Cdn $1.3339 per U.S. dollar and the inverse of the noon spot rate was US$0.7497 per Canadian dollar. On October 5, 2005 the noon spot rate was Cdn.$1.1795 per US dollar and the inverse of the noon spot rate was US$0.8478 per Canadian dollar.

THE MEETINGS
PROCEDURE FOR MEETINGS
      Pursuant to the Meeting Order, the Meetings of Affected Creditors have been called to consider and vote on the Plan. The Meetings will be held in the French Room (Hall 2) at the International Centre, 6900 Airport Road, Mississauga, Ontario on November 15, 2005.
      Each Meeting will be held and conducted in accordance with the provisions of the Meeting Order, notwithstanding the provisions of any other agreement or instrument.
      An officer of the Monitor will act as the chair of each Meeting and decide all matters relating to the conduct of the Meeting. The only Persons entitled to attend a Meeting are the Affected Creditors of the applicable Applicant with Proven Claims or Unresolved Claims accepted for voting purposes, in each case as of the voting record date set out in the Meeting Order (i.e., November 9, 2005) and their proxyholders, representatives of the Applicant and the Monitor and the Persons appointed to act as scrutineers at the Meeting, and their respective legal counsel and advisors. Any other Person may be admitted on invitation of the Applicants or the chair of the Meeting.
      The quorum for each Meeting is two Affected Creditors of the applicable Applicant present in person or by proxy and entitled to vote at the Meeting.
      A vote by written ballot will be taken on the passage of the Arrangement Resolution. On a poll on any matter that may come before a Meeting each Affected Creditor will be entitled to one vote for the aggregate value of its Proven Claim.
      The Arrangement Resolution must be approved at each Meeting by a majority in number of the Affected Creditors of the applicable Class present and voting in person or by proxy at the Meeting with Proven Claims representing not less than 66 2/3% in value of the Proven Claims of the Affected Creditors voting at the Meeting. However, if the Arrangement Resolution is not approved by the Affected Creditors of any Subsidiary Applicant, Stelco may, with the consent of the Monitor or Order of the Court, exclude such Subsidiary Applicant from the Plan and proceed with the Plan.
      If a Meeting is adjourned by the chair in its sole discretion or is postponed or otherwise rescheduled, the Meeting will be adjourned, postponed or otherwise rescheduled by the chair to such date, time and place as may be decided by the chair. The Applicants will not be required to deliver any notice of adjournment of the Meeting other than announcing the adjournment at the Meeting.
VOTING AT MEETINGS
Classification
      For the purposes of considering and voting on the Arrangement Resolution, there will be five Classes of Affected Claims as set out below:

Class	Affected Claims

Stelwire Class	Affected Claims against Stelwire
CHT Steel Class	Affected Claims against CHT Steel
Stelpipe Class	Affected Claims against Stelpipe
Welland Pipe Class	Affected Claims against Welland Pipe
Stelco Class	Affected Claims against Stelco
Proven Claims
      The Claims of Affected Creditors for voting and distribution purposes are determined as set out in the Claims Procedure Order, a copy of which is set out as Exhibit C to this Circular. All Affected Creditors should refer to the Claims Procedure Order for a complete description of the procedures pursuant to which Affected Claims are valued for both voting and distribution purposes. The Claims Procedure Order provides for, among other things (a) Claims bar dates prior to which Affected Creditors had to file Proofs of Claim in order to be entitled to vote on the Arrangement Resolution and receive distributions pursuant to the Plan, (b) the procedures pursuant to which the validity and value of the Claims of Affected Creditors are determined for voting and distribution purposes and (c) the conversion of Claims denominated in foreign currency into Canadian dollars. See “Status of Claims Process”.

      To be entitled to attend and vote at a Meeting, an Affected Creditor must have a Proven Claim as at the voting record date set out in the Meeting Order, unless the Monitor and the applicable Applicant permit an Affected Creditor to vote subject to a final determination of the validity and value of its Claim. Each Affected Creditor with a Proven Claim is entitled to one vote for the aggregate value of its Proven Claim.
      If the value of the Claim of any Affected Creditor is not finally resolved at least five Business Days before the date of a Meeting in accordance with the Claims Procedure Order, the Affected Creditor may vote at the Meeting based on the portion of its Unresolved Claim that has been accepted for voting purposes, without prejudice to the rights of the applicable Applicant, or the Affected Creditor, with respect to the final determination of the value of such Affected Creditor’s Claim for distribution purposes in accordance with the terms of the Claims Procedure Order. The Monitor will report to the Court as soon as reasonably possible after the Meetings with respect to (a) the results of the voting on the Arrangement Resolution and (b) whether the approval or non-approval of the Arrangement Resolution by Affected Creditors was determined by the votes cast in respect of Unresolved Claims accepted for voting purposes.
Assignment of Claims
      If an Affected Creditor transfers ownership of all its Proven Claim and the transferee establishes ownership of the Proven Claim to the satisfaction of the Monitor, and demands, no later than as at the voting record date set out in the Meeting Order, that the transferee’s name be included on the list of Affected Creditors entitled to vote at the Meeting, the transferee will be entitled to attend and vote the Proven Claim at the Meeting. If an Affected Creditor or subsequent holder transfers ownership of part of its Proven Claim or transfers ownership of the whole Proven Claim to more than one transferee, the applicable Applicant and the Monitor may continue to deal with the person last holding such Claim in whole as the Affected Creditor in respect of such Claim.
Solicitation of Proxies
      The solicitation of proxies on behalf of the Applicants will be primarily by mail and the costs of such solicitation will be paid by the Applicants as a cost of the CCAA Proceedings. The form of proxy is relevant for voting purposes only and the completion and delivery of a form of proxy by an Affected Creditor will not affect any distribution proposed to be made to such Affected Creditor under the Plan.
Voting by Proxy
      Each Affected Creditor entitled to vote at a Meeting may vote at the Meeting in person or by proxy. A form of proxy for use at the Meetings accompanies this Circular.
      An Affected Creditor may use the enclosed form of proxy to appoint its proxyholder and may appoint any Person (who does not have to be an Affected Creditor) to act on its behalf at a Meeting by inserting that Person’s name in the blank space provided on the form of proxy enclosed with this Circular. If no name has been inserted in the space provided, the Affected Creditor will be deemed to have appointed Tom Ayres, an officer of the Monitor, or another nominee of the Monitor, as the Affected Creditor’s proxyholder. A proxy must be signed by the Affected Creditor or its attorney duly authorized in writing or, if the Affected Creditor is not an individual, by its duly authorized officer or attorney. A form of proxy signed by a Person acting as attorney, or in some other representative capacity, should indicate such Person’s capacity and should be accompanied by the appropriate instrument evidencing qualification and authority to act. Proxies must be returned to the Monitor, c/o 386 Wilcox Street, P.O. Box 3030, Hamilton, Ontario L8N 3T1, Attention: Tom Ayres by 5:00 p.m. (Toronto time), facsimile number: 905-308-7099 on the last Business Day prior to the date of the Meetings or the date of any adjournment of a Meeting or, at the Monitor’s discretion, with the chair of a Meeting prior to the commencement of the Meeting or any adjournment thereof.
      An Affected Creditor may indicate on the form of proxy how it wishes its proxyholder to vote. Proxies in favour of officers of the Monitor will be voted on any ballot that may be called for and, when the Affected Creditor has specified a choice, will be voted in accordance with that specification. In the absence of any specification on the proxy, the proxy will be voted FOR approval of the Arrangement Resolution.
      The form of proxy enclosed with this Circular confers discretionary authority upon the Persons named therein with respect to amendments or variations to the Plan and with respect to any other matter that may properly come before a Meeting. The Applicants may amend the Plan by written instrument at any time and from time to time before and during the Meeting. After the Meeting, the Applicants may only amend the Plan, as approved by Affected Creditors, if the Court and the Applicants, or the Monitor and the Applicants without the need for obtaining an Order, determine that the proposed amendment would not be materially prejudicial to the interests of the Affected Creditors under the Plan or is necessary to give full effect to the intent of the Plan or the Sanction Order.
      Bondholders whose bonds are held in “nominee” names must obtain voting authority from the nominee. Each Bondholder must obtain this Circular from its nominee, together with a form of proxy signed by the nominee. It is important that beneficial owners of Bonds follow the voting instructions provided to them by their nominees. A copy of the voting instructions is contained in the Meeting Order and on the Website. If a beneficial owner of Bonds wishes to vote in person at the Meeting, the beneficial owner must insert its name in the space provided on the form of proxy sent to the beneficial owner by its nominee. In any event the proxy should be signed by the Bondholder.
Revocation of Proxies
      An Affected Creditor who has given a proxy may revoke it by an instrument in writing, including another proxy, executed by the Affected Creditor or its attorney duly authorized in writing or, if the Affected Creditor is not an individual, by a duly authorized officer or attorney, and delivered to the above described office of the Monitor on the last Business Day prior to the date of the Meetings or the date of any adjournment of a Meeting or, at the chair’s discretion, to the chair of a Meeting on the day of the Meeting or the day of any adjournment of the Meeting before any vote is taken on approval of the Arrangement Resolution.

THE PLAN
BACKGROUND TO THE PLAN
Circumstances Prior to Filing under CCAA
      Stelco was established as The Steel Company of Canada Limited in 1910. Stelco continued under the CBCA in 1980 and amalgamated with a wholly-owned subsidiary on January 1, 1999. Its registered and principal office is located at 386 Wilcox Street, Hamilton, Ontario, Canada L8L 8K5.
Operations and Background Since 2003
      Stelco is a large, diversified steel producer. Stelco operates an integrated steel business consisting of two steel-producing plants: Stelco Hamilton in Hamilton, Ontario, and Stelco Lake Erie in Nanticoke, Ontario; and two mini-mill steel-producing subsidiaries: Norambar Inc. in Contrecoeur, Québec, and AltaSteel Ltd. in Edmonton, Alberta. Stelco also operates a number of manufactured products businesses. Steel products supplied by Stelco businesses to the North American market include hot rolled, cold rolled and coated sheet, bars and manufactured products, such as wire and wire products, pipe and tubular products and grinding balls. In 2004, Stelco produced 5.4 million tons of semi-finished steel and shipped 4.9 million tons of steel products representing revenue of approximately $3.5 billion. Annual steelmaking capability at January 1, 2005 was 5.9 million semi-finished tons.
      Stelco incurred significant operating losses in 2003 and significant negative cash flow. Negative factors that affected Stelco included significant cost increases for inputs such as energy and scrap, rising employee future benefit costs, industry overcapacity with the effect of driving down steel prices and an increase in the value of the Canadian dollar relative to its U.S. counterpart. Another major negative factor affecting Stelco was the emergence of a number of U.S. mills from creditor protection with reduced cost structures.
      Average revenue per ton decreased in 2003 by 6% compared with 2002 due to the significant appreciation of the Canadian dollar relative to the U.S. currency, weak market demand, and a lower-value-added mix of sales reflecting increased slab, billet, hot rolled and Norambar bar sales.
      Cost per ton was higher in 2003 than in 2002 due mainly to: higher input costs (particularly natural gas and scrap); reduced production levels at Stelco Hamilton in the first half of 2003 as a result of weak market demand and measures taken to reduce inventory levels; higher pension and health care expenses; and a significant power outage in August. The cost increases were partially offset by: the lower-value-added mix of sales; production recommencing at Norambar after the strike in 2002; cost reduction initiatives that included productivity and yield improvements primarily at the integrated steel segment; and a $13 million property tax settlement at Stelco Hamilton.
      Effective January 1, 2003, Stelco combined its two integrated steel operations located in Hamilton, Ontario and Nanticoke, Ontario into one business called Stelco Integrated Steel. Stelco announced the permanent closure of Welland Pipe on March 7, 2003 and CHT Steel in the first quarter of 2004. A decision was made to close the plate mill at Stelco Hamilton in the fourth quarter of 2003 and the rod mill in September 2004.
Credit Facility
      In November 2003, Stelco renegotiated and renewed the terms of the $350 million Credit Facility with the Operating Lenders. Each of the Subsidiary Applicants has guaranteed payment of Stelco’s obligations under the Credit Facility. The Credit Facility and related guarantees are secured by a first charge on the receivables, inventory and general intangibles of, and, since the Filing Date, a second charge on the property, plant and equipment of, Stelco and the Subsidiary Applicants. In addition, the Credit Facility is secured by a first pledge of the shares of certain subsidiaries of Stelco. As a CCAA filing would be an event of default under its terms and conditions, the parties entered into the Accommodation Agreement dated January 29, 2004. Under the Accommodation Agreement, the Operating Lenders agreed (a) to continue to make the credit facilities available; (b) to make certain amendments to the Credit Facility; and (c) to forbear exercising remedies under the Credit Facility as a result of the CCAA filing event of default. Based on an extension of the Accommodation Agreement granted September 29, 2005, the Accommodation Agreement (and the terms of the Credit Facility) will expire at the earliest of (a) January 20, 2006; (b) the effective date of a Plan; (c) termination of the DIP Credit Facility; and (d) the date at which the Operating Lenders terminate the forbearance under the terms of the Accommodation Agreement due to a further event of default.

Employees
      Stelco, directly and through its wholly-owned subsidiaries, employed about 7,800 people as at December 31, 2004. Approximately 75% are Unionized Employees covered by the terms of eight separate collective bargaining agreements, each limited to a single plant. In July 2002, USW Local 1005 at Stelco Hamilton ratified a new four-year collective agreement which expires on July 31, 2006. The collective agreement with USW Local 8782 at Stelco Lake Erie expired on July 31, 2004. The parties on September 23, 2005 entered into the Local 8782 MOA. USW Local 8782 will recommend the Local 8782 MOA to its members for ratification if the final restructuring plan is similar to the existing Plan or is otherwise acceptable to the USW. The ratification vote of the Local 8782 MOA is to occur within eight days after the Meeting, and if ratified the Renewal 8782 Collective Bargaining Agreement will be in force on the date Stelco receives written notice of ratification which will occur no later than the Plan Implementation Date. Under the terms of an Order made June  14, 2004, Local 8782, on July 27, 2005, provided 90 days’ notice prior to the commencement of a proposed strike at Stelco Lake Erie. However, under the terms of the June 14, 2004 Order, Local 8782 is not presently in a position to engage in a legal strike and will need that Order amended or struck down on appeal to engage in a legal strike. Under the Stelco/ USW Restructuring Agreement, the 90 days notice has been suspended effective September 23, 2005. See “Events After Filing Date — Strike Notice”.
Viability
      In August 2003, Stelco initiated a thorough strategic review of its business and operations. The scope of the review included Stelco’s organizational structure, product lines, capital improvements, as well as the identification of core assets and those that might be candidates for a sale process.
      In early 2004, Stelco concluded that it had a serious viability issue and that it would not have the liquidity needed to operate without a Court supervised restructuring. Stelco noted that its viability was threatened by a high overall cost structure, a deteriorating cash position and an inability to compete against other steel producers that had benefited from their own restructuring activities. Stelco concluded that it would have exhausted available sources of liquidity before the end of 2004 if it did not obtain the benefits provided by a Court supervised restructuring process. Accordingly, Stelco and its wholly-owned subsidiaries, Stelpipe, Stelwire, CHT Steel and Welland Pipe, decided to seek legal protection under the CCAA in early 2004.
      In January 2004, to indemnify the Directors against claims and liabilities that may arise as a result of their association with Stelco, Stelco transferred $10 million to the D&O Trust. In addition, an administrative charge was created as a first priority lien to the extent of $5 million on the Applicants’ assets pursuant to the Initial Order. This is intended to secure the payment of the fees and disbursements for the Monitor, the Chief Restructuring Officer, counsel to the Monitor, independent counsel to the Board and the Applicants’ legal counsel.
Filing for CCAA Protection and Subsequent Events
Initial Order
      On January 29, 2004, Stelco obtained the Initial Order from the Court granting it creditor protection under the CCAA. The Initial Order was sought following a financial and strategic review of Stelco’s viability.
      Viability issues taken into consideration in connection with the obtaining of the Initial Order included Stelco’s high cost structure, its deteriorating cash position, the inability of Stelco to compete against several other steel companies which had been recently restructured and related factors. To restore its financial health Stelco concluded that it needed to reduce liabilities and costs, improve productivity, and focus on key operations and products to become more competitive.
      On January 29, 2004, Stelco made a concurrent petition for recognition of the Initial Order and ancillary relief with the U.S. Court under Section 304 of the U.S. Bankruptcy Code. The CCAA Proceedings include Stelco and its wholly-owned subsidiaries, Stelpipe, Stelwire, CHT Steel and Welland Pipe. The U.S. proceedings include Stelco, Stelpipe and Stelwire. Stelco’s other subsidiaries and joint ventures are not included in the CCAA Proceedings. During the stay period, the Applicants are authorized to continue operations. The Monitor was appointed by the Initial Order in the CCAA Proceedings and has been reporting to the Court from time to time on the Applicants’ cash flow and other developments during the proceedings.
      The Initial Order and the U.S. proceedings provided for an initial stay period of 30 days, which has subsequently been extended to December 5, 2005, and potentially to such later dates as the Court may order. The purpose of the

Initial Order and stay of proceedings is to provide the Applicants with relief designed to stabilize their operations and business relationships with their customers, suppliers, employees and creditors and develop, seek approval of and implement a plan of arrangement.
      The CCAA Proceedings triggered defaults under substantially all debt obligations of the Applicants. The Initial Order stayed actions against the Applicants including steps to collect indebtedness incurred by the Applicants prior to the Filing Date and actions to exercise control over the Applicants’ property. The Initial Order granted the Applicants the authority to pay outstanding and future wages, salaries, employee pension contributions and benefit payments and other obligations to employees; the costs of goods and services, both operating and of a capital nature, provided or supplied after the date of the Initial Order; rent under existing arrangements payable after the Filing Date; and principal, interest, and other payments to holders of security in respect of the property of the Applicants if the amount secured by such security is, in the reasonable opinion of the applicable Applicant, with the concurrence of the Monitor, less than or equal to the fair value of such security, having regard to, among other things, the priority of such security.
DIP Credit Facility
      To ensure Stelco had sufficient liquidity to fund ordinary course operations for the duration of the CCAA Proceedings, debtor-in-possession financing (the “DIP Credit Facility”) was approved by the Court on January 29, 2004 and finalized in March 2004. The DIP Credit Facility is provided by the Operating Lenders, participating in the same percentages as in the Credit Facility. The DIP Credit Facility includes Stelco, Stelwire, Stelpipe, Welland Pipe and CHT Steel and is for $75 million as a revolving line of credit. The DIP Credit Facility is secured by a second charge on the receivables, inventory and general intangibles and a first charge on property, plant and equipment of Stelco. Additionally, the DIP Credit Facility is secured by a first pledge of the shares of certain subsidiaries of Stelco. Each of the Subsidiary Applicants has guaranteed payment of Stelco’s obligations and provided the Operating Lenders’ with liens on all their assets as security. Based on an extension of the DIP Credit Facility granted on September 29, 2005 the maturity date of the DIP Credit Facility was extended to the earliest of (i) January 20, 2006, (ii) the effective date of a Plan, and (iii) termination of the Credit Facility.
Market Conditions
      In the first part of 2004, selling prices for steel rose significantly. As a result of increases in steel prices to historic levels, Stelco showed positive net earnings in the second quarter of 2004 and continued to show positive earnings through the first half of 2005. While Stelco had expected that its restructuring would be driven by, among other things, liquidity issues, based on its review of its financial position in 2003 which showed that Stelco would run out of cash in 2004, the unexpected improvement in steel prices, which directly impacts on Stelco’s financial performance, substantially reduced current liquidity risks to Stelco. However, Stelco remained a competitively challenged business with a high cost structure, certain uncompetitive and outdated operations and significant pension liabilities.
Strategic Planning
      Throughout the first half of 2004 Stelco undertook a detailed strategic review process in order to identify how Stelco could operate in the future as a sustainable and viable business over the longer term in the context of the North American steel industry. Stelco engaged Hatch Consulting to assist Stelco in the strategic analysis of its business and related industry conditions. Stelco finalized its strategic plan in July 2004 and identified a four point strategy for Stelco (the “Four Point Strategy”) designed to ensure its long term viability. The four cornerstones of the strategy are:

•	to build on existing strengths that differentiate Stelco from other steel producers;

•	to focus on high-quality products for value-added markets, including the automotive sector;

•	to simplify the number of product lines, processes and facilities within the Stelco group of businesses; and

•	to invest in new facilities that will strengthen Stelco’s competitive advantage in the changing steel industry.
      The Four Point Strategy identified Stelco’s integrated steel operations at Lake Erie and in Hamilton as its core business for the future. The strategy therefore called for a narrowing of the focus of the business of Stelco. A number of businesses including Stelwire, Stelpipe, Stelfil, AltaSteel, Norambar and Camrose Pipe Company were accordingly determined to be non-core and that they would likely not form part of Stelco’s post-restructuring business. As a result, the Applicants sought Court approval for a sales process for Non-Core Assets.

      The Four Point Strategy includes a significant capital expenditure program in order to upgrade Stelco’s capabilities, replace obsolete facilities and lower production costs through improved processes. Stelco targeted a capital expenditure program that would take 18 to 24 months to implement and cost approximately $425 million as a key part of its long term cost management strategy. The capital expenditure program is critical to Stelco’s long term competitive position and is necessary to, among other things, lower its high cost structure, making it more competitive with respect to its peers.
Labour Developments
      In February 2004 certain locals of the USW brought a motion seeking to rescind the Initial Order and dismiss the application of the Applicants for access to the protection of the CCAA on the basis that the Applicants were not insolvent. The Court dismissed the motion pursuant to written reasons released in March 2004. The USW subsequently sought leave of the Ontario Court of Appeal and in May, the Court of Appeal denied the motion for leave to appeal. The USW then sought leave of the Supreme Court of Canada to appeal the decision, and the Supreme Court of Canada dismissed the USW’s leave application in December 2004.
      In May 2004 USW Local 8782 submitted a request to the Ministry of Labour for the appointment of a Conciliation Officer pursuant to the Labour Relations Act, 1995 (Ontario). The appointment of a Conciliation Officer is an important step in putting parties in a legal position to strike or lockout upon the expiry of a collective bargaining agreement. The collective bargaining agreement with USW Local 8782 expired on July 31, 2004. On June 14, 2004 the Court granted leave to the Minister of Labour to appoint the Hon. George Adams as a Conciliation Officer and a Special Officer under the provisions of the Labour Relations Act, 1995 (Ontario) in respect of Stelco and Stelwire and the USW locals. Effective upon such appointment, the Hon. George Adams was also appointed an officer of the Court. The Court also ordered USW Local 8782 and other locals to provide 90 days’ notice to the Court (and to the service list) prior to any proposed strike.
      In June 2004 General Motors brought a motion seeking leave to terminate its supply contract with Stelco effective July 31, 2004 because it had not received adequate assurances that production and supply to General Motors would not be interrupted after July 31, 2004 as a result of the absence of a renewed collective bargaining agreement between Stelco and USW Local 8782. USW Local 8782 and Stelco did not enter into an agreement satisfactory to General Motors and, as a result, the General Motors supply contract terminated. Stelco suffered a significant loss of valuable business with the failed contract with General Motors.
      The Hon. George Adams held initial meetings with stakeholders in June 2004. In addition, in accordance with an agreement between Stelco and USW locals dated June 23, 2004, separate Conciliation Officers and Special Officers were appointed by the Minister of Labour in connection with the collective agreements between Stelco and its USW locals.
      Subsequent to the June 23, 2004 agreement between Stelco, Stelwire and USW Locals 8782, 1005 and 5328, a number of meetings between the locals and the Applicants took place and, among other things, a protocol was entered into between Local 8782 and Stelco with respect to collective bargaining negotiations. On July 27, 2005, USW Local 8782 provided 90 days’ notice prior to the commencement of a proposed strike at Stelco Lake Erie. However, under the terms of the June 14, 2004 Order, Local 8782 is not presently in a position to engage in a legal strike and will need that Order amended or struck down on appeal to engage in a legal strike.
      On September 23, 2005, Stelco and USW Local 8782 entered into the Local 8782 MOA. USW Local 8782 will recommend the Local 8782 MOA to its members for ratification if the final restructuring plan is similar to the existing Plan, or is otherwise acceptable to the USW. The ratification vote of the Local 8782 MOA is to occur within eight days after the Meetings, and if ratified the Renewal 8782 Collective Bargaining Agreement will be in force on the date Stelco receives written notice of ratification which will occur no later than the Plan Implementation Date. Under the Stelco/ USW Restructuring Agreement, the 90 days notice provided on July 27, 2005 by USW Local 8782 has been suspended effective September 23, 2005.
Stelco Maintenance Excellence Project
      Stelco has partnered with Fluor Canada under a fee-for-performance contract by which Fluor will assist Stelco with maintenance consulting and training to implement a comprehensive step-change maintenance best practices program at Stelco Hamilton and Stelco Lake Erie. The program will include: implementing step-change improvements in maintenance planning; reliability processes; contractor and material management; improving throughput of key production units; and promoting migration of Stelco to high performance culture and work systems.
Capital Raising and Asset Sale Process Order
      In October 2004, pursuant to the Capital Raising and Asset Sale Process Order, the Applicants received Court approval for a capital raising process designed to raise capital and to permit the sale of assets. The Capital Raising and Asset Sale Process Order contemplated, among others, the following possible transactions:

•	the raising of new capital in the restructured Stelco in the form of equity, debt and/or other securities;

•	a sale of Stelco or its Core Business;

•	Non-Core Asset Sales; or

•	a combination of the above.
      The Capital Raising and Asset Sale Process was undertaken by UBS under the direction of the Restructuring Committee of the Board and ultimately under the oversight of the Board. The Capital Raising and Asset Sale Process was conducted in two stages. The first stage was the solicitation of preliminary expressions of interest from potential investors while the second stage entailed the completion of due diligence followed by the submission of offers.
      The Monitor played a significant role in the Capital Raising and Asset Sale Process including:

•	providing input as to which non-binding expressions of interest were in the best interests of Stelco and stakeholders to pursue;

•	attending all meetings involving bidders and employees to discuss potential proposals;

•	providing consultation to Stelco in the evaluation and negotiation of offers received; and

•	providing updates to the Court on a periodic basis with respect to the process and the Monitor’s recommendations.
      The Capital Raising and Asset Sale Process was structured in a manner that addressed concerns by Bondholders that interested Bondholders be given an opportunity to conduct due diligence and present a proposal to Stelco. Bondholders were given until November 8, 2004 to make such a proposal to Stelco. Deutsche Bank AG, a significant Bondholder, approached Stelco to conduct the necessary due diligence within the period prior to November 8, 2004, to assess whether it was prepared to present a term sheet to Stelco with respect to a rights offering to creditors supported by Deutsche Bank or another form of financing. Deutsche Bank presented a commitment letter to Stelco and on November 12, 2004, the Restructuring Committee of the Board and the Board approved the commitment letter, subject to the approval of the Court. On November 29, 2004 the Court approved Deutsche Bank’s commitment as the “stalking horse” for the Capital Raising and Asset Sale Process.
      As approved under the Capital Raising and Asset Sale Process Order, the Applicants commenced a sale process for Non-Core Asset Sales with the assistance of UBS. The Applicants received non-binding expressions of interest for Non-Core Assets up to and including December 1, 2004. The Applicants, UBS and the Chief Restructuring Officer, in consultation with the Monitor, undertook a preliminary evaluation of all the proposals received for each of the Non-Core Assets. A total of 23 parties conducted due diligence in the second stage with some of those parties doing so with respect to more than one Non-Core Asset.
      On or before the December 31, 2004 deadline under the Capital Raising and Asset Sale Process Order, six parties submitted detailed proposals with respect to the Core Business with certain parties indicating a desire to acquire the entire company. All six parties were selected to advance to the second stage of the Capital Raising and Asset Sale Process.
      The Monitor received comments from certain bidders that the deadline of January 31, 2005 for filing offers did not provide enough time for them to complete their due diligence. As a result, the Monitor and the Applicants agreed that it was appropriate in the circumstances to seek an order extending the deadline for filing binding offers for the Core Business and the Non-Core Assets from January 31, 2005 to February 14, 2005. On January 17, 2005, the Court amended the Capital Raising and Asset Sale Process Order to grant the extension request. Offers were subsequently submitted by three parties which were considered together with the Deutsche Bank’s previously approved “stalking horse” commitment. Each of the offers contained conditions that likely could not be satisfied. In addition, Stelco and its advisors were of the view that several of the offers could not be completed.

      On March 1, 2005, Stelco announced that since none of the offers received in respect of the Core Business satisfied the requirements for being designated as a prevailing offer under the Capital Raising and Asset Sale Process Order, Stelco would pursue a Stelco-driven recapitalization plan while continuing with the Non-Core Asset Sales. As a result, Deutsche Bank became entitled to a break fee of approximately $11 million which was paid and expensed in first quarter 2005.
      Pursuant to the New Capital Raising Process Order, with the support of the Monitor, the Capital Raising and Asset Sale Process was discontinued as it related to the Core Business and Stelco was authorized by the Court to raise new capital by way of equity financing or debt and equity financing and to enter into such arrangements as necessary to raise such new capital. In this regard, Stelco was required to file with the Court an outline of the proposed terms of the new equity or debt and equity financing and the proposed treatment of stakeholders at least five Business Days prior to committing to an equity financing or debt and equity financing.
      Following the issuance of the New Capital Raising Process Order, Stelco focussed its attention on determining what potential capital market solutions could be available to Stelco and, in connection therewith, engaged BMO Nesbitt Burns, a Canadian investment banking/underwriting firm, to assist Stelco in connection with possible Canadian equity or debt solutions and related restructuring matters. Following the issuance of the New Capital Raising Process Order, Stelco began work on a comprehensive recapitalization strategy and CCAA plan outline.
      During April 2005 the USW requested that Stelco cooperate with Tricap in connection with a mandate between Tricap and USW under which Tricap would provide financial advisory services and financial sponsor services to the USW. On April 21, 2005, Stelco reached an agreement with the USW on participation in the New Capital Raising Process further to which Stelco agreed to enter into discussions with the USW regarding the recapitalization process for the Applicants (and any related CCAA plan outline) including discussions regarding a recapitalization proposal for the Applicants described in a letter of intent between the USW and Tricap dated April 7, 2005. This arrangement was approved by Order of the Court. The Order stated that Stelco would not file a CCAA plan outline before May 12, 2005 and that Stelco would provide and discuss any CCAA plan outline proposed by Stelco with the USW prior to its filing. The Order also required Stelco to refrain from seeking Court approval for any Non-Core Asset Sales (where the USW represents employees) before May 12, 2005. As part of the April agreement, the USW added Tricap as a financial advisor under the USW non-disclosure agreement dated September 21, 2004 and Tricap was given access to information received by the other USW financial advisors. The Order precluded Tricap from being a financial sponsor of a CCAA plan without the consent of Stelco or the Court. Tricap was not permitted to conduct due diligence in these regards except as noted above. See “Restructuring Agreements — Stelco/ Tricap Restructuring Agreement”.
Mediation Process
      On May 12, 2005, Stelco delivered a CCAA plan outline to stakeholders on a confidential basis together with supporting information and in connection therewith proposed a court-supervised process involving a court-appointed mediator to assist Stelco and its stakeholders in building consensus around a CCAA plan for Stelco.
      By Order made May 19, 2005 a mediation process was established and the Hon. George Adams was appointed to serve as the mediator. In accordance with the recommendations of the Monitor, the mediation began with a discussion of Stelco’s CCAA plan outline delivered on May 12, 2005. Three days of intensive negotiations took place in early June until the mediation was adjourned on June  3, 2005. On June 21, 2005 the Mediator convened further mediation discussions. Further intensive negotiations ensued but were terminated on June  24, 2005. On that date, the Hon. George Adams advised the Court that a comprehensive framework agreement had not been achieved and that he could not report that “further mediated talks at this time would produce such an agreement”. For these reasons, the Hon. George Adams decided to end his involvement in the process.
      Following the end of the mediation discussions in June and in light of the stay of proceedings expiring on July 18, 2005, the Monitor contacted key stakeholders to discuss what might be done with respect to the restructuring process prior to July 18, 2005 and any related court hearing to extend the stay. Further to these discussions the Monitor concluded that it was unlikely that any consensus on the substance of a CCAA plan outline could be reached by July 18, 2005 and that, in general terms, the next step in the proceeding should be the production of a CCAA plan of compromise and arrangement to be followed by a meeting of appropriate stakeholders leading to a vote.

July Plan Outline
      On July 15, 2005 Stelco delivered the detailed July Plan Outline to stakeholders which set out proposed restructuring terms. Through the Monitor, meetings were arranged to provide an opportunity for Stelco to explain the July Plan Outline and to discuss the rationale underlying the restructuring terms. In addition the meetings were arranged to enable Stelco to receive comments and suggestions from stakeholders that would improve the July Plan Outline.
      Highlights of the July Plan Outline filed with the Court on July 15, 2005 included:

•	A strategy to retire the Stelco Main Pension Plans solvency deficiencies by 2015. The July Plan Outline included approximately $200 million in upfront contributions and $98 million in cash payments annually thereafter to fund solvency deficiencies.

•	Refinancing of secured operating credit facilities at the time of plan implementation.

•	Unsecured creditors receiving near or full recovery owed to them through receipt of a pro rata share of new notes and New Common Shares.

•	Existing Common Shareholders at the time of emergence from Court protection would receive less than 2% of the fully diluted shares outstanding together with the right to purchase New Common Shares through a $100 million rights offering to be available to existing equity holders and the right to exercise warrants to purchase 10% of the equity of Stelco on a fully diluted basis. If all rights and warrants were exercised, Stelco would receive proceeds of $190 million and the percentage holdings of the Existing Common Shareholders would be approximately 37% fully diluted.
Province of Ontario
      On February 10, 2005, Stelco received a letter from the Special Advisor on the Steel Industry to the Ontario Government, regarding the funding of the Stelco Main Pension Plans. The letter stated that upon emergence from CCAA protection, Stelco will not be entitled to the benefit of Section 5.1 under Regulation 909 under the PBA. Employers (like Stelco) that have taken the Section 5.1 Election are exempt under the PBA and Regulation from making special payments to fund solvency deficiencies. Such employers are required to pay a higher annual PBGF assessment. Stelco’s additional payments to the PBGF were approximately $13 million for the year ended December 31, 2004. The Special Advisor indicated that the Ontario Government was prepared to be flexible in discussing a fair and reasonable plan for the funding of Stelco’s solvency deficiency as at December 31, 2004 under the Stelco Main Pension Plans. See “Purpose of the Plan — Stelco Viability — Pension Funding”.
      Following the delivery of the July Plan Outline, the Ontario Government advised Stelco that in its view the outline did not meet the stated objectives of the Province and therefore was not acceptable to it. The Province advised Stelco that it would not agree to the pension funding proposal set out in the July Plan Outline.
      Since that time, the Province and Stelco have agreed upon funding arrangements for the Stelco Main Pension Plans aimed at eliminating the solvency deficiencies over a 10 year period through up front lump sum cash contributions, fixed annual payments and payments based on a cash sweep formula of excess free cash flow. The arrangements replace the normal funding rules under the PBA and include funding from the Province. The Section 5.1 Election would no longer be available to Stelco on Plan implementation. The arrangements, which are subject to Stelco successfully emerging from the CCAA Proceedings and various other conditions, are described at Schedule F of the Plan. See also “Treatment of Stakeholders — Funding of Stelco Main Pension Plans”. The Province and Stelco have also entered into the Stelco/Province Restructuring Agreement. See “Restructuring Agreements — Stelco/ Province Restructuring Agreement”.
Changing Market Conditions
      The North American steel industry experienced softening in pricing in 2005 as a result of increased import activity and excessive customer inventories. In June 2005, the spot market pricing for hot roll coils, Stelco’s largest product category, was approximately $550 per net ton representing a decline of approximately 20% since April 2005 when it averaged approximately $680 per net ton.
      North American steel market selling prices have been very volatile over the past year and are highly dependent on North American and world wide steel demand and supply variables not within the control of Stelco. In addition, commodity raw material and energy input costs such as scrap, coke, coal, iron ore, electricity and natural gas were volatile over the same period.
      As a result of these factors, Stelco reassessed the appropriateness and achievability of a plan of arrangement based on the July Plan Outline.
Special Committee
      On August 31, 2005, Stelco received a letter from two directors announcing their resignation. The two directors were originally appointed to the Board of Stelco following meetings with two of Stelco’s largest shareholders. The shareholders indicated they had support from approximately 40% of Stelco’s shareholders and requested two seats on the Board. The shareholders advised Stelco’s Board Restructuring Committee before being appointed to the Board that they believed Stelco was undervalued and pointed out a number of reasons why they believed that to be the case. The letter indicated that the directors were resigning due to concerns over the restructuring process. Three key concerns related to: (i) the accuracy of a recently prepared forecast relevant to Stelco’s restructuring plan, (ii) the role played by management in the restructuring and possible vested interest in ensuring that the restructuring process is in the best interest of management, and (iii) the failure of the Board to follow appropriate processes and procedures to ensure that it properly discharged its responsibilities with respect to the recent forecast. Based on the letter received, Stelco believes that the resignations were driven largely by the fundamental disagreement of the two former directors with the decision on August 24, 2005 to approve a forecast (the “August Forecast”) covering the remainder of 2005 and the years 2006 to 2009.
      On the day following receipt of the letter, the Board formed a Special Committee to review the letter and report to it. In addition, the Board decided that it would be useful to have an outside observer engaged in the process to ensure that an independent view could be expressed on how the Board approached its work. An order was made by the Honourable Justice Farley on September 7, 2005 appointing the Honourable Coulter Osborne as a Special CCAA Officer and directing him to provide assistance to the Special Committee and to oversee the Special Committee’s review of the identified issues. The Committee, comprising Douglas W. Mahaffy (Chairman), John E. Caldwell, Gary J. Lukassen and William P. Cooper, met on multiple occasions to interview various persons and to review the issues raised in the August 31, 2005 letter. On September 19, 2005 the Special Committee delivered a report to the Board containing the following findings:

(a)	the forecasting process followed by Stelco was exceptionally thorough and the methodologies adopted were appropriate in the circumstances and consistently applied except that the August Forecast used 2006 equity research analyst consensus pricing data (i.e., the mean of available equity research analyst forecasts for hot rolled steel) which was fully known to the advisors and to Stelco at the time the forecasts were considered and reviewed;

(b)	the August Forecast provided accurate information and all critical underlying assumptions had been fully described and possible variations on risks of achieving the forecast had been quantified for the Board and disclosed;

(c)	forecasting in the steel industry is particularly difficult due to steel industry dynamics on a global scale, especially in the longer term;

(d)	the Board had all the information it needed in order to make a reasoned independent judgment in the circumstances with respect to the August Forecast including the views of management with respect to pricing and how those views compared to equity research analyst consensus views for hot rolled steel in 2006. The Board fully and carefully considered the forecast information and exercised reasonable business judgment in all of the circumstances in relying, among other things, on a sophisticated financial model, having had the benefit of involvement throughout of its advisors in its consideration and use of the forecast; and

(e)	the senior management team of Stelco is motivated to see Stelco emerge from its restructuring as a corporation capable of producing profits on a consistent basis. These objectives are consistent with the long term interests of stakeholders and consistent with the stated objectives of the President and Chief Executive Officer to see Stelco emerge from the restructuring as a “better corporation”.
The Special Committee made recommendations to assist in these areas in the future.

      Subsequent to the delivery of the report of the Special Committee of the Board, the Honourable Coulter Osborne reported to the Superior Court of Justice pursuant to the order appointing him as Special CCAA Officer. The report of the Honourable Coulter Osborne is a public document. Key findings in the report include:

(a)	The Special Committee identified, both reasonably and correctly, the three primary issues arising from the August 31, 2005 letter.

(b)	There was no basis upon which to suggest a conflict of interest on management’s part. The Honourable Coulter Osborne advised that he was satisfied there was none.

(c)	The Board acted responsibly in considering all aspects of the August 24, 2005 forecasts with which it was presented.
Filing of Plan
      On September 19, 2005, after extensive discussions with stakeholders and in the circumstances of changing market conditions since the July Plan Outline, the Board of Directors of Stelco approved a draft Plan and the Stelco/ Province Restructuring Agreement. On September 20, 2005, Stelco filed motion materials with the Court seeking an Order authorizing it to file the Plan and directing meetings of the Affected Creditors. The terms of the Plan are outlined in detail in this Circular. The Stelco/ Province Restructuring Agreement is described below.
Restructuring Agreements
      On September 19, 2005, subject to Court authorization, Stelco and the Province entered into the Stelco/ Province Restructuring Agreement under which the Province agreed, among other things, to advance Stelco $100 million and to support the Plan. The obligations of the Province were conditional on Stelco, before 9:30 a.m. on September 22, 2005 or such later date as the Province may agree in writing, acting reasonably, (a) reaching agreement with Tricap on the New Secured Revolving Term Loan and the Standby Agreement and (b) entering into the Local 8782 MOA, the Local 5220 MOA and a corporate issues agreement. The Province subsequently extended this deadline. The Stelco/ Tricap Restructuring Agreement was finalized on September 22, 2005, subject to Court authorization, and the Local 8782 MOA and the Local 5220 MOA were entered into on September 23, 2005. The applicable parties agreed not to pursue a corporate issues agreement. On September 23, 2005, Stelco and the USW and the USW Local 8782 also signed the Stelco/ USW Restructuring Agreement, subject to Court authorization, which dealt with the issues surrounding ratification of the Local 8782 MOA and the suspension of the 90 day notice. See “Stelco/Province Restructuring Agreement”, “Stelco/TriCap Restructuring Agreement” and “Stelco/ USW Restructuring Agreement”. On October 4, 2005, pursuant to separate Orders, the Court authorized Stelco to enter into each of the Restructuring Agreements. On October 6, 2005 counsel for certain Bondholders advised Stelco that such Bondholders intend to seek leave to appeal such Orders.
Stelco/ Province Restructuring Agreement
      Stelco and the Province entered into the Stelco/ Province Restructuring Agreement which provides for funding arrangements with respect to the Stelco Main Pension Plans aimed at substantially reducing or eliminating the solvency deficiencies in these plans over a 10 year period. The Agreement also contains provisions relating to a New Province Note and New Province Warrants in connection with the funding arrangements as well as certain conditions to be met under the Plan.
      Key conditions include the following: (a) the Sanction Order will name the members of the board of directors of Stelco as of the Plan Implementation Date and such members will be acceptable to the Province; (b) the material terms and conditions of the Plan being satisfactory to the Province; (c) execution of each of the Province Pension Agreement, the New Province Note and the New Warrant Indenture providing for the issuance of the New Province Warrants; (d) ratification of the Local 8782 MOA and the Local 5220 MOA; and (e) Stelco and its subsidiaries, on a consolidated basis, having not less than $625 million of liquidity comprised of unrestricted cash (in the case of any subsidiary, not subject to any limitations that would prevent the cash from being distributed to Stelco at any time) and unused availability under revolving credit facilities (assuming the sale of the Non-Core Assets and the completion of the Rights Offering). See “Description of the Plan — Purpose of the Plan — Funding of Stelco Main Pension Plans”.
Stelco/ Tricap Restructuring Agreement
      The Stelco/ Tricap Restructuring Agreement sets out the terms and conditions on which Tricap committed to provide financing to Stelco contemplated by the Plan by way of the New Secured Revolving Term Loan and by agreeing to act as standby purchaser in respect of the New Rights Offering. Each of Stelco and Tricap agreed to cooperate with a view to pursuing the restructuring of Stelco as contemplated by the Plan and to refrain from initiating or supporting proceedings not consistent with the Plan. Tricap’s commitment is subject to various conditions including the completion of definitive documentation satisfactory to Tricap, acting reasonably, Tricap being satisfied with all Orders of the Court and the U.S. Court, acting reasonably, and no “Material Adverse Change” having occurred.
      Stelco and Tricap have agreed in the Stelco/ Tricap Restructuring Agreement that the implementation of the Plan will be conditional on a number of conditions including ratification of the Local 8782 MOA and the Local 5220 MOA, the members of the new Board of Stelco named in the Sanction Order being acceptable to Tricap, the material terms and conditions of the Plan being satisfactory to Tricap, acting reasonably, execution of documentation with respect to the New ABL Facility, Stelco having not less than $625 million of liquidity on a consolidated basis and no “Material Adverse Change” having occurred. See “See The Plan — Background to the Plan — Restructuring Agreements — Stelco/ Tricap Restructuring Agreement — New Secured Restructuring Term Loan”.
      Tricap may terminate its commitment under the Stelco/ Tricap Restructuring Agreement for several reasons including material breach by Stelco of the terms of the Stelco/ Tricap Restructuring Agreement, failure to hold the Meetings or failure of the Affected Creditors to approve the Plan, in each case, on or before November 30, 2005, failure to complete the transactions contemplated by the Stelco/Tricap Restructuring Agreement and emerge from CCAA protection within 60 days of the Sanction Order and termination, amendment or modification of the Plan after the date of the Sanction Order without Tricap’s approval. In addition, Tricap may terminate its commitment to act as a standby purchaser in respect of the New Rights Offering, or if entered into, the Standby Agreement, if the closing of the New Rights Offering has not occurred within 100 days of the Plan Implementation Date. Stelco may terminate the Stelco/ Tricap Restructuring Agreement due to material breach by Tricap of the terms of the Stelco/ Tricap Restructuring Agreement and, until such time as the Sanction Order has been entered and all applicable appeal periods have expired, subject to paying a break fee, for any other reason.
      Stelco may terminate the commitment of Tricap to act as standby purchaser in respect of the New Rights Offering, or, if entered into, the Standby Agreement, without terminating the commitment of Tricap with respect to the New Secured Revolving Term Loan. However, if Stelco terminates the commitment of Tricap with respect to the New Secured Revolving Term Loan, the commitment of Tricap to act as standby purchaser in respect of the New Rights Offering, or if entered into, the Standby Agreement, will also be terminated.
      Stelco has agreed not to solicit or negotiate proposals regarding any financing (other than the New ABL Facility and the New Province Note) pertaining to its exit from CCAA Proceedings. However, Stelco may consider, negotiate and recommend any unsolicited bona fide written proposal for financing not otherwise the result of a breach of the foregoing prohibition that the Board has determined in good faith, after consultation with its financial advisors, is advantageous to Stelco, is accompanied by satisfactory evidence of committed financial or other ability to perform and is capable of being concluded. Stelco has agreed to notify the Monitor and Tricap of any such financing proposal and requests for non-public information relating to Stelco.
      Stelco has agreed to reimburse Tricap for any out-of-pocket costs and expenses as incurred, including fees of legal counsel, financial advisers, and industry consultant(s) (including without limitation all such costs and expenses incurred by Tricap in relation to the CCAA proceedings prior to the date of the Stelco/ Tricap Restructuring Agreement) provided that such expenses will not exceed $1.6 million without the consent of Stelco.
      Stelco has agreed to provide customary indemnification to Tricap.
      Stelco and Tricap will be parties to the New Inter-Creditor Agreement in respect of the New Secured Revolving Term Loan.
      Pursuant to an Order dated October 4, 2005, the Initial Order has been amended to grant an administrative charge securing payment of the commitment fee, break fees, Tricap’s costs and expenses and all amounts payable to Tricap under its indemnification, ranking junior to all other CCAA Charges (as defined in the Initial Order) in effect as at the date of such order. See “The Plan — Background to the Plan — Restructuring Agreements — Stelco/ Tricap Restructuring Agreement — New Secured Revolving Term Loan”.
New Secured Revolving Term Loan
      Pursuant to the Stelco/ Tricap Restructuring Agreement, Tricap has agreed to provide the New Secured Revolving Term Loan to Stelco in an amount of $350 million for a term of seven years from Plan Implementation Date. The facility is revolving until the third anniversary of the Plan Implementation Date (the “Target Date”). On and after the Target Date the facility will cease to revolve and the amount of the New Secured Revolving Term Loan outstanding on the Target Date will be repayable in full on the seventh anniversary of the Plan Implementation Date.
      Advances under the New Secured Revolving Term Loan will bear interest at a variable rate per annum equal to 30-day Bankers Acceptances plus 675 basis points plus the Loss Increment (as defined below), if applicable, prior to the Target Date, and at a variable rate per annum equal to 30-day Bankers Acceptances plus 725 basis points, plus the Applicable Premium (as defined below) plus the Loss Increment, if applicable, on and after the Target Date. At any time during which the Loss Increment is not payable, the variable rate per annum that advances under the New Secured Revolving Term Loan will bear will not exceed a rate equal to the Government of Canada yield on seven year bonds (as at the Plan Implementation Date) plus 11.85%. If interest payable on advances under the New Secured Revolving Term Loan exceeds a rate per annum of 12% plus the Loss Increment, if applicable, Stelco may, at its option, cause such excess interest to be paid by adding such excess interest to the principal amount outstanding under the New Secured Revolving Term Loan. For the purposes of calculating interest on advances under the New Secured Revolving Term Loan: “Applicable Premium” means 0 basis points during the six-month period commencing on the Target Date and shall increase by 50 basis points at the beginning of each subsequent six-month period; “Loss Increment” for any quarterly period means 300 basis points, if Cumulative Free Cash Flow (as defined below) at the end of the preceding quarter is less than negative $175 million but greater than negative $300 million from the Plan Implementation Date, and 500 basis points if Cumulative Free Cash Flow at the end of the preceding quarter is equal to or less than negative $300 million; “Cumulative Free Cash Flow” means Adjusted EBITDA (as defined below) minus GAAP interest expense minus capital expenditures (other than strategic capital expenditures); “Adjusted EBITDA” means EBITDA determined in accordance with GAAP excluding unusual non-cash items (except that, with respect to accruals for unusual non-cash items that will be funded in future periods, adjusting to record these items in the years in which the expenses are funded) and adjusting GAAP pension and other post employment benefit expenses to cash funding.
      Stelco may at its option repay amounts outstanding under the New Secured Revolving Term Loan and reduce the committed amount of the New Secured Revolving Term Loan.
      Stelco is required to pay Tricap an annual fee of 2% of the committed amount of the New Secured Revolving Term Loan on each anniversary the Plan Implementation Date and an extension fee of 2% of the committed amount of the New Secured Revolving Term Loan on the Target Date.
      The New Secured Revolving Term Loan will be secured by a first priority security interest in the fixed assets of Stelco and a second priority security interest on the working capital assets of Stelco, except project financings and subject to permitted encumbrances. To the extent permissible, the New Secured Revolving Term Loan will also be secured by (a) all of the tangible and non-tangible assets of the material subsidiaries of Stelco (other than Alta Steel, Lake Erie Slab Company Inc., Stelpipe, Norambar, Stelwire and Stelfil), and (b) a pledge of and security interest in all of the outstanding shares of interests in the material subsidiaries, partnerships and joint ventures of Stelco.
      The New Secured Revolving Term Loan will include customary representations including the absence of any claims or obligations that could materially impair the realizable value of Tricap’s security position upon the enforcement of security and positive and negative covenants customary for facilities of this nature including compliance with the Province Pension Agreement, restrictions on acquisitions or dispositions of assets out of the ordinary course of business (other than Non-Core Asset Sales), debt incurrence or lien limitations (in each case, except for project financings) and other customary restrictions, subject to customary exceptions to be agreed.
      The New Secured Revolving Term Loan will have standard events of default including (a) the occurrence of a “Material Adverse Change”, being any event, circumstance, condition, fact, effect or other matter which has had or could reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), results of operation, prospects, assets, liabilities or operations of Stelco and its subsidiaries (direct or indirect) taken as a whole; provided that any strike, labour disruptions or development affecting capital markets generally, the Canadian or North American economy or the Canadian or international steel industry as a whole shall not be considered a Material Adverse Change, (b) the occurrence of any “Fundamental Change” meaning any of the following: (i) the acquisition at any time following the initial distribution of New Common Shares pursuant to the Plan by any Person, directly or indirectly, of more than 50% of the New Common Shares of Stelco (whether by purchase or by way of merger, amalgamation, consolidation, wind-up or otherwise) (including any right to acquire voting shares that are not then outstanding of which such Person or group is deemed the beneficial owner); (ii) a change in the Board in which the individuals who constituted the Board as of the Plan Implementation Date or (on and after the second anniversary of the Plan Implementation Date) at the beginning of the two-year period immediately preceding such change (together with any other director whose election by the Board or whose nomination for election by the shareholders was approved by a vote of at least two-thirds of the directors then in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office; or (iii) any consolidation of Stelco with, or merger of Stelco into, any other Person, any merger of another Person into Stelco, or any sale, lease or transfer of all or substantially all of the assets of Stelco to another Person (subject to customary exceptions), or (c) Cumulative Free Cash Flow (as defined above) as at the end of any quarter being less than negative $350 million.
Standby Commitment
      Pursuant to the Stelco/ Tricap Restructuring Agreement Tricap has agreed to support the New Rights Offering by agreeing to act as standby purchaser in respect of the New Rights Offering. In such capacity Tricap has agreed to purchase all of the New Secured Convertible Notes not otherwise purchased pursuant to the New Rights Offering at the New Rights Subscription Price. The terms and conditions on which Tricap will act as standby purchaser will be set out in the Standby Agreement to be executed on the date on which the Plan is mailed to Creditors.
      Subject to approval of the Court, in consideration of Tricap agreeing to act as standby purchaser in respect of the New Rights Offering, Stelco has granted to Tricap an option exercisable on the business day following the Expiration Date to subscribe for New Secured Convertible Notes at the New Rights Subscription Price so as to generate proceeds of $25 million.
Commitment Fee
      Subject to approval of the Court, in consideration of Tricap entering into the Stelco/ Tricap Restructuring Agreement, Stelco has agreed to pay Tricap a commitment fee of $10.75 million, $7 million of which is allocable to the New Secured Revolving Term Loan and $3.75 million of which is allocable to its commitment to act as standby purchaser in respect of the New Rights Offering. This commitment fee is payable on the Plan Implementation Date. At its option, Stelco may pay this commitment fee by issuing to Tricap fully tradeable New Secured Convertible Notes with a principal amount equal to the amount of such commitment fee.
Work Fee
      Subject to approval of the Court, Tricap is entitled to a work fee of $500,000, payable following such Court approval. The work fee is creditable against the commitment fee. If the commitments of Tricap are terminated prior to implementation of the Plan, the work fee is creditable against break fees payable at the time of termination.
Break Fees
      Subject to approval of the Court, if Tricap’s commitment in respect of the New Secured Revolving Term Loan is terminated for any reason other than as a result of a breach by Tricap of the Stelco/ Tricap Restructuring Agreement, Tricap will be entitled to a termination fee of $3.5 million payable upon termination of such commitment plus an additional termination fee of $3.5 million, if the New Secured Revolving Term Loan is not consummated as a result of:

(a)	Tricap terminating its obligations as a result of the Plan being terminated, amended or otherwise modified after Court approval without Tricap’s approval;

(b)	Tricap terminating its obligations as a result of Stelco either (i) breaching the terms of the Tricap Plan Funding Commitment, (as defined in the Stelco/Tricap Restructuring Agreement) the Stelco/ Tricap Restructuring Agreement and/or any related transaction documents in any material respect which, if curable, is not cured within 30 days of Tricap providing written notice of such breach to Stelco or (ii) failing to use commercially reasonable efforts to satisfy all conditions of the Tricap Plan Funding Commitment (as defined in the Stelco/Tricap Restructuring Agreement) and any transaction agreements;

(c)	Stelco terminating the commitment up until such time as the Sanction Order is issued and all appeal periods for orders under the CCAA and, if applicable, any other statute or the U.S. Bankruptcy Court have expired, for any reason other than a material breach by Tricap;

(d)	Stelco or any of its affiliates entering into an agreement with respect to any alternative financing proposal; or

(e)	the Plan either not obtaining the requisite approvals of the Affected Creditors, the Court or the U.S. Bankruptcy Court and (i) an alternative financing proposal having been made or communicated publicly or to the Board or any senior officer of Stelco or an intention to make an alternative financing proposal has been publicly announced by any person other than Tricap prior to the date of termination and (ii) Stelco enters into an agreement with respect to or consummates that alternative financing proposal prior to the expiration of 18 months following termination. In this case, 50% of the break fee would be payable upon termination of the commitment and 50% of the break fee would be payable upon consummation of the transaction relating to the alternative financing proposal.
      Subject to approval of the Court, and except as provided in the immediately following paragraph, if Tricap’s commitment to act as standby purchaser in respect of the New Rights Offering is terminated for any reason other than as a result of a breach by Tricap of the Stelco/ Tricap Restructuring Agreement, Tricap will be entitled to a termination fee of $1.875 million payable upon termination of such commitment plus an additional termination fee of $1.875 million if such transaction is not consummated as a result of:

(a)	Tricap terminating its obligations as a result of the Plan being terminated, amended or otherwise modified after Court approval without Tricap’s approval;

(b)	Tricap terminating its obligations as a result of Stelco either (i) breaching the terms of the Tricap Plan Funding Commitment (as defined in the Stelco/Tricap Restructuring Agreement), the Stelco/ Tricap Restructuring Agreement and/or any related transaction documents in any material respect which, if curable, is not cured within 30 days of Tricap providing written notice of such breach to Stelco or (ii) failing to use commercially reasonable efforts to satisfy all conditions of the Tricap Plan Funding Commitment (as defined in the Stelco/Tricap Restructuring Agreement) and any transaction agreements;

(c)	Stelco terminating the commitment up until such time as the Sanction Order is issued and all appeal periods for orders under the CCAA and, if applicable, any other statute or the U.S. Bankruptcy Court have expired, for any reason other than a material breach by Tricap;

(d)	Stelco or any of its affiliates entering into an agreement with respect to any alternative financing proposal; or

(e)	the Plan either not obtaining the requisite approvals of the Affected Creditors, the Court or the U.S. Bankruptcy Court and (i) an alternative financing proposal having been made or communicated publicly or to the Board or any senior officer of Stelco or an intention to make an alternative financing proposal has been publicly announced by any person other than Tricap prior to the date of termination and (ii) Stelco enters into an agreement with respect to or consummates that alternative financing proposal prior to the expiration of 18 months following termination. In this case, 50% of the break fee would be payable upon termination of the facility and 50% of the break fee would be payable upon consummation of the transaction relating to the Alternative Financing Proposal.
      In the case of a termination of the commitment of Tricap to act as standby purchaser in respect of the New Rights Offering in the circumstances in which Stelco has entered into an alternative financing pertaining to its exit from CCAA Proceedings, Tricap will be entitled to elect either to be paid $3.75 million, payable as described above, or to subscribe for up to $25 million of securities issued pursuant to the alternative financing at a 15% discount to the issue price of such securities. This election shall not be available if the issue of such securities would not be practicable in the context of such alternative financing.
      Payment of the break fees will be in full satisfaction of all claims by Tricap against Stelco in respect of its obligations under the Stelco/ Tricap Restructuring Agreement other than for reimbursement of costs and expenses and all claims for indemnification.

Stelco/ USW Restructuring Agreement
      On September 23, 2005, Stelco, the USW and USW Local 8782 entered into the Stelco/ USW Restructuring Agreement, subject to the Court authorizing Stelco to enter into the agreement. Pursuant to an Order dated October 4, 2005, the Court gave such authorization. Under the terms of this agreement, the USW will cooperate with Stelco and support the restructuring of Stelco as set out in the Plan. Further, USW Local 8782 will recommend the Local 8782 MOA to its members for ratification if the final restructuring plan is similar to the existing Plan, or is otherwise acceptable to the USW. The ratification vote of the Local 8782 MOA is to occur within eight (8) days after the Meeting, and if ratified the Renewal 8782 Collective Bargaining Agreement will be in force on the date Stelco receives written notice of ratification which will occur no later than the Plan Implementation Date. Finally, the 90 days strike notice provided on July 27, 2005 by USW Local 8782 has been suspended effective September 23, 2005.
Status of Claims Process
      Pursuant to the Claims Procedure Order, the Applicants initiated a process for certain creditors to file Proofs of Claim against the Applicants for Claims incurred prior to January 29, 2004 and for Restructuring Claims. The claims bar dates for filing Proofs of Claim for Claims arising prior to January 29, 2004 and for Restructuring Claims arising prior to December 17, 2004 was set at January 31, 2005. The restructuring claims bar date for filing Proofs of Claim for Restructuring Claims arising after December 17, 2004 is set at October 26, 2005.
      A dispute mechanism is in place for those Claims that cannot be resolved by way of negotiation with the Applicants and/or the Monitor. These Claims are forwarded to a Claims Officer providing the claimant filed a notice of dispute notice by the earlier of eight Business Days following receipt of a dispute package or March 7, 2005 (or, in respect of a Restructuring Claim arising after December 17, 2004, on October 28, 2005). These Claims are reviewed and ruled on by the Claims Officer. Both Stelco and the claimant have the right to appeal the decision of the Claims Officer to the Court within five Business Days of notification of the Claims Officer’s decision. All determinations from the Court regarding appealed Claims are final for the purpose of recording Claims.
      Since the issuance of the Claims Procedure Order, the Monitor has received over 1,300 Claims aggregating approximately $3.6 billion. As of September 15, 2005, the status of Claims received for distribution purposes was as follows:

	Total Claims	Proven				Unresolved
	filed	Claims	Disputed Claims			Claims

	Amount Per	Final Claim	Amount Per	Amount Per		Amount Per
	Proof of claim	Value(2)	Applicant	Claimant		Claimant(5)

	(in Cdn $ thousands)(1)
Stelco	$3,404,724	$471,494	$3,840	$2,113,528	(3)	$98,116
Stelpipe	126,913	7,245	139	139	(4)	—
Stelwire	64,563	1,647	91	91	(4)	—
Welland Pipe	35,202	94	—	—		—
CHT Steel	16,003	6	485	485	(4)	—

Total	$3,647,405	$480,486	$4,555	$2,114,243		$98,116

Note 1	The above Claims include interest up to and including January 29, 2004 but not thereafter.

Note 2	The Proven Claims above exclude claims of Stelco against the Subsidiary Applicants as these Claims are treated as Unaffected Claims in the Plan.

Note 3	This amount includes two Claims totaling approximately $2.1 billion which are contingent upon Stelco restructuring, repudiating or terminating certain agreements which has not occurred to date nor does Stelco intend to do so. As a result, Stelco and the Monitor do not believe these represent valid Claims.

Note 4	The quantum of these Claims are not under dispute however the treatment of these Claims under the Plan is under dispute.

Note 5	Unresolved Claims represent those claims that have not proceeded through the claims process by agreement of the Monitor, the Applicant and the Claimant to allow the parties to attempt to resolve their differences through negotiation.
     It is not possible to predict the final amount of the Proven Claims with certainty at this time. However, for the purpose of this Circular, it is estimated that the Proven Claims plus post filing interest to December 31, 2005 will be approximately $640 million. It is estimated that a further $5 million of claims will be proven as Secured Claims and will be, therefore, Unaffected Claims.

      The amount of $640 million was previously estimated at $666 million as disclosed in the Quarter 2, 2005 Report to the Shareholders. The decrease of $26 million relates to additional accrued post filing interest to December 31, 2005 of approximately $18 million offset by a reduction of approximately $44 million related to adjustments to reserves for unfiled, litigation and settled claims. Stelco’s current estimated amount of liabilities subject to compromise is $547 million. See Selected Financial Information. The difference between the current estimate of Proven Claims plus post filing interest to December 31, 2005 of $640 million and Stelco’s estimate of claims subject to compromise of $547 million represents a reduction of $93 million. This reduction consists of post filing interest which is not a provable claim pursuant to the Claims Procedure Order and miscellaneous adjustments to reserves.
      While the Monitor cannot provide the final aggregate amount of Claims that will be accepted for distribution purposes, from on or about November 1, 2005, the Monitor will provide ongoing updates of the status of such Claims on the Website.
DESCRIPTION OF THE PLAN
Purpose of the Plan
      The purpose of the Plan is, among other things, to restructure Stelco into a viable and competitive industry participant able to deal with the pricing volatility of the steel industry and other competitive factors.
      Stelco considers the implementation of the Four Point Strategy as critical to its survival as a viable and competitive steel producer. The objective of the Plan is to allow the Applicants to emerge from CCAA Proceedings in a manner that will permit Stelco to implement the Four Point Strategy, while also balancing the interests of all stakeholders of the Applicants in a fair and reasonable manner in the circumstances.
      To achieve viability, consistent with Stelco’s Four Point Strategy, the Board has consistently identified six key areas to be addressed: (a) cost reductions, (b) Non-Core Asset Sales; (c) strategic capital expenditures, (d) liquidity, (e) leverage and (f) pension funding. The Board, as well as Stelco’s management and its advisors, believe that the Plan appropriately addresses each of these six elements within the practical limitations of the realities facing Stelco.
Cost Reductions
      Stelco has identified a number of specific cost reduction initiatives. These include its strategic capital expenditure program, managed attrition and improvement in maintenance planning, which will reduce repairs and maintenance costs, increase throughput as well as reducing electrical and mechanical delays. Other than the strategic capital expenditure program, the other cost reduction initiatives have been widely accepted as a means of creating value for stakeholders at relatively little cost. None of the cost reductions that have been proposed require that any concessions be given by any stakeholder outside of the impact of the Plan generally on Affected Creditors. The Plan does not include any wage concessions or pension or related benefit reductions that might have the effect of immediately reducing costs.
Non-Core Asset Sales
      The Non-Core Asset Sales are consistent with the Four Point Strategic Plan. The Court approved a sale of Stelcam Holding’s 40% partnership interest in Camrose Pipe Company on March 30, 2005. The sale has since closed with Stelco realizing gross proceeds of approximately $23 million from the sale which was completed in the second quarter of 2005. The Court approved a sale of substantially all of the assets of Stelpipe on September 6, 2005 and the transaction is expected to close on October 31, 2005. Stelco is continuing to review offers it has received for other Non-Core Assets in accordance with the Capital Raising and Asset Sale Process Order and is currently actively pursuing discussions with potential purchasers for AltaSteel, Norambar, Stelwire and Stelfil. The Unions are playing an active role in the sale process where they represent bargaining unit workforces at these operations.
Strategic Capital Expenditures
      The Four Point Strategic Plan also identified a number of strategic capital expenditures that Stelco believes will significantly reduce costs and result in creating a more competitive, viable Stelco over the long term. The major planned capital expenditures include: Lake Erie hot strip mill upgrade, to allow the closure of Hamilton’s 1950’s 56” hot strip mill; new pickling facilities, to allow the closure of the 1950’s and 1960’s pickling facilities and repatriation of external pickling; and co-generation, to use Stelco’s existing waste gas stream to produce electricity and reduce power purchases.

      Stelco estimates that the capital expenditure program will cost approximately $425 million (of which approximately $122 million related to the Lake Erie hot strip mill upgrade will have been spent prior to the end of calendar 2005) and anticipates approximately $145 million of EBITDA improvements annually by 2009. These improvements are entirely cost driven and therefore do not rely on new markets or specific pricing of steel to deliver the anticipated returns.
Liquidity
      Liquidity is measured by the amount of cash and undrawn credit facilities Stelco has available. Liquidity has to be considered in the context of other near and medium term cash sources and uses, such as, operating cash flow, capital expenditures, asset sales, interest payments, debt maturities, pension funding obligations and access to additional capital.
      Stelco’s liquidity position has been enhanced significantly in the construction of the Plan. Substantially all of Stelco’s outstanding debt is now due or subject to immediate acceleration. Under the Plan, Stelco’s current bond maturities and trade debt will now have maturity dates ranging from five to 10 years after the Plan Implementation Date under the New Notes. The New Notes also provide for, at the option of Stelco, the payment of interest to be made in the underlying securities rather than cash. If Stelco decides to pay its interest obligation in securities, its liquidity on an annual basis will be enhanced accordingly.
      Stelco believes that once it exits CCAA, its trade credit terms will be extended, leading to a further improvement in the company’s liquidity position. It is expected that as Stelco’s key suppliers become increasingly more comfortable with the financial position and prospects for the company, in most cases they would provide Stelco with more favourable trade terms.
      Stelco is also considering other options it has with its capital expenditure program to enhance liquidity. For example, some of the capital expenditures, such as the co-generation project, may be implemented through project financing and/or joint ventures with other parties. This would provide an additional source of capital and improve future liquidity.
      For illustrative purposes, if the Plan Implementation Date is January 1, 2006, Stelco’s liquidity will be in the range of $525 million assuming receipt of all Non-Core Assets Sale Proceeds. It is anticipated to increase by a further $100 million through the New Rights Offering. This level of liquidity will:

•	allow the financial flexibility to execute Stelco’s strategic plan and meet obligations as they become due;

•	provide the ability to fund the annual pension plan payments of $60 million per annum for 2006 to 2010 and $70 million per annum for 2011 to 2015;

•	better position Stelco to withstand steel pricing volatility and unplanned events; and

•	provide for future capital market access.
Leverage
      Leverage is measured by the total amount of debt outstanding at a point in time. It is estimated that Stelco’s total debt outstanding at the Plan Implementation Date would be approximately $1,060 million including the New Secured Convertible Notes, the New Convertible 5% Notes and the New Province Note but excluding any securities issued under the New Rights Offering. The Plan reduces Stelco’s leverage levels by providing for the conversion of $300 million of New Convertible 5% Notes into equity provided that certain conditions are met and the conversion of $225 million of New Convertible Secured Notes into equity provided certain other conditions are met. See “Securities Issuable under the Plan” — New Secured Convertible Notes” and “New Convertible 5% Notes”. It is also important to consider that the New Province Note has a number of features such as partial forgiveness under certain conditions and below market interest rates that mitigate its impact on Stelco. Upon implementation of the Plan, Stelco believes that it will have a capital structure and leverage levels that are manageable and will allow it to execute on its strategic plans and operate competitively in the future.
Pension Funding
      Stelco, from the outset of the CCAA Proceedings, has identified the level of its pension cash funding obligations as one of the major competitive disadvantages it is facing. At the time of making the Initial Order, it was anticipated that Stelco would not have sufficient funds to continue to meet its obligations, including its projected going concern pension funding obligations.
      Stelco has funded its pension obligations at all times in accordance with its legal obligations. At the present time Stelco is not in default of any of its pension funding or other employee related obligations. Similarly it is not in default of any obligation owed to any pensioner.
      At all times during the CCAA Proceedings, Stelco has been operating under the Section 5.1 Election which exempts Stelco from making any payments in respect of solvency deficiencies under the Stelco Main Pension Plans. As at December 31, 2004, the solvency deficiencies under the Stelco Main Pension Plan totalled $1.075 billion. If the Stelco Main Pension plans had been wound up as of December 31, 2004, the wind-up deficiencies in the Stelco Main Pension Plans would have been approximately $1.29 billion. The Province indicated in February 2005 that it intended to remove the 5.1 Election from Stelco upon exit from CCAA.
      Under the Stelco/ Province Restructuring Agreement, Stelco and the Province have agreed upon pension plan funding arrangements that are aimed at Stelco substantially reducing or eliminating the existing solvency deficiencies in the Stelco Main Pension Plans over a 10 year period. See “Treatment of Stakeholders — Funding of Stelco Main Pension Plans” and “Restructuring Agreement — Stelco/Province Restructuring Agreement”.
Treatment of Stakeholders
      In proposing the Plan, the Applicants considered, among other things, the legal entitlements of stakeholders in the absence of the CCAA Proceedings, their expected economic recovery if no Plan is approved and their proposed treatment under the Plan. Since the value of the securities to be given to Affected Creditors is less than their Claims, there is no residual value in the Applicants to be given to the Existing Common Shareholders. The Applicants believe that the Plan fairly balances all stakeholder interests.
Affected Creditors
      As all Affected Claims of each Applicant are unsecured they have been grouped into one class (the “Affected Creditors”) for distribution purposes.
      Under the Plan the Affected Claims against the Subsidiary Applicants are treated for distribution purposes like Affected Creditors of Stelco. However, Stelco may, with the consent of the Monitor or by Order of the Court, exclude any Subsidiary Applicant from the Plan and would likely do so if the Affected Creditors of a Subsidiary Applicant do not approve the Arrangement Resolution.
      The aggregate amount of the Affected Claims plus post-filing interest thereon to December 31, 2005 is expected to be approximately $640 million. If the Plan is implemented each Affected Creditor will receive in satisfaction of all its claims except Unaffected Claims, its pro rata share of the following based on the amount of its Proven Claims:

•	New Secured Convertible Notes in the aggregate principal amount of $225 million;

•	New Convertible 5% Notes in the aggregate principal amount of $300 million;

•	1.1 million New Common Shares; and

•	New Rights to subscribe for New Secured Convertible Notes at the New Rights Subscription Price to generate proceeds of $75 million.
For greater certainty, claims against the Applicants for any post-filing interest or costs in respect of Affected Claims will also be released. For a description of the New Notes, New Common Shares and New Rights, see “Securities Issuable under Plan”.
      The actual level of recovery to be realized by Affected Creditors under the Plan cannot be determined at this time as it depends on a number of factors including the trading prices after the Distribution Record Date of the securities issued to them under the Plan.
      The table below illustrates the actual level of recovery to be realized by Affected Creditors under the Plan assuming that the aggregate amount of Affected Claims plus post-filing interest thereon to the targeted Plan

Implementation Date of January 1, 2006 totals approximately $640 million (excluding any recovery that Affected Creditors may get from the New Rights).

	Proven	New Secured	New		New
	Claims	Convertible	Convertible		Common		Estimated
	Estimate(1)	Notes	5% Notes		Shares	Total	Recovery(2)

	(C$Millions)
Unsecured Creditors	$640.0	$225.0	$185.6	(3)	$11.0	$421.6	66%
% of Total		53.4%	44.0%		2.6%	100.0%

(1)	Based on current estimates for total Proven Claims, plus post filing interest to December 31, 2005 for illustrative recovery purposes.

(2)	Excludes the value of the New Rights.

(3)	Assumed market value of New Convertible 5% Notes.
     The Monitor believes that if the Plan is not approved and the assets of the Applicants are realized, Affected Creditors would recover between 17% to 33% of their Proven Claims inclusive of post-filing interest thereon to December 31, 2005.
Funding of Stelco Main Pension Plans
      As at December 31, 2004, the Stelco Main Pension Plans provide the pension benefits for approximately 11,500 retirees and 5,350 active employees of the Applicants. No changes to the level of pension benefits currently being paid to pensioners, or to the pension benefits being accrued by the active members are proposed as part of the implementation of the Plan. The changes that are to be made relate to improving the funding status of the Stelco Main Pension Plans as discussed below.
      Under current law, the Stelco Main Pension Plans are funded on a going concern basis only pursuant to the Section 5.1 Election. This will change upon Plan Implementation Date.
      Pension funding arrangements to be incorporated into the Province Pension Agreement will require an upfront lump sum cash contribution allocated among the Stelco Main Pension Plans in a total amount of $400 million on the implementation of the Plan. The Province has agreed to provide Stelco with an advance by way of the New Province Note in the amount of $100 million to assist with this funding requirement. The loan will become repayable on December 31, 2015 and can be repaid in cash or Stelco common shares, subject to a 75% discount if the solvency deficiencies in the Stelco Main Pension Plans are eliminated on or before that date.
      In connection with the New Province Note, Stelco will issue approximately 4 million New Province Warrants to the Province in connection with the Plan under the New Warrant Indenture to be entered into between Stelco and CIBC Mellon providing for the issuance of the warrants.
      After the Plan Implementation Date, the Section 5.1 Election will no longer be in effect for Stelco and total annual cash contributions to be allocated among the Stelco Main Pension Plans (inclusive of current service cost, going concern unfunded liability payments and solvency deficiency payments) will equal $60 million per annum. Commencing in 2011, total annual cash contributions to the Stelco Main Pension Plans will increase to $70 million per annum. These funding requirements will replace the normal funding requirements under the PBA for years up to and including 2015. Commencing in 2016, funding of the Stelco Main Pension Plans will be in accordance with the PBA.
      In addition to the lump sum cash contributions and the total annual cash contributions set out above, commencing in 2008, additional cash contributions will be paid (pension cash sweep funding payments) on account of the solvency deficiencies if Stelco generates free cash flow in excess of a specific formula. Cash sweep contributions will be capped in each year up until 2011 at specified levels.
      Any funding required in respect of increasing benefits resulting from amendment to any of the Stelco Main Pension Plans made after the Plan Implementation Date will be funded in accordance with the normal PBA. In addition, under the funding arrangements, Stelco is to assume all pension liabilities relating to non-transferred employees and retirees from Ontario non-core Subsidiaries not assumed by any buyer.
      Further details of the funding arrangements and the Province advance are found at Schedules E and F of the Plan.

Employees
      The Applicants’ salaried and bargaining-unit employees are unaffected by the Plan except that their positions will be improved by the accelerated pension solvency funding described above. They are not being asked to make any concessions in terms of salaries and wages or pension and other benefits.
Shareholders
      There are a total of about 102,249,197 outstanding Existing Common Shares. The Existing Common Shares have no economic value since Affected Creditors will not receive full recovery. See “Treatment of Stakeholders  — Affected Creditors”. Pursuant to the Articles of Reorganization, each Existing Common Share will be changed into 0.000001 of a New Redeemable Share and each New Redeemable Share will be automatically redeemed. It is expected that no amounts will be payable to the Existing Common Shareholders under the Articles of Reorganization.
Secured Creditors
      The Plan does not affect Creditors with Secured Claims. The Claims of the Operating Lenders pursuant to the Credit Facility and the DIP Credit Facility will be paid in full on or prior to the Plan Implementation Date. It is a condition to implementation of the Plan that Stelco has arranged for the New ABL Facility for up to $600 million.
Claims Not Affected by the Plan
      Claims against the Applicants that will not be affected by the Plan include:

•	Secured Claims;

•	Claims of the Operating Lenders pursuant to the Credit Facility and the DIP Credit Facility;

•	Claims of certain banks under banking arrangements with the Applicants to the extent provided in the Initial Order;

•	Claims of the Monitor, the Chief Restructuring Officer, the Directors and certain legal and financial advisors of the Applicants and certain stakeholders, in respect of which the CCAA Charges were provided in the Initial Order;

•	Claims of any direct or indirect wholly-owned subsidiary of any Applicant with the exceptions described in the Plan;

•	Claims of employees (including Directors) and former employees of the Applicants in respect of their wages and certain other amounts described in the Plan;

•	Claims for indemnity by Directors;

•	Post-Filing Claims;

•	Claims of Majesty in right of Canada or a province for source deductions;

•	Claims by E&Y against the Applicants;

•	Claims by Stelco against any Subsidiary Applicants; and

•	Claims of the Province arising pursuant to any statute or regulations that were secured, contingent or unliquidated at the Filing Date.
      Stelco may assume all claims that are not Affected Claims against each Subsidiary Applicant that are not assumed by a purchaser of the assets of such Applicant in a Non-Core Asset Sale, subject to certain conditions. Reference should be had to Section 2.02 of the Plan for a full description of Unaffected Claims.
      The Meeting Order provides that nothing therein will prejudice the ability of any Bondholder to pursue claims or other remedies against other Creditors or prejudice the ability of any Creditor to raise any defences in respect of such claims or remedies.
Reorganization
      In connection with the implementation of the Plan, the Articles of Reorganization of Stelco, set out as Schedule A to the Plan, will be filed under section 191 of the CBCA. The director under the CBCA will then issue the Certificate of Amendment giving effect to the Articles of Reorganization.

      The Articles of Reorganization will change the share capital and minimum and maximum number of directors of Stelco. The existing authorized capital of Stelco (i.e., Preferred Shares, none of which are outstanding, and Common Shares, of which a total of about 102,249,197 Series A Convertible Common Shares and Series B Convertible Common shares are outstanding) will be extinguished and replaced by an unlimited number of Preferred Shares issuable in series by the Board, an unlimited number of New Redeemable Shares and an unlimited number of New Common Shares. See “Securities Issuable under the Plan  — New Common Shares” and Schedule A to the Plan for the terms of the New Common Shares, New Redeemable Shares and Preferred Shares.
      Each Existing Common Share will be changed into 0.000001 of a New Redeemable Share and no fractional interests resulting from the change will be registered on the books of Stelco. As at the close of business on the Distribution Record Date, each New Redeemable Share and fractional interest therein will be redeemed. No amounts are expected to be payable by Stelco in connection with the redemption. See “Treatment of Stakeholders — Existing Common Shareholders”.
      The minimum number of directors of Stelco will be eight and the maximum number of directors will be 16. The existing Board will resign at the Effective Time. A new Board, consisting of nine persons, will be appointed pursuant to the Sanction Order. The Monitor will work with the Chairman of the existing Board to identify candidates for the new Board based on the following principles:

•	consultation with stakeholders as to appropriate composition;

•	a blend of suitable skills and experience to enable Stelco to achieve success through implementation of its Four Point Strategy Plan; and

•	independence in accordance with applicable corporate governance principles.
It is expected that a majority of the Board will consist of individuals who are not currently Directors of Stelco and it is intended that the new Board will remain in place for at least one year.
Required Approvals
      The conditions to implementation of the Plan include a number of approvals, orders and consents that must be obtained. Some of the material approvals are described below. If any of these approvals is not obtained, subject to the right of Stelco to waive any condition, the Plan will not be implemented.
Affected Creditor Approval
      The Arrangement Resolution must be approved at each Meeting by a majority in number of the Affected Creditors of the applicable Class present and voting in person or by proxy at the Meeting with Proven Claims representing not less than 66 2/3% in value of the Proven Claims of the Affected Creditors voting at the Meeting. However, if the Arrangement Resolution is not approved by the Affected Creditors of any Subsidiary Applicant, Stelco may exclude such Subsidiary Applicant from the Plan and proceed with the Plan with the consent of the Monitor or an Order of the Court. See “Procedure at Meetings”.
      Shareholder approval is not required for a reorganization under section 191 of the CBCA. Section 191 also provides that a shareholder is not entitled to dissent rights in respect of a reorganization thereunder.
Regulatory Approvals
      The Toronto Stock Exchange has conditionally approved the listing of the New Convertible 5% Notes, New Secured Convertible Notes, New Common Shares and New Rights issuable under the Plan. There can be no assurance that these listings will be obtained or, if obtained, that they will all continue or that a trading market will develop or be sustained for all the types of new securities issuable under the Plan. Each listing is conditional on the fulfillment by Stelco of the listing requirements of the Toronto Stock Exchange, including the distribution of each type of the new securities to a minimum number of holders. The New Rights will not be posted for trading on the Toronto Stock Exchange until the New Rights Subscription Price is determined.
      See “Securities Law Considerations — United States — State” as to applications to be made in certain States of the United States.
Court Approval
      The Plan has been filed with the Court pursuant to the CCAA. The CCAA requires that the Plan be sanctioned by the Court following approval by the Affected Creditors. The hearing in respect of the Sanction Order, at which Court sanction of the Plan under CCAA will be sought, is scheduled to take place at 10:00 a.m. on November 21, 2005 at 361 University Avenue, Toronto, Ontario, Canada, subject to the approval of the Affected Creditors being obtained. At the hearing, any interested party desiring to appear and present evidence supporting or opposing the motion for the Sanction Order will be required to file with the Court a Notice of Appearance and serve such Notice of Appearance and a notice setting out the basis for such support or opposition and a copy of the materials to be used on the Applicants’ solicitors, McCarthy Tétrault LLP at least three days before the Court hearing. Interested persons should consult their legal advisors with respect to the legal rights available to them in relation to the Plan and the hearing. In the event that the hearing is adjourned, subject to any Order, only those Persons who have filed and served a Notice of Appearance will be served with notice of the adjourned date.
      The authority and discretion of the Court is very broad under the CCAA. Counsel for the Applicants has advised that the Court will consider, among other things, the fairness of the terms and conditions of the Plan. The Court may approve the Plan as proposed or as amended and subject to such terms and conditions, if any, as the Court thinks fit.
      If the Sanction Order is granted, any interested person may appeal the provisions of the Sanction Order, with leave of the Court or the Ontario Court of Appeal, within 21 days of the date on which the Sanction Order is granted.
Other Conditions
      In addition to the required approvals described above, implementation of the Plan is conditional on the satisfaction or waiver of additional conditions including those set out below.
New Credit Facilities
      Stelco must have the New Credit Facilities available to provide up to $950 million (subject to borrowing base calculations on commercial terms for the New ABL Facility) to finance Stelco’s ongoing operations.
      Prior to the Plan Implementation Date, arrangements satisfactory to Stelco and the Operating Lenders must have been made for the repayment or refinancing of their loans and definitive agreements with one or more financial institutions must have been executed and delivered for the New ABL Facility.
      For a description of the arrangements with Tricap, including the New Secured Revolving Term Loan, see “Restructuring Agreements — Stelco/ Tricap Restructuring Agreement”.
Restructuring of Pension Funding
      The Province Pension Agreement between Stelco and the Province to address the funding of the Stelco Main Pension Plans must become effective as of the Plan Implementation Date. See “Purpose of the Plan — Pension Funding” and “Treatment of Stakeholders — Funding of Stelco Main Pension Plans”.
Other
      Some of the other conditions to implementation of the Plan are set out below:

•	All applicable appeal periods in respect of the Sanction Order and any other order deemed necessary by the Applicants from the U.S. Court have expired and any appeals therefrom have been finally disposed of by the applicable appellate court.

•	Subject to implementation of the Plan, the following have become effective:

(a)	New Platform Trust Indenture, First Supplemental Indenture and Second Supplemental Indenture;

(b)	New Inter-creditor Agreement;

(c)	New Province Note and New Warrant Indenture; and

(d)	Standby Agreement.

•	All relevant Persons will have executed, delivered and filed all documents and other instruments that, in the opinion of the Applicants, acting reasonably, are necessary to implement the provisions of the Plan or the Sanction Order.

•	All applicable approvals and orders of, and all applicable submissions and filings with, governmental, regulatory and judicial authorities having jurisdiction for the completion of the transactions contemplated by the Plan will have been obtained or made, as the case may be, by the Applicants, in each case to the extent deemed necessary or advisable by the Applicants and in form and substance satisfactory to the Applicants.

•	All conditions precedent to the implementation of the Plan in favour of Persons other than the Applicants will have been satisfied or waived by such Persons.
Securities Issuable under Plan
      The following description of the material terms of the securities to be issued by Stelco pursuant to the Plan is qualified in its entirety by any definitive documentation therefor referred to in the description. Capitalized terms, except as otherwise defined herein, are defined in the section “Glossary of Terms”.
General Description of Debt Securities
      The New Platform Trust Indenture provides for the creation and issue of bonds, debentures, notes and other similar evidence of indebtedness of any description (the “Debt Securities”) in an amount equal to the amount of the Debt Securities issuable under the Plan including in respect of interest payable on Debt Securities issuable under the Plan. The following description sets forth certain general terms and provisions of the Debt Securities. It is only a summary of certain terms and provisions of the New Platform Trust Indenture and the Debt Securities and does not purport to be complete and is subject to the detailed provisions of the New Platform Trust Indenture to which reference is made for a full description of such provisions and for other information regarding the Debt Securities.
General
      The New Platform Trust Indenture limits the aggregate principal amount of Debt Securities that Stelco can issue under the New Platform Trust Indenture to the amount of the Debt Securities issuable under the Plan and in respect of interest payable on such Debt Securities. Stelco may issue Debt Securities from time to time in separate series. As of the date hereof, no Debt Securities are outstanding under the New Platform Trust Indenture.
      The specific variable terms of any offering of Debt Securities, including the title of Debt Securities, the aggregate principal amount of Debt Securities being offered, the currency or currency unit in which the Debt Securities may be issued, authorized denominations, the issue and delivery date, the maturity date, the issue price (at par, at a discount or at a premium), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), any redemption provisions, any repayment provisions, any terms entitling the holder to exchange or convert the Debt Securities into other securities of Stelco, the subordination provisions, if any, the method of distribution and any other specific terms, will be set forth in a Supplemental Indenture.
      Unless otherwise indicated in the applicable Supplemental Indenture, the New Platform Trust Indenture does not afford the holders the right to tender Debt Securities for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Debt Securities will bear interest, in the event that Stelco should become involved in a highly leveraged transaction or in the event of a change in control of Stelco.
Form, Denomination, Exchange and Transfer
      The Debt Securities of each series may be issued, at Stelco’s option, in definitive form or in global form. If Debt Securities are represented by one or more registered global securities (the “Registered Global Debt Security”), they must be transferred through participants (“Participants”) in the depository service of CDS or a successor, which include securities brokers and dealers, banks and trust companies. On the date of closing of an issue of Debt Securities, Stelco will cause the Registered Global Debt Security to be delivered to, and registered in the name of, CDS or its nominee. In such case, no holder of a Debt Security of that series (a “Debtholder”) will be entitled to a certificate or other instrument from Stelco or CDS evidencing that Debtholder’s ownership thereof, and no Debtholder will be shown on the records maintained by CDS except through a book entry account of a Participant acting on behalf of such Debtholder. Each Debtholder will receive a customer confirmation of purchase from the registered dealer from which the Debt Security is purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book entry accounts for its Participants having interests in the Debt Securities.
      If, among other things, (a) CDS notifies Stelco or Stelco otherwise determines that CDS is no longer able to discharge properly its responsibilities as depository with respect to the Debt Securities of any series and Stelco or the New Trustees are unable to locate a qualified successor within 90 days, (b) Stelco at its option elects, or is required by law, to terminate the book entry system, or (c) after the occurrence of an event of default under the New Platform Trust Indenture in respect of Debt Securities of that series, Debtholders representing beneficial interests aggregating not less than 51% of the outstanding balance of the Debt Securities of that series determine that the continuation of the book entry system is no longer in the best interests of the Debtholders, then Debt Securities of that series will be issued in definitive form to Debtholders or other nominees.
      If Debt Securities of a series are issued in global form, transfers of ownership in the Debt Securities of the series will be effected only through records maintained by CDS or its nominee for such Debt Securities with respect to interests of Participants, and on the records of Participants with respect to interests of persons other than Participants. Debtholders who are not participants, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the Debt Securities of that series, may do so only through Participants.
      The ability of a Debtholder to pledge a Debt Security or otherwise take action with respect to such Debtholder’s interest in that Debt Security (other than through a Participant) may be limited due to the lack of a physical certificate.
Payment
      If Debt Securities of a series are issued in global form, payments of principal and premium, if any, and interest on each Debt Security of any series will be made by Stelco to CDS or its nominee, as the case may be, as the registered holder of the Debt Securities of that series. As long as CDS or its nominee is the registered owner of the Debt Securities of that series, CDS or its nominee, as the case may be, will be considered the sole owner of the Debt Securities of that series, for the purposes of receiving payments on the Debt Securities of that series. The responsibility and liability of Stelco in respect of the Debt Securities of that series is limited to making payment of any principal and interest due on the Debt Securities of that series to CDS or its nominee.
      Stelco understands that CDS or its nominee, upon receipt of any payment of interest or principal in respect of a Debt Security, will credit Participants’ accounts, on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Registered Global Debt Security as shown on the records of CDS or its nominee. Stelco also understands that payments of interest and principal by participants to the owners of beneficial interest in such Registered Global Debt Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name” and will be the responsibility of such Participants.
Successor Corporations
      The New Platform Trust Indenture provides that so long as any Debt Securities issued thereunder remain outstanding, Stelco will not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of amalgamation, of the continuing corporation resulting therefrom unless:

(a)	such other Person is a body corporate (herein called a “Successor Corporation”) incorporated under the laws of Canada or any province thereof;

(b)	the Successor Corporation executes, prior to or contemporaneously with the consummation of such transaction, such instruments as are satisfactory to the New Trustees and, in the opinion of counsel retained by the New Trustees or by Stelco which is acceptable to the Trustee, are necessary or advisable to evidence the assumption by the Successor Corporation of liability for the due and punctual payment of the Debt Securities and the interest thereon and all other money payable thereunder and the covenant of the Successor Corporation to pay the same and its agreement to observe and perform all the covenants and obligations of Stelco under the New Platform Trust Indenture; and

(c)	no condition or event will exist in respect of the Successor Corporation at the time of such transaction and after giving full effect thereto which would constitute an Event of Default or which, with the giving of notice or with the passage of time or both, would constitute an Event of Default.
      Upon satisfaction of these conditions and any additional conditions contained in any supplemental indenture, the Successor Corporation may succeed to and be substituted for Stelco and the Successor Corporation will possess and from time to time may exercise each and every right and power of Stelco under the New Platform Trust Indenture in the name of Stelco or otherwise and any act or proceeding required by any provision of the New Platform Trust Indenture to be done or performed by any directors or officers of Stelco may be done and performed with like force and effect by the like directors or officers of the Successor Corporation.

Events of Default
      The New Platform Trust Indenture provides that each of the following will constitute an Event of Default with respect to Debt Securities of any series:

(a)	if Stelco defaults in payment of the principal of any Debt Security of that series when the same becomes due;

(b)	if Stelco defaults in payment of any interest due on any Debt Security of that series and such default continues for a period of 30 days;

(c)	if Stelco neglects to carry out or observe any other covenant or condition in the New Platform Trust Indenture in respect of a Debt Security of that series on its part to be observed or performed and, after notice in writing has been given by the New Trustees to Stelco specifying such default and requiring Stelco to put an end to the same (which notice may be given by the New Trustees in their discretion and must be given by the New Trustees upon request by the holders of not less than 35% in principal amount of the outstanding Debt Securities of all series affected thereby (as one class)), Stelco fails to make good such default within a period of 90 days unless the New Trustees (having regard to the subject matter of the neglect or non-observance) agree to a longer period, and in such event, within the period agreed to by the New Trustees;

(d)	if Stelco defaults under any obligation to repay borrowed money (other than the Debt Securities of that series or any such obligation of any partnership or unincorporated joint venture of which Stelco is a partner or a party and holds not more than 50% of the ownership interests therein) pursuant to which Stelco has outstanding any indebtedness in an aggregate amount in excess of $50 million, and such default has resulted in the acceleration of the maturity of such obligation, provided that such default has not been waived by the obligee prior to the New Trustees taking any action pursuant to the terms of the New Platform Trust Indenture or provided that such event of default is not in good faith disputed by Stelco, but in that event Stelco will, if the New Trustees so require, give security which, in the reasonable discretion of the New Trustees, is sufficient to pay in full any amount claimed in respect of such dispute in case the acceleration of the obligation is held to be valid;

(e)	if an order is made or an effective resolution passed for the winding-up, liquidation or dissolution of Stelco, except in the course of carrying out, or pursuant to, a transaction which is permitted in the Successor Corporation provisions of the New Platform Trust Indenture;

(f)	if Stelco makes a general assignment for the benefit of its creditors or institutes any other proceeding for relief under any bankruptcy or insolvency law, or is declared bankrupt, or if a custodian or a sequestrator or a receiver and manager or any other person with similar powers is appointed in respect of Stelco or of all the property of Stelco or a substantial part thereof;

(g)	if an encumbrancer takes possession of all or a substantial part of the property of Stelco or if a distress or execution or any similar process is levied or enforced against such property and remains unsatisfied for such period as would permit such property or such part thereof to be sold thereunder and in either case such possession or process has not been contested in good faith and stayed within a period of 60 days thereafter; or

(h)	any other Event of Default provided with respect to the Debt Securities of that series.
Acceleration on, and Waiver of, Default
      If an Event of Default described in clause (a) or (b) above occurs and is continuing with respect to Debt Securities of any series, then in every such case the New Trustees or the holders of not less than 35% in principal amount of the outstanding Debt Securities of that series may declare the principal amount of all the outstanding Debt Securities of that series and all interest thereon to be due and payable immediately, by notice in writing to Stelco (and to the New Trustees if given by holders), and upon any such declaration the same will become immediately due and payable. If an Event of Default described in clause (c) or (h) above occurs and is continuing with respect to Debt Securities of one or more series, then in every such case the New Trustees or the holders of not less than 35% in principal amount of the outstanding Debt Securities of all series affected thereby (as one class) may declare the principal amount of all the outstanding Debt Securities of such affected series and all interest thereon to be due and payable immediately, subject to any provisions for subordination of any one or more series of Debt Securities, by notice in writing to Stelco (and to the New Trustees if given by holders), and upon any such declaration the same will become immediately due and payable, subject to any provisions for subordination of any one or more series of Debt Securities. If an Event of Default described in clause (d), (e), (f) or (g) above occurs and is continuing, then in every such case the New Trustees or the holders of not less than 35% in principal amount of all outstanding Debt Securities (as a class) may declare the principal amount of all the outstanding Debt Securities and all interest thereon to be due and payable immediately, subject to any provisions for subordination of any one or more series of Debt Securities, by notice in writing to Stelco (and to the New Trustees if given by holders), and upon any such declaration the same will become immediately due and payable, subject to any provisions for subordination of any one or more series of Debt Securities. However, at any time after a declaration of acceleration with respect to the outstanding Debt Securities of one or more series has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an Event of Default (as a class), by written notice to Stelco and the New Trustees, may, under certain circumstances, rescind and annul such acceleration, except an Event of Default arising from the failure to pay principal or interest or an Event of Default arising from the failure to redeem any Debt Security of any series tendered pursuant to a notice of redemption.
      The New Platform Trust Indenture provides that, subject to the duty of the New Trustees during default to act with the required standard of care, the New Trustees are obliged to perform only such duties as are specifically set forth in the New Platform Trust Indenture. Subject to certain limitations set forth in the New Platform Trust Indenture, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an Event of Default (as a class) have the right to direct the time, method and place of conducting any proceeding for any remedy available to the New Trustees, or exercising any trust or power conferred on the New Trustees, with respect to the Debt Securities of all series affected by such Event of Default. The New Platform Trust Indenture further provides that the New Trustees will not be deemed to have knowledge of any Event of Default until they are notified of the same and that the New Trustees will be under no obligation to exercise any of their rights or powers under the New Platform Trust Indenture at the request or direction of any of the holders of the Debt Securities unless such holders have offered the New Trustees fees and indemnity reasonably satisfactory to the New Trustees against costs, expenses and liabilities that might be incurred by them in compliance with such request or direction.
      No holder of Debt Securities of any series will have any right to institute any proceedings with respect to the New Platform Trust Indenture or Debt Securities of that series unless (a) such holder has previously given to the New Trustees written notice of a continuing Event of Default with respect to the Debt Securities of that series, (b) the holders of at least 35% in principal amount of the outstanding Debt Securities of all series affected by such Event of Default (as a class) have made written request to institute the proceedings, (c) such holder has offered or provided to the Trustee fees and indemnity in form satisfactory to the New Trustees against any loss, liability or expense, (d) the New Trustees do not comply with the request and have failed to institute such proceedings within 60 days after receipt of such request and indemnity, and (e) within such 60 day period the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by such Event of Default (as a class) do not give a direction inconsistent with such request. However, such limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium or interest on such Debt Security on or after the applicable due date specified in such Debt Security.
      The New Platform Trust Indenture requires Stelco to furnish to the New Trustees annually a certificate as to the compliance by Stelco with certain covenants, conditions or other requirements contained in the New Platform Trust Indenture and as to any non-compliance therewith. The New Platform Trust Indenture also provides that the New Trustees may withhold notice to the holders of the Debt Securities of any series of any Event of Default affecting such series (except defaults as to payment of principal, premium or interest on the Debt Securities of such series) if the New Trustees in good faith determine that withholding of such notice is in the interests of the holders of the Debt Securities of such series.
Legal Defeasance and Covenant Defeasance
      Stelco may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Debt Securities of any series (“Legal Defeasance”) except for:

(1)	the rights of the holders of outstanding Debt Securities to receive payments in respect of the principal of, or interest or premium, if any, on such Debt Securities when such payments are due from the trust referred to below;

(2)	Stelco’s obligations with respect to the Debt Securities concerning issuing temporary Debt Securities, registration of Debt Securities, mutilated, destroyed, lost or stolen Debt Securities, the maintenance of an office or agency for payment and money for payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the New Trustees and Stelco’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the New Platform Trust Indenture.
      In addition, Stelco may, at its option and at any time, elect to have the obligations of Stelco released with respect to certain covenants that are described in the New Platform Trust Indenture or a supplemental indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants will not constitute a Event of Default with respect to the Debt Securities. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “Events of Default” will no longer constitute Events of Default with respect to the Debt Securities.
      In order to exercise either Legal Defeasance or Covenant Defeasance:

(a)	Stelco must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Debt Securities of the series, cash in the currency in which the Debt Securities are payable, non-callable government securities in such currency, or a combination thereof, in such amounts as will be sufficient, in the opinion of an independent accounting or investment banking firm of national standing in Canada or the United States, to pay the principal of, and interest and premium, if any, on the outstanding Debt Securities of the series on their stated maturity or on the applicable redemption date, as the case may be, and Stelco must specify whether the Debt Securities are being defeased to maturity or to a particular redemption date;

(b)	in the case of Legal Defeasance, Stelco will have delivered to the New Trustees an opinion of counsel reasonably acceptable to the New Trustees confirming that (i) Stelco has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders and beneficial owners of the outstanding Debt Securities of the series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c)	in the case of Covenant Defeasance, Stelco will have delivered to the New Trustees an opinion of counsel reasonably acceptable to the New Trustees confirming that the holders and beneficial owners of the outstanding Debt Securities of the series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)	in the case of Legal Defeasance or Covenant Defeasance, Stelco must deliver to the Trustee an opinion of counsel in Canada reasonably acceptable to the New Trustees confirming that the holders and beneficial owners of the outstanding Debt Securities of the series will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax or other tax purposes as a result of such Legal Defeasance or Covenant Defeasance, as applicable, and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as applicable, had not occurred;

(e)	no Event of Default will have occurred and be continuing either: (i) on the date of such deposit; or (ii) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(f)	such Legal Defeasance or Covenant Defeasance will not result in a breach of violation of, or constitute a default under, any material agreement or instrument to which Stelco or any of its Subsidiaries is a party or by which Stelco or any of its Subsidiaries is bound;

(g)	Stelco must deliver to the New Trustees a certificate stating that the deposit was not made by Stelco with the intent of preferring the holders over the other creditors of Stelco or with the intent of defeating, hindering, delaying or defrauding creditors of Stelco or others;

(h)	if the Debt Securities of the series are to be redeemed prior to their stated maturity, Stelco must deliver to the New Trustees irrevocable instructions to redeem all of the Debt Securities of the series on the specified redemption date; and

(i)	Stelco must deliver to the New Trustees a certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.
Amendment, Supplement and Waiver
      Except as provided in the next two succeeding paragraphs, the New Platform Trust Indenture and the Debt Securities of any series may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Debt Securities of the series then outstanding and any existing default or compliance with any provision of the New Platform Trust Indenture affecting the Debt Securities of the series may be waived with the consent of the holders of a majority in principal amount of the then outstanding Debt Securities of the series.
      Without the consent of each holder affected thereby, an amendment, supplement or waiver may not (with respect to any Debt Securities held by a non-consenting holder):

(a)	reduce the principal amount of Debt Securities whose holders must consent to an amendment, supplement or waiver;

(b)	reduce the principal of or change the stated maturity of any Debt Security or alter the provisions, or waive any payment, with respect to the redemption of any Debt Security;

(c)	reduce the rate of or change the time for payment of interest on any Debt Security;

(d)	waive an Event of Default in the payment of principal of, or interest, or premium, if any, on, the Debt Securities (except a rescission of acceleration of such Debt Securities by the holders of at least a majority in aggregate principal amount of such Debt Securities and a waiver of the payment default that resulted from such acceleration);

(e)	make any change in the provisions of the New Platform Trust Indenture relating to waivers of past defaults or the rights of holders of Debt Securities to receive payments of principal of, or interest or premium, if any, on, the Debt Securities;

(f)	impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Securities;

(g)	except as otherwise permitted, consent to the assignment or transfer by Stelco of any of its rights or obligations under the New Platform Trust Indenture; or

(h)	make any change in the preceding amendment and waiver provisions.
      Notwithstanding the preceding, without the consent of any holder of any Debt Securities, Stelco and the New Trustees may amend or supplement the New Platform Trust Indenture, among other things:

(a)	to establish the terms of a series of Debt Securities;

(b)	to evidence the succession of a Successor Corporation in the case of a merger, amalgamation or consolidation or sale of all or substantially all of Stelco’s assets;

(c)	to add to Stelco’s covenants in the New Platform Trust Indenture for the benefit of the holders of all or any series or to surrender any right or power conferred upon Stelco;

(d)	to comply with legal requirements;

(e)	to make such provisions, not substantially inconsistent with the New Platform Trust Indenture, as may be necessary or desirable with respect to matters arising under the New Platform Trust Indenture that, in the opinion of the New Trustees, are expedient to make; provided that such provisions do not individually or in the aggregate materially adversely affect the interests of the holders of Debt Securities of any series or the New Trustees;

(f)	to add to or modify, amend or eliminate any of the terms of the New Platform Trust Indenture or any supplemental indenture, provided that (i) no such addition, modification, amendment or elimination will be effective with respect to any Debt Securities that are outstanding at the time of such addition, modification, amendment or elimination and (ii) the Trustee may decline to enter into any supplemental indenture that would adversely affect its own rights, duties or immunities under the New Platform Trust Indenture or otherwise;

(g)	to evidence and provide for the acceptance of appointment by a successor Trustee; and

(h)	to cure any ambiguity, defect or inconsistency, provided the rights of New Trustees or of the holders of Debt Securities of any series are not materially prejudiced.

New Secured Convertible Notes
Issue
      If the Plan is implemented, Stelco will issue New Secured Convertible Notes (“9.5% Notes”) in the aggregate principal amount of $225 million to Affected Creditors. Additional 9.5% Notes in the aggregate principal amount of $10.75 million in payment of commitment fees in kind to Tricap and additional 9.5% Notes pursuant to the New Rights Offering will be issued under the Plan. See “Restructuring Agreements — Stelco/ Tricap Restructuring Agreement” and “Securities Issuable under Plan — New Rights”. The 9.5% Notes will be issued under the Second Supplemental Indenture. They will be represented by one or more fully-registered global notes registered in the name of CDS or its nominee. Beneficial interests in these fully-registered global notes will be in denominations of $1,000 and integral multiples thereof. The 9.5% Notes will mature on the tenth anniversary of the Plan Implementation Date. They will bear interest at a rate of 9.5% per annum payable quarterly. Subject to all applicable regulatory approvals, Stelco may, at its option, elect to satisfy payment obligations on any interest payment date by delivering that number of freely tradeable New Common Shares obtained by dividing the interest amount by 90% of the Volume Weighted Average Trading Price of the New Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the interest payment date.
Ranking
      The 9.5% Notes will be senior secured obligations of Stelco. They will rank senior in right of payment to all existing and future subordinated indebtedness of Stelco and equal in right of payment with all existing and future senior indebtedness of Stelco, provided they will be effectively subordinated to all existing and any future secured indebtedness of Stelco, including the indebtedness of Stelco under its New Credit Facilities, to the extent of any prior security on the assets securing such indebtedness. In addition, the 9.5% Notes will be effectively subordinated to all existing and future liabilities of Stelco’s subsidiaries that have not provided guarantees for payment of the 9.5% Notes and secured such guarantees with charges over their assets.
Security
      All the obligations of Stelco under the 9.5% Notes will be secured by (a) a second priority security interest in the fixed assets of Stelco, except for assets related to project financings and subject to permitted encumbrances, and (b) a third priority security interest, subject to permitted encumbrances, in the inventory and accounts receivable of Stelco. These security interests will be subject to the terms of the New Inter-Creditor Agreement, the ABL Facility, the New Secured Revolving Term Loan Agreement and the Second Supplemental Indenture and related instruments which, among other things, will grant priority to a first priority security interest in the inventory and accounts receivable of Stelco in favor of the New ABL Facility and a first priority security interest in the fixed assets of Stelco and a second priority security interest in the inventory and accounts receivable of Stelco in favor of the New Secured Revolving Term Loan and will allow, without the release or consent of the New Trustees, Stelco to conduct various ordinary course activities with respect to the collateral.
      Any security interest in the shares of Subsidiaries will be released if the shares are sold in a Non-Core Asset Sale. In addition, upon a Legal Defeasance or a Covenant Defeasance, Stelco will be entitled to release of all security held for the 9.5% Notes.
Change of Control
      Upon the occurrence of a change of control, Stelco will be required to make an offer to purchase all the 9.5% Notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the repurchase date.

Conversion
      The 9.5% Notes will be convertible, at the holder’s option, into New Common Shares at any time after the Plan Implementation Date and prior to the close of business on the earlier of the last Business Day prior to redemption and the Business Day immediately preceding the tenth anniversary of the Plan Implementation Date, at a conversion price of $13.50 per New Common Share, subject to adjustment in certain events as noted below.
Redemption
      Stelco may redeem the 9.5% Notes in whole or in part from time to time, on at least 30 days notice,

•	at any time after the fifth and prior to the seventh anniversary of the Plan Implementation Date, at the principal amount thereof plus accrued and unpaid interest, provided that the Volume Weighted Average Trading Price of the New Common Shares on the Toronto Stock Exchange for at least 20 trading days in any consecutive 30 day period ending five trading days preceding the date on which notice of redemption is given exceeds 125% of the conversion price of $13.50 per Common Share, and

•	at any time on and after the seventh anniversary of the Plan Implementation Date, at the principal amount thereof plus accrued and unpaid interest.
Maturity
      Stelco may, at its option and subject to all applicable regulatory approvals, elect to repay the principal amount of the 9.5% Notes on maturity by issuing and delivering to the holder, for each $1,000 principal amount of 9.5% Notes, that number of freely tradeable New Common Shares obtained by dividing such principal amount by 90% of the Volume Weighted Average Trading Price of the New Common Shares for the 20 consecutive trading days ending five trading days preceding the date of redemption, repurchase or maturity, as the case may be.
Adjustments
      The Second Supplemental Indenture will provide for the adjustment of the conversion price in certain events, including:

•	the subdivision or consolidation of the outstanding New Common Shares;

•	the distribution by Stelco of New Common Shares (or securities convertible into or exchangeable for New Common Shares) to all or substantially all the holders of New Common Shares or New Convertible 5% Notes by way of a stock dividend or otherwise, other than a distribution of New Common Shares (or securities convertible into or exchangeable for New Common Shares) in lieu of dividends paid in the ordinary course;

•	the distribution by Stelco of rights, options or warrants to all or substantially all the holders of New Common Shares or New Convertible 5% Notes entitling such holders to subscribe for or purchase New Common Shares (or securities convertible into or exchangeable for New Common Shares) at a price per share (or, in the case of securities convertible into or exchangeable for New Common Shares, at a conversion price or an exchange price per share at the date of issue of the security) which is less than 95% of the current market price of the New Common Shares; and

•	the distribution by Stelco to all or substantially all the holders of New Common Shares or New Convertible 5% Notes of securities (other than those referred to above) or of property or other assets (including cash or debt securities) otherwise than by way of dividends paid in the ordinary course.
      In the event of any reclassification of the New Common Shares, any consolidation, amalgamation, merger or arrangement of Stelco with another entity or the transfer of all or substantially all of Stelco’s assets, the holders of the 9.5% Notes who convert their 9.5% Notes thereafter will be entitled to receive and must accept such securities and/or cash or other property as they would have been entitled to receive if, on the effective date of such event, they had been registered holders of the number of New Common Shares to which such holders were entitled upon the conversion of their 9.5% Notes.
New Convertible 5% Notes
Issue
      If the Plan is implemented, Stelco will issue New Convertible 5% Notes in the aggregate principal amount of $300 million to Affected Creditors. The 5% Notes will be issued under the First Supplemental Indenture. They will be represented by one or more fully-registered global securities registered in the name of CDS or its nominee. Beneficial interests in these fully-registered global securities will be in denominations of $1,000 and integral multiples thereof except with respect to additional 5% Notes issued in lieu of cash payments of interest which 5% Notes may be issued in any denomination. The 5% Notes will mature on the fifth anniversary of the Plan Implementation Date. They will bear interest at a rate of 5% per annum payable semi-annually. Subject to all applicable regulatory approvals, Stelco may, at its option, elect to satisfy payment obligations on any interest payment date by delivering freely tradeable 5% Notes in an aggregate principal amount equal to the amount of cash interest not paid on such interest payment date.
Ranking
      The 5% Notes will be senior unsecured obligations of Stelco. The 5% Notes will rank senior in right of payment to all existing and future subordinated indebtedness of Stelco and equal in right of payment with all existing and future senior unsecured indebtedness of Stelco. They will be effectively subordinated to all existing and any future secured indebtedness of Stelco, including the indebtedness of Stelco under its New Credit Facilities and the New Convertible 9.5% Notes to the extent of any security on the assets of Stelco securing such indebtedness. In addition, the 5% Notes will be effectively subordinated to all existing and future liabilities of Stelco’s subsidiaries.
Change of Control
      Upon the occurrence of a change of control, Stelco will be required to make an offer to purchase all the 5% Notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest to but not including the repurchase date.
Conversion
      The 5% Notes will be convertible, at the holder’s option, into New Common Shares at any time after the Plan Implementation Date and prior to the close of business on the earlier of the last Business Day prior to redemption and the Business Day immediately preceding the fifth anniversary of the Plan Implementation Date on the basis of 61.868 New Common Shares for each $1,000 principal amount of 5% Notes, subject to adjustment in certain events as noted below.
Redemption
      Stelco may, at its option and subject to receiving all applicable regulatory approvals, elect to redeem all but not less than all of the 5% Notes, on at least 30 days notice, at any time after the earlier of

(a)	the date that both New Collective Bargaining Agreements are in effect and

(b)	the date that the Volume Weighted Average Trading Price of the New Common Shares for 20 consecutive trading days is at least $15, by issuing and delivering to the holder, for each $1,000 principal amount of 5% Notes, 61.868 New Common Shares.
Maturity
      Stelco may, at its option and subject to receiving all applicable regulatory approvals, elect to repay the principal amount of the 5% Notes on maturity by issuing and delivering to the holder, for each $1,000 principal amount of 5% Notes, 61.868 New Common Shares.
Adjustments
      The First Supplemental Indenture will provide for the adjustment of the conversion price in certain events, including:

•	the subdivision or consolidation of the outstanding New Common Shares;

•	the distribution by Stelco of New Common Shares (or securities convertible into or exchangeable for New Common Shares) to all or substantially all the holders of New Common Shares by way of a stock dividend or otherwise, other than a distribution of New Common Shares (or securities convertible into or exchangeable for New Common Shares) in lieu of dividends paid in the ordinary course;

•	the distribution by Stelco of rights, options or warrants to all or substantially all the holders of New Common Shares entitling such holders to subscribe for or purchase New Common Shares (or securities convertible into or exchangeable for New Common Shares) at a price per share (or, in the case of securities convertible into or exchangeable for New Common Shares, at a conversion price or an exchange price per share at the date of issue of the security) which is less than 95% of the current market price of the New Common Shares; and

•	the distribution by Stelco to all or substantially all the holders of New Common Shares of securities (other than those referred to above) or of property or other assets (including cash or debt securities) otherwise than by way of dividends paid in the ordinary course.

      In the event of any reclassification of the New Common Shares, any consolidation, amalgamation, merger or arrangement of Stelco with another entity or the transfer of all or substantially all of Stelco’s assets, the holders of the 5% Notes who convert their 5% Notes thereafter will be entitled to receive and must accept such securities and/or cash or other property as they would have been entitled to receive if, on the effective date of such event, they had been registered holders of the number of New Common Shares to which such holders were entitled upon the conversion of their 5% Notes.
New Common Shares
      Under the Articles of Reorganization, the authorized capital of Stelco will include an unlimited number of New Common Shares.
      The holders of New Common Shares will be entitled to one vote per share at all annual and special meetings of shareholders. They will be entitled to receive dividends if, as and when declared by the Board, subject to any preferential dividend for any series of the authorized Preferred Shares issued in the future. In the event of any liquidation, dissolution or winding up of Stelco, subject to the prior rights of holders of any such Preferred Shares, the holders of the New Common Shares will be entitled to participate in any distribution of the assets of Stelco.
New Rights
Basic Subscription Right
      The Affected Creditors of record as of the close of business on the Distribution Record Date will be issued, on a pro-rata basis, the New Rights (the “Basic Subscription Right”) to subscribe for New Secured Convertible Notes in the aggregate principal amount required to generate proceeds of $75 million. In addition, Tricap will have an option to subscribe for New Secured Convertible Notes in the aggregate amount required to generate proceeds of $25 million. Each whole New Right confers the right to subscribe for $1,000 principal amount of New Secured Convertible Notes at the New Rights Subscription Price. Fractions of New Rights or New Secured Convertible Notes in a principal amount of less than $1,000 will not be issued. The New Rights will be evidenced by one or more fully-registered global New Rights certificates registered in the name of CDS or its nominee. See “Distribution of Securities — Book Entry System for New Notes and New Rights”. As soon as practicable after the New Rights Subscription Price is determined (i.e., 60 trading days after the Distribution Record Date), Stelco will deliver the global New Rights certificates to CDS with directions to credit the participant in CDS’s book based system designated by an Affected Creditor entitled to receive New Rights, for the account of such Affected Creditor, the number of New Rights that such Affected Creditor is entitled to receive pursuant to the Plan. For greater certainty, as used herein “holder” refers to a registered holder of the New Rights.
      The New Rights will expire on the date that is 30 days after the date on which the New Rights Subscription Price is fixed (the “Expiry Date”) at 4:30 p.m. (Toronto time). New Rights not exercised by such time on the Expiration Date will be void and without value.
      The New Rights will provide that they may not be exercised in the United States or by or on behalf of a U.S. Person (as defined in Regulation S under the U.S. Securities Act) unless the New Secured Convertible Notes have been registered under the U.S. Securities Act or an exemption from registration is available. Stelco has no present plans to effect any such registration. Affected Creditors should consult their own advisors with regard to the impact of this restriction in the New Rights.
      As the New Rights will be issued in book-entry form only, a beneficial holder wishing to exercise its Basic Subscription Right or Additional Subscription Privilege should follow the instructions of the CDS participant through which it holds such New Rights.
      As soon as practicable after the Expiry Date, CDS will credit each of its participants with an account that has exercised the Basic Subscription Right or the Additional Subscription Privilege with the number of New Secured Convertible Notes duly subscribed for and refund, without interest, any excess funds paid. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by Stelco in its sole discretion and such determination will be final and binding. All subscriptions are irrevocable. Stelco reserves the right to reject any subscription if such subscription is not in proper form or if the acceptance thereof or the issuance of New Secured Convertible Notes pursuant thereto would be unlawful. Stelco also reserves the right to waive any defect in any subscription. Neither Stelco nor CIBC Mellon will be under any duty to give any notification of any defect or irregularity in any subscription nor will either of them incur any liability for failure to give such notification.
Additional Subscription Privilege
      Any holder of New Rights who exercises its Basic Subscription Right to subscribe for all the New Secured Convertible Notes that can be subscribed for with the New Rights credited to the holder’s account has the privilege (the “Additional Subscription Privilege”) of subscribing for additional New Secured Convertible Notes. The New Secured Convertible Notes available for such purpose (the “Remaining Secured Convertible Notes”) will be those that have not been subscribed and paid for in the exercise of the Basic Subscription Right. The Additional Subscription Privilege must be exercised as set out above.
      If the aggregate number of Remaining Secured Convertible Notes subscribed for by all holders who exercise the Additional Subscription Privilege exceeds the number of Remaining Secured Convertible Notes, the number of Remaining Secured Convertible Notes allocated to each holder will be the lesser of (a) the number of Remaining Secured Convertible Notes that such holder subscribed for pursuant to the Additional Subscription Privilege and (b) the product (disregarding fractions) of the number of Remaining Secured Convertible Notes multiplied by a fraction, of which the numerator is the number of New Secured Convertible Notes subscribed for by such holder under the Basic Subscription Right and the denominator is the aggregate number of New Secured Convertible Notes subscribed for pursuant to the Basic Subscription Right by all holders who exercise the Additional Subscription Privilege. If any holder subscribes for fewer Remaining Secured Convertible Notes than the number resulting from application of the formula in (b) above, the excess Remaining Secured Convertible Notes will be allocated in the manner described above among the holders who were allocated fewer Remaining Secured Convertible Notes than they subscribed and paid for.
      Pursuant to the Stelco/ Tricap Restructuring Agreement, Tricap has agreed to purchase all the Remaining Secured Convertible Notes not otherwise purchased at the New Rights Subscription Price.
Dealing with Rights
      Stelco has applied to list the New Rights, the New Secured Convertible Notes issuable on the exercise of the New Rights and the New Common Shares issuable on conversion of the New Secured Convertible Notes on the Toronto Stock Exchange. If such listings are obtained, the New Rights will not be posted for trading until after the New Rights Subscription Price is determined and will close trading at noon (Toronto time) on the Expiry Date.
      Holders who do not wish to exercise their New Rights may sell their New Rights through the normal investment channels, such as investment dealers and brokers.
New Province Note and New Province Warrants
      If the Plan is implemented, Stelco will issue the New Province Note as evidence of the advance of $100 million to be provided by the Province to Stelco and approximately 4 million New Province Warrants to the Province (being equal to approximately 8% of the fully diluted equity of Stelco after taking into account the exercise of the New Province Warrants). The New Province Note and New Province Warrants are described in Schedule E of the Plan.
Securities Law Considerations
Canada
      The issuance of the New Notes, New Common Shares, New Rights, New Province Note and New Province Warrants will be exempt from the prospectus and registration requirements under Canadian securities legislation. As a consequence of these exemptions, certain protections, rights and remedies provided by Canadian securities legislation, including statutory rights of recession or damages, will not be available in respect of the new securities to be issued under the Plan.
      The new securities will be fully transferable subject to normal securities considerations and the Shareholder Rights Plan. Affected Creditors are advised to seek legal advice prior to any resale of the new securities.

United States
Federal
      The New Notes, New Common Shares and New Rights to be issued under the Plan will be issued in reliance upon Section 3(a)(10) of the U.S. Securities Act which, among other things, exempts from the registration requirements thereof securities issued in exchange for one or more outstanding securities, claims or property interests where the terms and conditions of the issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom such securities will be issued have the right to appear. The Court is required by CCAA to conduct a hearing to determine the fairness of the terms and conditions of the Plan, including the proposed issuance of securities thereunder. The Court has granted the Meeting Order, as set out in Exhibit D to this Circular, and, subject to the approval of the Plan by the Affected Creditors, the Court will hold a hearing on the fairness of the Plan on or about November 21, 2005 prior to entering the Sanction Order.
      Assuming the exemption provided by Section 3(a)(10) of the U.S. Securities Act is applicable, the New Notes, New Common Shares and New Rights received under the Plan will be freely transferable under United States federal securities laws, except that the New Notes, New Common Shares and New Rights received by Persons who are deemed to be “affiliates” (as such term is defined under the U.S. Securities Act) of Stelco prior to the Plan Implementation Date may be resold by them only in transactions permitted by the resale provisions of Rule 145(d) promulgated under the U.S. Securities Act or as otherwise permitted under the U.S. Securities Act (including pursuant to the exemption provided by Regulation S under the U.S. Securities Act). Sales under Rule 145(d) require compliance, during prescribed periods following the acquisition of securities as a result of the implementation of the Plan, with certain volume limitations and current public information and manner of sale requirements. The New Notes, New Common Shares and New Rights will also not be freely transferable under the United States federal securities laws by Persons who are “affiliates” of Stelco after the Plan Implementation Date. Persons who may be deemed to be “affiliates” of an issuer generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by, or are under common control with, such issuer and may include officers and directors of such issuer as well as principal shareholders of such issuer.
      It should be noted, however, that the New Rights to be issued under the Plan will provide that they may not be exercised in the United States or by or on behalf of a U.S. Person (as defined in Regulation S under the U.S. Securities Act) unless the securities to be issued upon exercise have been registered under the U.S. Securities Act or an exemption from registration is available. Stelco has no present plans to effect any such registration. Affected Creditors should consult their own advisors with regard to the impact of this restriction in the New Rights.
State
      The issuance and delivery of the New Notes, New Common Shares and New Rights is generally exempt from registration and qualification under most U.S. State securities laws. In certain other U.S. States where Stelco believes that Affected Creditors reside, Stelco may take steps to register and qualify the New Notes, New Common Shares and New Rights. However, no assurance can be given that any or all of such registrations or qualifications will be achieved. In addition, Stelco reserves the right in its sole discretion not to take such action in States where exemptions may not be available. To the extent that Stelco does not register or qualify the New Notes, New Common Shares and/or New Rights in any U.S. State or other jurisdiction where such registration or qualification is necessary, the New Notes, New Common Shares and or New Rights which would be issuable to an Affected Creditor resident in that State or jurisdiction will (unless the Affected Creditor establishes, to the satisfaction of Stelco, whose determination will be final and non-reviewable, that the issuance of such New Notes, New Common Shares and/or New Rights to such Affected Creditor is exempt under applicable law) be delivered to the Transfer Agent. Thereafter, the Transfer Agent will arrange for the sale of such New Notes, New Common Shares or New Rights, as applicable, in the market and remit to such Affected Creditor as soon as is reasonably practicable, the proceeds of such sale less any required withholding tax, brokerage commissions and other reasonable costs relating to such sales. For example, at the date hereof, Stelco does not plan to register or qualify the New Notes, the New Common Shares or the New Rights in the State of California and, as a result, such securities may not be issued to residents of California unless the issuance is exempt, as, for instance, if the Affected Creditor is a type of institution to which securities may be sold without registration under applicable law.

Releases
      At the Effective Time, the Applicants, the Subsidiaries and the Directors, among others, and their respective present and former shareholders, officers, directors, employees, auditors, financial advisors, legal counsel and agents (collectively, the “Released Parties”) will be released and discharged from any and all claims and demands on account of any indebtedness, liability or obligation, that any Person (including the Applicants as applicable) may be entitled to assert (including any and all claims in respect of potential statutory liabilities of the Directors and other Persons for which the Initial Order authorized the granting of a CCAA Charge) based in whole or in part on any act or omission existing or taking place on or prior to the Plan Implementation Date relating to the Claims, the business and affairs of the Applicants, the D&O Trust, Non-Core Asset Sales, the Plan, the CCAA Proceedings or the Reorganization, provided that nothing in the Plan will release or discharge any Applicant from or in respect of (a) any Unaffected Claim or Post-Filing Claim, (b) its obligations to Affected Creditors under the Plan or under any Order, or (c) any rights of Stelco in respect of any Affected Claims assigned to it pursuant to the Plan or in respect of any claims it has against any Subsidiary, and further provided that nothing in the Plan will release or discharge a Released Party if the Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed fraud or wilful misconduct or, in the case of directors, in respect of any claim relating to the contractual rights of a creditor or based on allegations of misrepresentations made by directors to creditors or of wrongful or oppressive conduct by directors.
      As at the Effective Time, each of E&Y and the Chief Restructuring Officer will be released and discharged from any and all claims and demands on account of any liability or obligation that any Person (including the Applicants as applicable) may be entitled to assert based in whole or in part on any act or omission existing or taking place on or prior to the Plan Implementation Date in any way relating to or arising out of the Claims, the business and affairs of the Applicants, the D&O Trust, the Non-Core Asset Sales, the Plan, the Reorganization or the preparation for or the commencement and continuation of the CCAA Proceedings, provided that nothing in the Plan will release or discharge E&Y or the Chief Restructuring Officer if it is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed fraud or wilful misconduct.
Amendments of the Plan
      The Applicants may at any time and from time to time before and during the Meetings amend the Plan by written instrument. Under the Stelco/ Province Restructuring Agreement and the Stelco/ Tricap Restructuring Agreement, the Province and Tricap, respectively, must be satisfied with the material terms of the Plan. The Applicants will give notice to all Affected Creditors present at the Meetings of the details of such amendment prior to the vote being taken to approve the Plan. After the Meeting, the Applicants may only amend the Plan if the Court and the Applicants or the Monitor and the Applicants (without the need for obtaining an Order) determine that such amendment would not be materially prejudicial to the interests of the Affected Creditors under the Plan or is necessary to give effect to the full intent of the Plan or the Sanction Order, provided that the Applicants will give reasonable written notice of any such amendments to Affected Creditors that have filed a Notice of Appearance in the CCAA Proceedings and will post such notice on the Website. The Applicants will file a copy of any amendment to the Plan with the Court and post it on the Website, but no other notice will be provided to Affected Creditors except for the notice to the Affected Creditors at the Meetings as provided above and notice to the Affected Creditors of any excluded Subsidiary Applicant. The Applicants may revoke the Plan at any time prior to the Plan Implementation Date.
Distribution of Securities
Book Entry System for New Notes and New Rights
      As soon as practicable after the Distribution Record Date, the New Notes will be issued in the form of two or more fully registered global notes to be held by CDS or its nominee. A fully registered global New Rights certificate will be delivered to CDS as soon as practicable after the New Rights Subscription Price is determined. Accordingly, Affected Creditors of record at the close of business on the Distribution Record Date will not receive New Notes or New Rights in definitive form and will not be considered as holders of the New Notes or New Rights. Stelco may subsequently elect under the New Platform Trust Indenture, as supplemented, to prepare and deliver New Notes and New Rights in fully registered form. The beneficial interests of Affected Creditors in the New Notes and New Rights will be effected only through records maintained by CDS and its direct and indirect participants. Each Affected Creditor who does not hold its Proven Claim through a participant will be asked for the name of a participant in CDS who will act on behalf of the Affected Creditor. Each Affected Creditor entitled to a beneficial interest in the New Notes or New Rights will receive a confirmation of receipt from the participant acting on its behalf. CDS will be responsible for establishing and maintaining book-entry accounts for its participants having interests in the global New Notes and global New Rights certificate. See “Securities Issuable under Plan — General Description of Debt Securities — Form, Denomination, Exchange and Transfer” for a description of the book based system.
      No beneficial interest in a New Note of less than $1,000 or an integral multiple thereof will be credited to an account of an Affected Creditor by a participant. However, all fractional interests in each type of New Note will be aggregated, rounded up to the nearest multiple of $1,000, and credited to the account of the Transfer Agent. The Transfer Agent will arrange for the sale of such New Notes on the Toronto Stock Exchange and each Affected Creditor otherwise entitled to receive a fractional beneficial interest in a New Note pursuant to the Plan will be sent a cheque for its pro rata share of the proceeds. No fraction of a New Right will be issued under the Plan. Fractional interests in New Rights will be aggregated and credited to the Transfer Agent for sale on the Toronto Stock Exchange and distribution of the proceeds pro rata to Affected Creditors entitled to receive a fractional interest in a New Right under the Plan, provided that no cheque will be sent for an amount less than $10.
Certificates for New Common Shares
      As soon as practicable after the Distribution Record Date, the Transfer Agent will distribute a certificate representing New Common Shares to each Affected Creditor of record at the close of business on the Distribution Record Date. No fraction of a New Common Share will be issued under the Plan. However, all the fractional interests in New Common Shares issuable will be aggregated, rounded up to the nearest whole number and issued to the Transfer Agent. The Transfer Agent will arrange for the sale of such New Common Shares on the Toronto Stock Exchange and each Affected Creditor otherwise entitled to receive a fractional interest in a New Common Share pursuant to the Plan will be sent a cheque for its pro rata share of the proceeds, provided that no cheque will be sent for an amount less than $10.
      Notwithstanding the foregoing, if an Affected Creditor is a resident of a jurisdiction within which Stelco determines (which determination will be final and non-reviewable) that any of the Plan securities are not qualified to be distributed, the Transfer Agent may arrange for the sale of such securities in the market on behalf of the Affected Creditor, as the case may be, and deliver the net proceeds to such Affected Creditor. Also, the New Rights to be issued under the Plan may not be exercised in the United States or by or on behalf of a U.S. Person (as defined in Regulation S under the U.S. Securities Act) unless the New Secured Convertible Notes to be issued upon exercise have been registered under the U.S. Securities Act or an exemption from registration is available. Stelco has no present plans to effect any such registration. See “Securities Law Considerations — United States”.
Timing for Plan to be Effective
      The Applicants’ proposed timeline to emergence from the CCAA Proceedings is set out below:

October 4, 2005	Filing of the Plan with the Court
October 4, 2005	Meeting Order
October 14, 2005	Mailing of the Circular and related materials to Affected Creditors
November 15, 2005	Meetings
November 21, 2005	Court hearing in respect of the Sanction Order
January 1, 2006	Plan Implementation Date
January 12, 2006	Distribution Record Date
Any number of circumstances, including a failure to satisfy a condition to implementation of the Plan and an appeal of the Sanction Order, may cause the Plan Implementation Date to be delayed. In such circumstances, the Applicants will apply to the Court for extension of the stay of proceedings under the Initial Order.
      If the Sanction Order is granted on November 21, 2005 and there is no appeal or application for leave to appeal (or any appeal or application for leave to appeal is dismissed) and the other conditions to implementation of the Plan are satisfied in time, Stelco currently intends to file Articles of Reorganization with the director under the CBCA prior to December 31, 2005 with a request that the Director issue the Certificate of Amendment effective on January 1, 2006. The Plan would become effective on such date.

RECOMMENDATION OF MONITOR
      The Monitor was appointed under the terms of the Initial Order and has assisted in the development of the Plan.
      The Monitor believes that if a Plan is not implemented, the most likely alternative would be a realization of the Applicants’ assets under the CCAA, the Bankruptcy and Insolvency Act (“BIA”) or other statutes and the distribution of the net proceeds of such realization to creditors in accordance with their respective priorities. The Monitor has prepared an estimate of the net realizable value of the Applicants’ assets on a consolidated basis assuming realization proceedings under the CCAA and BIA commenced on June 30, 2005. The analysis assumes the sale of certain of the Applicants operations on an en bloc or going concern basis and the liquidation of the remaining assets of the Applicants, as described in more detail in Exhibit E hereto.
      The Monitor’s analysis indicates that the estimated proceeds of realization, after repayment of secured and other priority claims, will result in a recovery for unsecured creditors of the Applicants of between 17% and 33% based on Proven Claims, plus post-filing interest to December 31, 2005, estimated at $640 million, all determined on a consolidated basis. However, realization proceedings would likely occur on a non-consolidated basis in which case the recoveries of the creditors of the Subsidiary Applicants could be materially different than presented in the analysis. The unsecured creditors of the Subsidiary Applicants would likely have significantly lower recoveries than the Stelco unsecured creditors except in the case of CHT Steel where the recoveries will not be materially greater than the recoveries for the Stelco unsecured creditors. The Monitor’s realization analysis, including the key assumptions related thereto, is set out as Exhibit E to this Circular.
      As described in the illustrative recovery in the section entitled “Treatment of Stakeholders — Affected Creditors”, the recovery to Affected Creditors under the Plan will be greater than their recovery in a realization scenario assuming a value of securities to be issued under the Plan consistent with that assumed for the purpose of the illustrative recovery.
      The Meetings to consider the Plan are scheduled for November 15, 2005. The Monitor believes the Plan will produce a more favourable result for the Affected Creditors than a realization of the Applicants’ assets. Accordingly, the Monitor recommends that Affected Creditors approve the Plan and vote in favour of the Arrangement Resolution.
RECOMMENDATION OF BOARD
      The Board has approved the Plan and has authorized its submission to the Affected Creditors for their approval and, subject to that approval, to the Court for approval. In arriving at its decision, the Board of Stelco considered a number of factors and issues as a basis for concluding that the Plan is in the best interests of Stelco and all of the other Applicants. In approving the Plan, the Board also considered the need to create a new and better corporation and the general fairness standards and considerations expected to be applied by the Court in connection with the Sanction Order.
      Since the beginning of 2004, the Board has met approximately 60 times. A significant number of these meetings and much of the Board’s time during these meetings has been directed at oversight of the restructuring process. The Board has been assisted in its work by a Restructuring Committee of the Board with three Directors before February 2005, five Directors to August 31, 2005 and thereafter three Directors. Over the course of 2004 and 2005, the Board Restructuring Committee met approximately 36 times. The Board Restructuring Committee has assisted the full Board in a number of ways including its review of certain forecast information, meetings with stakeholders and review of the Four Point Strategy.
      The Board has been assisted in its work by two financial advisors. UBS and BMO Nesbitt Burns were appointed as financial advisors in 2004 and 2005, respectively. Both firms have rendered restructuring advice to the Board covering a range of matters including capital structure, capital markets, stakeholder analysis and advice relating to the financial structure of Stelco on emergence from CCAA in furtherance of the goal of, among other things, the restructuring being the reorganization of Stelco so that it will be a viable competitor over the longer term, sufficiently capitalized and strategically focussed to deliver reasonable returns to its investors.
      Considerations taken into account by the Board included (a) the legal entitlements of each stakeholder group without regard to the CCAA proposed process, (b) the expected economic recovery to the stakeholders were no plan to be approved, and (c) the treatment of stakeholders under the Plan. The Board has given consideration, among other things, to:

•	alternatives to the Plan to achieve a viable Stelco on emergence from the CCAA Proceedings;

•	the realization analysis prepared by the Monitor and the expected economic recoveries to stakeholders if no CCAA plan was approved;

•	the treatment of each stakeholder group having regard to relative legal priorities and to overall fairness between stakeholders in the circumstances;

•	the financial condition of Stelco on emergence from CCAA protection including liquidity and leverage and other factors affecting viability such as the ability of Stelco to undertake strategic capital expenditures that are critical to its future and Stelco’s pension funding obligations;

•	the advice of Stelco’s financial advisors provided to the Board with respect to enterprise value, liquidity and leverage;

•	the opinions and views of management;

•	the Plan approval procedures, including the requirement for the approval of Affected Creditors and the approval by the Court at which the fairness of the Plan will be considered;

•	the circumstances leading up to the Plan including the unproductive outcome of the Capital Raising and Asset Sale Process and the subsequent New Capital Raising Process;

•	the position of the Province and the clear statement from the Province that Regulation 909 under the PBA would be amended to restrict Stelco from operating under the Section 5.1 Election which, on emergence, would create immediate new pension funding obligations that Stelco could not meet;

•	the opinions and views of the Restructuring Committee of the Board; and

•	such other considerations as it deemed appropriate.
      The Board, with the assistance of its advisors, has concluded that viability in financial terms requires Stelco to have, among other factors, sufficient liquidity in the future to allow Stelco to deal with the financial stresses of a volatile industry and deal with Stelco’s pension solvency deficiency funding over a reasonable period of time. The position of the Province has been a factor affecting the Board’s deliberations and decision to recommend the Plan.
      The Board believes that the Plan will produce more favourable results for the Affected Creditors and other stakeholders of Stelco than would a liquidation or sale of the underlying assets or business. The Plan provides Stelco with an opportunity to continue as a viable going concern based on a recapitalized balance sheet.
      The Board has also been assisted by the expertise and experience of its Chief Restructuring Officer. The Chief Restructuring Officer was retained in 2003.
      The Monitor has assisted Stelco and the Board while at the same time, as an officer of the Court, independently keeping the Court up to date on financial performance of Stelco and the dynamics of the restructuring process. The Monitor’s recommendations and advice have been considered by the Board as a factor in their approval of the Plan. The Board agrees with the views of the Monitor that the most likely alternative to a Plan would be a realization of the assets of the Applicants and that the proceeds in such circumstances would not be sufficient to satisfy the claims of the Creditors.
      While Stelco will not emerge as a low cost producer from CCAA protection, the Board is of the view that its Four Point Strategic Plan and the completion of its strategic capital expenditure program will enable it to compete more effectively in what is a very competitive cyclical industry.
INCOME TAX CONSIDERATIONS
Certain Canadian Federal Income Tax Considerations
      The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of the disposition of Bonds and Existing Common Shares and the acquisition, holding and disposition of New Notes, New Common Shares, New Redeemable Shares and New Rights acquired pursuant to the Plan for (i) Bondholders and Existing Common Shareholders who, for purposes of the Tax Act and at all relevant times, deal at arm’s length with, and are not affiliated with, Stelco and hold Bonds and Existing Common Shares, respectively, and will hold New Notes, New Rights, New Redeemable Shares and New Common Shares, as capital property, and (ii) Unsecured Creditors who, for purposes of the Tax Act and at all relevant times, are or are deemed to be resident in Canada, deal at arm’s length with, and are not affiliated with, Stelco and whose Unsecured Claims arose in the course of a business carried on by them.
      Bonds, Existing Common Shares, New Notes, New Rights, New Redeemable Shares and New Common Shares will generally be considered to be capital property to a holder thereof (other than Unsecured Creditors), unless such securities are held or are deemed to be held in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or the holder acquired the securities in an adventure in the nature of trade. Bondholders and Existing Common Shareholders resident or deemed to be resident in Canada whose Bonds, Existing Common Shares, New Notes or New Common Shares might not otherwise qualify as capital property may be entitled to elect to have such securities treated as capital property by making the irrevocable election provided by subsection 39(4) of the Tax Act.
      The Tax Act contains certain provisions relating to securities held by certain financial institutions (the “mark-to-market rules”). This summary does not take into account the mark-to-market rules or any amendments thereto contained in the Tax Proposals (defined below). This summary also does not apply to a Bondholder or an Existing Common Shareholder, an interest in which would be a “tax shelter investment” as defined in section 143.2 of the Tax Act. Bondholders and Existing Common Shareholders that are “financial institutions” for purposes of the mark-to-market rules or an interest in which would be a tax shelter investment should consult their own tax advisors. This summary also does not apply to a Bondholder or an Existing Common Shareholder who is exempt from tax imposed under Part I of the Tax Act.
      This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). No assurance can be given that the Tax Proposals will be enacted as proposed, if at all.
      This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or otherwise, or in CRA administrative or assessing practices, nor does it take into account provincial, territorial or foreign tax considerations, which may vary from the Canadian federal income tax considerations described herein.
      This summary is of a general nature only and is not intended to be, nor should it be constructed to be, legal or tax advice to any particular Bondholder, Existing Common Shareholder or Unsecured Creditor, and no representation with respect to the income tax consequences to such a person is made. Accordingly, you should consult your own tax advisors with respect to your individual circumstances.
Holders Not Resident in Canada
      The following portion of this summary is applicable to a Bondholder or an Existing Common Shareholder who, for purposes of the Tax Act and at all relevant times, is not resident or deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, any Bonds, Existing Common Shares, New Notes, New Rights, New Redeemable Shares and New Common Shares in carrying on business in Canada and to whom the Bonds and Existing Common Shares are not, and the New Notes, New Rights, New Redeemable Shares and New Common Shares will not be, “taxable Canadian property” (as defined in the Tax Act) at the time of their disposition (a “Non-Resident Holder”). Special rules, which are not discussed below, may apply to a Bondholder or an Existing Common Shareholder which is a non-resident insurer which carries on business in Canada and elsewhere.
      Generally, none of the Existing Common Shares, New Redeemable Shares, or the New Common Shares will be taxable Canadian property at the time of their disposition or deemed disposition, provided that the Existing Common Shares, New Redeemable Shares or the New Common Shares, as the case may be, are listed on a prescribed stock exchange (which currently includes The Toronto Stock Exchange) at that time, and the holder, persons with whom such holder does not deal at arm’s length, or the holder together with all such persons, has not owned 25% or more of the issued shares of any class or series in the capital of Stelco at any time during the 60 month period immediately preceding that time.

      The New Notes and New Rights will not be taxable Canadian property at the time of their disposition or deemed disposition provided the holder, persons with whom such holder does not deal at arm’s length, or the holder together with such persons, does not own 25% or more of the issued shares of any class or series in the capital of Stelco at any time during the 60 month period immediately preceding that time and the holder, persons with whom such holder does not deal at arm’s length, or the holder together with such persons did not own New Notes or New Rights which would give them the right to acquire 25% or more of the issued shares of any class or series of the capital of Stelco at any time during the 60 month period immediately preceding that time.
      Generally, the Bonds will not be taxable Canadian property at the time of their disposition or deemed disposition.
Exchange of Existing Common Shares
      A Non-Resident Holder who exchanges an Existing Common Share for a New Redeemable Share will be deemed to have disposed of the Existing Common Shares for proceeds, and to have a cost of the New Redeemable Shares, equal to the holder’s adjusted cost base of the Existing Common Shares. As such, no capital gain (or capital loss) will arise on the exchange.
Redemption of New Redeemable Shares
      No amount will be received by Non-Resident Holders on the redemption of the New Redeemable Shares. A Non-Resident Holder will realize a capital loss equal to the amount of the holder’s adjusted cost base of the New Redeemable Shares.
      The amount of any capital loss realized by a Non-Resident Holder on a disposition of a New Redeemable Share may be reduced by the amount of dividends received or deemed to be received on such New Redeemable Share.
Disposition of Bonds
      A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by it on the disposition of a Bond for New Notes, New Common Shares, and New Rights.
Interest on New Notes
      Generally, a Non-Resident Holder of a New Note will not be subject to Canadian withholding tax imposed under Part XIII of the Tax Act on any amount paid or credited or deemed to be paid or credited by Stelco to such holder as, on account or in lieu of payment of, or in satisfaction of, interest, including on a redemption, payment on maturity or the conversion of a New Note into New Common Shares. However, interest paid or credited to a Non-Resident Holder on 5% Notes issued as payment of interest on the 5% Notes will be subject to Canadian non-resident withholding tax under Part XIII of the Tax Act at the rate of 25%, subject to reduction under any applicable tax treaty between Canada and the country in which they are resident. In the case of Non-Resident Holders who are resident in the United States for purposes of the Canada-United States Income Tax Convention (1980), the rate of withholding tax on interest is generally reduced to 10%.
Disposition of New Notes
      A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by it on a disposition or deemed disposition of a New Note.
Conversion of New Notes
      A conversion of a New Note into New Common Shares on the exercise of a conversion privilege by a Non-Resident Holder of such New Note will not constitute a disposition of such New Note. Accordingly, such Non-Resident Holder will not realize a gain or loss on such conversion.
New Rights
      The receipt, exercise or disposition of New Rights by a Non-Resident Holder will not give rise to any tax liability under the Tax Act for such holder.
Dividends on New Common Shares
      A Non-Resident Holder of a New Common Share will be subject to Canadian withholding tax imposed under Part XIII of the Tax Act at the rate of 25% on all amounts paid or credited or deemed to be paid or credited by Stelco to such holder as, on account or in lieu of payment of, or in satisfaction of, taxable dividends. Such holders may be entitled to a reduction in the rate of such withholding tax under an applicable tax treaty between Canada and the country in which they are resident. In the case of Non-Resident Holders who are residents of the United States for purposes of the Canada-United States Income Tax Convention (1980), the rate of withholding tax on dividends is generally reduced to 15%.
Disposition of New Common Shares
      A Non-Resident Holder of a New Common Share will not be subject to tax under the Tax Act in respect of any capital gain arising on a disposition a New Common Share.
Holders Resident in Canada
      The following portion of this summary is applicable to a Bondholder or an Existing Common Shareholder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada.
Disposition of Bonds
      Upon the disposition of a Bond for New Notes, New Common Shares, and New Rights, the holder thereof will realize a capital gain (or capital loss) equal to the amount by which the aggregate of the fair market value of the consideration received (including any cash received in lieu of a fractional interest in New Notes and New Common Shares), net of any accrued interest or other amounts included in such holder’s income on the disposition of the Bond, exceeds (or is exceeded by) the Bondholder’s adjusted cost base of the Bond immediately before the disposition and any reasonable costs of disposition.
      A Bondholder will be considered to have acquired the New Notes, New Common Shares, and New Rights at a cost equal to the fair market value of the Bond disposed of for such New Notes, New Common Shares, and New Rights on the date of the disposition by the Bondholder.
      A Bondholder will also be required to include in income any interest accrued on the Bonds to the date of disposition, except to the extent it has otherwise been included in income.
Interest on New Notes
      A holder of New Notes that is a corporation, partnership, unit trust or trust of which a corporation or partnership is a beneficiary will be required to include in computing its income for a taxation year all interest on a New Note that accrues to the holder to the end of that taxation year or becomes receivable or is received by the holder before the end of that taxation year, to the extent that such amount was not included in computing its income for a preceding taxation year.
      Any other holder of New Notes, including an individual, will be required to include in computing income for a taxation year any interest on a New Note that is received or receivable by such holder in that year (depending upon the method regularly followed by the holder in computing the holder’s income), to the extent that such amount was not included in computing income for a preceding taxation year. In addition, if a New Note is held on its “anniversary day”, such a holder will be required to include in computing income for the year interest that has accrued to it to the end of that day on the New Note, to the extent that the interest was not otherwise included in computing the holder’s income for the year or a preceding taxation year. For this purpose, the “anniversary day” of a New Note means (i) the day that is one year after the day immediately preceding the date of its issue, (ii) the day that occurs at every successive one year interval from the day determined under (i), and (iii) the day on which the New Note is disposed of.
      A holder of New Notes that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for an additional refundable tax of 6 2/3% on investment income. For this purpose, investment income will generally include interest income.
Exchange of Existing Common Shares
      An Existing Common Shareholder who exchanges an Existing Common Share for a New Redeemable Share will be deemed to have disposed of the Existing Common Share for proceeds, and to have a cost of the New Redeemable Share, equal to the holder’s adjusted cost base of the Existing Common Share. As such, no capital gain (or capital loss) will arise on the exchange.

Redemption of New Redeemable Shares
      No amount will be received on the redemption of the New Redeemable Share, a holder will realize a capital loss equal to the holder’s adjusted cost base of the New Redeemable Shares.
      The amount of any capital loss realized by a corporation on a disposition of a New Redeemable Share may be reduced by the amount of dividends received or deemed to be received on such New Redeemable Share. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.
Disposition of New Notes
      On a disposition or deemed disposition of a New Note, including on redemption, payment on maturity or the conversion of a New Note into New Common Shares pursuant to the conversion right of Stelco, but not a conversion of a New Note into New Common Shares pursuant to a holder’s right of conversion, a holder of a New Note will generally be required to include in income the amount of interest accrued on the New Note to the date of disposition, to the extent that such amount has not otherwise been included in the holder’s income in a previous taxation year.
      In general, on such a disposition or deemed disposition of a New Note, the holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest or other amounts includable in the holder’s income on the disposition exceeds (or is exceeded by) the adjusted cost base of the New Note to the holder immediately before the disposition and any reasonable costs of disposition. See Taxation of Capital Gains and Losses.
      If Stelco exercises its right to convert a New Note into New Common Shares, the proceeds of disposition to the holder of the New Note will equal the fair market value of the New Common Shares so received. The cost to the holder of the New Common Shares so received will be equal to the fair market value of the New Note on the date of conversion. The adjusted cost base to a holder of New Common Shares so received will be determined by averaging the cost of such shares with the adjusted cost base of all other New Common Shares of the holder which are held as capital property immediately before the conversion.
Conversion of New Notes
      A conversion of a New Note into New Common Shares on the exercise of a conversion privilege by a holder of such notes will not constitute a disposition of such notes. Accordingly, such holder will not realize a capital gain (or capital loss) on such conversion. The cost to such holder of the New Common Shares acquired on such conversion will be equal to the holder’s adjusted cost base of the New Note, as the case may be, immediately before the conversion. The adjusted cost base to the holder of New Common Shares acquired on such conversion will be determined by averaging the cost of such share, with the adjusted cost base of all other New Common Shares held by such holder as capital property immediately before the conversion.
      Under the current administrative practice of the CRA, a holder who, upon conversion of a New Note, receives cash not in excess of Cdn. $200 in lieu of a fraction of a New Common Share may either treat this amount as proceeds of disposition of a portion of a New Note, thereby realizing a capital gain (or capital loss), or alternatively, may reduce the adjusted cost base of the New Common Shares that the holder receives on the conversion by the amount of cash received. If a holder receives cash in excess of Cdn. $200 in lieu of a fraction of a New Common Share, the holder must treat this amount as proceeds of disposition of a portion of a New Note, thereby realizing a capital gain (or capital loss).
Exercise of New Rights
      No gain or loss will be realized on the exercise of New Rights. New Secured Convertible Notes acquired pursuant to the exercise of the New Rights will have a cost equal to the aggregate of the adjusted cost base of the New Rights so exercised, if any, and the amount paid for the New Secured Convertible Notes acquired pursuant to the New Rights.
Disposition of New Common Shares and Expiry of New Rights
      Upon the disposition of a New Common Share or New Right, the holder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base to the holder of the New Common Share or New Right (as the case may be), and any reasonable costs of disposition.
      Upon the expiry of an unexercised New Right , the holder will realize a capital loss equal to the adjusted cost base to the holder of the New Right. See Taxation of Capital Gains and Losses.

Dividends on New Common Shares
      Dividends received or deemed to be received by a holder of New Common Shares will be included in computing the holder’s income for the purposes of the Tax Act. Such dividends received by an individual (including from a trust) will generally be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. A holder of New Common Shares that is a corporation will include such dividends in computing its income and generally, subject to the limitations set out in the Tax Act, will be entitled to deduct the amount of such dividends in computing its taxable income. Certain corporations may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% of the amount of the dividends.
Disposition of New Common Shares
      In general, a disposition or deemed disposition of a New Common Share will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition, net of any amount deemed to be a dividend (see below) and any reasonable costs of disposition, exceeds (or are exceeded by) the holder’s adjusted cost base of such New Common Share immediately before the disposition. See Taxation of Capital Gains and Losses.
      The amount of any capital loss realized by a corporation on a disposition of a New Common Share may be reduced by the amount of dividends received or deemed to be received on such New Common Share. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.
Taxation of Capital Gains and Losses
      One-half of any capital gain (the “taxable capital gain”) realized by a Bondholder or Existing Common Shareholder in a taxation year will be included in computing such holder’s income for such taxation year. Generally, one-half of any capital loss (the “allowable capital loss”) realized by such a holder in a taxation year may he deducted by such holder against taxable capital gains realized by such holder in such taxation year and, to the extent undeducted in the year realized, against net taxable capital gains for the three preceding or any subsequent taxation year, subject to and in accordance with the rules contained in the Tax Act.
      A Bondholder or Existing Common Shareholder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable for an additional refundable tax of 6 2/3% on investment income. For this purpose, investment income will generally include taxable capital gains.
      A capital gain realized by an individual may give rise to a liability for alternative minimum tax.
Unsecured Creditors Resident in Canada
      The following portion of this summary applies to Unsecured Creditors resident in Canada.
      An Unsecured Creditor will be considered to receive in payment of its Unsecured Claim an amount equal to the aggregate of the fair market value of New Notes, New Common Shares and New Rights issued to it, plus the amount of any cash received in lieu of a fractional interest in New Notes, New Common Shares and New Rights. The income tax consequences of receiving such cash and receiving, holding and disposing of New Common Shares and the income tax consequences of non-payment of any amounts owing to an Unsecured Creditor will depend on its particular circumstances, including the method followed in computing its income for tax purposes, the manner in which such Unsecured Claim is held, the type of property or services to which it relates and whether the Unsecured Creditor has previously claimed a bad or doubtful debt deduction in respect of such Unsecured Claim.
      An Unsecured Creditor will be considered to acquire New Notes, New Common Shares and New Rights so issued for a cost equal to the fair market value of the Unsecured Claim so settled.
Certain U.S. Federal Income Tax Considerations
      PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230, WE ARE INFORMING YOU THAT (A) THE FOLLOWING SUMMARY IS NOT INTENDED AND WAS NOT WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE U.S. FEDERAL TAX LAWS THAT MAY BE IMPOSED ON THE TAXPAYER, (B) THIS SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING BY STELCO OF THE SECURITIES AND THE TRANSACTION, AND (C) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

      The following discussion summarizes certain United States federal income tax consequences of the Plan to U.S. Holders (as defined below) that exchange their Bonds for New Notes, New Common Shares and New Rights and to U.S. Holders that exchange their General Unsecured Claims for New Notes, New Common Shares and New Rights. The discussion is for general purposes only, and is based upon the Internal Revenue Code of 1986, as amended (the “Tax Code”), the United States Treasury regulations (including temporary and proposed regulations) promulgated thereunder (the “U.S. Regulations”), judicial authorities and current administrative rulings and practice, all of which are subject to change, possibly retroactively. This summary does not discuss all aspects of United States federal income taxation which may be important to particular holders in light of their individual investment circumstances, including, but not limited to, financial institutions, broker-dealers, insurance companies, tax-exempt organizations, traders or dealers in securities, non-U.S. Holders, U.S. Holders that own, directly, indirectly and by attribution, 5% or more of the total voting power or total value of the New Common Shares, investors whose functional currency is not the U.S. dollar and U.S. Holders who hold the Bonds, General Unsecured Claims, New Notes, New Common Shares or New Rights as part of a hedging transaction, straddle, conversion transaction or other integrated transaction. In addition, this summary does not address state, local or foreign tax consequences. This summary assumes that U.S. Holders hold their Bonds, and will hold their New Notes, New Common Shares and New Rights as capital assets (generally, property held for investment) under the Tax Code. The summary does not address the tax consequences of a holder of more than one category of Claims. The summary does not address the tax consequences to subsequent holders of the New Notes, New Common Shares and New Rights. The tax consequences of certain aspects of the Plan are uncertain because of the lack of applicable legal authority and may be subject to administrative or judicial interpretations that differ from the discussion below. No ruling has been requested from the Internal Revenue Service (“IRS”) with respect to any of the matters discussed herein, and no opinion of counsel has been sought or obtained with respect thereto.
      As used herein, a “U.S. Holder” means a beneficial owner of Bonds, General Unsecured Claims, New Notes, New Common Shares or New Rights that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if, in general, the trust is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Tax Code.
      If a partnership (or other entity classified as a partnership for United States federal income tax purposes) is the beneficial owner of Bonds, General Unsecured Claims, New Notes, New Common Shares or New Rights, the United States federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership that is a beneficial owner of a Bond, General Unsecured Claim, New Note, New Common Share or New Right or a partner in such a partnership, you should consult your own tax advisor regarding the United States federal income tax consequences of the Plan.
      THE TAX CONSEQUENCES TO HOLDERS OF CLAIMS AND INTERESTS MAY VARY BASED UPON THE INDIVIDUAL CIRCUMSTANCES OF EACH HOLDER. THERE CAN BE NO ASSURANCE THAT THE IRS WILL NOT CHALLENGE ANY OF THE TAX CONSEQUENCES DESCRIBED HEREIN, OR THAT SUCH A CHALLENGE, IF ASSERTED, WOULD NOT BE SUSTAINED. ACCORDINGLY, ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE PLAN TO THEM. STELCO IS NOT MAKING ANY REPRESENTATIONS REGARDING THE PARTICULAR TAX CONSEQUENCES OF APPROVAL AND IMPLEMENTATION OF THE PLAN AS TO ANY HOLDER, NOR IS STELCO OR ITS COUNSEL RENDERING ANY FORM OF LEGAL OPINION AS TO SUCH TAX CONSEQUENCES.
      The United States federal income tax consequences to U.S. Holders arising from the Plan may vary depending upon, among other things, whether (i) the holder has taken a “bad debt” deduction with respect to its Claim and (ii) the General Unsecured Claims and Bonds surrendered and the New Notes to be received under the Plan constitute “securities” for federal income tax purposes. U.S. Holders should evaluate the tax consequences of the Plan to them based on their own particular circumstances and should not rely solely on the general discussion herein.
      As noted above, the United States federal income tax consequences of the Plan to U.S. Holders will depend in part on whether the General Unsecured Claims and Bonds surrendered and the New Notes to be received constitute

“securities” for purposes of the reorganization provisions of the Tax Code. The determination of whether a debt obligation constitutes a security depends upon an evaluation of the nature of the debt obligation. Important factors to be considered include, among other things, length of time to maturity, degree of continuing interest in the issuer, similarity of the debt instrument to a cash payment, and the purpose of the borrowing. Generally, corporate debt instruments with original maturities of less than five years are not considered securities, and corporate debt instruments with original maturities of ten years or more are considered securities. Claims for accrued interest and original issue discount (“OID”) generally are not securities. Because the Bonds had maturities of five, seven and twenty years, and the New Notes have maturities of five and ten years, the Bonds and the New Notes are likely to be treated as securities for purposes of the reorganization provisions of the Tax Code. It is unlikely that the General Unsecured Claims would be treated as securities for purposes of the reorganization provisions of the Tax Code. Accordingly, the following discussion assumes that the Bonds and New Notes will constitute securities for purposes of the reorganization provisions of the Tax Code, and that the General Unsecured Claims will not. However, this treatment is not certain, and holders of Claims should consult their own tax advisors as to whether their General Unsecured Claims, Bonds and New Notes constitute securities for these purposes. If the Bonds and New Notes did not constitute securities, or the General Unsecured Claims did, the tax consequences would differ from those discussed below.
U.S. Tax Consequences of the Exchange of Bonds for New Notes, New Common Shares and New Rights
      The exchange of Bonds for New Notes, New Common Shares and New Rights will likely constitute a reorganization for United States federal income tax purposes. Bondholders will realize gain upon the exchange in an amount equal to the difference between the Bondholder’s tax basis in the Bonds (adjusted to take into account any bad debt deduction taken with respect to such Bonds) and the sum of the issue price, as defined below, of the New Notes (including the New Convertible 5% Notes if they are treated as debt; see discussion below in “— U.S. Tax Consequences of the Ownership and Disposition of the New Convertible 5% Notes”), the fair market value of the New Common Shares (and the New Convertible 5% Notes if they are treated as equity; see discussion below in “— U.S. Tax Consequences of the Ownership and Disposition of the New Convertible 5% Notes”) and the fair market value of the New Rights that the Bondholder receives. Bondholders will be required to recognize any such gain to the extent of the fair market value of the New Rights.
      Assuming the exchange constitutes a reorganization, Bondholders should not be required to recognize any income or gain on the exchange in excess of the fair market value of the New Rights except with respect to accrued interest, OID, the movement of exchange rates, possibly market discount and cash received in lieu of fractional interests discussed below. Bondholders will recognize no loss on the exchange, except with respect to a Bond Claim for accrued and previously taxed interest that is not fully satisfied under the Plan for which Bondholders may generally take an ordinary deduction (see the discussion below regarding the allocation of consideration to principal and interest). U.S. Holders should consult their tax advisors with respect to reporting requirements required of persons receiving stock and securities upon a tax-free exchange in connection with a corporate reorganization.
      Except with respect to accrued interest, the movement of exchange rates and possibly market discount discussed below, to the extent the Bondholder has not previously claimed a bad debt deduction in respect of the Bonds, the character of any gain recognized on the exchange should be capital gain, and such capital gain should be long-term if the Bonds have been held for more than one year as of the Plan Implementation Date.
      The aggregate tax basis of the New Notes and New Common Shares received by the Bondholder (other than for accrued interest or OID) should equal the Bondholder’s adjusted tax basis in the Bonds (adjusted to take into account the amount of any bad debt deduction previously taken with respect to the Bonds and excluding any basis attributable to Claims for accrued interest or OID), decreased by the fair market value of the New Rights and increased by the amount of gain recognized on the exchange, if any, by such Bondholder. The aggregate tax basis of the New Notes and New Common Shares as so determined should generally be allocated to each in proportion to their fair market values. The tax basis of the New Rights received by a Bondholder should equal the New Rights’ fair market value.
      The holding period for the New Notes and the New Common Shares (other than any New Notes and New Common Shares received for accrued interest or OID) should include the period during which a Bondholder held the Bonds exchanged therefor. The holding period for the New Rights will begin the day after the Plan Implementation Date.
      Notwithstanding the general rule described in the preceding paragraphs that gain realized on the exchange of Bonds for New Notes, New Common Shares and New Rights in excess of the fair market value of the New Rights should not be recognized, it is possible, although unlikely, that under the market discount rules of the Tax Code, gain realized by a U.S. Holder, even in a reorganization, must be recognized as ordinary income to the extent of any accrued market discount (translated into U.S. dollars at the spot rate in effect on the Plan Implementation Date) on the Bonds surrendered on the Plan Implementation Date. However, the market discount rules in the Tax Code also provide that, under U.S. Regulations to be promulgated by the United States Treasury, recognition of accrued market discount on exchanges such as the exchange of Bonds for New Notes, New Common Shares and New Rights may be limited to the amount of gain that would be recognized without regard to the market discount rules. In this case, the application of such a provision should result in gain being recognized only to the extent of the fair market value of the New Rights and to the extent described in the following two paragraphs. Such U.S. Regulations have not yet been issued; thus, it is unclear whether this limitation will apply to the exchange of Bonds for New Notes, New Common Shares and New Rights. Unless all of the market discount accrued as of the Plan Implementation Date is recognized in the exchange of Bonds for New Notes and New Common Shares, the market discount rules will require the accrued but unrecognized market discount on the Bonds to be allocated to the New Notes and New Common Shares. Such market discount would have to be recognized as ordinary income on the disposition of the New Notes and New Common Shares. In general, a Bond acquired by a holder other than on original issuance will be a “market discount bond” as to that holder if the Bond’s revised issue price (as defined in the Tax Code) exceeds the tax basis of the Bond in the holder’s hands immediately after its acquisition. Holders whose Bonds are “market discount bonds” are urged to consult their own tax advisors regarding the treatment of the New Notes, New Common Shares and New Rights under the market discount rules.
      Notwithstanding the general rule described above that gain or loss realized on the exchange of Bonds for New Notes, New Common Shares and New Rights in excess of the fair market value of the New Rights should not be recognized, U.S. Holders of Bonds will recognize all or a portion of the exchange gain or loss attributable to the movement in exchange rates between the time of purchase of the Bonds and the Plan Implementation Date. Gain or loss attributable to the movement of exchange rates will equal the difference between (1) the U.S. dollar value of the Canadian dollar principal amount of a Bond (determined as of the Plan Implementation Date based on the spot rate for the Canadian dollar on that date) and (2) the U.S. dollar value of the Canadian dollar principal amount of the Bond, determined on the date the U.S. Holder acquired the Bond based on the spot rate for the Canadian dollar on that date. For this purpose, the principal amount of a Bond is the U.S. Holder’s purchase price in Canadian dollars. Such gain or loss will be treated as ordinary income or loss (and will not be treated as interest income or expense, except to the extent provided in U.S. Regulations or administrative pronouncements of the IRS). The realization of such gain or loss will be limited to the amount of overall gain or loss realized on the disposition of a Bond.
      There is uncertainty in the case of a reorganization as to how much of the gain or loss described in the preceding paragraph is required to be recognized. Under the Plan, the consideration paid to Bondholders consists of a combination of New Notes, New Common Shares and New Rights. While applicable U.S. Regulations provide that gain and loss attributable to the movement of exchange rates is to be recognized in the case of an exchange of a debt instrument for stock or other non-security property of the issuer, proposed U.S. Regulations reserve on whether such gain or loss is to be recognized in the case of an exchange of one debt instrument for another debt instrument of the same issuer. Accordingly, the amount of gain or loss attributable to the movement of exchange rates that is required to be recognized is uncertain, and U.S. Holders of Bonds are urged to consult their own tax advisors in this regard.
      Some New Notes, New Common Shares and New Rights may be deemed to be distributed to the Bondholders with respect to accrued interest or OID. U.S. Holders of Bond Claims for accrued interest that has not previously been included in taxable income will be required to recognize ordinary income equal to the amount of any consideration received under the Plan with respect to such accrued interest (i.e., the sum of the issue price, as defined below, of the New Notes (including the New Convertible 5% Notes if they are treated as debt; see discussion below in “— U.S. Tax Consequences of the Ownership and Disposition of the New Convertible 5% Notes”), the fair market value of the New Common Shares (and the New Convertible 5% Notes if they are treated as equity; see discussion below in “— U.S. Tax Consequences of the Ownership and Disposition of the New Convertible 5% Notes”) and the fair market value of the New Rights received with respect to such accrued interest). In addition, although not free from doubt, upon receipt of consideration under the Plan for accrued interest or OID that has previously been included in taxable income, Bondholders may recognize ordinary income or loss in an amount equal to the difference between the U.S. dollar value of such consideration (determined based on the spot rate for the Canadian dollar in effect in the Plan Implementation Date) and the U.S. dollar value of the interest income that such U.S. Holder has previously included in income with respect to such payment. The realization of such gain or loss will be limited to the amount of overall gain or loss realization on the disposition of a Bond. The tax basis of the New Notes (including the New Convertible 5% Notes if they are treated as debt) received in exchange for Bond Claims for accrued interest or OID will be the issue price of the New Notes. The tax basis of the New Common Shares (and the New Convertible 5% Notes if they are treated as equity) and the New Rights received in exchange for Bond Claims for accrued interest or OID will be the fair market value of the New Common Shares and the New Rights on the Plan Implementation Date. The holding period for the New Notes, New Common Shares and New Rights received in exchange for a Bond Claim for accrued interest or OID will begin on the day after the Plan Implementation Date.
      Under the Plan, the aggregate consideration paid to Bondholders is allocated first to the principal amount of a Bond and only thereafter to accrued interest and other amounts owing. Certain legislative history indicates that an allocation provided in a bankruptcy plan may be binding for United States federal income tax purposes. However, the IRS may take either the position (1) that consideration received should be allocated first to accrued interest or OID and thereafter to principal or (2) that consideration should be allocated in another manner, including the possibility of an allocation to the principal amount of Bonds and the accrued interest or OID thereon in proportion to the relative amounts thereof. Bondholders should consult their own tax advisors with respect to this issue.
      Cash received by a Bondholder in lieu of fractional interests of New Notes, New Common Shares or New Rights should be treated as a payment in exchange for such fractional interests. Accordingly, the receipt of cash in lieu of fractional interests of New Notes, New Common Shares or New Rights should result in capital gain or loss, if any, measured by the difference between the cash received for the fractional interests and the U.S. Holder’s basis in the fractional interests determined in the manner described above. Such capital gain or loss will be long-term or short-term depending on the U.S. Holder’s holding period in the fractional interests determined in the manner described above.
U.S. Tax Consequences to General Unsecured Creditors
      Except as described below with respect to accrued interest, a General Unsecured Creditor will recognize gain or loss on the exchange of his or her Claim for New Notes, New Common Shares and New Rights. Such gain or loss will be measured by the difference between the General Unsecured Creditor’s tax basis in the Claim (adjusted to take into account any bad debt deduction taken with respect to such Claim) and the sum of the issue price, as defined below, of the New Notes (including the New Convertible 5% Notes if they are treated as debt; see discussion below in “— U.S. Tax Consequences of the Ownership and Disposition of the New Convertible 5% Notes”), the fair market value of the New Common Shares (and the New Convertible 5% Notes if they are treated as equity; see discussion below in “— U.S. Tax Consequences of the Ownership and Disposition of the New Convertible 5% Notes”) and the fair market value of the New Rights that the General Unsecured Creditor receives. Except as provided in the following two paragraphs and subject to the discussion of market discount above, if the Claim is held as a capital asset and to the extent the holder of the Claim has not previously claimed a bad debt deduction in respect of the Claim, such gain or loss should be capital gain or loss, and such capital gain or loss should be long-term if the Claim has been held for more than one year as of the Plan Implementation Date. Claims arising out of the extension of trade credit or the performance of personal services generally are not held as capital assets by their original holders, but General Unsecured Creditors should consult their own tax advisors as to the nature of their Claims.
      U.S. Holders of General Unsecured Claims that have previously been included in taxable income will recognize ordinary income or loss in an amount equal to the difference between the U.S. dollar value of the consideration received in exchange for such General Unsecured Claims (determined based on the spot rate for the Canadian dollar in effect in the Plan Implementation Date) and the U.S. dollar value of the income that such U.S. Holder has previously included in income with respect to such Claim. The realization of such gain or loss will be limited to the amount of overall gain or loss realization on the disposition of a General Unsecured Claim.
      General Unsecured Creditors who receive any consideration in respect of a Claim for accrued, but not previously taxed, interest must include the amount of such consideration as ordinary income. General Unsecured Creditors who receive consideration in respect of a Claim for accrued and previously taxed interest will recognize ordinary income or loss in an amount equal to the difference between the U.S. dollar value of the consideration received for such Claim (determined based on the spot rate for the Canadian dollar in effect in the Plan Implementation Date) and the U.S. dollar value of the income that such U.S. Holder has previously included in income with respect to such Claim. The realization of such gain or loss will be limited to the amount of overall gain or loss realization on the disposition of a General Unsecured Claim. A General Unsecured Creditor whose Claim for accrued and previously taxed interest is not fully satisfied may be able to take an ordinary deduction for the unsatisfied portion of such Claim, even if the General Unsecured Creditor held the underlying Claim as a capital asset.
      The tax basis of the New Notes (including the New Convertible 5% Notes if they are treated as debt) received by a General Unsecured Creditor will be the issue price of the New Notes. The tax basis of New Common Shares (and the New Convertible 5% Notes if they are treated as equity) and the New Rights received by a General Unsecured Creditor will generally be the fair market value of the New Common Shares and the New Rights on the Plan Implementation Date. The holding period for the New Notes, New Common Shares and New Rights will begin the day after the Plan Implementation Date.
      Cash received by a General Unsecured Creditor in lieu of fractional interests in New Notes, New Common Shares or New Rights should be treated as a payment in exchange for such fractional interests. Accordingly, the receipt of cash in lieu of fractional interests of New Notes, New Common Shares or New Rights should result in short-term capital gain or loss, if any, measured by the difference between the cash received for the fractional interests and the U.S. Holder’s basis in the fractional interests determined in the manner discussed above.
U.S. Tax Consequences of the Ownership and Disposition of the New Secured Convertible Notes
Stated Interest and OID
      The United States federal income tax treatment of ownership of, and payments with respect to, the New Secured Convertible Notes may be governed by U.S. Regulations concerning OID (the “OID Regulations”). The OID Regulations are extremely complex and ambiguous in some respects; thus, their application is subject to uncertainty. Holders that receive New Secured Convertible Notes are urged to consult their own tax advisors concerning the application of the OID Regulations to the New Secured Convertible Notes.
      Pursuant to the Plan, the New Secured Convertible Notes provide for the quarterly payment of interest at stated rates per annum of 9.5%. The terms of the New Secured Convertible Notes provide that interest may be paid, at the option of Stelco, in an amount of New Common Shares which, after applying a 10% discount to the Volume Weighted Average Trading Price of the New Common Shares on the Toronto Stock Exchange for the 20 consecutive trading days ending five trading days preceding the interest payment date, will have a value equal to such stated interest. While not free from doubt, stated interest should generally be includable in income by a holder in accordance with the holder’s regular method of accounting. It is likely that amounts received by holders in excess of stated interest (i.e., by reason of the exercise by Stelco of its option to pay interest in New Common Shares) will, through reduction of the “adjusted issue price” (as defined below) of the New Secured Convertible Notes, create OID that will be includable on a constant yield basis in the manner described below. However, there can be no assurance that the IRS will not assert a different position regarding the timing and amount of the inclusion of both stated interest and amounts received by holders in excess of stated interest including potentially applying the “contingent payment debt instrument” OID rules to the New Secured Convertible Notes or requiring current inclusion of amounts received by holders in excess of stated interest. Accordingly, U.S. Holders of New Secured Convertible Notes should consult their own tax advisors regarding the timing and amount of the inclusion of interest on the New Secured Convertible Notes.
      Cash basis U.S. Holders will be required to include in income the U.S. dollar value of the amount of stated interest received, determined by translating such amount into U.S. dollars at the spot rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. Accrual basis U.S. Holders will be required to include in income for each taxable year the U.S. dollar value of the interest that has accrued during such year, determined by translating such interest at the average rate of exchange for the period or periods during which such interest accrued. Alternatively, an accrual basis holder may elect to translate interest income at the spot rate on the last day of the accrual period (or last day of the taxable year in the case of an accrual period that straddles the holder’s taxable year) or on the date the interest payment is received if such date is within five days of the end of the accrual period. This election may not be revoked without the consent of the IRS. U.S. Holders should consult their tax advisors as to the desirability, the mechanics and the collateral consequences of making this election. Upon receipt of a payment of interest on the New Secured Convertible Notes (including amounts received upon the disposition of the New Secured Convertible Notes attributable to accrued but unpaid interest as described below), such U.S. Holder will recognize ordinary income or loss in an amount equal to the difference between the U.S. dollar value of such payment (determined by translating the Canadian dollars received at the spot rate for the Canadian dollar in effect on the date received) and the U.S. dollar value of the interest income that such U.S. Holder has previously included in income with respect to such payment.

      Under the OID Regulations, subject to a de minimis exception, a U.S. Holder of a New Secured Convertible Note that bears OID must include such OID in income under a method that reflects the economic accrual of interest based on a constant yield. Thus, a U.S. Holder of a New Secured Convertible Note that bears OID will be required to include income prior to the receipt of the cash associated with such income.
      The total amount of OID on a New Secured Convertible Note is the excess of the “stated redemption price at maturity” of the New Secured Convertible Note over its “issue price”, as described below. The stated redemption price at maturity of a New Secured Convertible Note is the sum of all payments to be made with respect to the New Secured Convertible Note, other than interest at a fixed rate that is payable at least annually for the entire term of the New Secured Convertible Note (“qualified stated interest”).
      If the New Secured Convertible Notes are traded on an “established market” (within the meaning of the OID Regulations) within 30 days after the Plan Implementation Date, the issue price of the New Secured Convertible Notes will be their fair market value as of the Plan Implementation Date. In general, the New Secured Convertible Notes will be considered to be traded on an established market if, by the end of such 30-day period, they are listed on (i) a national securities exchange that is required to be registered under Section 6 of the U.S. Securities Exchange Act of 1934, (ii) certain interdealer quotation systems or (iii) a system of general circulation that provides a reasonable basis to determine fair market value by disseminating either recent price quotations of one or more qualified brokers, dealers or traders or actual prices of recent sales transactions.
      If the New Secured Convertible Notes are not so traded within 30 days after the Plan Implementation Date, then the issue price of a New Secured Convertible Note will be the lesser of (i) the present value of all payments to be received over the term of the New Secured Convertible Note discounted at the “applicable federal rate” (“AFR”) prescribed by the IRS for debt instruments issued in the month in which the Plan Implementation Date occurs and (ii) the stated principal amount of the New Secured Convertible Note.
      It is uncertain whether under the foregoing rules the New Secured Convertible Notes would be treated as having issue prices lower than their stated redemption price at maturity and as such it is uncertain whether they would be treated as having been issued with OID. Holders of New Secured Convertible Notes are urged to consult their own tax advisors as to the existence of OID.
      If the New Secured Convertible Notes were treated as issued with OID, holders of the New Secured Convertible Notes would be required to include in income the sum of the “daily portions” of OID with respect to each New Secured Convertible Note for each day during the taxable year or portion of the taxable year in which such holder held the New Secured Convertible Note. “Daily portions” are determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. The amount of OID allocable to an accrual period will equal the product of the annual “yield to maturity” of the New Secured Convertible Note, appropriately adjusted for the length of such accrual period, and the “adjusted issue price” of the New Secured Convertible Note at the beginning of that accrual period. The annual “yield to maturity” of a New Secured Convertible Note is the discount rate at which the present value of all payments to be received under the New Secured Convertible Note equals the issue price of the New Secured Convertible Note. The “adjusted issue price” of a New Secured Convertible Note at the beginning of any accrual period generally is the sum of the issue price of the New Secured Convertible Note and the amount of accrued OID for all prior accrual periods, minus the amount of all prior payments on the New Secured Convertible Note other than payments of qualified stated interest.
      The OID Regulations allow holders to make an election to include in gross income, under the constant yield method described above, all amounts that accrue on a debt instrument that are treated as interest for tax purposes. If such an election were made, all interest (including stated interest, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any acquisition premium or amortizable bond premium) would be treated as OID (by treating all payments on the debt instruments as part of its stated redemption price at maturity), and the debt instrument would be treated as having been issued on the holder’s acquisition date for an issue price equal to the holder’s basis in the debt instrument immediately after its acquisition. Holders of the New Secured Convertible Notes should consult their tax advisors as to the desirability, the mechanics and the collateral consequences of making this election.
      Because all payments on the New Secured Convertible Notes are denominated in Canadian dollars, for purposes of calculating OID, a U.S. Holder should calculate the amount and accrual of OID in respect of the New Secured Convertible Notes in Canadian dollars and determine the U.S. dollar amount of OID includable in income in accordance with either of the two methods for determining the U.S. dollar amount of stated interest applicable to accrual basis U.S. Holders discussed above. Upon receipt of a payment attributable to OID on a New Secured Convertible Note (including amounts received upon the disposition of a New Secured Convertible Note attributable to OID), such U.S. Holder will recognize ordinary income or loss in an amount equal to the difference between the U.S. dollar value of such payment (determined by translating the Canadian dollars received into U.S. dollars at the spot rate in effect on the date received) and the U.S. dollar value of the OID that such U.S. Holder has previously included in income with respect to such payment. For these purposes all receipts with respect to a New Secured Convertible Note will be treated first as the receipt of qualified stated interest, second as payments of previously accrued OID (to the extent thereof, with payments treated as made for the earliest accrual periods first), and thereafter as the receipt of principal.
Dispositions of the New Secured Convertible Notes
      A U.S. Holder’s adjusted tax basis in New Secured Convertible Notes received in exchange for Bonds will generally equal (i) the portion of the U.S. Holder’s tax basis in the Bond allocated to such New Secured Convertible Note as described above in “— U.S. Tax Consequences of the Exchange of Bonds for New Notes, New Common Shares and New Rights”, (ii) increased by the amount of any OID previously included in income by the U.S. Holder with respect to such New Secured Convertible Notes and (iii) decreased by the amounts of any payments previously received on such New Secured Convertible Notes other than payments of qualified stated interest. A U.S. holder’s adjusted tax basis in New Secured Convertible Notes received in exchange for a General Unsecured Claim will generally equal (i) the issue price of such New Secured Convertible Notes as described above in “— U.S. Tax Consequences to General Unsecured Creditors” and in “— U.S. Tax Consequences of the Ownership and Disposition of the New Secured Convertible Notes — Stated Interest and OID”, (ii) increased by the amount of any OID previously included in income by the U.S. Holder with respect to such New Secured Convertible Notes and (iii) decreased by the amounts of any payments previously received on such New Secured Convertible Notes other than payments of qualified stated interest.
      Upon the sale, redemption, retirement or other taxable disposition of a New Secured Convertible Note, a U.S. holder will generally recognize gain or loss equal to the difference between the amount realized and such U.S. Holder’s adjusted tax basis in the New Secured Convertible Note. Such gain or loss should generally be capital gain or loss; however, any gain attributable to accrued but previously untaxed interest or market discount will be ordinary, as discussed above. Net capital gains on the sale of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. For a corporate U.S. Holder, all capital gains are currently taxed at the same rate as ordinary income. The deductibility of capital losses is subject to limitations. U.S. Holders of New Secured Convertible Notes should consult their own tax advisors regarding the foreign tax credit implication of the sale or other disposition of the New Secured Convertible Notes.
      Upon disposition of a New Secured Convertible Note, in addition to exchange gain or loss recognized with respect to payments of stated interest and OID (as described above), a U.S. Holder will also recognize exchange gain or loss attributable to the movement in exchange rates between the time of acquisition and the time of disposition (including the sale, exchange, retirement or other disposition) of a note. Gain or loss attributable to the movement of exchange rates will equal the difference between (1) the U.S. dollar value of the Canadian dollar principal amount of a New Secured Convertible Note (determined as of the date the New Note is disposed based on the spot rate for the Canadian dollar on that date) and (2) the U.S. dollar value of the Canadian dollar principal amount of the note, determined on the date the U.S. Holder acquired the New Secured Convertible Note based on the spot rate for the Canadian dollar on that date. Such gain or loss will be treated as ordinary income or loss (and will not be treated as interest income or expense, except to the extent provided in U.S. Regulations or administrative pronouncements of the IRS). The realization of such gain or loss with respect to payments of principal, accrued interest or OID will be limited to the amount of overall gain or loss realized on the disposition of a note.
Conversion of New Secured Convertible Notes into New Common Shares or Retirement of New Secured Convertible Notes with New Common Shares
      The conversion of a New Secured Convertible Note into New Common Shares at a holder’s option or the retirement of a New Secured Convertible Note at maturity with New Common Shares should generally not be a taxable event (except with respect to cash received in lieu of a fractional share and with respect to gain or loss attributable to the movement of exchange rates). The U.S. Holder’s obligation to include in gross income the daily portions of OID (if any) with respect to a New Secured Convertible Note will terminate prospectively on the date of conversion. The U.S. Holder’s basis in New Common Shares received on conversion or retirement of a New Secured Convertible Note should be the same as the U.S. Holder’s basis in the New Secured Convertible Note at the time of conversion or retirement. The holding period for New Common Shares received on conversion or retirement should include the holding period of the converted New Secured Convertible Note except that the U.S. Holder’s holding period for the New Common Shares attributable to accrued OID (if any) may commence on the day following the date of conversion or retirement.
      Cash received in lieu of a fractional share of a New Common Share upon conversion or retirement of a New Secured Convertible Note should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share of a New Common Share should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the U.S. Holder’s basis in the fractional share.
      Notwithstanding the general rule described above that conversion or retirement of a New Secured Convertible Note into New Common Shares should not be a taxable event, U.S. Holders of a New Secured Convertible Note will, upon conversion or retirement, recognize exchange gain or loss attributable to the movement in exchange rates between the time of the Plan Implementation Date and the date of the conversion or retirement. While not free from doubt, gain or loss attributable to the movement of exchange rates should equal the difference between (1) the U.S. dollar value of the Canadian dollar principal amount of a New Secured Convertible Note (determined as of the conversion or retirement date based on the spot rate for the Canadian dollar on that date) and (2) the U.S. dollar value of the Canadian dollar principal amount of the New Secured Convertible Note, determined as of the Plan Implementation Date based on the spot rate for the Canadian dollar on that date. Such gain or loss will be treated as ordinary income or loss (and will not be treated as interest income or expense, except to the extent provided in U.S. Regulations or administrative pronouncements of the IRS). The realization of such gain or loss will be limited to the amount of overall gain or loss realized on the conversion or retirement of a New Secured Convertible Note.
      Certain adjustments or failures to adjust the conversion ratio or exercise price of the New Secured Convertible Notes pursuant to the anti-dilution provisions of such instruments may result in a taxable constructive dividend to the U.S. Holders of New Notes or New Common Shares pursuant to Section 305 of the Tax Code, to the extent of Stelco’s current and/or accumulated earnings and profits (as determined for U.S. federal income tax purposes).
U.S. Tax Consequences of Ownership and Disposition of New Common Shares and New Rights
Dividends on the New Common Shares
      Dividends paid by Stelco with respect to the New Common Shares (including the amount of any Canadian taxes withheld therefrom) will generally be includable in the gross income of a U.S. Holder as foreign source dividend income to the extent that such dividends are paid out of Stelco’s current and/or accumulated earnings and profits (as determined for U.S. federal income tax purposes) when the dividend is actually or constructively received by the U.S. Holder. The dividends included in a non-corporate U.S. Holder’s income for distributions occurring during taxable years beginning before January 1, 2009 may be eligible for U.S. federal income taxation at lower rates than ordinary income. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends paid in Canadian dollars will be includible in the income of the U.S. Holder in a U.S. dollar amount calculated by reference to the exchange rate in effect the date the dividends are received, regardless of whether the Canadian dollars are converted into U.S. dollars on that date. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in income to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss. Such currency gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of Stelco’s current and/or accumulated earnings and profits, as determined for U.S. federal income tax purposes, should be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the New Common Shares and thereafter as capital gain.
      A U.S. Holder may, subject to certain limitations, be eligible to claim a credit or deduction, for purposes of computing its U.S. federal income tax liability, for the Canadian withholding tax paid in respect of dividends from Stelco. For taxable years beginning before December 31, 2006, these dividends generally will be foreign source passive income or, with respect to certain U.S. holders, foreign source financial services income, for U.S. foreign tax credit purposes. However, under recently enacted legislation, for taxable years beginning after December 31, 2006, dividends paid by Stelco that constitute “financial services” income generally will be considered foreign source “general category” income, along with other foreign source income that is not passive income, for U.S. foreign tax credit purposes. The calculation of foreign tax credits, and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions, involves the application of complex rules and limitations that depend upon a U.S. Holder’s particular circumstances. In this regard, special rules apply in determining the foreign tax credit limitation with respect to dividends received by non-corporate U.S. Holders that are subject to U.S. federal income taxation at the reduced rate (discussed above), and foreign tax credits generally are not allowed with respect to certain short-term or hedged positions in stock. Furthermore, the portion of a distribution, if any, that is not treated as a dividend will not be foreign source income and a U.S. Holder would not be able to use a foreign tax credit arising from any withholding of Canadian income tax imposed on such portion unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other foreign source income in the appropriate category for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits and deductions for such Canadian withholding tax.
Dispositions of the New Common Shares
      A U.S. Holder will, upon the sale, exchange or other taxable disposition of New Common Shares, recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and the U.S. Holder’s tax basis. In general, such gain or loss will be treated as arising from sources within the United States for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the foreign tax credit implication of a sale or other disposition of New Common Shares.
      The gain or loss recognized on a sale of a New Common Share should generally be a capital gain or loss. However, any gain attributable to market discount will be ordinary, as discussed above. Net capital gains on the sale of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. For a corporate U.S. Holder, all capital gains are currently taxed at the same rate as ordinary income. The deductibility of capital losses is subject to limitations.
Exercise, Disposition and Expiration of New Rights
      No gain or loss should be recognized upon the exercise of New Rights received pursuant to the Plan. The tax basis of the New Secured Convertible Notes acquired through the exercise of New Rights should be equal to the sum of the exercise price paid therefor and the tax basis of the New Rights exercised. The holding period for New Secured Convertible Notes acquired through the exercise of New Rights should begin on the day after the date the New Rights are exercised.
      If New Rights expire without being exercised, a U.S. Holder will generally recognize a capital loss in amount equal to its tax basis in the New Rights. Upon the sale or exchange of New Rights, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the New Rights. The capital gain or loss is likely to be short-term capital gain or loss. Net capital gains on the disposition of capital assets held for one year or less are subject to U.S. federal income tax at ordinary income tax rates. For a corporate U.S. Holder, all capital gains are currently taxed at the same rate as ordinary income. The deductibility of capital losses is subject to limitations.
U.S. Tax Consequences of the Ownership and Disposition of the New Convertible 5% Notes
      Pursuant to the Plan, the New Convertible 5% Notes provide for the semi-annual payment of interest at a stated rate per annum of 5%. The terms of the New Convertible 5% Notes provide that interest may be paid, at the option of Stelco, in cash or in New Convertible 5% Notes. It is uncertain whether the New Convertible 5% Notes should be treated as debt or as equity for U.S. federal income tax purposes. If the New Convertible 5% Notes are treated as debt for U.S. federal income tax purposes, then, except as provided in the next paragraph, the consequences to U.S. Holders of the ownership and disposition of the New Convertible 5% Notes will be similar to the consequences of the ownership and disposition of the New Secured Convertible Notes (see “— U.S. Tax Consequences of the Ownership and Disposition of the New Secured Convertible Notes”, above).
      If the New Convertible 5% Notes are treated as debt, then, as a result of Stelco’s option to pay stated interest in New Convertible 5% Notes, the stated interest on the New Convertible 5% Notes will not be qualified stated interest, and all payments required to be made on the New Convertible 5% Notes, including payments of stated interest, whether paid in cash or in additional New Convertible 5% Notes, will be included in the stated redemption price at maturity of the New Convertible 5% Notes. As a result, the New Convertible 5% Notes issued under the Plan will be treated as having been issued with OID. Accordingly, U.S. Holders of New Convertible 5% Notes will be required to include all interest on the New Convertible 5% Notes on a constant yield basis in the manner described in “— U.S. Tax Consequences of the Ownership and Disposition of the New Secured Convertible Notes — Stated Interest and OID”, above. Furthermore, since the terms of the New Convertible 5% Notes do not provide Stelco with the option of paying stated interest with New Common Shares priced at a discount, the “contingent payment debt instrument” OID rules should not apply.
      If the New Convertible 5% Notes are treated as equity for U.S. federal income tax purposes, then, except as provided below, the U.S. federal income tax consequences of holding and disposing of the New Convertible 5% Notes will be similar to the consequences of holding and disposing of New Common Shares (see “— U.S. Tax Consequences of Ownership and Disposition of New Common Shares and New Rights”, above) with interest payments being subject to the rules applicable to distributions on New Common Shares.
      If the New Convertible 5% Notes are treated as equity, then pursuant to Section 305 of the Tax Code and subject to a de minimis exception, U.S. Holders will be required to include in income the excess of the face amount of a New Convertible 5% Note over the fair market value of the New Convertible 5% Note as of the Plan Implementation Date on a constant yield basis in the manner by which OID is included in income (see “— U.S. Tax Consequences of the Ownership and Disposition of the New Secured Convertible Notes — Stated Interest and OID”, above) including with respect to the consequences of movements in exchange rates, to the extent of Stelco’s current and/or accumulated earnings and profits (as determined for U.S. federal income tax purposes).
      If the New Convertible 5% Notes are treated as equity and are retired by Stelco for cash, the determination as to whether the cash is treated as a dividend for U.S. federal income tax purposes or is treated as proceeds from the sale or exchange of the New Convertible 5% Notes is complex and may depend, in part, on the amount of New Common Shares held by the holder at the time of the retirement. U.S. Holders should consult their own tax advisors as to the consequences of a cash retirement of the New Convertible 5% Notes.

      If the New Convertible 5% Notes are treated as equity, the conversion of a New Convertible 5% Note into New Common Shares by a holder, the redemption of a New Convertible 5% Note with New Common Shares by Stelco or the retirement of a New Convertible 5% Note with New Common Shares at maturity should generally not be a taxable event (except with respect to cash received in lieu of a fractional share). The U.S. Holder’s basis in New Common Shares received on conversion, redemption or retirement at maturity of a New Convertible 5% Note should be the same as the U.S. Holder’s basis in the New Convertible 5% Note at the time of conversion, redemption or retirement at maturity (exclusive of any tax basis allocable to a fractional share). The holding period for New Common Shares received on conversion, redemption or retirement at maturity should include the holding period of the converted New Convertible 5% Note.
      Cash received in lieu of a fractional share of a New Common Share upon conversion, redemption or retirement at maturity of a New Convertible 5% Note should generally be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share of a New Common Share should generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the U.S. Holder’s basis in the fractional share.
      Certain adjustments or failures to adjust the conversion ratio or exercise price of the New Convertible 5% Note pursuant to the anti-dilution provisions of such instruments may result in a taxable constructive dividend to the U.S. Holders of New Notes and New Common Shares pursuant to Section 305 of the Tax Code, to the extent of Stelco’s current and/or accumulated earnings and profits (as determined for U.S. federal income tax purposes).
Information Reporting and Backup Withholding
      In general, information reporting requirements will apply to payments to non-corporate U.S. Holders of principal, any premium and interest on a New Note (including accrual of OID) and the proceeds of the sale of a New Note before maturity paid within the United States. Information reporting will also apply to dividends paid to non-corporate U.S. Holders in respect of New Common Shares and the proceeds on the sale or disposition of New Common Shares paid within the United States, and in some cases outside the United States. In addition, “backup withholding” will apply to such payments and to payments of OID if the U.S. Holder fails to provide an accurate taxpayer identification number or is notified by the IRS that it has failed to report all interest and dividends required to be shown on its federal income tax returns.
      Any amounts withheld under the backup withholding rules from payment to a beneficial owner would be allowed as a refund or credit against such beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

RISK FACTORS
      In evaluating the Plan and determining whether to vote in favour of the Arrangement Resolution, Affected Creditors should consider the risk factors set out below as well as the other information concerning Stelco and its Subsidiaries set out or referred to in this Circular. These risk factors should not, however, be regarded as the only risks associated with Stelco and its Subsidiaries or with the implementation of the Plan.
      Affected Creditors should also refer to the section “Risks and Uncertainties” in Management’s Discussion and Analysis for Stelco’s Quarter 2 dated August 4, 2005 and Stelco’s 2004 Annual Report.
Risk Factors Relating to Stelco’s Business
Recent Insolvency
      In early 2004, after a thorough financial and strategic review, Stelco concluded that it faced a serious viability issue. Stelco incurred significant operating losses and negative cashflow in 2003 and believed that it would have exhausted available sources of liquidity before the end of 2004 if it did not obtain legal protection and other benefits provided by a Court-supervised restructuring process. As a result, the Applicants sought protection under the CCAA.
      Costs had risen dramatically for inputs such as natural gas and electricity and raw materials, such as coal, coke and scrap. The cost of employee future benefits — pension and health care — were also increasing due to improved pension benefits negotiated in contracts with unionized employees, increasing health care costs, lower average retirement age at Stelco Hamilton, lower returns on pension plan assets and the effect of lower interest rates on the discount factors used to determine Stelco’s liabilities under the pension and other benefit plans.
      In 2003, global steelmaking overcapacity exerted downward pressure on selling prices due to significant and continued import penetration of the Canadian market by steel products offered, in management’s opinion, at unfairly low prices over the last several years. The appreciation in the value of the Canadian dollar during 2003 further negatively affected selling prices. Selling prices strengthened significantly during 2004 and first quarter 2005, due in part to increased demand, particularly in China, although selling prices softened in the second quarter of 2005. Stelco cannot rely on high selling prices to sustain its business in the longer term and believes it cannot compete effectively in the longer term unless it takes steps to lower its overall costs.
Pricing
      Risks regarding selling prices include:

•	the strength of the U.S. economy;

•	the continued strength of the economy in China and continued absorption in the global market of significant steel capacity built in China over the last five years;

•	the U.S./ Canadian dollar exchange rate;

•	material substitution when steel prices are relatively high;

•	the price volatility of the steel industry; and

•	actions of competitors.
      Selling prices softened in the second quarter of 2005. North American steel producers reduced production levels in the second quarter of 2005, attempting to better balance supply with demand, which ultimately may stabilize steel pricing. Following the seasonal shutdowns, automotive demand remained constant through the balance of the third quarter of 2005. Spot market prices stabilized and increased marginally due to lower production capacity utilization and reduced inventory levels.
Possible Fluctuation in Raw Material and Energy Costs
      The Applicants’ operations are heavily dependent on the supply of various raw materials, including iron ore, coal, coke and energy. The Applicants’ results of operations could be adversely affected by supply interruptions or increases in the cost of materials. Most of Stelco’s raw material and energy costs would be adversely affected by a decrease in the relative value of the Canadian dollar.

Labour Matters
      The collective agreement with USW Local 8782 at Stelco Lake Erie expired on July 31, 2004 without agreement on a Renewal 8782 Collective Bargaining Agreement. On July 27, 2005, USW Local 8782 delivered a 90-day strike notice to Stelco. While USW Local 8782 has provided Stelco with a 90 day strike notice, the parties are subject to the Order of the Court dated June 14, 2004. That Order specifically states that the Minister of Labour cannot take any step under the Labour Relations Act (Ontario) that would put the parties in a legal position to strike or effect a lockout and as a result, USW Local 8782 may not have the legal right to strike after the expiry of any 90 day notice.
      On September 23, 2005, Stelco and USW Local 8782 entered into the Local 8782 MOA. USW Local 8782 will recommend the Local 8782 MOA to its members for ratification if the final restructuring plan is similar to the existing Plan, or is otherwise acceptable to the USW. The ratification vote of the Local 8782 MOA is to occur within eight days after the Meeting and, if ratified the Renewal 8782 Collective Bargaining Agreement will be in force on the date Stelco receives written notice of ratification which will occur no later than the Plan Implementation Date. In accordance with the Stelco/USW Restructuring Agreement, the 90 days strike notice provided on July 27, 2005 by USW Local 8782 has been suspended effective September 23, 2005.
      The collective bargaining agreement between USW Local 5220 and AltaSteel expired on July 31, 2004. On October 8, 2004, the unionized employees at AltaSteel voted in favour of authorizing their negotiating committee to call a strike. Under Alberta legislation, 72-hours notice is required before a strike or lockout can be called. To date, no such notice has been given. On September 23, 2005, AltaSteel and USW Local 5220 entered into the Local 5220 MOA but no date has been set at this time for the ratification vote.
      The collective agreement at Stelpipe that was due to expire on September  30, 2004 has been extended to October 31, 2005. Under the terms of a Definitive Agreement between Stelco and Romspen, substantially all the assets of Stelpipe will be sold to Romspen and the closing date for that transaction is scheduled for October 31, 2005. Romspen will become the successor employer under the Ontario Labour Relations Act and will inherit the collective agreement between Stelpipe and Local 523, CAW.
      At Norambar a new USW salaried employees bargaining unit was certified by the Québec Ministry of Labour on March 9, 2005. A contract has not yet been negotiated.
      The Stelwire Parkdale labour contract with the USW Local 5328 expired on July 31, 2005 and operations are continuing.
      The collective bargaining agreement between Stelco and Local 1005 of the USW for the Stelco Hamilton operations will expire July 31, 2006.
      There can be no assurance that labour difficulties at any of Stelco’s business units will not result in a significant loss of production and revenue and have a material adverse effect on the business, financial condition, results of operations of Stelco, or the ability of Stelco to restructure.
Pension Plans
      Provincial pension standards legislation requires that the funded status of registered pension plans be determined periodically on both a going concern basis (i.e., assuming indefinite plan continuation) and a solvency basis (i.e., essentially assuming immediate plan termination).
      Where an actuarial valuation reveals a solvency deficiency, current regulations in Ontario require it to be funded by equal monthly cash payments over a maximum period of five years from the date of valuation.
      The solvency liability is influenced primarily by long-term interest rates on which annuity purchase rates are based. The interest rate used to calculate the benefit obligations for solvency purposes is a prescribed rate derived from the interest rates on long-term Government of Canada bonds. In the current low rate environment, the calculation results in a higher present value of the pension obligations, leading to larger solvency liabilities.
      Future pension contributions would increase in the event of poor pension fund investment returns and/or further declines in the long-term Government of Canada bond rates.
      As of December 31, 2004, the Stelco Main Pension Plans have an aggregate wind up deficiency of $1.291 billion. (The aggregate solvency deficiency under the Stelco Main Pension Plans as at December 31, 2004 is $1.075 billion). For purposes of this Circular, it is estimated that the aggregate wind up deficiency amount has increased to approximately $1.5 billion as of September  30, 2005. See “Purpose of the Plan — Pension Funding”.

      Solvency deficiency payments are not required where the employer has taken the Section 5.1 Election. Stelco operates under the Section 5.1 Election for the Stelco Main Pension Plans, but pursuant to arrangements with the Province, to take effect upon the implementation of the Plan, will cease to operate under the Section 5.1 Election and will commence payments on account of the solvency deficiencies in 2006 aimed at eliminating the solvency deficiencies in the Stelco Main Pension Plans over a 10 year period.
      If the Plan fails to be accepted by the stakeholders and the law is changed to eliminate Stelco’s ability to operate under the Section 5.1 Election, then annual pension funding will increase significantly beyond annual payments required under the arrangements to be incorporated into the Province Pension Agreement. For example, had the Section 5.1 Election not been in effect in 2005 with no other arrangement in place, Stelco’s 2005 contributions to the Stelco Main Pension Plans would have increased more than $348 million over the current level of funding. This level of payment is not sustainable by Stelco and would materially increase the risk of Stelco’s failure in the future.
Costs
      Stelco must continue with its efforts to lower costs in order to ensure its long-term viability. Stelco has identified specific cost reduction initiatives including managed attrition and improvement in maintenance planning which will reduce repairs and maintenance costs, increase throughput as well as reduce electrical and mechanical delays. These cost reduction initiatives, along with Stelco’s strategic capital spending program, are key to achieving long-term viability.
Environmental Compliance and Associated Costs
      The Applicants are subject to complex environmental laws affecting matters such as waste water effluent, air emissions, waste disposal and mine closure and rehabilitation. The Applicants operate in an industry that has incurred and will continue to incur substantial operating and maintenance expenses as a result of environmental requirements. The costs of environmental compliance may place North American steel producers at a competitive disadvantage to foreign steel producers, which may not be subject to environmental requirements as stringent as those in Canada or the United States, as well as to producers of materials that compete with steel, which producers may not be required to bear equivalent costs in producing their products.
      There can be no assurance that environmental requirements will not change in the future, that unanticipated environmental remediation will not be required or that Stelco will not incur significant costs in the future in complying with such requirements. Compliance with these and other increasingly stringent environmental laws and regulations could have a material adverse effect on Stelco’s results of operations and financial condition.
      A portion of the collateral that will secure the New Notes is comprised of real property. Real property pledged as security to a lender may be subject to known and unforeseen environmental risks.
Unplanned Repairs or Equipment Outages
      Stelco is heavily dependant upon the continuous operation of its plants and equipment. There can be no assurance that unplanned down time at any of Stelco’s facilities will not have a material adverse effect on Stelco. Stelco maintains first party property and boiler and machinery breakdown insurance, both of which include business interruption coverage, to address some of these exposures to the extent of the limits of coverage and the terms of the individual insurance contracts.
Technology
      A successful restructuring will ensure that Stelco is able to move ahead with identified strategic capital projects: the completion of the Stelco Lake Erie hot strip mill upgrade; a new pickle line at Stelco Hamilton; and co-generation facilities at both Hamilton and Lake Erie. A significant delay or failure to complete a restructuring could affect the ability of Stelco to move ahead with some of the capital projects.
      Stelco’s Four Point Strategic Plan requires continual improvement in both product and process technologies in order to maintain Stelco’s competitive position in the high value-added automotive market. In particular, failure to meet the automotive industry’s demanding requirements for product quality and service, and failure to provide the new grades of advanced high-strength steels will seriously jeopardize Stelco’s long-term participation in this market. Similarly, the maintenance of competitive cost structure will require the ongoing selective implementation of new process technologies throughout the Core Business processes. There is no assurance that Stelco will be able to improve its product and process technologies in accordance with its strategic plan or that the improvements, once implemented, will meet the automotive market’s quality and service requirements.
Enterprise Resource Planning System (“ERP”)
      Implementation of the first phase of the order flow ERP system, which will reduce Stelco’s dependence on aging legacy systems, is now planned for the second quarter of 2006. Although the application has been delivered and tested in modules, there is a risk that the integrated testing planned through the end of November may reveal additional development requirements, which could further delay the implementation of the first phase of the Order Flow ERP System. In the meantime, the legacy systems remain available for these applications.
Trade Regulations
      A number of foreign steel producers have been exporting large quantities of steel to North America at depressed prices, impairing the Applicants’ ability to sell their products at favourable prices and, accordingly, its profitability. This steel is often sold at levels that are below cost or below home market price, a practice known as “dumping”. Existing trade laws and regulations in Canada may be inadequate to prevent such trade practices. Some foreign steel producers are owned, controlled or subsidized by foreign governments. Decisions by these foreign producers to continue production at marginal facilities may be influenced to a greater degree by political and economic policy considerations than by prevailing market conditions and may further contribute to excess global capacity. Moreover, trade regulation in other countries, particularly in the United States, could materially adversely affect the Applicants through the imposition of dumping duties which would reduce or effectively eliminate their access to certain steel markets.
Employees
      Approximately 20% of Stelco’s salaried workforce and 45% of the hourly workforce at Stelco Hamilton who participate under one of the two Hamilton defined benefit pension plans are eligible to retire under those plans. A further 35% of both of these groups could retire in the next five years under current eligibility provisions. Stelco is currently recruiting individuals to satisfy its manpower requirements consistent with its succession plans and attrition rates.
      Retention of the skills and knowledge of Stelco’s employees, and the ability to attract and retain new employees where replacement is considered critical, is essential to Stelco’s continued operations.
Currency Fluctuations
      Stelco is a net purchaser of U.S. dollars. Accordingly, any strengthening of the Canadian dollar results in a benefit to Stelco for its net purchases of U.S. funds. However, more than offsetting the above is the negative effect on Stelco’s domestic sales revenue due to the following reasons. Firstly, many of Stelco’s domestic customers export their products into the U.S. Thus, a stronger Canadian dollar causes those customers to be less competitive in the U.S. and the customers resist price increases or request steel price reductions from Stelco. Secondly, U.S. exports of steel into Canada have historically forced domestic steel prices in Canadian dollars downward. Finally, the North American benchmark for spot market prices for certain products, such as hot rolled, are established and determined in U.S. dollars. A strong Canadian dollar results in lower benchmark prices in Canadian dollars. Shifts in currency exchange rates could affect the Applicants’ relative competitive position.
Risk Factors Relating to the Plan and its Implementation
Enterprise Value
      The value of an operating business such as that of Stelco is subject to uncertainties and contingencies that are difficult to predict and will fluctuate with changes in the factors affecting the financial condition and prospects of such a business. As a result, the illustration of recovery is not necessarily indicative of actual outcome or recovery, which may be significantly more or less favourable, and does not necessarily reflect values that could be attainable in public or private markets. The trading price of the New Common Shares may be materially different from the reorganization equity value and is subject to additional uncertainties and contingencies, all of which are difficult to predict.

Sale of Non-Core Assets
      There is no assurance that there will be a definitive purchaser or purchasers for any or all of the Non-Core Assets. In addition, there is no assurance that a prospective purchaser or purchasers can meet all of the required business terms and conditions or that sales of the Non-Core Assets will be completed in a timely manner. Stelco may also be required to assume certain liability costs when negotiating the sale of a Non-Core Asset. Therefore, there is no assurance as to the ultimate net proceeds realized from the divestiture of Non-Core Assets.
Liquidity
      As a condition of each Restructuring Agreement, Stelco is required to have a minimum of $625 million of liquidity on the Plan Implementation Date. A number of factors will influence Stelco’s liquidity at that date including the receipt of proceeds from sales of Non-Core Assets or having alternative financing arrangements in place with respect to certain of the Non-Core Assets, the outcome of forecasted operating cash flows for the balance of the year, and borrowing base limitations on the Plan Implementation Date. There can be no assurance that these or other factors can be met in a timely manner to meet this liquidity requirement.
Pension Plans Funding
      Under the Stelco/Province Restructuring Agreement, Stelco and the Province have agreed upon pension plan funding arrangements for the Stelco Main Pension Plans aimed at substantially reducing or eliminating the existing solvency deficiencies in these plans over a 10 year period. The ability of Stelco to make the annual pension funding payments is subject to certain risks.
Conditions to the Implementation of the Plan
      Implementation of the Plan is subject to various conditions, including the effectiveness of a number of agreements, regulatory approvals and the granting of the Sanction Order, which must be fulfilled prior to implementation and effectiveness of the Plan. As of the date hereof, there can be no assurance that any or all of the conditions of the Plan or in the agreements pertaining to the CCAA Proceedings will be satisfied. Accordingly, there can be no assurance that the Plan will be consummated even if approved at the Meetings. See “Required Approvals” for additional information.
Non-Comparability of Financial Information
      As a result of the implementation of the Plan, Stelco will operate under a new capital structure and will adopt fresh start accounting rules. In accordance with fresh start accounting rules, all of the assets and liabilities of Stelco are being revalued at estimated fair value. Accordingly, Stelco’s financial condition and results of operations after the implementation of the Plan will not be comparable to the financial condition or results of operations reflected in Stelco’s historical financial statements.
Claims Illustration
      There can be no assurance that the illustrations of Proven Claims set forth herein are correct and the actual amount of Proven Claims may differ materially from such illustrations. The illustrative amounts are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize or should the underlying assumptions prove incorrect, the actual amount of Proven Claims may vary from those illustrated herein. If the ultimate amount of Proven Claims differs substantially from our illustrations, this may materially and adversely affect the recoveries of the Affected Creditors.
Operating and Financial Restrictions of the New Credit Facilities and New Platform Trust Indenture
      The New Platform Trust Indenture, the New Credit Facilities and other agreements governing Stelco’s indebtedness are likely to contain provisions that limit its ability to pay dividends or make other restricted payments or investments; incur additional indebtedness; create liens on assets; merge, consolidate, or sell all or substantially all of its assets; and create restrictions on dividends or other payments by restricted subsidiaries. Stelco’s ability to comply with many of these restrictions may be affected by events beyond its control. Stelco may not achieve operating results that will permit it to meet these restrictive covenants or may need to take business actions prohibited by these covenants.

Leverage and Access to Funding
      Substantially all of the Applicants’ assets will be pledged to secure the New Secured Convertible Notes and New Credit Facilities. The covenants contained in these debt instruments may limit the Applicants’ ability to obtain additional financing or make the terms of any financing obtained less favourable. Stelco’s ability to borrow under the New ABL Facility will be based on the total value and quality of its receivables and inventory and subject to compliance with the covenants contained therein.
      Cash flow from operations and amounts available under the New Credit Facilities may be insufficient to permit the Applicants to conduct their businesses in the longer term. Stelco will be relying on internally generated cash flow and its New Credit Facilities to fund its capital expenditure program.
Ability to Realize on Collateral
      The right of the New Trustees under the New Platform Trust Indenture to repossess and dispose of any of the collateral may be significantly limited by applicable Canadian bankruptcy and insolvency laws. Under Canadian bankruptcy and insolvency laws, secured creditors, such as the New Trustees and the holders of New Secured Convertible Notes, may be prohibited from realizing upon collateral held by a debtor in bankruptcy or insolvency proceedings, or from disposing of collateral repossessed from such a debtor, without court approval. Moreover, under applicable Canadian bankruptcy and insolvency laws, a debtor may be permitted to continue to retain and to use pledged assets, including cash collateral, even if the debtor is in default under the applicable debt instruments. Because of the discretionary powers of a court in Canadian bankruptcy and insolvency proceedings, it is impossible to predict any of the following: if payments under the New Notes would be made following commencement of and during bankruptcy or insolvency proceedings; whether or when the New Trustees could realize upon or sell any of the collateral; and whether or to what extent holders of New Notes would be compensated for any delay in payment or loss of value of collateral securing the New Notes.
      The New Secured Convertible Notes will be secured by a second charge on substantially all of the fixed assets of Stelco and a third charge on the inventory and accounts receivable of Stelco. There can be no assurance that the actual proceeds of a realization would fully compensate for the principal amount of the indebtedness.
Risk Factors Relating to the Non-Implementation of the Plan
Failure to Implement the Plan
      If a Plan is not implemented, an insolvency proceeding involving the realization of the assets of the Applicants with a view of recovering the amounts owing to the Creditors including the secured Creditors, the Affected Creditors and any other amounts owed that have not been defined as such (including Unaffected Claims and Post-Filing Claims) will likely result in realization proceedings and substantially delay any recovery by Affected Creditors. Based on the realization analysis prepared by the Monitor the recovery for Affected Creditors would be between 17% and 33%. This is significantly less than the illustrative recovery under the Plan. See “Treatment of Stakeholders — Affected Creditors”.
Risk Factors Relating to the Issuance of New Securities
Lack of Established Market for Plan Securities
      There is not currently a public market for the New Notes, New Common Shares or New Rights issuable under the Plan and there can be no assurance that a public market for such securities will develop after the Plan Implementation Date. Holders of the Plan securities may liquidate their investment rather than hold such securities on a long-term basis. Accordingly, the market, if any, for the Plan securities may be volatile, at least for an initial period, and may be depressed for a period of time until the market has time to absorb these sales and to observe the performance of Stelco. Furthermore, if New Common Shares are issued pursuant to the terms of certain Plan securities, the holders of New Common Shares will incur dilution.
      In addition, although the Plan was prepared based upon an implied reorganization value range, such valuation was not and should not be construed as an estimate of the price at which the Plan securities may trade in the market, if at all, and the Applicants have not attempted to make any such estimate in connection with the development of the Plan. No assurance can be given as to the market price of the New Notes, New Common Shares or New Rights after the Plan Implementation Date.

STELCO
STELCO BEFORE PLAN IMPLEMENTATION
      Stelco is a corporation governed by the CBCA. The other Applicants are considered to be Non-Core Assets of Stelco and negotiations are ongoing for their sale. Stelco is a large, diversified steel producer. See “Events Prior to Filing Date”.
Share Capital
      The authorized share capital of Stelco consists of an unlimited number of Common Shares, issuable in series, and an unlimited number of Preferred Shares, issuable in series. There are a total of approximately 102,294,197 Series A Convertible Common Shares and Series B Convertible Common Shares (the “Existing Common Shares”) and no Preferred Shares outstanding.
      The holders of Existing Common Shares are entitled to receive dividends if, and when declared by the Board, subject to the prior rights and any preference of the Preferred Shares, if any, and, in the event of liquidation, dissolution or winding-up of Stelco, after payment of all outstanding debts and subject to the prior rights of Preferred Shares, if any, are entitled to receive the remaining property and assets of Stelco on a pro rata basis. The Existing Common Shares are convertible into one another on a share-for-share basis and rank equally in all respects except that the dividends on the Series B Convertible Common Shares may be paid by way of a stock dividend in Series B Convertible Common Shares in accordance with the conditions attaching to such shares, and dividends on the Series A Convertible Common Shares are normally payable in cash. The holders of Existing Common Shares are entitled to one vote per share at all meetings of shareholders except at meetings at which, or with respect to matters on which, only the holders of Preferred Shares or one or more series of Preferred Shares are entitled to vote separately, as a class.
      On February 1, 2001, Stelco announced the suspension of the quarterly dividend effective on the May 1, 2001 payment date.
Shareholder Rights Plan
      A shareholder rights plan (the “Shareholder Rights Plan”) was adopted on December 24, 1998, to give the Board and the shareholders sufficient time to consider the terms of a takeover bid and allow more time for the Board to pursue, if appropriate, other alternatives to maximize shareholder value.
      Under the Shareholder Rights Plan, each shareholder is issued one Common Share purchase right (a “Shareholder Right”) for each Existing Common Share and each holder of a Subordinated 2007 Bond receives one Bond right (“Bond Right”). The Shareholder Rights and Bond Rights become exercisable at the earlier of (a) the date of acknowledgment that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 20% or more of Stelco’s outstanding voting shares, subject to certain exceptions; (b) the date of the commencement of or first public announcement of the intent of any person to commence a takeover bid; (c) the date on which a “Permitted Bid” ceases to qualify as such or such later time as may be determined by the Board. Should a person become an Acquiring Person (a “Flip-in Event”), each Shareholder Right entitles the registered holder thereof, other than the Acquiring Person and related persons, to purchase from Stelco one Existing Common Share at a price equal to 50% of the market price per Common Share determined at that time, subject to adjustment, and each Bond Right entitles the registered holder thereof to one Shareholder Right for each Existing Common Share into which the Subordinated 2007 Bond may then be converted.
      A Permitted Bid is a takeover bid made to all holders of Existing Common Shares and that is open for acceptance for not less than 60 days. A Permitted Bid represents a means by which a person may acquire shares not in contravention of the intent of the Shareholder Rights Plan.
      Other than as described above, the Shareholder Rights are not exercisable and cannot be transferred apart from the Existing Common Shares and the Bond Rights are not exercisable and cannot be transferred apart from the Subordinated 2007 Bonds. The holder of a Shareholder Right or Bond Right, as such, has no rights as a shareholder of Stelco including, without limitation, the right to vote or to receive dividends. At any time prior to a Flip-in Event, the Board may redeem the Shareholder Rights or Bond Rights in whole (but not in part) at a redemption price of $0.001 per Shareholder Right (subject to adjustment in certain events) and subject to shareholder approval.

Bonds
      The outstanding Bonds are:

•	Senior 2006 Bonds in the aggregate principal amount of $150 million and bearing interest at 8%;

•	Senior 2009 Bonds in the aggregate principal amount of $125 million and bearing interest at 10.4%; and

•	Subordinated 2007 Bonds in the aggregate principal amount of $90 million and bearing interest at 9.5%.
      All the Bonds are unsecured. Payment of interest on the Bonds was stayed under the Initial Order.
Documents Incorporated by Reference
      The following documents of Stelco, filed with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference and form an integral part of this Circular:

•	Annual Information Form dated April 11, 2005;

•	Management’s Discussion and Analysis contained on pages 10 to 45 of the 2004 Annual Report of Stelco;

•	Consolidated Financial Statements for the periods ended December 31, 2004 and December 31, 2003 and the notes thereon contained on pages 46 to 85 of the 2004 Annual Report of Stelco;

•	Material Change Report filed March 30, 2005 relating to the filing of its annual financial statements and AIF;

•	Consolidated Interim Financial Statements (unaudited) for the three month periods ended March 31, 2005 and March 31, 2004 and the six month periods ended June 30, 2005 and June 30, 2004, respectively; and

•	Management’s Discussion and Analysis contained on pages 1 to 18 of the Stelco Quarter 1, 2005 Report to Shareholders and pages 1 to 19 of the Stelco Quarter 2, 2005 Report to Shareholders, respectively.
      Any comparative interim consolidated financial statements, comparative annual consolidated financial statements, material change reports (excluding confidential reports) or information circulars which are subsequently filed by Stelco with the various securities commissions or similar authorities in Canada after the date of this Circular and prior to the date of the Meeting will be deemed to be incorporated by reference into this Circular. Copies of each of the documents incorporated by reference into this Circular may be obtained at no charge by contacting the Corporate Secretary of Stelco, 368 Wilcox Street, Hamilton, Ontario L8L 8K5 (telephone 905-528-2511 or on Stelco’s website at www.stelco.ca.
      Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material facto or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not constitute a part of this Circular, except as so modified or superseded.

STELCO AFTER PLAN IMPLEMENTATION
      The implementation of the Plan and the sale of the Non-Core Assets will restructure Stelco as contemplated by the Four Point Strategy adopted by Stelco in July 2004 to achieve a more stable revenue stream and competitive cost structure.
Share Capital
      After the Reorganization, the authorized capital of Stelco will consist of an unlimited number of Preferred Shares issuable in series, an unlimited number of New Redeemable Shares and an unlimited number of Common Shares, of which about 1.1 million Common Shares (the “New Common Shares”) will be outstanding immediately after the Distribution Record Date. The rights, privileges, restrictions and conditions attaching to the Preferred Shares, New Redeemable Shares and New Common Shares are set out in Schedule A to the Plan.
      Upon the exercise of the New Province Warrants approximately 4 million New Common Shares will be issued.
      The Shareholder Rights Plan will apply to the New Common Shares, New Rights and New Notes.
Summary of Fully-Diluted New Common Shares

	Fully Diluted Shares

	(million)%

Affected Creditors
New Secured Convertible Notes	16.7	33.5%
New Secured Convertible Notes via New Rights	6.5	13.1%
New Convertible 5% Notes	18.6	37.3%
New Common Shares	1.1	2.2%
Tricap
New Secured Convertible Notes via New Rights	2.2	4.4%
Commitment Fees paid in kind — New Secured Convertible Notes	0.8	1.6%
Province of Ontario
New Province Warrants	4.0	8.0%

Total Fully Diluted Shares	49.8	100.0%

(1)	Summary of fully diluted shares outstanding assuming New Rights are fully exercised by holders as allocated under the Plan.
New Notes
      Under the Plan, Stelco will issue:

•	the New Secured Convertible Notes;

•	the New Convertible 5% Notes;

•	the New Rights; and

•	the New Province Note.
      See “Securities Issuable under the Plan”.

Capitalization
      The following table summarizes the potential capital structure, assuming full dilution, based on the post implementation transactions mentioned in “Selected Financial Information — Post Implementation”.

		Potential
	Pro Forma	Fully Diluted
	Balance	Shares	% Outstanding

	(millions)
Equity
New Common Shares (Note 3)	$11	1.1	2.2%

Equity based instruments
New Secured Convertible Notes *	236	17.4	35.0%
New Convertible 5% Notes (Note 3)	186	18.6	37.3%
New Rights Offering (Notes 3 and 4)	17	8.7	17.5%
New Province Warrants (Note 9)	11	4.0	8.0%

Total equity based instruments	450	49.8	100.0%

Debt based instruments
New ABL (net of cash) (Pro Forma)	256
New Province Note (Note 8)	89
Non-Applicant Debt **	60

Total debt based instruments	405

Total Capitalization	$866

      Note references are to the Notes to the Unaudited Consolidated Pro Forma Statement of Financial Position.

*	consists of $225 million of New Secured Convertible Notes (Note 3) and $11 million of fees likely to be paid in New Secured Convertible Notes (Note 5).

**	consists of long-term debt due within one year – old ($34 million) and long-term debt – old ($26 million) as disclosed on the Pro Forma Statement. These obligations are related to non-Applicant subsidiaries of Stelco.
Earnings Coverage Ratios
      Earnings coverage ratios have been included in accordance with prospectus level disclosure in the Circular. Actual earnings coverage ratios may differ materially from those presented below. Accordingly, the reader should be cautioned as to the degree of reliance placed upon this information.
      The following consolidated pro forma earnings coverage ratios have been calculated for the twelve-month periods ended June 30, 2005 and December 31, 2004. Stelco’s pro forma long-term interest requirements shown are after giving effect to the issuance of the New Secured Convertible Notes (including exercise of the Rights and payment of the commitment fees to the Financing Provider), the New Convertible 5% Notes and the New Province Note (assuming that such notes were outstanding for such twelve-month periods). Stelco’s consolidated net earnings from continuing operations before interest expense on long-term debt and income taxes assuming a debt/equity split(2) for the twelve months ended June 30, 2005 and for the twelve months ended December 31, 2004 was $250 million and $128 million respectively, which is 4.7 times and 2.4 times Stelco’s pro-forma long-term interest requirements and assuming debt only(3) is 3.2 times and 1.6 times Stelco’s pro-forma long-term interest requirements respectively for such periods.

	Twelve-month period ended

	June 30, 2005	December 31, 2004

	($ in millions, unless indicated with *)
Debt/Equity Split(2)
EBIT(1) from continuing operations	$250	$128
Pro-forma long-term interest requirements	$53	$53
Pro-forma interest coverage *	4.7 times	2.4 times

	Twelve-month period ended

	June 30, 2005	December 31, 2004

	($ in millions, unless indicated with *)
Debt only(3)
EBIT(1) from continuing operations	$250	$128
Pro-forma long-term interest requirements	$78	$78
Pro-forma interest coverage *	3.2 times	1.6 times

(1)	Earnings before long-term interest and taxes, restated to reflect Camrose Pipe in discontinued operations.

(2)	Based on debt/equity presentation in accordance with GAAP.

(3)	Based on securities accounted for as debt.
     The information presented herein for the twelve-month period ended June 30, 2005 is based on unaudited financial information. Earnings coverage ratio is not a recognized measure under GAAP. The earnings from continuing operations before interest expense on long-term debt and income taxes assume that there are no additional earnings derived from the net proceeds of the New Notes or the New Province Note. In addition, the earnings from continuing operations before interest expense on long-term debt and income taxes do not reflect:

•	incremental amortization related to future critical capital expenditures,

•	anticipated operating benefits related to the future critical capital expenditures,

•	the impact of the comprehensive revaluation of the consolidated assets and liabilities (fresh start adjustments),

•	the impact of the pension funding agreement on future pension expense,

•	the exclusion of earnings(losses) related to the non-core businesses sold or anticipated to be sold under the Plan,

•	the conversion of any of the New Notes into New Common Stock, and

•	the potential forgiveness provision of the New Province Note.
      Accordingly, the earnings from continuing operations before interest expense on long-term debt and income taxes referred to above do not purport to represent what the actual earnings from continuing operations before interest expense on long-term debt and income taxes will be upon emergence from CCAA proceedings. Therefore, actual earnings coverage ratios could differ materially from those presented above.
Governance
      Following the Plan Implementation Date it is expected that the Board will consist of nine Directors. The new Board will be named on the date the Sanction Order is granted.
Outlook
      Stelco will benefit from a new cost structure resulting from managed attrition, implementation of critical capital expenditures and an improvement in maintenance planning over the course of 2005 through 2008. This should improve the competitive position of the Corporation.
      The integrated steel business shipped 3.9 million tons in 2004 and is projected to ship 3.6 million tons in 2005 due to softer market conditions. Shipping capacity is forecast at 4 million tons in 2006 and 4.1 million tons in 2007 and thereafter. This does not include a potential 5% increase in shipping capacity through the improvements in maintenance planning. Markets and steel demand continues to be volatile.
      As Stelco publicly disclosed on June 1, 2005, due to the continued uncertainty around spot market pricing, market demand, shipment levels and input costs, Stelco does not believe that it can reasonably provide specific guidance on 2005 operating earnings at this time.
      The foregoing discussion includes forward-looking statements that involve material risks and uncertainties, as described in the “Risk Factors” section. Stelco’s actual results may vary materially from the outlook described herein. Stelco is not obligated to distribute an updated or revised outlook for 2005 or future years.

Selected Financial Information
Unaudited Pro Forma Consolidated Statement of Financial Position (June 30, 2005)
      The accompanying unaudited pro forma consolidated statement of financial position (“Pro Forma Statement”) has been prepared for the purposes of inclusion in the Circular dated October 5, 2005 of Stelco with respect to a proposed Plan under the CCAA and the CBCA.
Basis of Presentation
      The Pro Forma Statement is intended to reflect what the financial position of Stelco would have been had the Plan been implemented on June 30, 2005 and is based on currently available information and on what management believes are reasonable assumptions based on the Plan. The Pro Forma Statement is based on the unaudited consolidated financial position of Stelco as at June 30, 2005, giving effect to the Plan, the sale of Non-Core Assets, the contemplated equity and other financing transactions to implement the Plan, and the updating of pension, employee future benefits and asset retirement obligations for certain changes in assumptions. This Pro Forma Statement is based on preliminary estimates of fair values ascribed to the aforementioned liabilities based on the guidance provided in the Canadian Institute of Chartered Accountants Handbook Section 1581 — Business Combinations and underlying assumptions with respect to enterprise value. These fair value estimates are subject to change upon application of fresh start accounting (see below) on the Plan Implementation Date. At this time Stelco has not attempted to fair value any other assets or liabilities of Stelco with the difference included as “reorganization value in excess of identifiable assets”. The Pro Forma Statement is not in accordance with Canadian GAAP as, among other adjustments, it incorporates future events, such as the sale of Non-Core Assets for which there are no firm purchase commitments, and there has been no attempt to allocate the “reorganization value in excess of identifiable assets” to specific assets and liabilities. There have been no provisions made in this statement for operating results, restructuring costs or financial expenses (other than estimated financing fees and expenses in connection with the re-capitalization of the existing debt and equity and successful implementation of the restructuring) subsequent to June 30, 2005.
      As a result of the expected substantial realignment of equity and non-equity interests upon emergence from the CCAA Proceedings, Stelco will be required under Canadian GAAP to perform a comprehensive revaluation of assets and liabilities (Canadian Institute of Chartered Accountants Handbook Section 1625 — Comprehensive Revaluation of Assets and Liabilities — “CICA 1625”). The process of undertaking such a comprehensive revaluation is commonly referred to as “fresh start accounting” (see Fresh Start Adjustments in the Notes to the Pro Forma Statement).
      The following Pro Forma Statement of Stelco should be read in conjunction with Stelco’s audited 2004 consolidated financial statements and accompanying notes as well as the consolidated unaudited financial results for the six month period ended June 30, 2005 and other assumptions included in the notes to the Pro Forma Statement.
      The Plan is subject to amendment and approval. The issuance and conversion of certain debt instruments and other transactions contain conditions in addition to the approval of the Plan. If the Plan is approved and all the various conditions required to implement the other agreements are met, the events and transactions will be accounted for on the basis of events and circumstances at the Effective Date of the Plan. However, some assumptions may not materialize and events and circumstances occurring subsequent to the date on which this Pro Forma Statement has been prepared may be materially different from those assumed or anticipated, and thus may materially affect amounts disclosed in this Pro Forma Statement. In addition, the allocation of reorganization value in excess of identifiable assets to assets and liabilities for the purpose of fresh start accounting will be based on the results of a valuation process. Accordingly, actual results may differ materially from those presented in this forward-looking statement. This Pro Forma Statement does not purport to represent what Stelco’s actual financial position will be upon emergence from the CCAA Proceedings or represent what the fair value of Stelco’s assets and liabilities will be at the actual Plan Implementation Date.

Pro Forma Statement
Stelco Inc.
Unaudited Pro Forma Consolidated Statement of Financial Position
June 30, 2005
($ millions)

		Pro Forma Adjustments
											Pro Forma
											Statement of
			Plan of Arrangement								Financial
			and Reorganization								Position
	June 30,	Sale of							Fresh Start		June 30,
	2005	Non-Core Assets	Creditors		Shareholders		Pensions		Adjustments		2005

	(unaudited)	(Note 1)									(unaudited)
Cash and cash equivalents	$12	110	(25	)(a)	—		(82	) (10)	—		$15
Restricted cash	14	(14)	—		—		—		—		—
Accounts receivable	504	(121)	—		—		—		—		383
Inventories	889	(179)	—		—		—		—		710
Prepaid expenses	45	(6)	—		—		—		—		39
Future income taxes	16	36	—		—		—		—		52

Current assets	1,480	(174)	(25)		—		(82)		—		1,199

Bank and other short-term indebtedness	91	(38)	—		—		218	(10)	—		271
Accounts payable and accrued	276	(66)	(3	)(2)	—		—		—		207
Employee future benefits	62	(3)	—		—		—		—		59
Income and other taxes	29	—	—		—		—		—		29
Long-term debt due within one year — Old	44	(4)	(6	)(2)	—		—		—		34
Future income taxes	—	—	—		—		—		—		—

Current liabilities	502	(111)	(9)		—		218		—		600

Working capital	978	(63)	(16)		—		(300)		—		599

Property, plant, equipment, and intangibles	1,071	(104)	—		—		—		—		967
Reorg. value in excess of identifiable assets	—	—	—		—		—		781	(11)	781
Deferred pension cost	175	(68)	—		—		400	(10)	(507	)(12)	—
Deferred debt expense	—	—	20	(5)	—		—		—		20
Other	22	—	—		—		—		—		22
Future income taxes	7	(6)	—		—		—		—	(13)	1

Other assets	1,275	(178)	20		—		400		274		1,791

Total investment	2,253	(241)	4		—		100		274		2,390

Employee future benefits — non current	929	(116)	—		—		—		412	(12)	1,225
Pension liability	—	—	—		—		—		435	(12)	435
Long-term debt — Old	40	(14)	—		—		—		—		26
Long-term debt — New Secured Convertible Notes	—	—	178	(b)	—		—		—		178
Long-term debt — New Province Note	—	—	—		—		89	(8)	—		89
Long-term debt — New Convertible 5% Notes	—	—	48	(3)	—		—		—		48
Long-term debt — New Rights Offering	—	—	17	(c)	—		—		—		17
Future income taxes	148	(8)	—		—		—		—		140
Asset retirement obligations	14	—	—		—		—		—		14

Other liabilities	1,131	(138)	243		—		89		847		2,172

Liabilities subject to compromise	601	(2)	(599	)(e)	—		—		—		—

Shareholders’ equity	521	(101)	360		—		11		(573)		218

Conversion option — Subordinated 2007 Bond	23	—	(23	)(3)	—		—		—		—
Conversion option — New Secured Convertible Notes	—	—	58	(d)	—		—		—		58
Capital stock — Existing Common Shares	781	—	—		(781	)(7)	—		—		—
Capital stock — New Common Shares	—	—	11	(3)	—		—		—		11
New Convertible 5% Notes	—	—	138	(3)	—		—		—		138
Province Warrants	—	—	—		—		11	(9)	—		11
Retained earnings (deficit)	(299)	(101)	176	(6)	781	(7)	—		(557	)(14)	—
Contributed surplus	16	—	—		—		—		(16	)(14)	—

Shareholders’ equity	$521	(101)	360		—		11		(573)		$218

      All numeric references in the above Pro Forma Statement refer to the Notes attached thereto.

(a)	Comprised of Secured Claims of $5 million (Note 2) plus financing and other fees estimated to be $20 million (Note 5).

(b)	Comprised of New Secured Convertible Notes issued to Affected Creditors and reflected as long-term debt of $170 million (Note 3) plus the portion of financing fees likely to be paid in New Secured Convertible Notes and reflected as debt of $8 million (Note 5).

(c)	Comprised of the estimated fair value of the New Rights Offering issued to Affected Creditors of $13 million (Note 3) plus the estimated fair value of the rights related to the Standby Agreement of $4 million (Note 4).

(d)	Comprised of the estimated fair value of the conversion option of the New Secured Convertible Notes issued to the Affected Creditors of $55 million (Note 3) plus the assigned value of the conversion option of $3 million related to the financing fees likely to be paid by issuing New Secured Convertible Notes (Note 5).

(e)	Comprised of Claims adjustments of $52 million (Note 2) and the estimated impact on the liabilities subject to compromise of $547 million (Note 2).
      The Pro Forma Statement should be read in conjunction with the assumptions, qualifications, and explanations contained in the Basis of Presentation and the Notes to the Pro Forma Statement.

Notes to the Unaudited Consolidated Pro Forma Statement of Financial Position
Sale of Non-Core Assets

(1)	The sales of the remaining Non-Core Assets (Mini-mill Segment — AltaSteel and Norambar; Manufactured Products Segment — Stelpipe, Stelfil, and Stelwire) are assumed to be completed prior to the Plan Implementation Date, resulting in the reduction of consolidated assets and liabilities and inclusion of anticipated cash proceeds. The following table outlines the assets and liabilities to be disposed of or assumed through the sale of the Non-Core Assets:
Sale of Non-Core Assets
As at June 30, 2005
($ millions)

	Mini-mill	Manufactured	Less: assets/	Total Assets/
	Segment	Products Segment	liabilities retained(b)	Liabilities sold

Proceeds(a,f)				$105

Cash and cash equivalents	$7	5	(3)	(9)
Accounts receivable	71	56	(6)	(121)
Inventories	72	107	—	(179)
Prepaid expenses	4	2	—	(6)
Future income taxes	(1)	1		—

Current assets	153	171	(9)	(315)

Bank and other short-term indebtedness	30	8	—	(38)
Accounts payable and accrued	38	36	(8)	(66)
Employee future benefits	1	4	(2)	(3)
Long-term debt due within one year — Old	4	—	—	(4)

Current liabilities	73	48	(10)	(111)

Working capital	80	123	1	(204)

Property, plant, and equipment	96	8	—	(104)
Deferred pension cost	9	65	(6)	(68)
Future income taxes	12	2		(14)

Other assets	117	75	(6)	(186)

Employee future benefits — non-current	51	87	(22)	(116)
Long-term debt	14	—	—	(14)
Future income taxes	8	—	—	(8)

Other liabilities	73	87	(22)	(138)

Liabilities subject to compromise	—	2	—	(2)

Less: Investment in Non-Core Assets	$124	109	(17)	(250)

Loss on sale of Non-Core Assets				(145)
Realization of related future tax assets
— current				36	(d)
— non-current				8	(d)

Net Loss on sale of Non-Core Assets				$(101	)(e)

Total proceeds from sale of Non-Core Assets
Restricted cash(c)			$14
Anticipated proceeds assumed to be realized from sales prior to plan implementation(f)		105
Less: cash and cash equivalents remaining with Non-Core Assets sold		(9)	96

Total estimated cash available on Plan Implementation Date			$110 *

*	does not include net proceeds of $20 million from the sale of Camrose Pipe as this transactions was already recorded in the Second Quarter 2005.

(a)	Proceeds from the sale of the remaining Non-Core Assets, with the exception of Stelpipe, are assumed to be from share sales, with the purchasers assuming all assets and liabilities of these incorporated subsidiaries.

(b)	Certain assets and liabilities of Stelpipe that are not disposed of through the sales process will remain with Stelco.

(c)	Proceeds from previous non-core asset sales held in trust are assumed to be released to general cash.

(d)	Upon the windup of Stelpipe, Welland Pipe, and CHT, Stelco expects to realize future tax assets of approximately $44 million related to operating loss carry-forwards of these Non-Core Assets. Of these operating loss carry forwards, $36 million are expected to be used within one year and accordingly has been reflected as a current asset on the Pro Forma Statement.

(e)	The net loss on the sale of Non-Core Assets has been included in retained deficit.

(f)	There is a risk that the sales of the above noted Non-Core Assets may not close prior to the Plan Implementation Date, may not close at all, or close on different terms than the assumptions noted above. As a result:

(i)	actual proceeds of sales and the resulting net loss may be materially different from those noted above, and

(ii)	for those Non-Core Assets not sold prior to the Plan Implementation Date, further fresh start adjustments would be required.

For additional information regarding risks associated with the sales of Non-Core Assets, see Risk Factors Relating to Stelco’s Business — Sale of Non-Core Assets earlier in this Circular.
Plan of Arrangement and Reorganization
Creditors

(2)	The following table outlines the estimated impact on liabilities subject to compromise as a result of the implementation of the Plan:
Liabilities subject to compromise

	June 30, 2005
				Claims
	Principal	Accrued Interest	Total	Adjustments(a)	Total

Existing debentures
Senior 2009 Bond	$125	20	145	(17)	$128
Senior 2006 Bond	150	23	173	(18)	155
Subordinated 2007 Bond	90	16	106	(12)	94

Total	365	59	424	(47)	377
Trade and other creditors	170	7	177	(5)	172

Total unsecured claims	535	66	601	(52)	549
Less: Claims assumed by purchaser of Non-Core Assets	(2)	—	(2)	—	(2)

Total Claims	$533	66	599	(52)	547

Distribution:
New debt instruments (Note 3)
New Secured Convertible Notes (9.5% Notes)					225
Less: amount allocated to conversion option (below)					(55)
New Convertible 5% Notes					48
New Rights Offering					13

Total new long-term debt					231

New equity instruments (Note 3)
New Common Shares					11
New Convertible 5% Notes					138
Plus: conversion option (above)					55

Total new equity					204

Total financial instruments issued to satisfy General Unsecured Claims					435

Excess of Claims over distributions					$112

The total value of Claims filed by Creditors (see Background to the Plan — Status of Claims Process) exceeds the amount of liabilities subject to compromise that has been recorded by the Applicants. The difference is being resolved pursuant to the procedures set out in the Claims Procedure Order. While the Applicants have made significant progress to date, it is expected that this process will continue and adjustments will be made to the value of Proven Claims and the recorded liabilities subject to compromise. It is not possible to determine the value of Claims that will ultimately become Proven Claims. Any adjustment to Proven Claims would be reflected in this Pro Forma Statement as an adjustment to liabilities subject to compromise and retained deficit, therefore this Pro Forma Statement does not purport to reflect the final expected recoveries on the final Proven Claims amount.

(a)	The following adjustments have been made to liabilities subject to compromise to reflect the estimated Proven Claims:

	($ millions)
Existing debentures
— Post-filing interest (see i)		$(47)
Trade and other creditors
— Post-filing interest (see i)	(7)
— Affected Claim relating to a wholly owned subsidiary (see ii)	9
— Secured Claims (see iii)	(5)
— Other adjustments (see iv)	(2)	(5)

Total claims adjustments		$(52)

(i)	Pursuant to the provisions of the Claims Procedure Order, post-filing interest on Affected Claims is not an allowable Claim.

(ii)	Represents a Claim filed against Stelco relating to a non-Applicant subsidiary company in the amount of approximately $29 million ($26 million principal and $3 million accrued interest and costs). The subsidiary company’s assets pledged as security for the debt were sold for net proceeds of approximately $20 million. The net liability of approximately $9 million (consisting of $6 million of principal and $3 million of accrued interest and costs) has been reclassified as a liability subject to compromise.

(iii)	Represents estimated Secured Claims considered to be Unaffected Claims that will be paid in cash on Plan Implementation.

(iv)	Represents adjustments to actual Proven Claims that were previously estimated.

(3)	The Senior 2009 Bond, Senior 2006 Bond, Subordinated 2007 Bond, and the General Unsecured Creditors will receive a pro-rata share of the following instruments:

•	$225 million of New Secured Convertible Notes due ten years after the Plan Implementation Date at an interest rate of 9.5%,

•	$300 million of New Convertible 5% Notes due five years after the Plan Implementation Date,

•	$75 million of New Rights Offering to purchase $88 million of New Secured Convertible Notes (assuming par value), and

•	$11 million of New Common Shares (1.1 million shares).

The $23 million convertible debenture conversion option relating to the existing Subordinated 2007 Bond was charged to retained deficit.

The following outline summarizes a number of the key features related to the securities associated with the Plan. For further information relating to these securities see Securities Issuable under the Plan earlier in this Circular.
            New Secured Convertible Notes

The notes are non-callable for five years, callable at par if the share price exceeds 125% of the conversion price of $13.50 for 20 trading days in years six and seven and callable at par thereafter. The holder has the option to convert the note at $13.50 per New Common Share at any time after the Plan Implementation Date. Upon maturity, Stelco may elect to repay the principal amount of these notes in New Common Shares at a 10% discount to the 20 day volume weighted average trading price (“VWAP”). Interest is payable quarterly in either cash or New Common Shares at a 10% discount to the 20 day VWAP, at Stelco’s option.

The estimated value of the holders’ conversion option of the New Secured Convertible Notes ($55 million) has been classified as equity, with the balance ($170 million) reflected as long-term debt, which will accrete to the face value of $225 million over the term of the security. The implied effective interest rate through accretion is 14.2%.
            New Convertible 5% Notes

Stelco will have the right to convert these notes into New Common Shares contingent upon the earlier of (a) the first date that both New Collective Bargaining Agreements are in effect; and (b) the date that the 20 day VWAP of the New Common Shares is at least $15. The notes are convertible into 61.868 New Common Shares for each $1,000 principal amount of the 5% Notes. The holder has the option to convert the notes at any time at the same ratio. The fair value of the principal component of the notes ($138 million) has been classified as a component of shareholders’ equity on the Pro Forma Statement as the notes are convertible into a fixed number of New Common Shares throughout the term. The holders conversion option has been ascribed a fair value of nil.

Interest is payable semi-annually. The fair value of the interest component ($48 million) has been presented as debt, as it can be paid in cash or New Convertible 5% Notes at Stelco’s option, and will accrete to the value of the interest payable over its term ($75 million). The implied effective interest rate through accretion is 16.8%.

            New Rights Offering

The Plan contemplates a $75 million rights offering to Affected Creditors for the purchase of New Secured Convertible Notes, which is expected to be exercised after the Plan Implementation Date. The Rights will be exercisable during a 30 day period after 60 trading days from the Plan Implementation Date at the New Right Subscription Price (85% of VWAP of the New Secured Convertible Notes). The estimated fair value of these rights ($13 million) has been reflected in the Pro Forma Statement as a component of long-term debt.
Standby Agreement

(4)	Pursuant to the Standby Agreement, Tricap has an option to exercise $25 million of New Rights to purchase $29 million of New Secured Convertible Notes (assuming par value) on terms substantially similar to those of the New Rights Offering, which is expected to be exercised after the Plan Implementation Date. The estimated fair value of the rights ($4 million) has been treated in the same manner as the New Rights Offering described in Note 3. In the event the Affected Creditors do not fully exercise their rights (See New Rights Offering above) under the New Rights Offering, Tricap has agreed to purchase all of the New Secured Convertible Notes not otherwise purchased at the New Rights Subscription Price.
Financing and other exit costs

(5)	Estimated costs of $35 million for financing fees and other costs in connection with the re-capitalization of the debt and equity and successful implementation of the restructuring are included in the Pro Forma Statement either as a deferred charge relating to the New ABL Facility, the Revolving Term Loan, and the Standby Agreement ($20 million) to be amortized over the term of the respective facilities or as a charge to equity ($15 million) and reflected in retained deficit. Of the total fees ($35 million), approximately $20 million will be paid in cash, $4 million will be settled by issuing Rights (see Note 4), and $11 million will likely be paid in kind by issuing New Secured Convertible Notes. These notes have been allocated in the same manner as described in Note 3 with $3 million assigned to the holders’ conversion option related to the notes and the remaining $8 million presented as debt.
Retained deficit adjustment

(6)	The net decrease to retained deficit of $176 million is comprised of:

Compromise of Affected Creditors (Note 2)	$112
Reversal of post-filing interest (Note 2)	54
Write-off of the conversion option (Note 3)	23
Costs associated with successful implementation (Note 5)	(15)
Other	2

Total	$176

Shareholders

(7)	The currently estimated 102,249,197 outstanding Existing Common Shares ($781 million) are each exchanged for 0.000001 of a New Redeemable Share, which will be redeemed for nil consideration.
Pensions

(8)	New Province Note — In accordance with the Province Pension Agreement, the Ontario Government has agreed to provide Stelco with a note in the amount of $100 million to assist with the funding of the Stelco Main Pension

Plans’ solvency deficiency. In exchange Stelco will provide the Province with the New Province Note and the New Province Warrants. The New Province Note will become repayable on December 31, 2015 and can be repaid in cash or New Common Shares, subject to a 75% discount in the repayable amount if the solvency deficiencies in the Stelco Main Pension Plans are eliminated on or before that date. The value assigned to the New Province Note ($89 million) reflects its face value, as required by CICA Handbook section 3800 — Accounting for Government Assistance, less the fair value of the New Province Warrants (see Note 9). The forgivable portion of this note will be accounted for when there is reasonable assurance that Stelco will eliminate the solvency deficiencies of the Stelco Main Pension Plans.

(9)	New Province Warrants — As partial consideration for the New Province Note, Stelco will issue 4 million New Province Warrants to the Province. Each New Province Warrant entitles the holder to purchase one New Common Share at an exercise price equal to a 100% premium to the VWAP of the New Common Shares for 30 consecutive trading days commencing on the 30th trading day following the Plan Implementation Date. These warrants are exercisable any time after the 60th trading day following the Plan Implementation date but before their maturity seven years from the Plan Implementation Date. The fair value of the warrants ($11 million) is presented as a component of shareholders’ equity on the Pro Forma Statement.

(10)	Cash Contribution — Stelco’s liability relating to Stelco Main Pension Plans will be reduced by $400 million to reflect the cash contribution to be made in accordance with the Province Pension Agreement between Stelco and the Province of Ontario. As a part of this agreement minimum annual contributions of $60 million during 2006 – 2010 and $70 million during 2011 – 2015 will replace the normal funding requirements under the PBA. Beginning in 2016, funding will be in accordance with the PBA. For additional information see Treatment of Stakeholders — Funding of Stelco Main Pension Plans earlier in this Circular or Schedule F of the Plan.

Funding of the $400 million contribution consists of $100 million of proceeds from the New Province Note, $218 million from bank and other short-term indebtedness, and $82 million from cash and cash equivalents (to maintain a $15 million cash balance).
Fresh Start Adjustments

(11)	Under fresh start accounting, Stelco will be required to revalue all identifiable assets and liabilities to fair value. This revaluation may result in either an excess or deficiency of the fair value of assets net of liabilities.

For the purposes of this Pro Forma Statement, other than pensions, other post-employment benefits, and asset retirement obligations, the fair value of the assets and remaining liabilities have not been estimated and accordingly, these assets and liabilities are shown at their historical cost in the above Pro Forma Statement. The fair value estimates used in this Pro Forma Statement are subject to change upon application of fresh start accounting on the Implementation Date. Based on the estimated fair value ascribed to those certain liabilities as described above, the value of assets is estimated to exceed the value of liabilities. The estimated excess of $781 million has been classified as “Reorganization value in excess of identifiable assets”. This balance will be reallocated to specific assets and liabilities upon implementation of fresh start accounting, including a determination of the impact on related future income taxes. Under CICA 1625, goodwill is not recorded even if the fair value of identifiable assets net of identifiable liabilities is less than the value of Stelco’s equity upon the Plan Implementation Date. If it is determined that the fair value of identifiable assets net of identifiable liabilities is less than the value of Stelco’s equity at the Plan Implementation Date, the resulting balance will be disclosed as a capital deficiency resulting from the financial reorganization.

(12)	The consolidated pension and employee future benefit liabilities include Stelco’s Core Business and the assumption of certain pension and employee future benefit liabilities for Stelpipe, Welland Pipe, and CHT. The pension and employee future benefit liabilities which remain at the Plan Implementation Date are required to be revalued in accordance with GAAP, resulting in:

•	Unamortized actuarial gains and losses as well as any past service costs being removed from the Pro Forma Statement and charged to retained deficit.

•	The funded status of the plans (the accrued benefit obligations; net of plan assets in the case of the pension plans) being revalued at the Effective Time of the Plan. In consultation with Stelco’s actuaries, a 0.5% decrease in the discount rate was generally used as a proxy to revalue the obligations reflecting the change in rates from December 2004 (5.75%) to June 2005 (5.25%) and will be adjusted to reflect actual rate changes as of the Plan Implementation Date.

•	Pension plan assets are recorded at market value.

At this time, other valuation assumptions are assumed to remain unchanged from the 2004 year-end.

The net impact of these adjustments on the Pro Forma Statement was:

•	a net pension change of $942 million consisting of the elimination of the deferred pension asset of $507 million and an increase to the pension liability of $435 million,

•	an increase of $412 million in the non-current component of employee future benefits.

The final impact on pension and employee future benefits will be determined based on assumptions as at the Plan Implementation Date, and therefore actual results could differ materially from those used in the Pro Forma Statement.

(13)	The Pro Forma Statement does not reflect any adjustments for income taxes other than adjustments disclosed in Note 1 to the Pro Forma Statement related to the Sale of Non-Core Assets. Adjustments to the recorded income tax assets and liabilities will be made as part of the application of fresh start accounting on the Plan Implementation Date.

(14)	The shareholders’ equity adjustments relate to the elimination of the remaining balance in retained earnings ($557 million) and contributed surplus ($16 million).
Post Implementation
      None of the following potential post implementation transactions have been reflected in this Pro Forma Statement.
New ABL
      On the Plan Implementation Date, the current $75 million DIP Credit Facility and $350 million Credit Facility which are due to expire no later than January 20, 2006, will be replaced by the New ABL Facility which will be secured ratably by a first priority security interest in the inventory and accounts receivable of Stelco. The available amount of the ABL Facility will be dependant upon the value of the underlying collateral, but will not exceed $600 million.
New Secured Revolving Term Loan
      Pursuant to the Stelco/ Tricap Restructuring Agreement, Tricap has agreed to provide the New Secured Revolving Term Loan in an amount of $350 million for a term of seven years from the Plan Implementation Date. The facility is revolving until the third anniversary of the Plan Implementation Date at which point the facility will cease to revolve. Amounts outstanding will be repayable in full on the seventh anniversary of the Plan Implementation Date. The New Revolving Term Loan will be secured by a first security interest in the fixed assets of Stelco and a second priority interest on the working capital assets of Stelco, except project financings and subject to permitted encumbrances.
New Capital
      It is anticipated that subsequent to the Plan Implementation Date, the New Rights will be exercised having the effect of increasing Stelco’s cash by $100 million, increasing the New Secured Convertible Notes by $117 million (assuming par value) and eliminating the value of the New Rights reflected in long-term debt by $17 million. The capitalization table which summarizes Stelco’s potential capital structure reflects the $117 million of the New Secured Convertible Notes being converted into New Common Shares. See “Stelco After Plan Implementation — Capitalization”.

Potential Dilution of New Common Shares
      After the restrictions on the conversion option of the New Convertible 5% Notes have been satisfied, the notes are anticipated to be converted into New Common Shares resulting in a decrease in New Convertible 5% Notes and an increase in New Common Shares of $186 million. Further information regarding the conversion features of these notes can be found in Note 3.
      The New Province Warrants with a 7 year life allow the Ontario Government to purchase up to 4 million New Common Shares. In addition, the conversion features in the New Secured Convertible Notes allow the Company to redeem the notes at maturity in exchange for a number of New Common Shares equal to the face value of the notes divided by 90% of the VWAP of the New Common Shares.

AUDITORS, TRANSFER AGENT AND REGISTRAR
      The auditors of the Applicants are KPMG LLP, Suite 700, Commerce Place, Hamilton, Ontario L8P 4W7.
TRANSFER AGENT AND REGISTRAR
      The transfer agent and registrar for the Existing Common Shares and the New Common Shares is CIBC Mellon at its principal office in Toronto. CIBC Mellon is also the trustee and registrar for the Senior 2009 Bonds and the Subordinated 2007 Bonds. Computershare Trust Company in Toronto is the trustee for the Senior 2006 Bonds. CIBC Mellon will be a trustee and the registrar for the New Notes and a U.S. trustee to be named, will be a co-trustee.
APPROVAL OF CIRCULAR
      The contents and the sending of this Circular have been approved by the Board.

Toronto, Ontario October 5, 2005	Stelco Inc. By: Name: Courtney Pratt Title: President and Chief Executive Officer

EXHIBIT A
ARRANGEMENT RESOLUTION
RESOLVED that:

1.	The Plan of Arrangement and Reorganization pursuant to the Companies’ Creditors Arrangement Act (Canada) (“CCAA”) and the Canada Business Corporations Act set out as Exhibit B to the information circular of Stelco Inc., Stelpipe Ltd., Stelwire Ltd., CHT Steel Company Inc. and Welland Pipe Ltd. (collectively, the “Applicants”) dated October 5, 2005 (the “Circular”) is approved and authorized.

2.	Notwithstanding that this resolution has been passed by any class of Affected Creditors of the Applicants, the Applicants may amend the Plan with the approval of the Ontario Superior Court of Justice or the Monitor (i.e., Ernst & Young Inc.) in accordance with the provisions of the Plan without further approval of any class of Affected Creditors of the Applicants.

3.	Each officer of Stelco Inc. is authorized to execute and deliver articles of reorganization and each officer of each of the Applicants is authorized, for and on behalf of such Applicant, to execute and deliver all other documents and to take such other actions as the officer determines necessary or desirable to give effect to the Plan, such determination to be conclusively evidenced by the execution and delivery of any such document or the taking of any such action.

A-1

EXHIBIT B
STELCO
PLAN OF ARRANGEMENT AND REORGANIZATION
pursuant to the
Companies’ Creditors Arrangement Act (Canada)
and the
Canada Business Corporations Act
involving
Stelco inc.
Stelpipe Ltd.
Stelwire Ltd.
CHT Steel Company Inc.
and
Welland Pipe Ltd.
October 3, 2005

PLAN OF ARRANGEMENT AND REORGANIZATION
      This is the joint plan of arrangement and reorganization of Stelco Inc., Stelpipe Ltd., Stelwire Ltd., CHT Steel Company Inc. and Welland Pipe Ltd. pursuant to the Companies’ Creditors Arrangement Act (Canada) and, in the case of Stelco Inc., the Canada Business Corporations Act.
ARTICLE 1 — INTERPRETATION
1.01     Definitions
      In this Plan, unless otherwise stated or the context otherwise requires:
“Affected Claims” means, collectively, the Bond Claims and the General Unsecured Claims against any Applicant.
“Affected Creditor” means a Creditor with an Affected Claim.
“Applicants” means, collectively, Stelco, Stelpipe, Stelwire, CHT Steel and Welland Pipe.
“Articles of Reorganization” means the articles of reorganization in respect of Stelco, substantially in the form attached hereto as Schedule A, to be filed pursuant to section 191 of the CBCA.
“Bond” means any Senior 2006 Bond, Senior 2009 Bond or Subordinated 2007 Bond.
“Bond Claim” means any Claim pursuant to or in respect of a Bond.
“Bondholder” means a Creditor with a Bond Claim.
“Business Day” means a day other than a Saturday or Sunday on which banks are generally open for business in Toronto, Ontario.
“CBCA” means the Canada Business Corporations Act.
“CCAA” means the Companies’ Creditors Arrangement Act (Canada).
“CCAA Charges” means, collectively, the Existing Stelco Lenders Charge, the DIP Lenders Charge, the Stelco Advances Charge, the Administration Charge and the D&O Charge, in each case as defined in the Initial Order together with any other charge created by the Initial Order and defined as a “CCAA Charge” therein.
“CCAA Proceedings” means the proceedings under the CCAA commenced by the Applicants pursuant to the Initial Order.
“Certificate of Amendment” means the certificate of amendment to be issued under the CBCA in respect of the Articles of Reorganization.
“Chief Restructuring Officer” means, collectively, Hap Stephen and Stonecrest Capital Inc. and any of its directors, officers, employees, agents, subcontractors and legal counsel.
“CHT Steel” means CHT Steel Company Inc., a corporation governed by the Business Corporations Act (Ontario).
“Claim” means (i) any right of any Person against one or more of the Applicants in connection with any indebtedness, liability or obligation of any kind of one or more of the Applicants in existence on the Filing Date and any interest accrued thereon and costs payable in respect thereof to and including the Filing Date, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known, unknown, by guarantee, surety, insurance deductible or otherwise, and whether or not such right is executory or anticipatory in nature including the right or ability of any Person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action, whether existing at present or to be commenced in the future, which indebtedness, liability or obligation is based in whole or in part on facts existing prior to the Filing Date and includes any other claims that would have been claims provable in bankruptcy had the applicable Applicant become bankrupt on the Filing Date and (ii) any Restructuring Claim.
“Claims Officer” means each Person who has been or may be appointed by the Court or designated by the Applicants and approved by the Monitor pursuant to the Claims Procedure Order for the purpose of determining Claims for voting and distribution purposes.
“Claims Procedure Order” means the Order made December 17, 2004 in respect of the procedures governing the proof of claims, as amended and supplemented from time to time.

“Class” means a class of Affected Creditors established for the purpose of voting on this Plan as set out in Section 2.01.
“Collective Bargaining Agreements” means agreements in writing between the Applicants and one or more of the Unions containing provisions respecting terms or conditions of employment of the Unionized Employees.
“Court” means the Ontario Superior Court of Justice.
“Creditor” means a Person having a Claim and includes the transferee or assignee of a Claim that is recognized as a Creditor by the Monitor in accordance with the Claims Procedure Order, or a trustee, liquidator, receiver, receiver and manager or other Person acting on behalf of such Person.
“D&O Trust” means the trust fund established for the payment of certain claims for which the Directors may become personally liable pursuant to a trust indenture between Stelco and George E. Whyte, Q.C.
“Depository” means The Canadian Depository for Securities Limited or its successor as custodian for its participants.
“Director” means any former, present or future director or officer of an Applicant or any other Person who by applicable legislation is deemed to be or is treated similar to a director of an Applicant or that presently or in the future manages the business and affairs of an Applicant.
“Distribution Record Date” means the date that is 7 trading days following the Plan Implementation Date or such other date as the board of directors of Stelco may determine.
“E&Y” means Ernst & Young Inc., Ernst & Young LLP, a limited liability partnership under the laws of the Province of Ontario, Ernst & Young Orenda Corporate Finance Inc., Ernst & Young LLP, a registered Delaware limited liability partnership, Ernst & Young Corporate Finance, LLC and the member firms of Ernst & Young Global Limited and any of their affiliates, partners, officers, directors, employees, agents, subcontractors and legal counsel in respect of the services they provided to the Applicants before and after the Filing Date including in respect of services provided in its capacity as Monitor.
“Effective Time” means the first moment on the Plan Implementation Date.
“Employees” means those individuals employed or retained by the Applicants on a full-time, part-time or temporary basis.
“Encumbrance” means any mortgage, charge, pledge, lien, hypothec, security interest, encumbrance, statutory or possessory lien or lease of personal property that creates a security interest in respect of any assets that an Applicant owns or to which an Applicant is entitled.
“Existing Common Shareholders” means holders of Existing Common Shares immediately prior to the Plan Implementation Date.
“Existing Common Shares” means the Series A Convertible Common Shares and Series B Convertible Common Shares of Stelco outstanding immediately prior to the Plan Implementation Date.
“Filing Date” means January 29, 2004.
“Financing Provider” means the lender providing the New Secured Revolving Term Loan to Stelco and supporting the New Rights Offering pursuant to the Standby Agreement.
“First Supplemental Indenture” means the supplemental indenture to be dated as of the Plan Implementation Date between Stelco and the New Trustees, supplementing the New Platform Trust Indenture and providing for the issuance of the New Convertible 5% Notes.
“General Unsecured Claim” means any Claim that is not an Unaffected Claim or a Bond Claim.
“General Unsecured Creditor” means a Creditor with a General Unsecured Claim.
“Initial Order” means the Order made January 29, 2004 pursuant to which the Applicants were provided protection under the CCAA, as amended from time to time.
“Meeting” means a meeting of a Class of Affected Creditors held pursuant to the Meeting Order and includes any meeting resulting from the adjournment thereof.
“Meeting Order” means the Order made October 3, 2005 directing the calling and holding of the Meetings of Classes of Affected Creditors, as amended from time to time.

“Monitor” means Ernst & Young Inc., in its capacity as the monitor appointed pursuant to the Initial Order, and any successor thereto appointed in accordance with any further Order of the Court.
“New ABL Facility” means an asset-based loan facility, secured by a first priority security interest in the inventory and accounts receivable of Stelco, provided by one or more financial institutions or other lenders to Stelco in an aggregate principal amount of up to $600 million.
“New Collective Bargaining Agreements” means, collectively, the Renewal 1005 Collective Bargaining Agreement and the Renewal 8782 Collective Bargaining Agreement.
“New Common Shares” means the new common shares of Stelco created upon the issuance of the Certificate of Amendment.
“New Convertible 5% Notes” means the unsecured convertible 5% notes with a 5 year term in the aggregate principal amount of $300 million to be issued by Stelco pursuant to the First Supplemental Indenture including terms substantially similar to those set out in Schedule C.
“New Inter-creditor Agreement” means an inter-creditor agreement between, among others, the lenders under the New ABL Facility, the lenders under the New Secured Revolving Term Loan, the New Trustees, the Province and Stelco setting out among other things the relative rights and priorities of the obligations and security under the New ABL Facility, the New Secured Revolving Term Loan, the New Province Note, the New Secured Convertible Notes and the New Convertible 5% Notes, on a basis consistent with the terms of this Plan.
“New Notes” means, collectively, the New Secured Convertible Notes and the New Convertible 5% Notes.
“New Platform Trust Indenture” means the trust indenture to be dated as of the Plan Implementation Date between Stelco and the New Trustees.
“New Province Note” means the $100 million to be advanced by the Province to Stelco on the terms outlined in Schedule E and as evidenced by the promissory note to be issued by Stelco in favour of the Province as of the Plan Implementation Date.
“New Province Warrants” means warrants exercisable to purchase in the aggregate approximately 4 million New Common Shares to be issued by Stelco to the Province on the terms outlined in Schedule E.
“New Redeemable Shares” means the redeemable shares of Stelco created upon the issuance of the Certificate of Amendment.
“New Rights” means the rights to purchase New Secured Convertible Notes to be issued by Stelco pursuant to the New Rights Offering.
“New Rights Offering” means a $75 million rights offering for New Secured Convertible Notes supported by the Financing Provider pursuant to the Standby Agreement including terms substantially similar to those set out in Schedule D and includes any additional rights offered to the Financing Provider to invest up to $25 million in New Secured Convertible Notes at the subscription price under the New Rights Offering.
“New Secured Convertible Notes” means the secured convertible notes with a 10-year term in the aggregate principal amount of $225 million, plus up to $10.75 million in payment of commitment fees in kind to the Financing Provider and additional secured convertible notes issued pursuant to the New Rights Offering, to be issued by Stelco pursuant to the Second Supplemental Indenture including terms substantially similar to those set out in Schedule B.
“New Secured Revolving Term Loan” means a loan facility, secured by a first priority security interest in the fixed assets of Stelco and a second priority security interest in the inventory and accounts receivable of Stelco, provided by the Financing Provider in the aggregate principal amount of $350 million.
“New Secured Revolving Term Loan Agreement” means the loan agreement to be entered into between Stelco and the Financing Provider effective as of the Plan Implementation Date with respect to the New Secured Revolving Term Loan.
“New Trustees” means CIBC Mellon Trust Company and a U.S. trustee as co-trustees under the New Platform Trust Indenture.
“New Warrant Indenture” means the warrant indenture to be dated as of the Plan Implementation Date between Stelco and CIBC Mellon Trust Company as trustee and registrar, providing for the issuance of the New Province Warrants.

“Non-Core Asset Sale Proceeds” means the gross cash proceeds from Non-Core Asset Sales, less all costs, expenses, taxes and other liabilities in respect of such sales and any liabilities assumed or payments made by Stelco or the applicable Subsidiary to satisfy its obligations in respect of such sales.
“Non-Core Asset Sales” means, collectively, the sale (whether by one or more transactions) outside the ordinary course of business of all or substantially all of the assets of, or of Stelco’s ownership interest in and/or claims against, each of AltaSteel Ltd., Norambar Inc., Stelfil Ltée., Stelwire, Stelpipe, Welland Pipe, CHT Steel and Stelcam Holdings Inc.
“Order” means any order of the Court in the CCAA Proceedings.
“PBA” means the Pension Benefits Act (Ontario).
“PBGF” means the Pension Benefits Guarantee Fund established under the PBA.
“Pension Agreement” means an agreement satisfactory to Stelco and the Province to be effective as of the Plan Implementation Date, on the terms outlined in Schedule F, with respect to the funding of the Stelco Main Pension Plans.
“Person” means any individual, corporation, limited or unlimited liability company, general or limited partnership, association, trust, unincorporated organization, joint venture, government or any agency, officer or instrumentality thereof or any other entity.
“Plan” means this plan of compromise and arrangement under the CCAA and reorganization under the CBCA, including the Schedules hereto, as amended, supplemented or replaced by the Applicants from time to time.
“Plan Implementation Date” means the date of the Certificate of Amendment.
“Post-Filing Claim” means any indebtedness, liability or obligation of any kind that is not a Claim and that arises after the Filing Date from or in respect of (i) any executory contract or unexpired lease that has not been restructured, terminated or repudiated by an Applicant, or (ii) the supply of services or goods, or funds advanced, during the period from the Filing Date to but excluding the Plan Implementation Date, but excludes any Restructuring Claim.
“Proof of Claim” means a proof of claim filed in accordance with the provisions of the Claims Procedure Order.
“Proven Claim” means an Affected Claim in respect of which a Proof of Claim has been or is deemed to have been filed in a proper and timely manner in accordance with the Claims Procedure Order and the amount of which has been finally allowed for distribution purposes in accordance with the Claims Procedure Order.
“Province” means Her Majesty the Queen in Right of the Province of Ontario.
“Released Parties” has the meaning set out in Section 6.03.
“Renewal 1005 Collective Bargaining Agreement” means the renewal Collective Bargaining Agreement between Stelco and Local 1005 of the USW for the Stelco Hamilton operations that will be in effect after the current Collective Bargaining Agreement (August 1, 2002 — July 31, 2006).
“Renewal 8782 Collective Bargaining Agreement” means the renewal Collective Bargaining Agreement between Stelco and Local 8782 of the USW for the Stelco Lake Erie operations that will be in effect after the current Collective Bargaining Agreement (August 1, 2000 — July 31, 2004).
“Reorganization” means the reorganization of the share capital and change in minimum and maximum number of directors of Stelco described in Article 3 as effected by the Articles of Reorganization on the date shown in the Certificate of Amendment.
“Responsible Person” means any Director and any Person who, prior to the Plan Implementation Date, was requested by an Applicant to act, and who is acting or did or does act or is deemed or treated by applicable law to be acting or to have acted, as a director, officer or Person of a similar position of another entity in which an Applicant has a direct or indirect interest.
“Restructuring Claim” means any right of any Person against one or more of the Applicants in connection with any indebtedness, liability, or obligation of any kind owed to such Person arising out of the restructuring, repudiation or termination after the Filing Date of any contract, lease, agreement or other arrangement, whether written or oral, provided that a “Restructuring Claim” does not include any Unaffected Claim.

“Sanction Order” means the Order to be made under the CCAA and CBCA sanctioning this Plan and approving the Articles of Reorganization, as such Order may be amended by any court of competent jurisdiction, in form and content satisfactory to the Applicants.
“Second Supplemental Indenture” means the supplemental indenture to be dated as of the Plan Implementation Date between Stelco and the New Trustees, supplementing the New Platform Trust Indenture and providing for the issuance of the New Secured Convertible Notes.
“Secured Claims” means all Claims of a Creditor (other than a Restructuring Claim) to the extent that they are secured by an Encumbrance that is duly and properly registered or otherwise perfected in accordance with applicable law in the appropriate jurisdiction as of the Filing Date or thereafter pursuant to an Order, to the extent of the value of such Encumbrance as at the Filing Date (having regard to the value of the assets subject to such Encumbrance and the priority of such Encumbrance) and which Claim is entitled to be proven as a secured claim pursuant to the provisions of the CCAA, including sections 18.3, 18.4 and 18.5 of the CCAA.
“Senior 2006 Bond” means any debenture issued by Stelco pursuant to the trust indenture dated as of February 15, 1999 between Stelco and Montreal Trust Company of Canada, as amended or supplemented.
“Senior 2009 Bond” means any debenture issued by Stelco pursuant to the trust indenture dated as of November 30, 1989 between Stelco and The Royal Trust Company, as amended or supplemented.
“Standby Agreement” means the agreement to be entered into between Stelco and the Financing Provider effective as of the Plan Implementation Date with respect to the New Rights Offering.
“Stelco” means Stelco Inc., a corporation governed by the CBCA.
“Stelco Main Pension Plans” means (i) Stelco Inc. and Participating Subsidiaries Retirement Plan For Salaried Employees (Registration Number 0338509), (ii) Stelco Inc. Bargaining Unit Pension Plan for Members of United Steelworkers of America (Registration Number 0354878), (iii) the Stelco Inc. Retirement Plan for Lake Erie Steel Company Salaried Employees (Registration Number 0698753) and (iv) Stelco Inc. Bargaining Unit Pension Plan for Lake Erie Steel Company Members of United Steelworkers of America (Registration Number 0698761).
“Stelco/ Province Restructuring Agreement” means the restructuring agreement made as of September 19, 2005 between Stelco and the Province.
“Stelpipe” means Stelpipe Ltd., a corporation governed by the CBCA.
“Stelwire” means Stelwire Ltd., a corporation governed by the CBCA.
“Subordinated 2007 Bond” means any debenture issued by Stelco pursuant to the trust indenture dated as of January 8, 2002 between Stelco and CIBC Mellon Trust Company, as amended or supplemented.
“Subsidiaries” means, collectively, all direct and indirect subsidiaries of the Applicants and all other Persons in which an Applicant has, directly or indirectly, at least a 50% interest immediately prior to the Effective Time.
“Subsidiary Applicants” means, collectively, Stelpipe, Stelwire, CHT Steel and Welland Pipe.
“Transfer Agent” means CIBC Mellon Trust Company.
“Unaffected Claim” has the meaning set out in Section 2.02(1).
“Unaffected Creditor” means a Creditor with an Unaffected Claim.
“Undeliverable Distribution” has the meaning set out in Section 4.05(2).
“Unionized Employees” means the Employees who are in the bargaining units represented by one or more of the Unions.
“Unions” means, collectively, USW Local 1005, USW Local 8782, USW Local 5328, USW Local 7024, Canadian Auto Workers, National Union, Local 523, and Bricklayers and Masons Union, Local 1.
“Unresolved Claim” means an Affected Claim that at the relevant time is not a Proven Claim and is not barred pursuant to the Claims Procedure Order, but in respect of which a Proof of Claim has been or is deemed to have been filed in a proper and timely manner in accordance with the Claims Procedure Order.
“US Court” means the United States Bankruptcy Court, Eastern District of Michigan (Southern District).

“USW” means the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union.
“VWAP” means, in respect of a security, the volume weighted average trading price of such security on the Toronto Stock Exchange for a specified period, calculated including only trades made on the Toronto Stock Exchange during normal trading hours (prior to 4 p.m.) and excluding internal trades and special Toronto Stock Exchange markers to the extent identifiable through Toronto Stock Exchange reports issued in the ordinary course.
“Website” means www.mccarthy.ca/en/ccaa.
“Welland Pipe” means Welland Pipe Ltd., a corporation governed by the Business Corporations Act (Ontario).
1.02     Construction
      In this Plan, unless otherwise stated or the context otherwise requires:

(a)	the division of the Plan into Articles and Sections and the use of headings are for convenience of reference only and do not affect the construction or interpretation of the Plan;

(b)	the words “hereunder”, “hereof” and similar expressions refer to this Plan and not to any particular Article, Section or Schedule and references to “Articles”, “Sections”, and “Schedules” are to Articles and Sections of and Schedules to this Plan;

(c)	words importing the singular include the plural and vice versa and words importing any gender include all genders;

(d)	the word “including” means “including without limiting the generality of the foregoing”;

(e)	a reference to any statute is to that statute as now enacted or as the statute may from time to time be amended, re-enacted or replaced and includes any regulation made thereunder;

(f)	a reference to any agreement, indenture or other document is to that document as amended, supplemented, restated or replaced from time to time;

(g)	references to dollar amounts are to Canadian dollars;

(h)	references to times are to local time in Toronto, Ontario;

(i)	references to an “Applicant” are to any applicable Applicant that has not been excluded from this Plan pursuant to Section 7.02(2);

(j)	references to an “Affected Creditor”, “Affected Claim”, “General Unsecured Creditor”, “General Unsecured Claim”, “Restructuring Claim”, “Unaffected Creditor” or “Unresolved Claim” refer to Claims or Creditors, as the case may be, of an Applicant only to the extent that it has not been excluded from this Plan pursuant to Section 7.02(2); and

(k)	references to a “Class” refer to a Class of Creditors of an Applicant only to the extent that such Applicant has not been excluded from this Plan pursuant to Section 7.02(2).
1.03     Conversion
      All Affected Claims denominated in a currency other than lawful money of Canada are to be converted to the equivalent thereof in lawful money of Canada at the noon rate of exchange as quoted by the Bank of Canada on the Filing Date.
1.04     Deeming Provisions
      In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.
1.05     Date for any Action
      If any date on which any action required to be taken hereunder by a Person is not a Business Day, such action must be taken on the next succeeding day which is a Business Day.

1.06     Schedules
      The following are the Schedules to this Plan:

Schedule A	—	Articles of Reorganization
Schedule B	—	Description of New Secured Convertible Notes
Schedule C	—	Description of New Convertible 5% Notes
Schedule D	—	Description of New Rights Offering
Schedule E	—	Description of the New Province Note
Schedule F	—	Pension Plan Funding Arrangements
ARTICLE 2 — COMPROMISE AND ARRANGEMENT
2.01     Classes of Affected Claims
      For the purpose of voting on this Plan, the Affected Claims are divided into Classes as set out below:

Class	Affected Claims

Stelco Class	Affected Claims against Stelco
Stelpipe Class	Affected Claims against Stelpipe
Stelwire Class	Affected Claims against Stelwire
CHT Class	Affected Claims against CHT Steel
Welland Class	Affected Claims against Welland Pipe
If an Applicant is excluded from this Plan pursuant to Section 7.02(2), the Claims against such Applicant and the corresponding Class set out above will be removed from this Plan and such Claims will no longer be Affected Claims; and, for greater certainty, a Creditor will have no right to vote on or receive distributions under this Plan in respect of such removed Claims.
2.02     Unaffected Claims and Post-Filing Claims

(1)	This Plan does not affect the following Claims (collectively, the “Unaffected Claims”):

(a)	Claims held by CIT Business Credit Canada Inc., General Electric Capital Canada Inc. and Fleet Capital Global Finance Inc. and their respective assigns pursuant to the Financing Agreement dated as of November 20, 2003 between Stelco and such lenders, as amended and restated from time to time;

(b)	Claims held by CIT Business Credit Canada Inc., General Electric Capital Canada Inc. and Fleet Global Finance Inc. and their respective assigns pursuant to the DIP Credit Agreement dated March 8, 2004 between Stelco and such lenders, as amended from time to time;

(c)	Claims held by Canadian Imperial Bank of Commerce and The Toronto-Dominion Bank, respectively, pursuant to any banking arrangements with the Applicants to the extent contemplated by paragraphs 31 and 33 of the Initial Order;

(d)	Claims secured by the CCAA Charges;

(e)	Secured Claims not otherwise referred to in Section 2.02(1) (a), (b), (c) or (d) above;

(f)	Claims of any direct or indirect wholly-owned Subsidiary of an Applicant (other than such Claims that are the subject of a security interest in favour of a secured creditor of such Subsidiary and the secured creditor is enforcing, or is entitled to enforce, its security in respect thereof as of the date of the Claims Procedure Order);

(g)	Claims of Unionized Employees and the Unions under the provisions of any Collective Bargaining Agreement or any employment-related statute;

(h)	Claims of Employees (other than Unionized Employees) including Directors for all amounts owing to them in their capacity as such by statute or otherwise for or in connection with accrued salary, accrued wages, accrued bonuses, fees and expenses, reimbursement obligations, accrued vacation leave and accrued vacation pay;

(i)	Claims arising from the provision of group benefits or pension benefits to current and former Employees (other than Unionized Employees) and their beneficiaries;

(j)	Claims imposed by statute and referred to in Section 18.2 of the CCAA;

(k)	that portion of a Claim arising from a cause of action for which the Applicants are covered by insurance, only to the extent of such coverage;

(l)	Claims by any Director or other Responsible Person under any directors’ or officers’ indemnity policy or agreement with an Applicant to the extent not otherwise covered by the CCAA Charges;

(m)	Claims by E&Y against the Applicants or any of them;

(n)	Claims by Stelco against any Subsidiary Applicant; and

(o)	Claims of the Province arising pursuant to any statute or regulation that were, as of the Filing Date, (i) contingent, unmatured, unliquidated or that were otherwise not payable for a sum certain or (ii) secured by or the subject of a statutory deemed trust that is effective for the purpose of Section 18.3 of the CCAA or a statutory lien to the extent that the claims secured by such lien do not rank as unsecured claims for the purposes of Section 18.4 of the CCAA.

(2)	For greater certainty, this Plan does not affect Post-Filing Claims. Creditors with Unaffected Claims and Post-Filing Claims will not be entitled to vote or receive any distributions under this Plan.

(3)	Effective as of the later of the Effective Time and the time of closing of a Non-Core Asset Sale, Stelco may assume or otherwise provide for the satisfaction of any valid and enforceable claims that are not Affected Claims against a Subsidiary that have not been assumed by a purchaser in such Non-Core Asset Sale in respect of such Subsidiary (other than claims owing to Stelco) provided that the following conditions have been satisfied or waived by Stelco: (a) substantially all of the assets of such Subsidiary have been sold; (b) the Non-Core Asset Sale Proceeds in respect of such sales have been or will be paid to Stelco; and (c) such Subsidiary has not been excluded from this Plan pursuant to Section 7.02(2).
2.03     Treatment of Affected Claims
      At the Effective Time, each Affected Claim against Stelco will be compromised and each Affected Claim against a Subsidiary Applicant will be deemed to be assigned to Stelco. In accordance with the other provisions of this Plan including Section 2.04 and Article 4, each Affected Creditor with a Proven Claim as at the close of business on the Distribution Record Date will receive, in full satisfaction of its Proven Claim against Stelco, or if such Affected Creditor has a Proven Claim against a Subsidiary Applicant, as full consideration for the assignment to Stelco of its Proven Claim against the Subsidiary Applicant, its pro rata share of:

(a)	the principal amount of $225 million of New Secured Convertible Notes;

(b)	the principal amount of $300 million of New Convertible 5% Notes;

(c)	1.1 million New Common Shares; and

(d)	the New Rights.
2.04     Unresolved Claims

(1)	A Creditor holding an Unresolved Claim will not be entitled to receive a distribution under this Plan in respect thereof unless and until such Unresolved Claim becomes a Proven Claim.

(2)	In the case of any Claim that is an Unresolved Claim on the Distribution Record Date, Stelco will reserve from the New Notes, New Common Shares and New Rights issuable to Affected Creditors pursuant to Section 2.03 sufficient New Notes, New Common Shares and New Rights to distribute to the Affected Creditor with such Unresolved Claim in the event that such Unresolved Claim becomes a Proven Claim for its entire amount. If an Unresolved Claim becomes a Proven Claim in whole or in part in accordance with the Claims Procedure Order after the Distribution Record Date, New Notes, New Common Shares and New Rights reserved in respect of such Unresolved Claim (or an appropriate portion thereof) will be distributed to such Affected Creditor. If an Unresolved Claim is ultimately disallowed in whole or in part in accordance with the Claims Procedure Order after the Distribution Record Date, any New Notes, New Common Shares and New Rights reserved in respect of such Claim (or the appropriate portion thereof) will become available for distribution by Stelco to Affected Creditors with Proven Claims by making a further distribution to such Affected Creditors of their pro rata share of such New Notes, New Common Shares and New Rights (or portion thereof) provided that the amounts to be distributed make such distribution economically practical (as determined by Stelco, which determination will be final and non-reviewable).

2.05     Crown Priority Claims
      Within six months after the date of the Sanction Order, each Applicant will pay in full all amounts owed to Her Majesty in right of Canada or a province of the kind referred to in Section 18.2 of the CCAA.
ARTICLE 3 — REORGANIZATION AND OTHER RESTRUCTURING ACTIVITIES
3.01     Articles of Reorganization
      At the Effective Time, the articles of Stelco will be amended pursuant to the Articles of Reorganization. Subject to and without limitation to their terms, the Articles of Reorganization will:

(a)	provide that there will be the number of directors as set out in the Articles of Reorganization;

(b)	create an unlimited number of New Common Shares and Preferred Shares and set out the rights, privileges, restrictions and conditions attaching thereto; and

(c)	change each Existing Common Share into 0.000001 of a New Redeemable Share and automatically redeem each New Redeemable Share.
3.02     Directors
      At the Effective Time, the term of office of those individuals who are directors of Stelco immediately prior to the Plan Implementation Date will terminate. The Sanction Order will set out the names of the individuals to be appointed as directors of Stelco effective as of the Effective Time, to hold office for an initial term equal to the later to occur of one year from the Plan Implementation Date or the next annual meeting of Stelco. However, if a vacancy arises in the meantime, a quorum of the directors may fill the vacancy.
3.03     Stated Capital
      The aggregate stated capital for purposes of the CBCA of the New Common Shares issued pursuant to this Plan will be as determined by the directors of Stelco.
3.04     Other Restructuring Activities
      Prior to the Plan Implementation Date and subject to the terms of any Orders with respect to the Non-Core Asset Sales, Stelco will seek to effect the Non-Core Asset Sales that have not yet occurred. Subject to the terms of any applicable Orders, Stelco may cause the Monitor or any Subsidiary that is in receipt of Non-Core Asset Sale Proceeds to pay them to Stelco. Subject to the terms and conditions of this Plan, Stelco may undertake such other steps or enter into such other transactions as it deems necessary or desirable in order to better effect the terms of this Plan or to fulfil the conditions to the implementation of this Plan set out in Section 5.03.
ARTICLE 4 — CERTIFICATES AND DISTRIBUTIONS
4.01     Cancellation of Certificates
      At the Effective Time, all debentures, certificates, agreements, invoices and other instruments evidencing Affected Claims against Stelco or Existing Common Shares will not entitle any holder thereof to any compensation or participation other than as expressly provided for in this Plan or in the Articles of Reorganization, respectively, and will be cancelled and null and void, and all debentures, certificates, agreements, invoices and other instruments evidencing Affected Claims against any Subsidiary Applicant will not entitle any holder thereof (other than Stelco or its successors and assignees) to any compensation or participation other than as expressly provided for in this Plan and, if in the possession or control of any Person must, at the request of Stelco, be delivered to Stelco.
4.02     Taxes

(1)	All distributions made hereunder will be made net of all applicable taxes.

(2)	Notwithstanding any other provision of this Plan, each Affected Creditor with a Proven Claim that is to receive a distribution pursuant to this Plan will have sole and exclusive responsibility for the satisfaction and payment of any tax obligations imposed by any governmental entity (including income, withholding and other tax obligations on account of such distribution), and no distribution will be made to or on behalf of such Affected Creditor pursuant to this Plan unless and until such Affected Creditor has made arrangements satisfactory to the Transfer Agent and Stelco for the payment and satisfaction of such tax obligations. Any distributions to be distributed pursuant to this Plan will, pending the implementation of such arrangements, be treated as an Undeliverable Distribution pursuant to Section 4.05(2). The Transfer Agent will be authorized to take any and all actions as may be necessary or appropriate to comply with such withholding and reporting requirements. It is the Applicants’ intention that distributions under this Plan to Affected Creditors with Proven Claims are in respect of, and are to be applied to, principal first and then interest.

4.03     No Fractional Interests
      No New Note in a denomination of less than $1,000 or an integral multiple thereof or fraction of a New Common Share or New Right will be issued under the Plan. However, all the fractional interests in each type of New Note and in New Common Shares and New Rights will be aggregated, rounded up to the nearest multiple of $1,000 in the case of the New Notes and to the nearest whole number in the case of New Common Shares and New Rights and issued to the Transfer Agent. The Transfer Agent will sell such New Notes, New Common Shares and New Rights on the Toronto Stock Exchange and each Affected Creditor otherwise entitled to receive a fractional interest in a New Note, New Common Share or New Right pursuant to Section 2.03 or 2.04 of this Plan will be sent a cheque for its pro rata share of the proceeds, provided that no cheque will be sent for an amount less than $10 and Stelco’s liability to an Affected Creditor for any amount less than $10 will be forever discharged and extinguished.
4.04     Distributions
      Distributions of New Notes and New Common Shares to be made pursuant to Section 2.03, subject to any holdbacks contemplated by Section 2.04, will be made as soon as practicable after the Distribution Record Date. The distribution of New Rights will be made, subject to any holdbacks contemplated by Section 2.04, as soon as practicable after the subscription price thereof is determined as set out in Schedule D. Any distributions to be made pursuant to Section 2.04 will be made as soon as practicable in the circumstances.
4.05     Delivery of Distributions

(1)	Stelco will

(a)	as soon as practical after the Distribution Record Date

(i)	deliver to the Depository two or more fully registered global notes registered in the name of CDS & Co. or its nominee for the New Secured Convertible Notes and New Convertible 5% Notes, respectively, with directions to credit the participant in the Depository’s book based system designated by an Affected Creditor of record with a Proven Claim at the close of business on the Distribution Record Date for the account of such Affected Creditor the principal amount of each of the New Notes that such Affected Creditor is entitled to receive pursuant to this Plan and

(ii)	cause the Transfer Agent to record in the register for the New Common Shares, the number of New Common Shares that each Affected Creditor of record at the close of business on the Distribution Record Date is entitled to be issued pursuant to this Plan, and forward a certificate evidencing such New Common Shares to the address of such Affected Creditor in its Proof of Claim (in the case of a General Unsecured Creditor) or on the records of Stelco (in the case of a Bondholder) and

(b)	as soon as practicable after the subscription price of the New Rights is determined, deliver to the Depository a fully registered global New Rights certificate registered in the name of CDS & Co. or its nominee for the New Rights with directions to credit the participant in the Depository’s book based system designated by an Affected Creditor of record with a Proven Claim at the close of business on the Distribution Record Date for the account of such Affected Creditor the number of New Rights that such Affected Creditor is entitled to receive pursuant to this Plan;
provided that if the Affected Creditor is resident in a jurisdiction where Stelco determines (which determination will be final and non-reviewable) that the New Notes, the New Common Shares or New Rights cannot be distributed unless they are registered or qualified for sale in the jurisdiction, Stelco may direct the applicable Transfer Agent to sell such New Notes, New Common Shares or New Rights on the Toronto Stock Exchange and remit to the Affected Creditor the proceeds of such sale less any required withholding taxes, brokerage commissions and other reasonable costs relating to such sale.

(2)	If any delivery made pursuant to Section 4.05(1) is returned as undeliverable (each, an “Undeliverable Distribution”), no further delivery will be required unless and until the Transfer Agent is notified of such Affected Creditor’s then current address. Stelco’s obligations to the Affected Creditor relating to the Undeliverable Distribution will expire on the second anniversary of the Distribution Record Date, after which date Stelco’s liability to the Affected Creditor under Sections 2.03, 2.04 and 4.05 of this Plan will be forever discharged and extinguished. In addition, following that date, Stelco will not be liable to the Affected Creditor or any other Person for damages related to the Undeliverable Distribution. No interest is payable in respect of an Undeliverable Distribution.
ARTICLE 5 — SANCTION ORDER AND PLAN IMPLEMENTATION
5.01     Application for Sanction Order
      If this Plan is approved by the Class of Affected Creditors of Stelco and each Class of Affected Creditors of Subsidiary Applicants not excluded from this Plan pursuant to Section 7.02(2), Stelco will apply to the Court for the Sanction Order together with any other Subsidiary Applicants not so excluded. Subject to the Sanction Order being granted and the satisfaction of the conditions set out in Section 5.03, this Plan will be implemented by Stelco and such other Applicants as provided in Section 5.04.
5.02     Effect of Sanction Order
      In addition to sanctioning the Plan, the Applicants will seek a Sanction Order that will, without limitation to any other terms that it may contain:

(a)	declare that the compromises, arrangements and releases set out in this Plan are approved and become binding and effective on all Affected Creditors as at the Effective Time;

(b)	declare that the articles of Stelco will be amended as set out in the Articles of Reorganization and set out the names of the individuals to be appointed as directors of Stelco effective as of the Effective Time, pursuant to Section 3.02.

(c)	declare that all New Notes, New Common Shares, New Rights, New Province Warrants and the New Province Note issued pursuant to this Plan or the Articles of Reorganization will be validly issued;

(d)	declare that, subject to the performance by each of the Applicants of its obligations under this Plan, all contracts, leases, agreements and other arrangements to which such Applicant or a Subsidiary is a party and that have not been terminated or repudiated pursuant to paragraph 24 of the Initial Order will be and remain in full force and effect, unamended as of the Plan Implementation Date, and no Person who is a party to any such arrangement may accelerate, terminate, rescind, refuse to perform or otherwise repudiate its obligations thereunder, or enforce or exercise any right (including any right of set-off, dilution or other remedy) or make any demand under or in respect of any such arrangement and no automatic termination will have any validity or effect, by reason of:

(i)	any event that occurred on or prior to the Plan Implementation Date and is not continuing that would have entitled such Person to enforce those rights or remedies (including defaults or events or default arising as a result of the insolvency of an Applicant);

(ii)	the insolvency of the Applicants or the fact that the Applicants sought or obtained relief under the CCAA;

(iii)	any compromises or arrangements effected pursuant to this Plan or any action taken or transaction effected pursuant to this Plan; or

(iv)	any change in the control of an Applicant arising from the implementation of the Plan;

(e)	declare that the stay of proceedings under the Initial Order continues until the Plan Implementation Date;

(f)	declare that no meetings of Existing Common Shareholders are required in connection with this Plan;

(g)	approve all conduct of the Chief Restructuring Officer and E&Y in relation to the Applicants and bar all claims against them arising from or relating to the services provided to the Applicants prior to the date of the Sanction Order;

(h)	confirm the releases contemplated in this Plan; and

(i)	enjoin the commencement or prosecution, whether directly, derivatively or otherwise, of any demands, claims, actions, causes of action, counterclaims, suits, or any indebtedness, liability, obligation or cause of action released and discharged pursuant to this Plan.
5.03     Conditions to Plan Implementation
      The implementation of this Plan will be conditional on the satisfaction of the following conditions which are for the benefit of the Applicants and may be waived in writing by Stelco:

(a)	this Plan has been approved pursuant to the CCAA by the Class of Affected Creditors of Stelco and each Class of Affected Creditors of Subsidiary Applicants not excluded from this Plan pursuant to Section 7.02(2);

(b)	the Sanction Order has been issued by the Court and any other order deemed necessary or desirable by the Applicants from the US Court has been obtained, and all applicable appeal periods in respect thereof have expired and any appeals therefrom have been finally disposed of by the applicable appellate tribunal;

(c)	arrangements satisfactory to Stelco and the Creditors referred to in Sections 2.02(1)(a), (b) and (c) have been made for the repayment or refinancing of their claims and definitive agreements on terms satisfactory to Stelco for the New ABL Facility have become effective, subject only to the occurrence of the Plan Implementation Date;

(d)	the New Secured Revolving Term Loan Agreement and all related agreements and other documents have become effective, subject only to the occurrence of the Plan Implementation Date;

(e)	the New Platform Trust Indenture, the First Supplemental Indenture and the Second Supplemental Indenture and all related agreements and other documents have become effective, subject only to the occurrence of the Plan Implementation Date;

(f)	the New Inter-creditor Agreement and all related agreements and other documents have become effective, subject only to the occurrence of the Plan Implementation Date;

(g)	the Pension Agreement, the New Province Note and the New Warrant Indenture and all related agreements and other documents have become effective, subject only to the occurrence of the Plan Implementation Date and the conditions under the Stelco/ Province Restructuring Agreement have been satisfied or waived;

(h)	the Standby Agreement and all related agreements and other documents have become effective, subject only to the occurrence of the Plan Implementation Date;

(i)	all relevant Persons have executed, delivered and filed all documents and other instruments that, in the opinion of the Applicants, acting reasonably, are necessary to implement the provisions of the Plan or the Sanction Order;

(j)	all applicable approvals and orders of, and all applicable submissions and filings with, governmental, regulatory and judicial authorities having jurisdiction for the completion of the transactions contemplated by this Plan (including the transactions contemplated in this Section 5.03 as conditions to the implementation of the Plan) and the trading of the New Notes, New Common Shares and, after the determination of the exercise price of the New Rights, the New Rights have been obtained or made, as the case may be, by the Applicants, in each case to the extent deemed necessary or advisable by the Applicants in form and substance satisfactory to the Applicants, including the approvals of, and exempting orders from, the Toronto Stock Exchange and relevant securities regulatory authorities; and

(k)	conditions precedent to the implementation of this Plan in favour of Persons other than the Applicants will have been satisfied or waived by such Persons.

5.04     Implementation

(1)	Upon satisfaction (or waiver, if applicable) of each of the conditions to the implementation of the Plan as set out in Section 5.03, Stelco will file the Articles of Reorganization. The Plan will become effective at the Effective Time. At the Effective Time, the following transactions and agreements contemplated by the Plan will be completed and be deemed to occur or be effective in the order set out below. All the agreements and other instruments that have to be entered into or executed and all other actions that have to be taken in order for the transactions and agreements to be completed and occur or be effective at the Effective Time will be entered into, executed, taken and completed in escrow prior to the Effective Time. At the Effective Time:

(a)	the Articles of Reorganization will be effective and the New Redeemable Shares and New Common Shares to be issued in connection with this Plan will be validly authorized for issuance;

(b)	the New ABL Facility will be effective;

(c)	the New Secured Revolving Term Loan Agreement will be effective;

(d)	the New Platform Trust Indenture, First Supplemental Indenture and Second Supplemental Indenture will be effective and the New Convertible 5% Notes and New Secured Convertible Notes to be issued in connection with this Plan will be validly authorized for issuance;

(e)	the new Inter-creditor Agreement will be effective;

(f)	the Pension Agreement will be effective;

(g)	the New Warrant Indenture will be effective and the New Province Note and the New Province Warrants to be issued in connection with this Plan will be validly authorized for issuance; and

(h)	the Standby Agreement will be effective and the New Rights to be issued in connection with this Plan will be validly authorized for issuance.

(2)	Upon receipt of the Certificate of Amendment, the Applicants will deliver to the Monitor, and file with the Court, a copy of a certificate stating that each of the conditions set out in Section 5.03 has been satisfied or waived, the Articles of Reorganization have been filed and have become effective as of the date set out in the Certificate of Amendment and the transactions set out in Section 5.04(1) have been completed and occurred.
ARTICLE 6 — EFFECT OF THE PLAN
6.01     Effect of Plan Generally
      At the Effective Time, the treatment of Affected Claims will be final and binding on the Applicants, the Affected Creditors and the trustees under the trust indentures for the Bonds (and their respective heirs, executors, administrators and other legal representatives, successors and assigns), and this Plan will constitute: (a) full, final and absolute settlement of all rights of the Affected Creditors; (b) an absolute release and discharge of all indebtedness, liabilities and obligations of or in respect of the Affected Claims against Stelco, including any interest and costs accruing thereon; (c) an absolute assignment to Stelco of all indebtedness, liabilities and obligations of or in respect of the Affected Claims against Subsidiary Applicants, including any interest and costs accruing thereon, and an absolute release and discharge of any rights of Affected Creditors in respect thereof (excluding, for greater certainty, any rights assigned to Stelco); and (d) a reorganization of the capital and change in the minimum and maximum number of directors of Stelco in accordance with the provisions of Article 3 and the Articles of Reorganization.
6.02     Prosecution of Judgments
      At the Effective Time, no step or proceeding may be taken in respect of any suit, judgement, execution, cause of action or similar proceeding in connection with any Affected Claim (other than by Stelco in respect of Affected Claims assigned to it pursuant to this Plan) and any such proceedings will be deemed to have no further effect against any Applicant or any of its assets and will be released, discharged, dismissed or vacated without cost to the Applicants. Any Applicant may apply to the Court to obtain a discharge or dismissal, if necessary, of any such proceedings without notice to the Affected Creditor.

6.03     Released Parties

(1)	At the Effective Time, the Applicants, the Subsidiaries and the Responsible Persons and their respective present and former shareholders, officers, directors, employees, auditors, financial advisors, legal counsel and agents (collectively, the “Released Parties”) will be released and discharged from any and all demands, claims, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries on account of any indebtedness, liability, obligation, demand or cause of action of whatever nature that any Person (including the Applicants, as applicable, and including any Person who may claim contribution or indemnification against or from them) may be entitled to assert (including any and all claims in respect of potential statutory liabilities of the Directors and other Responsible Persons for which the Initial Order authorized the granting of a CCAA Charge) whether known or unknown, matured or unmatured, direct, indirect or derivative, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Plan Implementation Date relating to, arising out of or in connection with the Claims, the business and affairs of the Applicants, the D&O Trust, the Non-Core Asset Sales, this Plan, the CCAA Proceedings or the Reorganization, provided that nothing in this Section 6.03 will release or discharge any Applicant from or in respect of (a) any Unaffected Claim or Post-Filing Claim, (b) its obligations to Affected Creditors under this Plan or under any Order, or (c) any rights of Stelco in respect of any Affected Claims assigned to it pursuant to this Plan or in respect of any claims it has against any Subsidiary, and further provided that nothing in this Section 6.03 will release or discharge a Released Party if the Released Party is adjudged by the express terms of a judgment rendered on a final determination on the merits to have committed fraud or wilful misconduct or, in the case of directors, in respect of any claim referred to in subsection 5.1(2) of the CCAA.

(2)	At the Effective Time, each of E&Y and the Chief Restructuring Officer will be released and discharged from any and all demands, claims, actions, causes of action, counterclaims, suits, debts, sums of money, accounts, covenants, damages, judgments, expenses, executions, liens and other recoveries on account of any liability, obligation, demand or cause of action of whatever nature that any Person (including the Applicants, as applicable, and including any Person who may claim contribution or indemnification against or from them), may be entitled to assert, whether known or unknown, matured or unmatured, direct, indirect or derivative, foreseen or unforeseen, existing or hereafter arising based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place on or prior to the Plan Implementation Date in any way relating to or arising out of the Claims, the business and affairs of the Applicants, the D&O Trust, the Non-Core Asset Sales, the Plan, the Reorganization or the preparation for or the commencement and continuation of the CCAA Proceedings, provided that nothing in this Section 6.03(2) will release or discharge E&Y or the Chief Restructuring Officer if it is adjudged by the express terms of a judgement rendered on a final determination on the merits to have committed fraud or wilful misconduct.
6.04     Guarantees and Similar Covenants
      No Person who has a Claim under any guarantee, surety, indemnity or similar covenant in respect of any Claim that is compromised or assigned to Stelco under this Plan or who has any right to claim over in respect of or to be subrogated to the rights of any Person in respect of a Claim that is compromised or assigned to Stelco under the Plan will be entitled to any additional rights beyond the rights of the Creditor whose Claim was compromised or assigned to Stelco under this Plan.
6.05     Consents, Waivers and Agreements
      At the Effective Time, each Affected Creditor will be deemed to have consented and agreed to all of the provisions of this Plan, as an entirety. Without limitation to the foregoing, each Affected Creditor (but for greater certainty, excluding Stelco in respect of Affected Claims assigned to it pursuant to this Plan) will be deemed:

(a)	to have executed and delivered to the Applicants all consents, assignments, releases and waivers, statutory or otherwise, required to implement and carry out this Plan as an entirety;

(b)	to have waived any default by or rescinded any demand for payment against any Applicant that has occurred on or prior to the Plan Implementation Date pursuant to, based on or as a result of any provision, express or implied, in any agreement or other arrangement, written or oral, existing between such Affected Creditor and such Applicant with respect to an Affected Claim; and

(c)	to have agreed that, if there is any conflict between the provisions, express or implied, of any agreement or other arrangement, written or oral, existing between such Affected Creditor and any Applicant with respect to an Affected Claim as at the Plan Implementation Date and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are amended accordingly.

6.06     Multiple Affected Claims
      Notwithstanding the division of Affected Creditors into Classes by Applicant for the purposes of voting on this Plan, all Affected Creditors will participate in the same distribution scheme under this Plan. At the Effective Time, for distribution purposes under this Plan, in respect of all Affected Creditors and their rights in respect of Affected Claims (but, for greater certainty, excluding Stelco’s rights in respect of Affected Claims assigned to it pursuant to this Plan): (a) all guarantees of an Applicant of the payment or performance by another Applicant with respect to any Affected Claim will be deemed eliminated and cancelled; (b) any Affected Claim and all guarantees by an Applicant of any Affected Claim will be treated as a single Affected Claim against the Applicants; (c) any joint obligation of any Applicant with another Applicant will be treated as a single Affected Claim against the Applicants; and (d) each Affected Claim in respect of any Applicant will be deemed to be one Affected Claim against, and obligation of, the Applicants.
      For greater certainty, the treatment of Affected Claims as provided in this Section 6.06 will not affect the legal and corporate structures of the Applicants or cause any Applicant to be liable for any Claim for which it is not otherwise liable.
ARTICLE 7 — GENERAL
7.01     Amendments
      Before and during the Meetings, the Applicants may at any time and from time to time, amend this Plan by written instrument. The Applicants will give reasonable written notice to all Affected Creditors present at the Meetings of the details of any such amendment prior to the vote being taken to approve this Plan. After the Meetings, the Applicants may at any time and from time to time amend this Plan by written instrument if the Court and the Applicants, or the Monitor and the Applicants without the need for obtaining an Order, determine that such amendment would not be materially prejudicial to the interests of the Affected Creditors under the Plan or is necessary to give effect to the full intent of this Plan or the Sanction Order provided that the Applicants shall give reasonable written notice of the details of any such amendment to Affected Creditors that have filed a Notice of Appearance in the CCAA Proceedings and shall post such notice on the Website. The Applicants will file a copy of any amendment to this Plan with the Court, but no notice will be provided to Affected Creditors, other than as provided in this Section 7.01 and Section 7.02(2).
7.02     Revocation or Non-Consummation of the Plan; Exclusion from the Plan

(1)	The Applicants reserve the right to revoke this Plan at any time prior to the Effective Time. If the Applicants revoke this Plan or if the Sanction Order is not issued, this Plan will be null and void in all respects. Any claim, settlement, compromise or assignment embodied in this Plan, any restructuring, termination or repudiation of executory contracts, any releases effected by this Plan and any document or agreement executed pursuant to this Plan will be deemed null and void. Nothing contained in this Plan, and no act taken in preparation for implementation of this Plan will: (a) constitute or be deemed to constitute a waiver or release of any Claims by or against any Applicant or any Person; (b) prejudice in any manner, the rights of any Applicant or any Person in any further proceedings involving an Applicant; or (c) constitute an admission of any sort by any Applicant or any other Person.

(2)	With the consent of the Monitor or an Order of the Court at any time prior to the Plan Implementation Date, Stelco may exclude any of the Subsidiary Applicants as an Applicant under this Plan and proceed with this Plan, which will thereafter be applicable to Stelco and any remaining Subsidiary Applicants only. Without delay after obtaining the consent of the Monitor or an Order of the Court, Stelco will: (a) if Stelco is proceeding by way of Monitor consent, file a notice regarding the exclusion of the Subsidiary Applicant with the Court, (b) post the notice on the Website; and (c) and send a copy of the notice by regular pre-paid mail to all Affected Creditors of the excluded Subsidiary Applicant with Proven Claims. If a Subsidiary Applicant is so excluded, this Plan will be read and interpreted in all respects as if such Subsidiary Applicant, and all Claims against such Subsidiary Applicant are unaffected by this Plan, and Section 7.02(1) will apply to such Subsidiary Applicant and all Creditors thereof mutatis mutandis.

7.03     Severability of Plan Provisions
      If, prior to the date of the Effective Time, any provision of this Plan is held by the Court to be invalid, void or unenforceable, the Court, at the request of the Applicants, may alter and interpret such provision to make it valid or enforceable to the maximum extent practicable, consistent with the original purpose of such provision, and such provision will then be applicable as altered or interpreted and the remainder of the provisions of this Plan will remain in full force and effect and will in no way be invalidated by such alteration or interpretation.
7.04     Responsibilities of the Monitor
      The Monitor is acting in its capacity as Monitor in the CCAA Proceedings with respect to the Applicants and not in its personal or corporate capacity and will not be responsible or liable for any obligations of any Applicant. The Monitor will have the powers and protections granted to it by this Plan, the CCAA, the Initial Order, the Sanction Order and any other Order.
7.05     Binding Effect
      At the Effective Time, the Plan will become effective and be binding on and enure to the benefit of the Applicants, the Affected Creditors, the Responsible Persons, the trustees under the trust indentures for the Bonds and all other Persons named or referred to in, or subject to, this Plan and their respective heirs, executors, administrators and other legal representatives, successors and assigns.
7.06     Different Capacities
      Persons who are affected by this Plan may be affected in more than one capacity. Unless expressly provided herein to the contrary, a Person will be entitled to participate hereunder in each such capacity in accordance with the Meeting Order. Any action taken by a Person in one capacity will not affect such Person in any other capacity, unless otherwise provided in the Meeting Order, unless expressly agreed by the Person in writing or unless its Claims overlap or are otherwise duplicative.
7.07     Further Assurances
      At the request of Stelco, each of the Persons named or referred to in, or subject to, this Plan will execute and deliver all such documents and instruments and do all such acts and things as may be necessary or desirable to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein, notwithstanding any provision of this Plan that deems any transaction or event to occur without further formality.
7.08     Governing Law
      This Plan will be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.09     Notices
      Any notice or communication in respect of a Proof of Claim filed with the Monitor must be delivered to the Monitor in accordance with the Claims Procedure Order. Any other notice or other communication to be delivered or filed hereunder must be in writing and reference this Plan and may, subject as hereinafter provided, be made or given by personal delivery, ordinary mail or by facsimile addressed to the respective parties as follows:

(a)	if to the Applicants:
c/o Stelco Inc.
386 Wilcox Street
P.O. Box 2030
Hamilton, Ontario
L8L 8K5

Attention:	William E. Vaughan, Senior Vice President,
Finance and Chief Financial Officer
                      Fax No.: (905) 308-7002
            with a copy to:
McCarthy Tétrault
Suite 4700
Toronto Dominion Bank Tower
Toronto, Ontario
M5K 1E6
Attention: James D. Gage
Fax No.: (416) 868-0673

(b)	if to a Creditor:

to the known address (including facsimile number) for such Creditor or the address for such Creditor specified in the Proofs of Claim filed by such Creditor in the CCAA Proceedings.

(c)	if to the Monitor:
Ernst & Young Inc.
P. O. Box 251
Ernst & Young Tower
222 Bay Street, 21st Floor
Toronto-Dominion Centre
Toronto, Ontario
M5K 1J7
Attention: Alex Morrison
Fax No.: (416) 943-3300

or to such other address as any party may from time to time notify the others in accordance with this Section. All such communications that are delivered will be deemed to have been received on the day of delivery. All such communications that are sent by facsimile will be deemed to be received on the day sent if sent before 5:00 p.m. on a Business Day and otherwise will be deemed to be received on the Business Day next following the day upon which such facsimile was sent. Any notice or other communication sent by mail will be deemed to have been received on the fifth Business Day after the date of mailing. The unintentional failure by any Applicant to give a notice contemplated hereunder will not invalidate any action taken by any Person pursuant to this Plan.

SCHEDULE A
ARTICLES OF REORGANIZATION
FORM 14
ARTICLES OF REORGANIZATION
(SECTION 191)

1 — Name of Corporation — Dénomination sociale de la société	2 — Corporation No. — No de la société

STELCO INC.	357213-7

3 — In accordance with the order for reorganization, the articles of incorporation are amended as follows:	Conformément à de reorganisation, les status constitutifs sont modifies comme suit:

(i)	in paragraph 3 to delete Schedule 1 referred to therein and substitute therefor Schedule 1 annexed hereto;

(ii)	to change each issued Series A Convertible Common Share and each issued Series B Convertible Common Share into 0.000001 of a Redeemable Share;

(iii)	in paragraph 5 to delete the provisions therein and to substitute therefor the following:

“The number of directors will be a minimum of 8 and a maximum of 16.”; and

(iv)	in paragraph 7 to delete Schedule 3 referred to therein and substitute therefor Schedule 2 annexed hereto.

SCHEDULE 1
      The Corporation is authorized to issue an unlimited number of Preferred Shares, an unlimited number of Common Shares and an unlimited number of Redeemable Shares.

(a)	The rights, privileges, restrictions and conditions attaching to the Preferred Shares are as follows:

(i)	Series: The Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the board of directors of the Corporation may from time to time before the issue thereof fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of, each series of Preferred Shares.

(ii)	Priority: The Preferred Shares are entitled to priority over the Common Shares and all other shares ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets of the Corporation in the event of any liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(iii)	Voting Rights: Except as may otherwise be provided in the rights, privileges, restrictions and conditions attaching to any series of Preferred Shares, the holders of the Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting.

(b)	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

(i)	Payment of Dividends: The holders of the Common Shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or concurrently with the holders of the Common Shares, the board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Corporation.

(ii)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the Common Shares, be entitled to participate in the distribution. Such distribution will be made in equal amounts per share on all the Common Shares at the time outstanding without preference or distinction.

(iii)	Voting Rights: The holders of the Common Shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each Common Share held at all such meetings.

(c)	The rights, privileges, restrictions and conditions attaching to the Redeemable Shares are as follows:

(i)	Fractional Interests: No holder of a fractional interest in a Redeemable Share will be entitled to be registered on the books of the Corporation in respect of such fraction of a Redeemable Share.

(ii)	Redemption by the Corporation: All the outstanding Redeemable Shares and fractional interests therein as at the close of business on the Distribution Record Date (as defined in the Plan of Arrangement and Reorganization of the Corporation and certain of its subsidiaries dated October 3, 2005) will be automatically redeemed by the Corporation as at such time, without notice to the holders of such Redeemable Shares, on payment of $0.01 for each whole Redeemable Share, such amount being herein referred to as the “Redemption Price”. The Corporation will pay or cause to be paid to each holder of Redeemable Shares or fractional interests therein to be redeemed the Redemption Price by cheque, provided that if the aggregate Redemption Price payable to any particular holder is less than $10, the aggregate Redemption Price payable to such holder will be deemed to be $0.00 and the Redeemable Shares or fractional interests therein held by such holder will be redeemed as at the close of business of the Distribution Record Date without any payment or further act or formality.

(iii)	Voting Rights: The holders of the Redeemable Shares or fractional interests therein will not be entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote any such meeting.

SCHEDULE 2

(1)	The number of directors within the minimum and maximum number set out in paragraph 5 may be determined from time to time by resolution of the board. Any vacancy among the directors resulting from an increase in the number of directors as so determined may be filled by resolution of the directors.

SCHEDULE B
NEW SECURED CONVERTIBLE NOTES

Issuer:	Stelco.

Issue:	Secured Convertible Notes.

Issue Date:	Plan Implementation Date.

Issue Amount:	$225 million, plus up to $10.75 million for payment of commitment fees in kind to the Financing Provider and additional New Secured Convertible Notes issued pursuant to the New Rights Offering.

Ranking:	Pari passu with all existing and future senior debt, and senior to all existing and future subordinated debt.

Security:	Secured by a second priority security interest in the fixed assets and a third priority security interest in the inventory and accounts receivable of Stelco. Subject to permitted encumbrances, including financing of co-generation project assets.

Release of Security on Non-Core Asset Sales:	To the extent applicable in connection with Non-Core Asset Sales, security on shares of Subsidiaries released automatically upon sale pursuant to Non-Core Asset Sales.

Term:	10 years.

Interest Rate:	9.5% payable in cash or New Common Shares at Stelco’s option at a 10% discount to 20 day VWAP.

Payment Dates:	Quarterly.

Optional Redemption/Call Protection:	Non-callable for five years, callable at par if share price exceeds 125% of conversion price for 20 trading days in years six or seven, and callable at par thereafter, in each case payable in cash.

Share Payment Election:	Principal amount of Secured Convertible Notes due at maturity payable in New Common Shares at 10% discount to 20 day VWAP.

Conversion Price:	$13.50 per New Common Share.

Anti-Dilution Protection:	Customary anti-dilution protection for securities of this type.

Distribution:	Distributed in Canada and the United States under applicable securities law exemptions.

Documentation:	New Platform Trust Indenture and Second Supplemental Indenture, Global Note.

SCHEDULE C
NEW CONVERTIBLE 5% NOTES

Issuer:	Stelco.

Issue:	Unsecured Convertible 5% Notes.

Issue Date:	Plan Implementation Date.

Issue Amount:	$300 million.

Ranking:	Pari passu with all existing and future unsecured senior debt, and senior to all existing and future subordinated debt.

Term:	5 years.

Interest Rate:	5%, payable in cash or New Convertible 5% Notes at Stelco’s option.

Payment Dates:	Semi-annual.

Conversion Feature:	Convertible into 61.868 New Common Shares per $1,000 principal amount.

Conversion at Stelco’s Option:	Stelco will have the right to convert the Unsecured Convertible 5% Notes into New Common Shares on the earlier of (a) the first date that both New Collective Bargaining Agreements are in effect; and (b) the date that the 20 day VWAP of the New Common Shares is at least $15.

Conversion at Holder’s Option:	Holder may convert into 61.868 New Common Shares per $1,000 principal amount.

Anti-Dilution Protection:	Customary anti-dilution protection for securities of this type.

Distribution:	Distributed in Canada and the United States under applicable securities law exemptions.

Documentation:	New Platform Trust Indenture and First Supplemental Indenture, Global Note.

SCHEDULE D
NEW RIGHTS

Issuer:	Stelco.

Issue:	Face amount sufficient to generate proceeds of $75 million, plus additional proceeds of up to $25 million pursuant to the New Rights offered to the Financing Provider.

Entitlement to New Rights:	Affected Creditors at the close of business on the Distribution Record Date will receive a pro rata share of the New Rights (excluding those offered to the Financing Provider), disregarding fractions.

Subscription Price:	85% of the VWAP for the New Secured Convertible Notes during the 60 trading days after the Distribution Record Date.

Subscription Basis:	Each whole New Right confers the right to subscribe for $1,000 principal amount of New Secured Convertible Notes, with an additional subscription privilege.

Expiry Date:	30 days after the above described 60 trading days.

Additional Subscription Privilege:	Subscribers who exercise all their New Rights will be entitled to subscribe pro rata for additional New Secured Convertible Notes not subscribed for prior to the expiration of the New Rights.

Distribution:	Rights will be distributed to holders resident in Canada and other jurisdictions where registration is not required.

Documentation:	Global Rights Certificate.

SCHEDULE E
DESCRIPTION OF NEW PROVINCE NOTE

Note Amount:	$100 million.

Borrower:	Stelco.

Lender:	Province of Ontario.

Security:	Unsecured.

Subordination:	The Province will be subordinated in payment to the New Convertible 5% Notes.

Maturity:	December 31, 2015. Provided no default has occurred and is continuing, Stelco will have the right to pay the principal amount due in cash or by delivering New Common Shares.

If Solvency with respect to the Stelco Main Pension Plans is achieved, Stelco will have the right to repay the New Province Note in cash or New Common Shares at a 75% discount to the principal amount outstanding on the New Province Note. Solvency will mean, at the Relevant Date, the solvency deficit as determined at the Plan Implementation Date, adjusted for pension fund investment gains or losses, actuarial gains or losses and all payments made during the period. “Relevant Date” means on or before December 31, 2015.

Interest:	1.0% per annum, payable semi-annually. Provided no default has occurred and is continuing, Stelco will have the option to make interest payments by delivering New Common Shares.

Warrants:	Treasury offering of New Province Warrants to the Province pursuant to the terms of the Plan (being approximately 8% of the fully diluted equity). Each New Province Warrant entitles the holder to purchase one New Common Share at the Exercise Price. The Exercise Price will be equal in value to a 100% premium to the volume weighted average trading price of the New Common Shares on the Toronto Stock Exchange for the 30 consecutive trading days commencing on the 30th trading day following the Plan Implementation Date. New Province Warrants will have a term of 7 years and will be exercisable at anytime between the 60th trading day following the Plan Implementation Date and 5:00 p.m. (Toronto time), 7 years from the Plan Implementation Date, after which time the New Province Warrants will expire and become null and void. Issue of New Province Warrants will be subject to TSX approval. New Province Warrants will be subject to standard anti-dilution rights.

Conditions:	Province funding conditional upon general conditions to implementation of the Plan and the following:

• $400 million up front cash payment by Stelco into the Stelco Main Pension Plans on the Plan Implementation Date.

• Stelco to assume all pension liabilities relating to non-transferred employees and retirees from Ontario non-core Subsidiaries not assumed by any buyer. Funding of such plans is to continue to be in accordance with general funding rules under the PBA and its regulations. Upon a Non-Core Asset Sale of an Ontario Subsidiary, the Province will expedite the same regulatory process relating to pension transition arrangements as was provided in the Order of the Ontario Court of Justice dated September 6, 2005 approving the sale of Stelpipe.

• $60 million pension funding payment for the Stelco Main Pension Plans per year for first 5 years and $70 million pension funding for the Stelco Main Pension Plans per year for years 6 to 10 (such payments inclusive of current service costs, going concern and solvency deficiency amortization payments).

• Payment of applicable annual premiums for PBGF, with no special premiums with respect to section 5.1 of the PBA after the Plan Implementation Date.

• Mechanic for annual cash sweep for additional pension funding for the Stelco Main Pension Plans until Solvency is achieved related to such plans is retired in its entirety.

• The Plan, related documents and documents relating to Pension Plan Funding Arrangements must be satisfactory to the Province.

Actuarial Valuation:	• In the event Solvency is not achieved prior to December 31, 2015, Stelco may elect to have 120 days to pay the New Province Note following its maturity in order to prepare an actuarial valuation of each of the Stelco Main Pension Plans and to pay the amount required into each to achieve Solvency in each as at December 31, 2015.

Events of Default:	• Failure to pay interest, principal or any other amount due by Stelco or any of its subsidiaries under the New Province Note or the Stelco Pension Plan Funding Arrangements; subject to the reasonable cure periods to be agreed upon by the parties.

• Unremedied breach of any other term of the New Province Note or the Stelco Pension Plan Funding Arrangements, subject to reasonable cure periods to be agreed upon by the parties.

• Customary insolvency-related events.

SCHEDULE F
PENSION PLAN FUNDING ARRANGEMENTS
A. Stelco Main Pension Plans

Initial Upfront Contribution:	$400 million in cash on the Plan Implementation Date.

2005 Annual Funding:	The 2005 annual funding will be calculated based on Stelco utilizing the election in Section 5.1 of the PBA.

2006-2015 Annual Funding:	Years 1-5 $60 million per annum, payable monthly.

Years 6-10 $70 million per annum, payable monthly.

Replaces normal funding rules under the PBA and its regulations, including for current service costs, going concern and solvency deficiency amortization payments.

Pension cash sweep plan funding payments shall commence in 2008, on the basis described in Section D below.

Actuarial Gains/ Losses:	No adjustments to funding requirements based on annual valuations effective as of dates prior to December 31, 2015 or such earlier date as Stelco shall opt out of these special funding arrangements.

Benefit Increases:	Any funding required in respect of increased benefits resulting from amendments to the Stelco Main Pension Plans made after Plan Implementation to be funded in accordance with the PBA and PBA Regulations, and is not included as part of the 2006-2015 funding outlined herein.

Any benefit increases will be calculated on a separate schedule and any deficit related to the benefit increases will not be included in the calculation of Solvency.

The separate funding schedule for any benefit increase will continue until the earlier of December 31, 2015 or the date Stelco opts out of special funding of the Stelco Main Pension Plans. The schedule will show the deficit attributable to the benefit increase on the date it becomes effective, adjusted at the Relevant Date for investment gains or losses, actuarial gains or losses and all funding payments made with respect to such increases. “Relevant Date” means on or before December 31, 2015.

Funding Effective January 1, 2016:	In accordance with the general funding rules of the PBA and PBA Regulations.

Annual PBGF Premiums:	Payment of applicable annual premiums for PBGF, but no special premiums with respect to section 5.1 of the PBA.
B. Stelco Subsidiaries

Funding Arrangements:	Stelco to assume all pension liabilities from Ontario non-core Subsidiaries not assumed by any buyer relating to non-transferred employees and retirees. Funding of such plans is to continue to be in accordance with general funding rules under PBA and its regulations and is separate from the funding of the Stelco main pension plans.

Upon a Non-Core Asset Sale of an Ontario Subsidiary, the Province will expedite the same regulatory process relating to pension transition arrangements as was provided in the Order of the Ontario Court of Justice dated September 6, 2005 approving the sale of Stelpipe.

C. Other

Opting Out:	If Solvency as defined in Schedule E is achieved prior to December 31, 2015, Stelco may opt out of the Pension Plan Funding Arrangements and will be subject to general funding rules under the PBA and its regulations.
D. Cash Sweep
      Stelco will make additional pension plan payments to fund any solvency deficiency in the Stelco Main Pension Plans over the term of the New Province Note if Stelco generates free cash flow in excess of the formula described further below (the “Cash Flow Sweep”).
      The Cash Flow Sweep will be calculated off of free cash flow (“FCF”) which is defined as:
      Free Cash Flow = EBITDA (adjusted for pension and OPEB’s on a cash basis) less:

•	interest expense

•	cash income taxes

•	capex (net of financing raised)

•	debt principal payments (e.g. Slabco)
      The Cash Flow Sweep is calculated at 20% of FCF in excess of $75 million.
      The Cash Flow Sweep is capped at $50 million per annum for the fiscal years 2008 and 2009 and $75 million per annum for the fiscal years 2010 and 2011 and no cap thereafter.
      Negative FCF in one year can be carried forward by Stelco to the next year to reduce positive FCF in that year. There will be no carry forward of negative FCF for the calculation in year 2008.
      No Cash Flow Sweep payment is to be made if Stelco’s liquidity is less than $600 million. If the Cash Flow Sweep payment would cause Stelco’s liquidity to drop below $600 million, then the Cash Flow Sweep will be reduced accordingly, such that liquidity does not drop below $600 million as a result of the payment. Liquidity is calculated based on an average of the liquidity at the end of each of the three months in the last quarter of any applicable year.
      The Cash Flow Sweep calculation commences in fiscal 2008.

Court File No. 04-CL-5306
EXHIBIT C
ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

THE HONOURABLE	FRIDAY, THE 17th DAY
MR. JUSTICE FARLEY	OF DECEMBER, 2004
IN THE MATTER OF THE COMPANIES’ CREDITORS
ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED
AND IN THE MATTER OF A PROPOSED PLAN
OF COMPROMISE OR ARRANGEMENT WITH RESPECT TO
STELCO INC. AND THE OTHER APPLICANTS LISTED ON SCHEDULE “A”
APPLICATION UNDER THE COMPANIES’ CREDITORS ARRANGEMENT ACT,
R.S.C. 1985, c. C-36, AS AMENDED
CLAIMS PROCEDURE ORDER
      THIS MOTION, made by Stelco Inc. (“Stelco”) and the other Applicants listed on Schedule ‘A’ (collectively and together with Stelco, the “Applicants”), for an order establishing a claims procedure for the identification and quantification of certain claims was heard this day at 393 University Avenue, Toronto, Ontario.
      ON READING the Notice of Motion, the affidavit of Hap Stephen sworn December 8, 2004, the affidavit of Hap Stephen sworn December 16, 2004, the Fourteenth Report of Ernst & Young Inc. in its capacity as Court-appointed monitor of the Applicants (the “Monitor”) and on hearing from counsel for the Applicants, the Monitor, and such other counsel as were present and on being advised that the Service List as of December 8, 2004 was served with the Motion Record herein.
Service

1.	THIS COURT ORDERS that the time for service of the Notice of Motion and Motion Record herein be and is hereby abridged and that the motion is properly returnable today and further that service upon any interested party other than those parties served is hereby dispensed with.
Definitions and Interpretations

2.	THIS COURT ORDERS that, for the purposes of this Claims Procedure Order, in addition to the terms defined elsewhere, the following terms shall have the following meanings:

(a)	“Business Day” means a day, other than a Saturday or a Sunday, on which banks are generally open for business in Toronto, Ontario;

(b)	“Bond” means a bond or debenture issued pursuant to any of the Bondholder Trust Indentures and any bonds issued in substitution or replacement thereof;

(c)	“Bondholder” means a registered or beneficial holder of a Bond;

(d)	“Bondholder Trustee” means a trustee in respect of any issue of Bonds;

(e)	“Bondholder Trust Indentures” means the following: (a) the trust indenture dated November 30, 1989, as supplemented, between Stelco Inc. and The Royal Trust Company as Trustee, for $125,000,000 of 10.40% Retractable Debentures due in 2009; (b) the trust indenture dated January 8, 2002, as supplemented, between Stelco Inc. and CIBC Mellon Trust Company as Trustee, for $90,000,000 of 9.50% Convertible

Subordinated Debentures due in 2007; and (c) the trust indenture dated February 15, 1999 between Stelco Inc. and Montreal Trust Company of Canada as Trustee, for $150,000,000 of 8% Debentures due in 2006.

(f)	“CCAA” means the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36, as amended;

(g)	“CLA” means the Construction Lien Act, R.S.O. 1990, c.C-30, as amended;

(h)	“CLA Affidavit” means an affidavit establishing and substantiating a CLA Claimant’s entitlement to a lien pursuant to the CLA and containing sufficient details to enable the Applicants and the Monitor to determine whether a Claim constitutes a valid lien including but not limited to, the following:

(i)	all particulars with respect to the work performed which is relied upon by the CLA Claimant to establish an entitlement to a lien or trust under the CLA asserted in respect thereof, including the basis for asserting that such CLA Claimant is entitled to a lien and/or trust for such work; and

(ii)	copies of all contracts and supporting documents, such as purchase orders and any unpaid invoices relied upon to establish an entitlement to a lien and/or trust under the CLA.

(i)	“CLA Claimants” means those Persons that since the Filing Date have applied to Court and obtained orders lifting the stay of proceedings under the Initial Order to permit them to preserve and perfect lien claims under the CLA or in respect of whom the Applicants have consensually agreed to lift the stay of proceedings for such purposes;

(j)	“Claim” means:

(i)	Any right of any Person against one or more of the Applicants in connection with any indebtedness, liability or obligation of any kind of one or more of the Applicants in existence on the Filing Date and any interest accrued thereon and costs payable in respect thereof to and including the Filing Date, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known or unknown, by guarantee, surety, insurance deductible or otherwise, and whether or not such right is executory or anticipatory in nature, including the right or ability of any Person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action, whether existing at present or commenced in the future, which indebtedness, liability or obligation is based in whole or in part on facts existing prior to the Filing Date, and includes any other claims that would have been claims provable in bankruptcy had the applicable Applicant become bankrupt on the Filing Date; and

(ii)	a Restructuring Claim;

provided however, that in any case, “Claim” shall not include an Excepted Claim;

(k)	“Claims Bar Date” means 5:00 p.m. (Eastern Standard Time) on January 31, 2005, or such later date as may be ordered by this Court;

(l)	“Claims Officer” means the individuals designated by the Court pursuant to paragraph 8 of this Claims Procedure Order and such other Persons as may be designated by the Applicants and approved by the Monitor;

(m)	“Claims Procedure Order” refers to this Claims Procedure Order dated December 17, 2004 as amended from time to time;

(n)	“Court” means the Ontario Superior Court of Justice;

(o)	“Creditor” means any Person having a Claim and includes without limitation the transferee or assignee of a Claim transferred and recognized as a Creditor in accordance with this Order or a trustee, liquidator, receiver, receiver and manager, or other Person acting on behalf of such Person;

(p)	“Creditor’s Dispute Package” means a copy of the Notice of Revision or Disallowance associated with the Creditor’s Proof of Claim and the Dispute Notice;

(q)	“Disputed Claim” means a Claim or such portion thereof that is disputed by any of the Applicants or the Monitor;

(r)	“Dispute Notice” means the notice delivered by a Creditor to the Monitor and the Applicants with respect to a Claim pursuant to paragraph 27, which shall be substantially in the form attached as Schedule ‘F’ hereto;

(s)	“Excepted Claim” means, without prejudice to the Applicants’ right to seek amendments to this Claims Procedure Order and to propose a treatment of claims under the Plan and subject to further order of this Court, and only for the purposes of the claims procedure described herein:

(i)	Claims which arise pursuant to the Existing Stelco Financing Documents or the DIP Documents, as defined in the Initial Order;

(ii)	Claims secured by the CCAA Charges, as defined in the Initial Order, and any further charge ordered by this Court;

(iii)	Claims of any wholly owned subsidiary of an Applicant where such wholly owned subsidiary is not an Applicant itself (other than such claims that are the subject of a security interest in favour of a secured creditor of such subsidiary and the secured creditor is enforcing, or is entitled to enforce, its security in respect thereof as of the date hereof);

(iv)	Claims of non-bargaining unit employees, salaried employees, officers and directors for all amounts owing to them in their capacity as such by statute or otherwise for or in connection with accrued salary, accrued wages, accrued bonuses, fees and expenses, reimbursement obligations, accrued vacation leave and accrued vacation pay;

(v)	Claims arising from the provision of group benefits or pension benefits to both current and former non-bargaining unit and salaried employees and their beneficiaries;

(vi)	Claims of bargaining unit (unionized) employees and/or the union(s) under the provisions of any collective agreement or any employment-related statute;

(vii)	Claims of any Director (as defined in the Initial Order) pursuant to any indemnity from any Applicant which are not otherwise covered by the CCAA Charges;

(viii)	Claims imposed by statute and referred to in Section 18.2 of the CCAA;

(ix)	that portion of a Claim arising from a cause of action for which the Applicants are fully insured.

(t)	“Equipment Lease” means a lease to an Applicant as lessee, of personal property (including fixtures, equipment and motor vehicles), whether such lease is an operating lease or a security agreement;

(u)	“Filing Date” means January 29, 2004;

(v)	“Initial Order” means the Initial Order of the Honourable Mr. Justice Farley dated January 29, 2004, as amended, restated or varied from time to time;

(w)	“Instruction Letter” means the instruction letter to Creditors, in substantially the form attached as Schedule ‘C’ hereto, regarding the completion of a Proof of Claim by a Creditor and the claims procedure described herein;

(x)	“Known Creditors” means:

(i)	those Creditors which the financial or other records of an Applicant disclose were owed monies by such Applicant as of the Filing Date, and which monies remain unpaid in whole or in part; and

(ii)	any Person who commenced a legal proceeding in any court in respect of a cause of action which arose prior to the Filing Date, and which was served on an Applicant; and

(iii)	Secured Creditors;

(y)	“Notice of Revision or Disallowance” means the notice delivered by the Monitor to a Creditor in accordance with paragraph 25 which forms part of the Creditor’s Dispute Package, which shall be substantially in the form attached as Schedule ‘E’ hereto;

(z)	“Notice to Creditors” means the notice to Creditors for publication in accordance with paragraph 14, which shall be substantially in the form attached as Schedule ‘B’ hereto;

(aa)	“Person” means any individual, corporation, limited or unlimited liability company, general or limited partnership, association, trust, unincorporated organization, joint venture, government or any agency or instrumentality thereof or any other entity;

(bb)	“Plan” means the proposed plan(s) of compromise or arrangement to be filed by any or all of the Applicants pursuant to the CCAA, as the same may be amended, supplemented or restated from time to time;

(cc)	“Proof of Claim” means the form to be completed and filed by a Creditor setting forth its purported Claim, which shall be substantially in the form attached as Schedule ‘D’ hereto and in the case of a CLA Claimant includes a CLA Affidavit;

(dd)	“Proof of Claim Document Package” means a document package which shall include a copy of the Instruction Letter, a Proof of Claim, and such other materials as the Monitor or Applicants may consider appropriate or desirable;

(ee)	“Restructuring Claim” means any right of any Person against one or more of the Applicants in connection with any indebtedness, liability or obligation of any kind owed to such Person arising out of the restructuring, repudiation or termination after the Filing Date of any contract, lease or other agreement whether written or oral provided, however a “Restructuring Claim” shall not include Excepted Claims;

(ff)	“Restructuring Claims Bar Date” means 5:00 p.m. (Eastern Standard Time) on the date established for such purpose by further order of this Court;

(gg)	“Secured Creditor” means all Claims of a Creditor, other than Excepted Claims, that are secured by security validly charging or encumbering assets of any of the Applicants (including statutory and possessory liens, and Equipment Leases which create security interests) and which were duly and properly perfected in accordance with the relevant legislation in the appropriate jurisdiction as of the Filing Date, and Claims secured by real property owned by an Applicant which are subject to a valid mortgage registered against title to such property to the extent of such security or real property mortgage and having regard to, among other things, the priority of such security or mortgage;

(hh)	“Website” means the website of counsel to the Applicants, www.mccarthy.ca/en/ccaa.

3.	THIS COURT ORDERS that all reference as to time herein shall mean local time in Toronto, Ontario, Canada, and any reference to an event occurring on a Business Day shall mean prior to 5:00 P.M. on such Business Day unless otherwise indicated herein.

4.	THIS COURT ORDERS that all references to the word “including” shall mean “including without limitation”.

5.	THIS COURT ORDERS that references to the singular herein include the plural, the plural include the singular, and any gender includes the other gender.
General Provisions

6.	THIS COURT ORDERS that the Monitor is hereby authorized to use reasonable discretion as to the adequacy of compliance with respect to the manner in which Proofs of Claim, Notices of Revision or Disallowance and Dispute Notices are completed and executed, and may, where they are satisfied that a Claim has been adequately proven, waive strict compliance with the requirements of this Order as to completion and execution of Proofs of Claim, Notices of Revision or Disallowance and Dispute Notices and to request any further documentation the Monitor may require in order to enable it to determine the validity of a Claim.

7.	THIS COURT ORDERS that any Claim denominated in any currency other than Canadian dollars shall, for the purposes of this Claims Procedure Order only (and without prejudice to the terms of the Plan), be converted to and shall constitute obligations in Canadian dollars, such calculation to be effected using the Bank of Canada noon spot rate on the Filing Date (exchange rate conversion on such date was:

US$1 = CAD$1.3339 and 1 Euro = CAD$1.6528).
Claims Officer

8.	THIS COURT ORDERS that, the Honourable Allan McNiece Austin, Q.C., the Honourable Patrick T. Galligan, Q.C., the Honourable Edward Saunders, Q.C., Max Shafir, Q.C. and such other Persons as may be designated by the Applicants and approved by the Monitor, be and are hereby appointed as Claims Officers for the claims procedure described herein. The Honourable Edward Saunders, Q.C. shall act as the supervising Claims Officer and shall co-ordinate the hearing of all Claims.

9.	THIS COURT ORDERS that, subject to the discretion of the Court, the Claims Officer shall determine the validity and amount of Disputed Claims in accordance with this Claims Procedure Order and to the extent necessary may determine whether any Claim or part thereof constitutes an Excepted Claim. The Claims Officer shall determine all procedural matters which may arise in respect of his determination including the manner in which any evidence may be adduced. The Claims Officer shall have the discretion to determine by whom and to what extent the costs of any hearing before the Claims Officer shall be paid.
Monitor’s Role

10.	THIS COURT ORDERS that the Monitor, in addition to its prescribed rights, duties, responsibilities and obligations under the CCAA and under the Initial Order, shall assist the Applicants in connection with the administration of the claims procedure provided for herein, including the determination of Claims of Creditors, as requested by the Applicants from time to time, and is hereby directed and empowered to take such other actions and fulfill such other roles as are contemplated by this Order.
Notice to Known Creditors

11.	THIS COURT ORDERS that:

(a)	The Applicants shall send a copy of the Proof of Claim Document Package to each Known Creditor, other than Bondholders, by ordinary pre-paid mail or courier as soon as practicable to the last known address for such Creditor on the Applicants’ books and records, but in no event later than 11:59 p.m. on the third Business Day following the issuance of this Claims Procedure Order. The delivery of the Proof of Claim Document Package to a Creditor shall not constitute an admission by the Applicants of any liability of the Applicants to any Person.

(b)	The Applicants shall send by ordinary pre-paid mail or courier as soon as practicable and in any event no later than 11:59 p.m. on the third Business Day following the issuance of this Claims Procedure Order a Proof of Claim Document Package to each Bondholder Trustee.

(c)	The Applicants shall send a copy of the Proof of Claim Document Package to each Creditor with a Restructuring Claim that arose after the date hereof but prior to the Restructuring Claims Bar Date by ordinary pre-paid mail or courier as soon as practicable, and in any event, no later than the date established for such purpose by further order of this Court;

(d)	The Applicants shall send by ordinary pre-paid mail or courier, as soon as practicable following receipt of a request therefor, a copy of the Proof of Claim Document Package to any Person claiming to be a Creditor and requesting such material, or in the alternative, notify the purported Creditor that it may obtain an electronic copy of the Proof of Claim Document Package on the Website.

12.	THIS COURT ORDERS that service by the Applicants of the Proof of Claim Document Packages on Creditors and publication of the Notice to Creditors in the manner set forth herein shall constitute good and sufficient service upon the Creditors of notice of these proceedings, this Claims Procedure Order and the Claims Bar Date and no other form of service or notice need be made by the Applicants or the Monitor.

13.	THIS COURT ORDERS that the forms of Notice to Creditors, Instruction Letter, Proof of Claim, Notice of Revision or Disallowance and Dispute Notice substantially in the forms respectively attached as Schedules ‘B’, ‘C’, ‘D’, ‘E’ and ‘F’ to this Claims Procedure Order, are hereby approved. Despite the foregoing, the Applicants and the Monitor may, from time to time, make minor changes to such forms as the Applicants and the Monitor consider necessary or desirable.

Publication of Notice to Creditors

14.	THIS COURT ORDERS that the Applicants shall cause the Notice to Creditors to be published on two separate days on or before January 12, 2005 in The Globe and Mail (National Edition), The Hamilton Spectator, the Welland Tribune, The Simcoe Reformer, La Presse (in French) and The Wall Street Journal (Global and U.S. Editions).

15.	THIS COURT ORDERS that Stelco shall post an electronic copy of the Notice to Creditors on its website, and electronic copies of both the Notice to Creditors and the Proof of Claim Document Package shall be posted on the Website from December 20, 2004 until the first date approved by this Court for a meeting of Creditors.
Filing of Proofs of Claim

16.	THIS COURT ORDERS that any Person asserting a Claim, including a Restructuring Claim which arose before the date hereof, against one or more of the Applicants shall file a Proof of Claim with the Monitor on or before the Claims Bar Date.

17.	THIS COURT ORDERS that any Person asserting a Restructuring Claim which arose after the date hereof against one or more Applicants shall file a Proof of Claim with the Monitor on or before the Restructuring Claims Bar Date.

18.	THIS COURT ORDERS that each Bondholder Trustee shall be authorized to file a Proof of Claim on behalf of Bondholders on or before the Claims Bar Date in respect of the Bonds for which such Bondholder Trustee acts. In this regard, the process herein for identifying and quantifying Claims will apply to Claims pursuant to Bonds on an aggregate basis for each Bondholder Trust Indenture and Bondholders are not required to file individual Proofs of Claim in respect of Claims pursuant to their Bonds.

19.	THIS COURT ORDERS that the process for determining each individual Bondholder’s Claim for voting purposes will be established by further order of this Court.

20.	THIS COURT ORDERS that, subject to paragraph 18 with respect to Claims pursuant to Bonds, each Creditor shall file a separate Proof of Claim for each individual Applicant against which it asserts a Claim.

21.	THIS COURT ORDERS that subject to paragraph 18, each Creditor shall include any and all Claims it asserts against an individual Applicant in a single Proof of Claim.

22.	THIS COURT ORDERS that subject to paragraph 18, any Creditor that does not file a Proof of Claim as provided for in paragraphs 16, 17, 18, 20 and 21 hereof so that such Proof of Claim is received by the Monitor on or before the Claims Bar Date or the Restructuring Claims Bar Date, as applicable, or such later date as the Monitor and the Applicants may agree in writing or this Court may otherwise order:

(a)	shall be and is hereby forever barred from making or enforcing any Claim(s) against an Applicant and the Claim(s) shall be forever extinguished;

(b)	shall not be entitled to any further notice; and

(c)	shall not be entitled to participate as a Creditor in these proceedings.

23.	THIS COURT ORDERS that creditors with Excepted Claims shall not be required to file a Proof of Claim in this process, unless required to do so by further order of this Court.
Determination of Claims

24.	THIS COURT ORDERS that the Monitor, in conjunction with the Applicants, shall review each Proof of Claim received by the Claims Bar Date or Restructuring Claims Bar Date, as applicable, and shall either accept, revise or disallow the amount claimed for voting and/or distribution purposes under the Plan.

Notices of Revision or Disallowance

25.	THIS COURT ORDERS that if the Monitor, in conjunction with the Applicants, disputes the amount of a Claim set forth in a Proof of Claim, the Monitor may:

(a)	in conjunction with the Applicants, attempt to consensually resolve the amount of the Claim with the Creditor; and/or

(b)	send a Creditor’s Dispute Package to the Creditor by no later than March 1, 2005 or such other date as may be agreed to between the Monitor and the Creditor.

26.	THIS COURT ORDERS that if the Monitor does not send a Creditor’s Dispute Package to a Creditor by the date set out in paragraph 25 hereof then, subject to further order of this Court, the value of the Creditor’s Claim for voting and distribution purposes under the Plan shall be deemed to be accepted as final and binding as set out in the Proof of Claim.
Dispute Notices

27.	THIS COURT ORDERS that any Creditor who receives a Creditor’s Dispute Package and who does not agree with the amount of Claim set out in the Notice of Revision or Disallowance, shall file a Dispute Notice with the Monitor by the earlier of eight (8) Business Days following receipt of the Creditor’s Dispute Package and March 7, 2005, or such later date as the Monitor and the Applicants may agree, in writing, or this Court may otherwise order.

28.	THIS COURT ORDERS that upon receipt of a Dispute Notice, the Monitor, in conjunction with the Applicants, may attempt to consensually resolve the amount of the Claim for voting and/or distribution purposes with the Creditor and/or deliver a copy of the Creditor’s Dispute Package and the Creditor’s Proof of Claim to the supervising Claims Officer.

29.	THIS COURT ORDERS that if the Monitor, in conjunction with the Applicants, is unable to resolve the dispute in respect of a Claim, a Creditor’s Claim may be accepted by the Monitor and the Applicants for voting purposes only in which case the Claim shall be determined by a Claims Officer solely for distribution purposes in accordance with Paragraph 33.

30.	THIS COURT ORDERS that prior to a hearing date being set by the Claims Officer, any Creditor who has submitted a Dispute Notice to the Monitor in accordance with paragraph 27, the Monitor or an Applicant, notwithstanding any other provisions of this Order, may apply to this Court to seek leave to have a Claim determined by the Court for voting and/or distribution purposes, rather than having the Claim first determined by the Claims Officer as provided in paragraphs 28, 29, 32, 33 and 34 hereof.

31.	THIS COURT ORDERS that if a Creditor who receives a Creditor’s Dispute Package does not file a Dispute Notice in accordance with paragraph 27 hereof, then the value of such Creditor’s Claim for voting and distribution purposes as allowed by the Monitor in the Notice of Revision or Disallowance shall be deemed to be accepted as finally binding.
Claims Officer Hearing

32.	THIS COURT ORDERS that upon receipt of a Creditor’s Dispute Package and the Creditor’s Proof of Claim, the Claims Officer hearing the dispute shall schedule and conduct a hearing to determine the Creditor’s Claim for voting purposes. The Claims Officer hearing the dispute shall notify the Applicants, the Monitor and the Creditor of the Claims Officer’s determination of the Creditor’s Claim for voting purposes as soon as practicable thereafter, but in no event later than five (5) Business Days prior to any meeting of creditors ordered by the Court. Notwithstanding anything contained herein, subject to further order of the Court, nothing shall prejudice or delay the ability of the Applicants to hold a meeting of creditors.

33.	THIS COURT ORDERS that upon receipt of a Creditor’s Dispute Package and the Creditor’s Proof of Claim the Claims Officer hearing the dispute shall schedule and conduct a hearing to determine the value of the Creditor’s Claim for distribution purposes. The Claims Officer hearing the dispute shall notify the Applicants, the Monitor and the Creditor of the Claims Officer’s determination of the value of the Creditor’s Claim for distribution purposes as soon as practicable thereafter, but in no event later than the date established for such purpose by further order of the Court.

34.	THIS COURT ORDERS that, in the discretion of the Claims Officer, the determination of a Claim for voting and distribution purposes may be made at a single hearing in which case the deadline set forth in paragraph 32 shall apply.

35.	THIS COURT ORDERS that an Applicant or the Creditor may appeal the Claims Officer’s determination to this Court within five (5) Business Days of notification of the Claims Officer’s determination of the value of such Creditor’s Claim by serving upon the Applicants or the Creditor, as applicable, and the Monitor and filing with this Court a notice of motion returnable on a date to be fixed by this Court. If an appeal is not filed within such period, then the Claims Officer’s determination shall, subject to further order of this Court, be final and binding on the Applicants and the Creditor.
Set-Off

36.	THIS COURT ORDERS that the Applicants may set-off (whether by way of legal, equitable or contractual set-off) against payments or other distributions to be made pursuant to the Plan to any Creditor, any claims of any nature whatsoever that any of the Applicants may have against such Creditor, however, neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Applicants of any such claim that the Applicants may have against such Creditor.
Notice of Transferees

37.	THIS COURT ORDERS that leave is hereby granted from the date of this Order until ten (10) Business Days prior to the date fixed by the Court for a meeting of Creditors to vote on a Plan, to permit a Creditor to provide a notice of assignment or transfer of Claim to the Applicants, subject to paragraph 38.

38.	THIS COURT ORDERS that if, after the Filing Date, the holder of a Claim transfers or assigns the whole of such Claim to another Person, neither the Monitor nor the Applicants shall be obligated to give notice or otherwise deal with the transferee or assignee of such Claim in respect thereof unless and until actual notice of transfer or assignment, together with satisfactory evidence of such transfer or assignment, shall have been received and acknowledged by the Monitor in writing and thereafter such transferee or assignee shall for the purposes hereof constitute the “Creditor” in respect of such Claim. Any such transferee or assignee of a Claim shall be bound by any notices given or steps taken in respect of such Claim in accordance with this Order prior to receipt and acknowledgment by the Monitor of satisfactory evidence of such transfer or assignment. A transferee or assignee of a Claim takes the Claim subject to any rights of set-off to which an Applicant may be entitled with respect to such Claim. For greater certainty, a transferee or assignee of a Claim is not entitled to set-off, apply, merge, consolidate or combine any Claims assigned or transferred to it against or on account or in reduction of any amounts owing by such Person to any of the Applicants. No transfer or assignment shall be received for voting purposes unless such transfer shall have been received by the Monitor no later than ten (10) Business Days prior to the date to be fixed by the Court for voting upon the Plan. Reference to transfer in this Order includes a transfer or assignment whether absolute or intended as security.

39.	THIS COURT ORDERS that if, after the Filing Date, the holder or subsequent holder of the whole of a Claim who has been acknowledged by the Monitor as the Creditor in respect of the Claim, transfers or assigns the whole of such Claim to more than one Person or part of such Claim to another Person or Persons, such transfer or assignment shall not create a separate Claim or Claims and such Claim shall continue to constitute and be dealt with as a single Claim. Notwithstanding such transfer or assignment, the Applicants and the Monitor shall in each such case not be bound to recognize or acknowledge any such transfer or assignment and shall be entitled to give notices to and to otherwise deal with such Claim only as a whole and only to and with the Person last holding such Claim in whole as the Creditor in respect of such Claim, provided such Creditor may, by notice in writing to the Monitor in accordance with paragraph 38 direct the subsequent dealings in respect of such Claim, but only as a whole, shall be with a specified Person and in such event, such transferee or assignee of the Claim and the whole of such Claim shall be bound by any notices given or steps taken in respect of such Claim in accordance with this Order.
Service and Notice

40.	THIS COURT ORDERS that the Applicants and the Monitor may, unless otherwise specified by this Claims Procedure Order, serve and deliver the Proof of Claim Document Package, any letters, notices or other documents to Creditors or other interested Persons by forwarding true copies thereof by prepaid ordinary mail, courier, personal delivery or facsimile transmission to such Persons at the physical or electronic address, as applicable, last shown on the books and records of the Applicants. Any such service and delivery shall be deemed to have been received: (i) if sent by ordinary mail, on the third Business Day after mailing within Ontario, the fifth Business Day after mailing within Canada (other than within Ontario), and the tenth Business Day after mailing internationally; (ii) if sent by courier or personal delivery, on the next Business Day following dispatch; and (iii) if delivered by facsimile transmission on a Business Day, on such Business Day and if delivered other than on a Business Day, on the following Business Day.

41.	THIS COURT ORDERS that any notice or other communication (including, without limitation, Proofs of Claim and Dispute Notices) to be given under this Order by a Creditor to the Monitor shall be in writing in substantially the form, if any, provided for in this Order and will be sufficiently given only if delivered by prepaid registered mail, courier, personal delivery or facsimile transmission addressed to:

            Ernst & Young Inc., the Court-appointed Monitor of the Applicants
By Mail:
c/o Stelco Inc.
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Canada
By Courier:
c/o Stelco Inc.
386 Wilcox Street
Hamilton, Ontario L8L 8K5
Canada
Attention: Claims Process
Telephone: (905) 528-2511, ext. 2499
Fax: (905) 308-7099

Any such notice or other communication delivered by a Creditor shall be deemed to be received upon actual receipt by the Monitor thereof during normal business hours on a Business Day or if delivered outside of normal business hours, on the next Business Day.

42.	THIS COURT ORDERS that if during any period during which notices or other communications are being given pursuant to this Claims Procedure Order a postal strike or postal work stoppage of general application should occur, such notices or other communications sent by ordinary mail and then not received shall not, absent further order of this Court, be effective and notices and other communications given hereunder during the course of any such postal strike or work stoppage of general application shall only be effective if given by courier, personal delivery, or facsimile transmission in accordance with this Order.
Miscellaneous

43.	THIS COURT ORDERS that notwithstanding any other provision of this Claims Procedure Order, the solicitation by the Monitor or the Applicants of Proofs of Claim, and the filing by any Creditor of any Proof of Claim shall not, for that reason only, grant any Person any standing or rights under any proposed Plan.

44.	THIS COURT ORDERS that nothing in this Claims Procedure Order shall constitute or be deemed to constitute an allocation or assignment of Claims or Excepted Claims by the Applicants into particular affected or unaffected classes for the purpose of a Plan and, for greater certainty, the treatment of Claims, Excepted Claims or any other claims is to be subject to a Plan and the classes of creditors for voting and distribution purposes shall be subject to the terms of any proposed Plan or further order of this Court.

45.	THIS COURT ORDERS that in the event that no Plan is approved by this Court, the Claims Bar Date and Restructuring Claims Bar Date shall be of no effect in any subsequent proceeding or distribution with respect to any and all Claims made by Creditors.

46.	THIS COURT ORDERS AND REQUESTS the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada (including the assistance of any court in Canada pursuant to section 17 of the CCAA) and the Federal Court of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body of the United States and the states or other subdivisions of the United States and of any other nation or state, to act in aid of and to be complementary to this Court in carrying out the terms of this order.

SCHEDULE ‘A’
CHT Steel Company Inc.
Stelco Inc.
Stelpipe Ltd.
Stelwire Ltd.
Welland Pipe Ltd.

SCHEDULE ‘B’

NOTICE TO CREDITORS OF
STELCO INC., CHT STEEL COMPANY INC., STELPIPE LTD., STELWIRE LTD.
AND WELLAND PIPE LTD. (collectively, the “Applicants”)

Re:	NOTICE OF CLAIMS PROCEDURE FOR THE APPLICANTS PURSUANT TO THE COMPANIES’ CREDITORS ARRANGEMENT ACT (“CCAA”)
NOTICE IS HEREBY GIVEN pursuant to an order of the Superior Court of Justice of Ontario (the “Court”) dated December 17, 2004 (the “Order”) that the Court has ordered that Proof of Claim Document Packages (as defined in the Order) are to be sent to various known creditors of the Applicants as specified in the Order. A copy of the Order and the Proof of Claim Document Package can be obtained from the website of counsel for the Applicants at www.mccarthy.ca/en/ccaa.
Any person who believes that they have a claim against any of the Applicants which claim arose prior to January 29, 2004, whether liquidated, contingent or otherwise, should send a separate Proof of Claim for each Applicant against which it asserts a Claim to the Monitor to be received by 5:00 p.m. (Eastern Standard Time) on January 31, 2005 (the “Claims Bar Date”).
In addition any person who has a claim arising after January 29, 2004 as a result of the restructuring, repudiation or termination prior to December 17, 2004 of any contract lease or other agreement should send a Proof of Claim to the Monitor to be received by 5:00 p.m. (Eastern Standard Time) on or before the Claims Bar Date, January 31, 2005. A separate claims bar date will be set by further order of the Court for claims arising from the restructuring, repudiation or termination of any contract, lease or other agreement after December 17, 2004.
Individual Bondholders are not required to file Proofs of Claim at this time as the trustees under the applicable trust indentures are authorized to file aggregated Proofs of Claim for each series of Bonds.
CLAIMS WHICH ARE NOT RECEIVED BY THE CLAIMS BAR DATE WILL BE BARRED AND EXTINGUISHED FOREVER AND SUCH CREDITORS WILL NOT BE ENTITLED TO PARTICIPATE IN ANY PLAN OF ARRANGEMENT OR COMPROMISE.
Creditors who have not received a Proof of Claim Document Package from the Applicants can obtain a copy from the website of counsel for the Applicants at www.mccarthy.ca/en/ccaa or by contacting the Monitor by telephone at (905) 528-2511, ext. 2499.
DATED this __________________ day of ____________________________________, 2004.

SCHEDULE ‘C’

INSTRUCTION LETTER
FOR THE CLAIMS PROCEDURE FOR
STELCO INC., CHT STEEL COMPANY INC., STELPIPE LTD., STELWIRE LTD.
AND WELLAND PIPE LTD. (collectively, the “Applicants”)

Claims Procedure
By order of the Honourable Mr. Justice Farley dated December 17, 2004 (as may be amended from time to time, the “Claims Procedure Order”) under the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C-36 (the “CCAA”), the Applicants have been authorized to conduct a claims procedure (the “Claims Procedure”). A copy of the Claims Procedure Order can be obtained from the website of counsel for the Applicants at www.mccarthy.ca/en/ccaa.
This letter provides general instructions for completing the Proof of Claim form. As of the date of this instruction letter, there have been no proposed plans of arrangement or compromise pursuant to the CCAA. Defined terms not defined within this instruction letter shall have the meaning ascribed thereto in the Claims Procedure Order.
The Claims Procedure is intended for any Person with a Claim of any kind or nature whatsoever, other than an Excepted Claim, against any or all of the Applicants arising on or prior to January 29, 2004, whether unliquidated, contingent or otherwise. In addition, the Claims Procedure is intended for any Person with any Claim arising after January 29, 2004 as the result of the restructuring, repudiation or termination prior to December 17, 2004 of any contract, lease or other type of agreement. Please review the Claims Procedure Order for the complete definition of Claim and Excepted Claim.
Individual Bondholders are not required to file Proofs of Claim at this time as the trustees under the applicable trust indentures are authorized to file aggregated Proofs of Claim for each series of Bonds.
All notices and inquiries with respect to the Claims Procedure should be directed to the Monitor by prepaid registered mail, courier, personal delivery or facsimile transmission at the address below:
Ernst & Young Inc., the Court-appointed Monitor of the Applicants
            By Mail:
c/o Stelco Inc.
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Canada
By Courier:
c/o Stelco Inc.
386 Wilcox Street
Hamilton, Ontario L8L 8K5
Canada
Attention: Claims Process
Tel: (905) 528-2511, ext. 2499
Fax: (905) 308-7099
For Creditors Submitting a Proof of Claim Form
If you believe that you have a Claim against any or all of the Applicants you must file a Proof of Claim form with the Monitor. A separate Proof of Claim must be filed for each Applicant against which you believe you have a Claim. All Proofs of Claim for Claims arising prior to January 29, 2004 or Claims arising after January 29, 2004 arising out of the restructuring, repudiation or termination of contracts, leases or other agreements on or before December 17, 2004 must be received by the Monitor on or before 5:00 pm (Eastern Standard Time) on January 31, 2005, unless the Monitor and the Applicants agree in writing or the Court orders that the Proof of Claim be accepted after that date.
If your Claim against the Applicants is being asserted on the basis of a trust or lien claim pursuant to the Ontario Construction Lien Act (“CLA”), in addition to the Proof of Claim form, you must also submit an affidavit which contains sufficient details to enable the Applicants and the Monitor to determine whether your purported Claim constitutes a valid trust and/or lien including but not limited to, the following:

(a)	all particulars with respect to the work performed which is relied upon by the CLA Claimant to establish an entitlement to a lien and/or trust under the CLA, including the basis for asserting that such CLA Claimant is entitled to a lien and/or trust for such work; and

(b)	copies of all contracts and supporting documents, such as purchase orders and any unpaid invoices relied upon to establish an entitlement to a lien and/or trust under the CLA.
All Claims are to be filed in the currency of the transactions. For the purposes of the Claims Procedure, only (and without prejudice to the terms of any plan of arrangement or compromise) Claims in foreign currency will be converted to Canadian dollars at the Bank of Canada noon spot rate as at January 29, 2004 (exchange rate conversions on such date were US$1 = CAD$1.3339 and 1 Euro = CAD$1.6528).
Additional Proof of Claim forms can be obtained from the website of counsel for the Applicants at www.mccarthy.ca/en/ccaa or by contacting the Monitor at (905) 528-2511, ext. 2499 and by providing the particulars as to your name, address, facsimile number, email address and contact person. Once the Monitor has this information, you will receive, as soon as practicable, additional Proof of Claim forms.
DATED this __________________ day of ____________________________________, 2004.

SCHEDULE ‘D’

PROOF OF CLAIM
FOR CREDITORS OF STELCO INC., CHT STEEL COMPANY INC., STELPIPE LTD.,
STELWIRE LTD. AND WELLAND PIPE LTD. (EACH AN “APPLICANT”
AND COLLECTIVELY THE “APPLICANTS”)

Please read carefully the enclosed Instruction Letter for completing this Proof of Claim form. Defined terms not defined within this Proof of Claim form shall have the meaning ascribed thereto in the order dated December 17, 2004, as may be amended from time to time (the “Claims Procedure Order”). A separate Proof of Claim should be submitted for each Applicant against which you assert a Claim. Please print legibly.

1.	Company against which you assert a claim:
            Check only one company for each Proof of Claim. If you have Claims against more than one company you must file a separate Proof of Claim for each.

Stelwire Ltd.	☐	Stelco Inc.	☐
Welland Pipe Ltd.	☐	Stelpipe Ltd.	☐
CHT Steel Company Inc.	☐
            (the “Applicant”)

2.	Particulars of creditor:

(a)	Full Legal Name of Creditor (include trade name, if different):

            (the “Creditor”). The full legal name should be the name of the Creditor of the Applicants, notwithstanding whether an assignment of a Claim, or a portion thereof, has occurred prior to or following January 29, 2004.

(b)	Full Mailing Address of the Creditor:

            The mailing address should be the mailing address of the Creditor and not any assignee.

(c)	Other Contact Information of the Creditor:

Telephone Number:

Email Address:

Facsimile Number:

Attention (Contact Person):

(d)	Has the claim set out herein been sold, transferred or assigned by the Creditor to another party?

Yes: ☐ No: ☐

3.	Particulars of Assignee(s) (if applicable)
            If the Claim set out herein has been sold, transferred or assigned, complete the required information set out below. If there is more than one assignee, please attach a separate sheet which contains all of the required information set out below for each assignee.

(a)	Full Legal Name of Assignee:

(b)	Full Mailing Address of the Assignee:

      Other Contact Information of the Assignee:

Telephone Number:

Email Address:

Facsimile Number:

Attention (Contact Person):

4.	Proof of Claim
      THE UNDERSIGNED HEREBY CERTIFIES AS FOLLOWS:

(a)	That I:

☐ am a Creditor of one or more of the Applicants; OR

☐	am

(state position or title)

of
(name of Creditor)

(b)	That I have knowledge of all the circumstances connected with the Claim described and set out below;

(c)	The Applicant was and still is indebted to the Creditor as follows (include all Claims that you assert against the Applicant. Claims should be filed in the currency of the transactions and such currency should be indicated as provided below):

(i)	Claim arising on or prior to January 29, 2004:

$

(Currency)

(ii)	Restructuring Claim:

(See Claims Procedure Order for complete definition of Restructuring Claim.)

$

(Currency)

(iii)	TOTAL CLAIM:

$

(Currency)		Total of (i) plus (ii)

For the purposes of the Claims Procedure Order only (and without prejudice to the terms of any plan of arrangement or compromise), Claims in a foreign currency will be converted to Canadian dollars at the Bank of Canada noon spot rate as at January 29, 2004. (exchange rate conversions on such date were: US$1 = CAD$1.3339 and 1 Euro = CAD$1.6528).

5.	Nature of Claim
      (Check and complete appropriate category)

☐	Unsecured Claim of		$
(Currency)
☐	Secured Claim of		$
(Currency)

In respect of this debt, I hold security over the assets of the Applicant valued at ______________________________
$______________________________, the particulars of which security and value are attached to
(Currency)
this Proof of Claim form.

(Give full particulars of the security, including the date on which the security was given the value which you ascribe to the assets charged by your security, the basis for such valuation and attach a copy of the security documents evidencing the security.)

6.	Particulars of Claim
      Other than as already set out herein, the particulars of the undersigned’s total Claim against the Applicant are attached on a separate sheet.

Provide all particulars of the Claim and supporting documentation that you feel will assist in the determination of your Claim. At a minimum, you are required to provide the invoice date, invoice number, the amount of each outstanding invoice and the related purchase order number. Further particulars may include the following if applicable: a description of the transaction(s) or agreement(s) giving rise to the Claim; name of any guarantor which has guaranteed the Claim; details of all credits, discounts etc claimed; description of the security if any, granted by the affected Applicant to the Creditor, the estimated value of such security and the basis for such valuation; and the particulars of any Restructuring Claim.

7.	Filing of Claim
      This Proof of Claim form must be received by the Monitor by no later than 5:00 pm (Eastern Standard Time) on January 31, 2005, by either prepaid registered mail, personal delivery, courier, facsimile transmission at the following address:

Ernst & Young Inc., the Court-appointed Monitor of the Applicants

By Mail:
c/o Stelco Inc.
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Canada

By Courier:
c/o Stelco Inc.
386 Wilcox Street
Hamilton, Ontario L8L 8K5
Canada

Attention: Claims Process
Tel: (905) 528-2511, ext. 2499
Fax: (905) 308-7099
Failure to file your Proof of Claim and any required documentation as directed by 5:00 pm on January 31, 2005 (Eastern Standard Time) will result in your Claim being barred and you will be prohibited from making or enforcing a Claim against the Applicants and shall not be entitled to further notice or distribution, if any, and shall not be entitled to participate as a Creditor, in these proceedings.
DATED this _______________ day of ____________________________________, 200 ___.

Name of creditor:

Per:

Witness		Name:
Title:
(please print)

SCHEDULE ‘E’

NOTICE OF REVISION OR DISALLOWANCE FOR VOTING
AND/ OR DISTRIBUTION PURPOSES
FOR CREDITORS OF STELCO INC., CHT STEEL COMPANY INC.,
STELPIPE LTD., STELWIRE LTD. AND WELLAND PIPE LTD.
(EACH AN “APPLICANT” AND COLLECTIVELY THE “APPLICANTS”)

Claim Reference Number:

Name of Applicant:

TO:

(Name of Creditor)
Defined terms not defined within this Notice of Revision or Disallowance shall have the meaning ascribed thereto in the order dated December 17, 2004 (the “Claims Procedure Order”). All dollar values contained herein are in Canadian dollars unless otherwise noted.
Pursuant to paragraph 25 of the Claims Procedure Order, Ernst & Young Inc., in its capacity as Court-appointed Monitor of the Applicant hereby gives you notice that it has reviewed your Proof of Claim in conjunction with the Applicant and has revised or disallowed your Claim. Subject to further dispute by you in accordance with the Claims Procedure Order your Claim will be allowed as follows:

Amount Allowed
by Monitor for
Proof of
	Claim Amount	Voting	Distribution

Unsecured Claim	$	$	$

Secured Claim	$	$	$

Restructuring Claim	$	$	$

Reason(s) for the Revision or Disallowance

Service of Dispute Notices
If you intend to dispute this Notice of Revision or Disallowance, you must by the earlier of eight (8) Business Days after receipt of this Notice of Revision or Disallowance and March 7, 2005 deliver to the Monitor a Dispute Notice (in the form enclosed) either by prepaid registered mail, personal delivery, courier or facsimile to the following address. In accordance with the Claims Procedure Order notices are deemed to have been received on the date of actual receipt thereof during normal business hours on a Business Day or if delivered outside of normal business hours, on the next Business Day.
            Ernst & Young Inc., the Court-appointed Monitor of the Applicants
By Mail:
c/o Stelco Inc.
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Canada
By Courier:
c/o Stelco Inc.
386 Wilcox Street
Hamilton, Ontario L8L 8K5
Canada
Attention: Claims Process
Tel: (905) 528-2511, ext. 2499
Fax: (905) 308-7099
IF YOU FAIL TO FILE YOUR DISPUTE NOTICE BY THE EARLIER OF EIGHT (8) BUSINESS DAYS AFTER RECEIPT OF THIS NOTICE OF REVISION OR DISALLOWANCE AND MARCH 7, 2005, THE VALUE OF YOUR CLAIM WILL BE DEEMED TO BE ACCEPTED AS FINAL AND BINDING AS SET OUT IN THIS NOTICE OF REVISION OR DISALLOWANCE.
DATED this __________________ day of ____________________________________, 2005.

SCHEDULE ‘F’

DISPUTE NOTICE
FOR VOTING AND/OR DISTRIBUTION PURPOSES
FOR CREDITORS OF STELCO INC., CHT STEEL COMPANY INC., STELPIPE LTD., STELWIRE LTD. AND WELLAND PIPE LTD.
(EACH AN “APPLICANT” AND COLLECTIVELY THE “APPLICANTS”)

Claim Reference Number:

Name of Company against
which a Claim is asserted:

1.	Particulars of Creditor

(a)	Full Legal Name of Creditor (include trade name, if different):

(the “Creditor”).

(b)	Full Mailing Address of the Creditor:

(c)	Other Contact Information of the Creditor:

Telephone Number:

Email Address:

Facsimile Number:

Attention (Contact Person):

2.	Particulars of Original Creditor from whom you acquired the Claim, if applicable:

(a)	Have you acquired this Claim by assignment? If yes, if not already provided, attach documents evidencing assignment.
Yes:     ☐                              No:     ☐

(b)	Full Legal Name of original creditor(s):

3.	Dispute of Revision or Disallowance of Claim for Voting and/or Distribution Purposes

For the purposes of the Claims Procedure Order only (and without prejudice to the terms of any plan of arrangement or compromise) claims in a foreign currency will be converted to Canadian dollars at the Bank of Canada noon spot rate as at January 29, 2004 (exchange rate conversions on such date were: US$1 = CAD$1.3339 and 1 Euro = CAD$1.6528).

The Creditor hereby disagrees with the value of its Claim as set out in the Notice of Revision or Disallowance and asserts a Claim as follows:

Amount Allowed
by Monitor for

	Voting	Distribution

Unsecured Claim	$	$

Secured Claim	$	$

Restructuring Claim	$	$

Amount claimed
by Creditor

	Voting	Distribution

Unsecured Claim	$	$

Secured Claim	$	$

Restructuring Claim	$	$

Reason(s) for the Dispute
(You must include a list of reasons as to why you are disputing your Claim as set out in the Notice of Revision or Disallowance.)

Service of Dispute Notices
If you intend to dispute the Notice of Revision or Disallowance, you must by the earlier of eight (8) Business Days after receipt of the Notice of Revision or Disallowance and March 7, 2005 deliver to the Monitor this Dispute Notice either by prepaid registered mail, personal service, courier, facsimile transmission to the following address. In accordance with the Claims Procedure Order notices shall be deemed to be received upon actual receipt thereof by the Monitor during normal business hours on a Business Day, or if delivered outside of normal business hours, on the next Business Day.

Ernst & Young Inc., the Court-appointed Monitor of the Applicants
By Mail:
c/o Stelco Inc.
P.O. Box 2030
Hamilton, Ontario L8N 3T1
Canada
By Courier:
c/o Stelco Inc.
386 Wilcox Street
Hamilton, Ontario L8L 8K5
Canada
Attention: Claims Process
Tel: (905) 528-2511, ext. 2499
Fax: (905) 308-7099
DATED this _______________ day of ____________________________________, 2005.

Name of creditor:

Per:

Witness		Name:
Title:
(please print)

IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED
AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF STELCO INC. AND OTHER APPLICANTS LISTED IN SCHEDULE “A” APPLICATION UNDER THE COMPANIES’ CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED
Court File No: 04-CL-5306

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)

Proceedings commenced at Toronto

CLAIMS PROCEDURE ORDER

McCarthy Tétrault LLP
Box 48, Suite 4700
Toronto Dominion Bank Tower
Toronto, ON M5K 1E6

Michael E. Barrack LSUC#: 21941W
Tel: (416) 601- 7894
Fax: (416) 868- 0673

James D. Gage LSUC#: 34676I
Tel: (416) 601- 7575
Fax: (416) 868- 0673

Geoff R. Hall LSUC#: 34701O
Tel: (416) 601- 7856
Fax: (416) 868- 0673

Solicitors for the Applicants

TDO-TIE #8678351 v.11

Court File No. 04-CL-5306
ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	TUESDAY, THE 4th
MR. JUSTICE FARLEY	DAY OF OCTOBER, 2005
IN THE MATTER OF THE COMPANIES’ CREDITORS
ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED
AND IN THE MATTER OF A PROPOSED PLAN
OF COMPROMISE OR ARRANGEMENT WITH RESPECT TO
STELCO INC. AND THE OTHER APPLICANTS LISTED IN SCHEDULE “A”
APPLICATION UNDER THE COMPANIES’ CREDITORS ARRANGEMENT ACT,
R.S.C. 1985, c. C-36, AS AMENDED
SUPPLEMENTARY CLAIMS PROCEDURE ORDER
      THIS MOTION, made by Stelco Inc. (“Stelco”) and the other Applicants listed on Schedule ‘A’ (collectively and together with Stelco, the “Applicants”), for an order amending and supplementing the Claims Procedure Order (as defined herein), was heard on October 3, 2005 at 361 University Avenue, Toronto, Ontario.
      ON READING the Notice of Motion, the affidavit of Hap Stephen sworn September 20, 2005, the Thirty-Seventh Report of Ernst & Young Inc. in its capacity as Court-appointed monitor of the Applicants (the “Monitor”), and on hearing the submissions of counsel for the Applicants, counsel for the Monitor, and such other counsel as were present:
Service

1.	THIS COURT ORDERS that the time for service of the Notice of Motion and Motion Record herein be and is hereby abridged and that the motion is properly returnable today and further that service upon any interested party other than those parties served is hereby dispensed with.
Application of the Claims Procedure Order

2.	THIS COURT ORDERS that except as expressly modified herein, the Claims Procedure Order remains in full force and effect and governs the procedures provided for herein.
Definitions and Interpretations

3.	THIS COURT ORDERS that, for the purposes of this Supplementary Claims Procedure Order, the following terms shall have the following meanings:

(a)	All other capitalized terms not otherwise defined herein have the meanings ascribed to them in the Claims Procedure Order.

(b)	“Claims Procedure Order” means the order made December 17, 2004 in respect of the procedures governing the proofs of claim, as amended and supplemented from time to time.

(c)	“Known Restructuring Claim” means any Restructuring Claim incurred from the date of the Claims Procedure Order to the Restructuring Claims Bar Date in respect of which the Applicants have issued a notice of repudiation pursuant to paragraph 24(f) of the Initial Order.

(d)	“Supplementary Creditor’s Dispute Package” means the Creditor’s Dispute Package as modified (i) to refer to this Supplementary Claims Procedure Order; and (ii) so that the deadlines set out therein conform to the deadlines provided for in this Supplementary Claims Procedure Order.

(e)	“Supplementary Notice to Creditors” means the Notice to Creditors as modified (i) to refer to this Supplementary Claims Procedure Order; and (ii) so that the deadlines set out therein conform to the deadlines provided for in this Supplementary Claims Procedure Order.

(f)	“Supplementary Proof of Claim Document Package” means the Proof of Claim Document Package as modified (i) to refer to this Supplementary Claims Procedure Order; and (ii) so that the deadlines set out therein conform to the deadlines provided for in this Supplementary Claims Procedure Order.
Late Claims

4.	THIS COURT ORDERS that the Monitor’s treatment of Proofs of Claim filed after the Claims Bar Date, as described in paragraphs 40 to 44 of the Thirty-Seventh Report of the Monitor, is approved.
Restructuring Claims

5.	THIS COURT ORDERS that the Restructuring Claims Bar Date is October 26, 2005.

6.	THIS COURT ORDERS that:

(a)	The Applicants shall send a copy of the Supplementary Proof of Claim Document Package to each party with a Known Restructuring Claim by facsimile or courier as soon as practicable to the last known address for such party on the Applicants’ books and records, but in no event later than 11:59 p.m. on the second Business Day following the issuance of this Supplementary Claims Procedure Order. The delivery of the Supplementary Proof of Claim Document Package to a party shall not constitute an admission by the Applicants of any liability of the Applicants to any Person.

(b)	The Applicants shall send by facsimile or courier, as soon as practicable following receipt of a request therefor, a copy of the Supplementary Proof of Claim Document Package to any Person claiming to have a Restructuring Claim arising between the date of the Claims Procedure Order and the Restructuring Claims Bar Date and requesting such material, or in the alternative, notify the purported Creditor that it may obtain an electronic copy of the Supplementary Proof of Claim Document Package on the Website.

7.	THIS COURT ORDERS that the Applicants shall cause the Supplementary Notice to Creditors to be published on one occasion on or before October 14, 2005 in The Globe and Mail (National Edition), The Hamilton Spectator, the Welland Tribune, The Simcoe Reformer and La Presse (in French).

8.	THIS COURT ORDERS that Stelco shall post an electronic copy of the Supplementary Notice to Creditors on the Website, and electronic copies of both the Supplementary Notice to Creditors and the Proof of Claim Document Package shall be posted on the Website from October 14, 2005 until the first date approved by this Court for a meeting of Creditors.

9.	THIS COURT ORDERS that any Person asserting a Restructuring Claim arising between the date of the Claims Procedure Order and the Restructuring Claims Bar Date shall file a Proof of Claim with the Monitor on or before October 26, 2005.

10.	THIS COURT ORDERS that, notwithstanding paragraph 25(b) of the Claims Procedure Order, if the Monitor, in conjunction with the Applicants, disputes the amount of a Restructuring Claim set forth in a Proof of Claim, the Monitor may send a Supplementary Creditor’s Dispute Package to the Creditor by no later than October 28, 2005 or such other date as may be agreed to between the Monitor and the Creditor.

11.	THIS COURT ORDERS that, notwithstanding paragraph 26 of the Claims Procedure Order, if the Monitor does not send a Supplementary Creditor’s Dispute Package to a Creditor asserting a Restructuring Claim by the date set out in paragraph 10 hereof then, subject to further order of this Court, the value of the Creditor’s Restructuring Claim for voting and distribution purposes under the Plan shall be deemed to be accepted as final and binding as set out in the Proof of Claim.

12.	THIS COURT ORDERS that, notwithstanding paragraph 27 of the Claims Procedure Order, any Creditor asserting a Restructuring Claim who receives a Supplementary Creditor’s Dispute Package and who does not agree with the amount of Claim set out in the Notice of Revision or Disallowance, shall file a Dispute Notice with the Monitor by the earlier of eight (8) Business Days following receipt of the Supplementary Creditor’s Dispute Package and October 28, 2005 or such later date as the Monitor and the Applicants may agree, in writing, or this Court may otherwise order.

13.	THIS COURT ORDERS AND DECLARES that this Supplementary Claims Procedure Order does not apply to any Claims of Bondholders in such capacity and, for greater certainty, without limiting the effect of any Plan that may be approved by the Creditors and sanctioned by this court, nothing in this Order shall bar or prejudice or be deemed to bar or prejudice the ability of any Bondholder or any Trustee in respect of any series of Bonds to pursue claims or other remedies against other Creditors (including, without limitation, other Bondholders or their respective Trustees) or bar or prejudice or be deemed to bar or prejudice the ability of any Creditor to raise any defences in respect of such claims or remedies.

SCHEDULE ‘A’
CHT Steel Company Inc.
Stelco Inc.
Stelpipe Ltd.
Stelwire Ltd.
Welland Pipe Ltd.

IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED
AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF STELCO INC. AND OTHER APPLICANTS LISTED IN SCHEDULE “A” APPLICATION UNDER THE COMPANIES’ CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED
Court File No: 04-CL-5306

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceedings commenced at Toronto

SUPPLEMENTARY CLAIMS
PROCEDURE ORDER

McCarthy Tétrault LLP
Box 48, Suite 4700
Toronto Dominion Bank Tower
Toronto, ON M5K 1E6

Michael E. Barrack LSUC#: 21941W
Tel: (416) 601- 7894
Fax: (416) 868- 0673

James D. Gage LSUC#: 34676I
Tel: (416) 601- 7575
Fax: (416) 868- 0673

Geoff R. Hall LSUC#: 34701O
Tel: (416) 601- 7856
Fax: (416) 868- 0673

Solicitors for the Applicants

4028441 v. 11

Court File No. 04-CL-5306
EXHIBIT D
ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	TUESDAY, THE 4th
MR. JUSTICE FARLEY	DAY OF OCTOBER, 2005
IN THE MATTER OF THE COMPANIES’ CREDITORS
ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED
AND IN THE MATTER OF A PROPOSED PLAN OF
COMPROMISE OR ARRANGEMENT WITH RESPECT TO
STELCO INC. AND THE OTHER APPLICANTS LISTED IN SCHEDULE “A”
APPLICATION UNDER THE COMPANIES’ CREDITORS ARRANGEMENT ACT,
R.S.C. 1985, c. C-36, AS AMENDED
MEETING ORDER
      THIS MOTION made by Stelco Inc. (“Stelco”) and the other Applicants listed on Schedule “A” (collectively, and together with Stelco, the “Applicants”) for an order authorizing the Applicants to call, hold and conduct meetings of certain of their creditors and to consider and approve the Arrangement Resolution (as defined herein), was heard on October 3, 2005 at 361 University Avenue, Toronto, Ontario.
      ON READING the (i) Notice of Motion, (ii) the Affidavit of Hap Stephen sworn September 20, 2005, (ii) the Affidavit of Tony Kurian sworn September 30, 2005, and (iv) the Thirty-Seventh and Thirty-Eighth Reports of Ernst & Young Inc. (the “Monitor”); and on hearing the submissions of counsel for the Applicants, counsel for the Monitor and such other counsel as appeared:
Service and Filing

1.	THIS COURT ORDERS that the time for service and filing of the notice of motion and the Applicants’ motion record is abridged so that this motion is properly returnable today, and that any further requirement for service of the notice of motion and the motion record is dispensed with.
Definitions and Interpretations

2.	THIS COURT ORDERS that, for the purposes of this Meeting Order, in addition to the terms defined elsewhere, the following terms shall have the following meanings:

(a)	“Affected Claims” means, collectively, the Bond Claims and the General Unsecured Claims against any Applicant.

(b)	“Affected Creditor” mean a Creditor with an Affected Claim.

(c)	“Affected Creditors’ Proxy” means a proxy substantially in the form of Schedule “B”.

(d)	“Arrangement Resolution” means a resolution to be considered at each Meeting of Affected Creditors to approve the Plan.

(e)	“Beneficial Bondholder” means a beneficial holder of any Bonds, regardless of whether such holder is a Registered Bondholder or an Unregistered Bondholder.

(f)	“Bond” means any Senior 2006 Bond, Senior 2009 Bond or Subordinated 2007 Bond.

(g)	“Bond Claim” means any Claim pursuant to or in respect of a Bond.

(h)	“Bondholder” means a Creditor with a Bond Claim in respect of that Bond Claim and includes, for greater certainty, Beneficial Bondholders.

(i)	“Bondholder Trust Indentures” means the following: (a) the trust indenture dated November 30, 1989, as supplemented, between Stelco Inc. and The Royal Trust Company as Trustee, in respect of the Senior 2009 Bonds; (b) the trust indenture dated January 8, 2002, as supplemented, between Stelco Inc. and CIBC Mellon Trust Company as Trustee, in respect of the Subordinated 2007 Bonds; and (c) the trust indenture dated February 15, 1999 between Stelco Inc. and Montreal Trust Company of Canada as Trustee, in respect of the Senior 2006 Bonds.

(j)	“Bondholder Trustee” means a trustee in respect of any issue of Bonds.

(k)	“Business Day” means a day other than a Saturday or a Sunday on which banks are generally open for business in Toronto, Ontario.

(l)	“CCAA” means the Companies’ Creditors Arrangement Act (Canada).

(m)	“CCAA Sanction Motion” has the meaning set out in paragraph 43.

(n)	“CDS” means The Canadian Depository for Securities Limited.

(o)	“Claim” means

(i)	Any right of any Person against one or more of the Applicants in connection with any indebtedness, liability or obligation of any kind of one or more of the Applicants in existence on the Filing Date and any interest accrued thereon and costs payable in respect thereof to and including the Filing Date, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, present, future, known or unknown, by guarantee, surety, insurance deductible or otherwise, and whether or not such right is executory or anticipatory in nature, including the right or ability of any Person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action, whether existing at present or commenced in the future, which indebtedness, liability or obligation is based in whole or in part on facts existing prior to the Filing Date, and includes any other claims that would have been claims provable in bankruptcy had the applicable Applicant become bankrupt on the Filing Date; and

(ii)	a Restructuring Claim;

but, for greater certainty, does not include any claim which has already been extinguished by the Claims Procedure Order;

(p)	“Claims Officer” means each Person that has been or may be appointed by the Court or designated by the Applicants and approved by the Monitor pursuant to the Claims Procedure Order for the purpose of determining Claims for voting and distribution purposes.

(q)	“Claims Procedure Order” means the Order made December 17, 2004 in respect of the procedures governing the proofs of claim, as amended and supplemented from time to time.

(r)	“Court” means the Ontario Superior Court of Justice.

(s)	“Creditor” means a Person having a Claim and includes the transferee or assignee of a Claim that is recognized as a Creditor by the Monitor and the applicable Applicant in accordance with the Claims Procedure Order, or a trustee, liquidator, receiver, receiver and manager or other Person acting on behalf of such Person.

(t)	“DTC” means the Depository Trust Company.

(u)	“Filing Date” means January 29, 2004.

(v)	“General Unsecured Claim” means any Claim that is not an Unaffected Claim or a Bond Claim.

(w)	“General Unsecured Creditor” means a Creditor with a Claim that is not an Unaffected Claim or a Bond Claim.

(x)	“Initial Order” means the Order made January 29, 2004 pursuant to which the Applicants were provided protection under the CCAA, as amended from time to time.

(y)	“Information Circular” means the information circular to be provided by the Applicants to Affected Creditors in respect of the Plan, substantially in the form attached as Exhibit “C” to the Affidavit of Tony Kurian sworn September 30, 2005, together with such changes as may be made to it as authorized pursuant to this Order.

(z)	“Instructions to Affected Creditors (other than Bondholders)” means the instructions substantially in the form attached as Schedule “C”, together with such changes as may be made to it as authorized pursuant to this Order.

(aa)	“Instructions to Participant Holders” means the instructions substantially in the form attached as Schedule “D”, together with such changes as may be made to it as authorized pursuant to this Order.

(bb)	“Instructions to Registered Bondholders” means the instructions substantially in the form attached as Schedule “E”, together with such changes as may be made to it as authorized pursuant to this Order.

(cc)	“Instructions to Unregistered Bondholders” means the instructions substantially in the form attached as Schedule “F”, together with such changes as may be made to it as authorized pursuant to this Order.

(dd)	“Meeting Materials for Affected Creditors (other than Bondholders)” means copies of:

(i)	the Notice to Creditors;

(ii)	the Plan;

(iii)	the Information Circular;

(iv)	the Meeting Order;

(v)	blank forms of the Affected Creditors’ Proxy;

(vi)	the Instructions to Affected Creditors (other than Bondholders).

(ee)	“Meeting Materials for Registered Bondholders” means copies of:

(i)	the Notice to Creditors;

(ii)	the Plan;

(iii)	the Information Circular;

(iv)	the Meeting Order;

(v)	blank form of the Affected Creditors’ Proxy; and

(vi)	the Instructions to Registered Bondholders.

(ff)	“Meeting Materials for Unregistered Bondholders” means copies of:

(i)	the Notice to Creditors;

(ii)	the Plan;

(iii)	the Information Circular;

(iv)	the Meeting Order;

(v)	blank form of the Unregistered Bondholders’ Proxy; and

(vi)	the Instructions to Unregistered Bondholders.

(gg)	“Meeting Order” means this Order made October 3, 2005 directing the calling and holding of the Meetings, as amended from time to time.

(hh)	“Meetings” means the meetings of Affected Creditors referred to in paragraph 22 and includes any meeting resulting from the adjournment thereof.

(ii)	“Notice to Creditors” means the notice to Creditors for publication in accordance with paragraph 15, which shall be substantially in the form attached as Schedule “G” hereto.

(jj)	“Participant Holder” means a Person whose name appears on any of the Participant Holders Lists but who is not a Beneficial Bondholder.

(kk)	“Participant Holders Lists” means the lists of Participant Holders to be provided to the Monitor by CDS and DTC with respect to each series of Bonds in accordance with paragraph 9 of this Order.

(ll)	“Person” means any individual, corporation, limited or unlimited liability company, general or limited partnership, association, trust, unincorporated organization, joint venture, government or any agency, officer or instrumentality thereof or any other entity.

(mm)	“Plan” means the Applicants’ plan of compromise and reorganization dated October 3, 2005 in the form filed with the Court, including the schedules thereto, as amended, supplemented or replaced by the Applicants from time to time.

(nn)	“Proven Claim” means an Affected Claim in respect of which a Proof of Claim has been or is deemed to have been filed in a proper and timely manner in accordance with the Claims Procedure Order and the amount of which has been finally allowed for distribution purposes in accordance with the Claims Procedure Order.

(oo)	“Registered Bondholder” means Bondholders who are the legal owners or holders of any Bonds and whose names appear on any Registered Bondholder List.

(pp)	“Registered Bondholder List” means each list of Registered Bondholders provided by each of the Bondholder Trustees to the Monitor in accordance with paragraph 8 of this Meeting Order.

(qq)	“Restructuring Claim” means any right of any Person against one or more of the Applicants in connection with any indebtedness, liability, or obligation of any kind owed to such Person arising out of the restructuring, repudiation or termination after the Filing Date of any contract, lease, agreement or other arrangement, whether written or oral, provided that a “Restructuring Claim” does not include any Unaffected Claim.

(rr)	“Restructuring Claims Bar Date” has the meaning ascribed in the Order made October 3, 2005 in respect of a supplementary claims procedure.

(ss)	“Sanction Order” means the Order to be made under the CCAA and the Canada Business Corporations Act sanctioning the Plan and approving the articles of reorganization as such Order may be amended by any court of competent jurisdiction, in form and content satisfactory to the Applicants.

(tt)	“Senior 2006 Bond” means any debenture issued by Stelco pursuant to the trust indenture dated as of February 15, 1999 between Stelco and Montreal Trust Company of Canada, as amended or supplemented.

(uu)	“Senior 2009 Bond” means any debenture issued by Stelco pursuant to the trust indenture dated as of November 30, 1989 between Stelco and The Royal Trust Company, as amended or supplemented.

(vv)	“Subordinated 2007 Bond” means any debenture issued by Stelco pursuant to the trust indenture dated as of January 8, 2002 between Stelco and CIBC Mellon Trust Company, as amended or supplemented.

(ww)	“Unaffected Claim” has the meaning set out in the Plan.

(xx)	“Unregistered Bondholders” means Bondholders whose names do not appear on the Registered Bondholder List.

(yy)	“Unregistered Bondholders’ Proxy” means a proxy substantially in the form of Schedule “H”.

(zz)	“Unresolved Claim” means an Affected Claim that at the relevant time is not a Proven Claim and is not barred pursuant to the Claims Procedure Order, but in respect of which a Proof of Claim has been or is deemed to have been filed in a proper and timely manner in accordance with the Claims Procedure Order.

(aaa)	“Voting Record Date” means November 9, 2005 or such other date as may be ordered by the Court.

(bbb)	“Website” means the website of counsel to the Applicants, www.mccarthy.ca/en/ccaa.

3.	THIS COURT ORDERS that all references as to time herein shall mean local time in Toronto, Ontario, Canada, and any reference to an event occurring on a Business Day shall mean prior to 5:00 P.M. on such Business Day unless otherwise indicated herein.

4.	THIS COURT ORDERS that all references to the word “including” shall mean “including without limitation”.

5.	THIS COURT ORDERS that references to the singular herein include the plural, the plural include the singular, and any gender includes the other gender.

Forms of Documents

6.	THIS COURT ORDERS that the forms of Notice to Creditors, Affected Creditors’ Proxy, Unregistered Bondholders’ Proxy, Instructions to Affected Creditors (other than Bondholders), Instructions to Registered Bondholders, Instructions to Unregistered Bondholders and Information Circular are hereby approved, and the Applicants are authorized and directed to make such changes thereto as the Applicants consider necessary or desirable to conform the content thereof to the terms of the Plan or this Meeting Order or to describe the Plan.
Notice to Affected Creditors (other than Bondholders)

7.	THIS COURT ORDERS that the Monitor shall send by regular pre-paid mail the Meeting Materials for Affected Creditors (other than Bondholders):

(a)	to each General Unsecured Creditor with a Proven Claim or a Unresolved Claim, on or before October 14, 2005; and

(b)	to any Person claiming to be a General Unsecured Creditor, within three Business Days of receipt of a request from such a Person.
Notice to Bondholders

8.	THIS COURT ORDERS that on or before October 7, 2005 each Bondholder Trustee shall provide to the Monitor a copy of the Registered Bondholder List showing the legal owners or holders of the relevant series of Bonds and their respective addresses.

9.	THIS COURT ORDERS that on or before October 7, 2005, each of CDS and DTC shall provide the Monitor with a Participant Holders List in respect of each series of Bonds, showing the Participant Holders and their respective addresses.

10.	THIS COURT ORDERS that, upon receipt by the Monitor of the Registered Bondholder List, the Monitor shall promptly mail to each Person shown on the Registered Bondholder List, including CDS and DTC, the Meeting Materials for Registered Bondholders.

11.	THIS COURT ORDERS that, upon receipt by the Monitor of the Registered Bondholder List and the Participant Holders Lists, the Monitor shall contact each Person (a “Participant Holder”) on the Registered Bondholder List who appears to the Monitor to hold Bonds on behalf of beneficial owners of Bonds and each Person on the Participant Holders Lists to determine the number of packages of Meeting Materials for Unregistered Bondholders such Participant Holder requires in order to provide one to each of its customers or principals who are Bondholders, in which case each Participant Holder shall provide to the Monitor a response within three Business Days of receipt of the request.

12.	THIS COURT ORDERS that:

(a)	upon receiving from a Participant Holder the information referred to in paragraph 11, the Monitor shall mail to such Participant Holder a copy of the Instructions to Participant Holders together with that number of Meeting Materials for Unregistered Bondholders requested by such Participant Holder; and

(b)	on or before October 14, 2005, the Monitor shall mail to the Bondholder Trustee ten copies of the Meeting Materials for Unregistered Bondholders.

13.	THIS COURT ORDERS that each Participant Holder shall within five Business Days of receipt of an Unregistered Bondholders’ Proxy complete and sign the applicable section relating to Participant Holders of an Unregistered Bondholders’ Proxy for each Unregistered Bondholder which has an account (directly or through an agent or custodian) with such Participant Holder and mail to such Unregistered Bondholder, the Unregistered Bondholders’ Proxy as so completed and signed and one package of the Meeting Materials for Unregistered Bondholders and that the Participant Holder take any other action required to enable such Unregistered Bondholder to provide to the Monitor an Unregistered Bondholders’ Proxy and to vote at the Meeting with respect to the Bonds owned by such Unregistered Bondholder.

14.	THIS COURT ORDERS that where a Participant Holder or its agent has a standard practice for distribution of meeting materials to Unregistered Bondholders and for the gathering of information and proxies from Unregistered Bondholders and further provided that such standard practice has been discussed in advance with Stelco and the Monitor and is acceptable to Stelco and the Monitor, the Participant Holder or its agent may, in lieu of following the procedure set out in paragraph 13 above, do the following:

(a)	forward the Meeting Materials to the Unregistered Bondholders in accordance with the usual practice of the Participant Holder or its agent in dealing with unregistered bondholders; and

(b)	submit to the Monitor a master voting list in a form satisfactory to Stelco and the Monitor. The master voting list will set out the position of each Unregistered Bondholder, identified by name, as to voting in favour of or against the Plan. The master voting list will contain a representation, in a form satisfactory to Stelco and the Monitor, duly executed from the Participant Holder or its agent that the master voting list is a true summary of the position of the Unregistered Bondholders that have an account with the Participant Holder. To be valid for the purpose of voting at the Meeting any master voting list must be received by the Monitor no later than the Business Day before the Meeting.

If the Monitor receives a master voting list from a Participant Holder or its agent, the Monitor will record the vote for each Unregistered Bondholder in accordance with that master voting list as though the Monitor had received a duly completed Unregistered Bondholders’ Proxy from each Unregistered Bondholder listed on such master voting list. The Monitor may amend the Meeting Materials for Unregistered Bondholders to make those materials consistent with the usual practice of the Participant Holders in dealing with unregistered bondholders.
Publication of Notice to Creditors

15.	THIS COURT ORDERS that commencing on or before November 1, 2005, the Monitor shall cause the Notice to Creditors, substantially in the form attached as Schedule “G”, to be published on two separate Business Days in each of The Globe and Mail (National Edition), The Hamilton Spectator, The Welland Tribune, The Simcoe Reformer, La Presse (in French) and The Wall Street Journal (Global and U.S. Editions).

16.	THIS COURT ORDERS that Stelco shall post an electronic copy of the Notice to Creditors on the Website and electronic copies of both the Notice to Creditors and the Meeting Materials shall be posted on the Website from October 14, 2005 until the date following the Meetings.

17.	THIS COURT ORDERS that the publication of the Notice to Creditors, the mailing to General Unsecured Creditors, the mailing to Registered Bondholders of the Meeting Materials for Registered Bondholders, and the mailing to the Bondholder Trustee and Participant Holders of the Meeting Materials for Unregistered Bondholders in accordance with the requirements of this Order shall constitute good and sufficient service and delivery of this Order and the other documents referred to in this Order on all persons who may be entitled to receive notice or be present or vote in person or by proxy at the Meetings or any adjournments thereof and that no other notice or service need be given or made and no other document or material need be served.
Amendments to the Plan

18.	THIS COURT ORDERS that the Applicants may at any time and from time to time before and during the Meetings amend the Plan by written instrument, provided that the Applicants give notice to all Affected Creditors present at the Meeting of the details of such amendment prior to the vote being taken to approve the Arrangement Resolution, and comply with the procedures therefor as set out in the Plan.

19.	THIS COURT ORDERS that Stelco Inc. is authorized to exclude any one or more of the other Applicants from the Plan, on the terms set out in the Plan. If Stelco Inc. elects to exclude one or more of the other Applicants from the Plan, reference in this Meeting Order to “the Applicants” shall be read, where the context requires, to mean the Applicants other than those excluded from the Plan.
Conduct of Meetings and Delivery of Proxies

20.	THIS COURT ORDERS that the Applicants seek approval of the Arrangement Resolution by the Affected Creditors entitled to vote at a Meeting in the manner set forth herein.

21.	THIS COURT ORDERS that, for the purposes of voting to approve the Arrangement Resolution, the Classes of Affected Creditors shall be as established in the Plan.

22.	THIS COURT ORDERS that the Applicants shall call, hold and conduct separate Meetings of each Class of Affected Creditors on the dates and at the times and locations set out in Schedule “I” hereto for the purpose of seeking approval of the Arrangement Resolution.

23.	THIS COURT ORDERS that the Meetings of Affected Creditors shall be called, held and conducted, and the Plan shall be voted upon and, if approved by Affected Creditors, ratified and given full force and effect, in accordance with the provisions of this Meeting Order, the CCAA, the Meeting Materials and any further order of this Court, notwithstanding the provisions of any agreement or other instrument to the contrary including, without limitation, the provisions of the Bondholder Trust Indentures.

24.	THIS COURT ORDERS that Alex Morrison or another officer of the Monitor, designated by the Monitor, shall preside as the chair (the “Chair”) of the Meetings and, subject to this Order, shall decide all matters relating to the conduct of the Meetings.

25.	THIS COURT ORDERS that the Chair shall put the Arrangement Resolution to each Meeting to be voted upon in accordance with the terms of this Meeting Order.

26.	THIS COURT ORDERS that the quorum required at each Meeting shall be 2 of the Affected Creditors in the applicable Class present in person or by proxy.

27.	THIS COURT ORDERS that the Monitor shall appoint scrutineers for the supervision and tabulation of the attendance at, quorum at and votes cast at the Meetings. A person designated by the Monitor shall act as secretary of the Meetings.

28.	THIS COURT ORDERS that if the requisite quorum is not present at a Meeting, or if a Meeting is postponed by the vote of the majority in number of the Affected Creditors of that Class present in person or by proxy, the Meeting shall be adjourned by the Chair to a later date, time and place designated by the Chair. The Chair shall be entitled to adjourn and further adjourn the Meeting at the Meeting or any adjourned Meeting provided that any such adjournment or adjournments shall be for a period of not more than thirty (30) days in total and, in the event of any such adjournment, the Applicants shall not be required to deliver any notice of the adjournment of the Meeting or adjourned Meeting other than announcing the adjournment at the Meeting or posting notice of the adjournment at the originally designated time and location of the Meeting or Meeting being adjourned.

29.	THIS COURT ORDERS that the only persons entitled to notice of, or to attend and speak at a Meeting are the Affected Creditors entitled to vote at the Meeting (including, for the purposes of attendance, speaking and voting, their respective proxy holders and legal counsel), officers and other representatives (including legal counsel and financial advisors) of the Applicants, the Monitor, and any persons appointed as scrutineers for the meeting. Any other person may be admitted to the Meeting on invitation of the Applicants or the Chair.

30.	THIS COURT ORDERS that the only persons entitled to vote at the Meetings, in person or by proxy, are:

(a)	Affected Creditors with Proven Claims; and

(b)	subject to the provisions of the Claims Procedure Order, Affected Creditors who have Unresolved Claims, but only to the extent that all or any portion of that Unresolved Claim has been accepted for voting purposes and without prejudice to the rights of the Applicants to dispute such Unresolved Claims for distribution purposes under the Plan.

31.	THIS COURT ORDERS that any Affected Creditors’ Proxy in respect of a Meeting (or any adjournment thereof) shall be provided to the Monitor on or before 5:00 p.m. on the Business Day before the Meeting. Notwithstanding the foregoing, the Monitor shall have the discretion to accept for voting purposes any Affected Creditor Proxy signed by an Affected Creditor and delivered to the Chair (or the Chair’s designee) prior to the commencement of the Meeting.

32.	THIS COURT ORDERS that any Unregistered Bondholders’ Proxy must be provided to the Monitor on or before 5:00 p.m. on the Business Day before the Meeting and must clearly state the name and contain the signature of the applicable Participant Holder, the applicable account number or numbers of the account or accounts maintained by such Unregistered Bondholder with such Participant Holder, and the principal amount of Bonds (excluding any pre- or post-filing interest) that such Unregistered Bondholder holds in each such account or accounts (or otherwise). Notwithstanding the foregoing, the Chair shall have the discretion to accept for voting purposes any Unregistered Bondholders’ Proxy duly completed by an Affected Creditor and filed at the Meeting with the Chair (or the Chair’s designee) prior to the commencement of the Meeting.

33.	THIS COURT ORDERS that the Applicants may in their discretion, generally or in individual circumstances, waive in writing the time limits imposed on Affected Creditors as set out in this Meeting Order, the Instructions to Affected Creditors (other than Bondholders), Instructions to Registered Bondholders and Instructions to Unregistered Bondholders for the deposit of Proxies and all other procedural matters if the Applicants deem it advisable to do so (without prejudice to the requirement that all other Affected Creditors must comply with this Meeting Order and the other procedures set out in the Instructions to Affected Creditors (other than Bondholders, Instructions to Registered Bondholders Instructions to Unregistered Bondholders, Information Circular).

34.	THIS COURT ORDERS AND DECLARES that the aggregate claims set out in the Proofs of Claim as filed by the Trustees with respect to each series of Bonds have been accepted and constitute Proven Claims in respect of each series of Bonds and that the Bondholders are not required to file individual Proofs of Claim, provided however that, without limiting the effect of any Plan that may be approved by the Creditors and sanctioned by this Court, nothing in this Order shall bar or prejudice or be deemed to bar or prejudice the ability of any Bondholder or any Trustee in respect of any series of Bonds to pursue claims or other remedies against other Creditors (including, without limitation, other Bondholders or their respective Trustees) or bar or prejudice or be deemed to bar or prejudice the ability of any Creditor to raise any defences in respect of such claims or remedies.
Bondholder Claims Dispute

35.	THIS COURT ORDERS that if there is any dispute as to the principal amount or number of Bonds held by any Bondholder, the Monitor will request the Participant Holder, if any, who maintains book entry records or other records evidencing such Bondholder’s ownership of Bonds, to confirm with the Monitor the information provided by such Bondholder. If any such dispute is not resolved by such Bondholder and the Monitor, the final claim of any Bondholder for voting and distribution purposes will be determined by a Claims Officer, subject to any appeal to this Court.
Voting Procedure

36.	THIS COURT ORDERS that the date for determining those entitled to vote at the Meeting shall be the Voting Record Date.

37.	THIS COURT ORDERS that each Affected Creditor holding Proven Claims as of the Voting Record Date may vote at a Meeting, in person or by proxy, the amount of such Affected Creditor’s Proven Claims determined pursuant to the Claims Procedure Order. Each Affected Creditor holding Unresolved Claims as of the Voting Record Date may vote at a Meeting the amounts allowed for voting purposes by the Monitor and the Applicants pursuant to the Claims Procedure Order. For the purpose of calculating a majority in number of a Class, each individual Beneficial Bondholder shall only be counted once, without duplication, even if that Beneficial Bondholder holds Bonds through more than one Registered Bondholder or Participant Holder, and each Affected Creditor of an Applicant with a Proven Claim shall only be counted once even if such Affected Creditor holds more than one Proven Claim and/or Unresolved Claim that has been accepted for voting purposes against such Applicant. For greater certainty, only Beneficial Bondholders (and not Registered Bondholders or Participant Holders unless they are also Beneficial Bondholders) shall be entitled to vote their Proven Claims in respect of the Bonds as provided for in this Order. For the purpose of calculating the two-thirds majority by value of Affected Claims, each Affected Creditor shall be entitled to vote, without duplication, the aggregate amount of such Affected Creditor’s Proven Claims and, to the extent permitted by the Claims Procedure Order, such Affected Creditor’s Unresolved Claims.

38.	THIS COURT ORDERS that, at the Meeting, the Chair shall direct a vote, by written ballot, on a resolution to approve the Arrangement Resolution and any amendments to the Plan as the Monitor and the Applicants may consider appropriate.

39.	THIS COURT ORDERS that the Monitor shall keep separate records and tabulations of votes cast in respect of:

(a)	Proven Claims; and

(b)	Unresolved Claims.

40.	THIS COURT ORDERS that, if approval or non-approval of the Arrangement Resolution by Affected Creditors shall prove to be determined by the votes cast in respect of Unresolved Claims, such result shall be reported to the

Court as soon as reasonably possible, with a request to the Court for directions and an appropriate deferral of the motion for the Sanction Order and any other applicable dates.

Distributions for Unresolved Claims

41.	THIS COURT ORDERS that no distribution shall be made under the Plan for a Unresolved Claim until such Unresolved Claim becomes a Proven Claim. The Applicants shall hold each of such distributions in reserve pending the determination of the Affected Creditor’s entitlement to receive such distribution.
Persons with Unaffected Claims not entitled to Vote or receive Distributions

42.	THIS COURT ORDERS that a Creditor with an Unaffected Claim shall not be entitled to vote or to receive any distribution under the Plan in respect of such Unaffected Claim.
Court Sanctioning of Plan

43.	THIS COURT ORDERS that the Monitor shall report to the Court the results of the Meetings. If the Plan is approved by the required majorities of Affected Creditors, the Applicants may bring a motion to the Court on November 21, 2005, or such other date as is set by the Court upon motion by the Applicants, for approval of the Plan (the “CCAA Sanction Motion”).

44.	THIS COURT ORDERS that service of this Meeting Order by the Monitor to the parties on the service list, service of this Meeting Order in accordance with paragraphs 7, 10 and 12 hereof, and the publication of the Notice to Creditors in accordance with paragraph 15 hereof, shall constitute good and sufficient service of notice of the CCAA Sanction Motion on all persons entitled to receive such service and no other form of notice or service need be made and no other materials need be served in respect of the CCAA Sanction Motion, except that the Applicants shall also serve the service list with any additional materials to be used in support of the Sanction Motion.

45.	THIS COURT ORDERS that any party who wishes to oppose the CCAA Sanction Motion shall serve on the service list a notice setting out the basis for such opposition and a copy of the materials to be used to oppose the CCAA Sanction Motion at least three days before the date set for the CCAA Sanction Motion, or such shorter time as the Court, by order, may allow.

46.	THIS COURT ORDERS that in the event the CCAA Sanction Motion is adjourned, only those Persons who have filed and served a Notice of Appearance shall be served with notice of the adjourned date.

Assistance of other Courts

47.	THIS COURT ORDERS that this Court requests the assistance of other courts in Canada in accordance with section 17 of the CCAA, and requests that the Federal Court of Canada and the courts and judicial, regulatory and administrative bodies of or constituted by the provinces and territories of Canada, the Parliament of Canada, the United States, the states and other subdivisions of the United States and other nations and states act in aid of and be complementary to this Court in carrying out the terms of this Order and any other order in this proceeding.

SCHEDULE “A”
APPLICANTS
CHT Steel Company Inc.
Stelco Inc.
Stelpipe Ltd.
Stelwire Ltd.
Welland Pipe Ltd.

SCHEDULE “B”
Court File No. 04-CL-5306
ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT
R.S.C. 1985, c. C-36
AND
IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT
R.S.C. 1985, c. C-44
AND
IN THE MATTER OF STELCO INC., STELPIPE LTD.,
STELWIRE LTD., CHT STEEL COMPANY INC. AND WELLAND PIPE LTD.
(the “Applicants”)
AFFECTED CREDITORS’ PROXY
(other than Unregistered Bondholders)
MEETING OF AFFECTED CREDITORS
OF STELCO INC.
to be held pursuant to an Order of the Ontario Superior Court of Justice
in connection with the Applicants’ Plan of Compromise and Arrangement under the
Companies’ Creditors Arrangement Act (Canada) and Reorganization pursuant to the Canada
Business Corporations Act (the “Plan”)
on November 15, 2005 at ● a.m./p.m. in the:
●
Toronto, Ontario
and at any adjournment thereof.
Before completing this Proxy, please read carefully the instructions accompanying this Proxy for information respecting the proper completion and return of this Proxy.
THIS PROXY MUST BE COMPLETED AND SIGNED BY THE AFFECTED CREDITOR AND PROVIDED TO THE MONITOR, ERNST &YOUNG INC., PRIOR TO THE MEETING OR WITH THE CHAIR AT THE MEETING IF ANY PERSON ON THE AFFECTED CREDITOR’S BEHALF IS TO ATTEND THE MEETING AND VOTE ON THE PLAN OR IF THE AFFECTED CREDITOR WISHES TO APPOINT AN OFFICER OF THE MONITOR TO ACT AS THE AFFECTED CREDITOR’S PROXY.
THE UNDERSIGNED AFFECTED CREDITOR hereby revokes all proxies previously given and nominates, constitutes, and appoints ______________________________________________________ or, if no person is named, Tom Ayres of Ernst & Young Inc., in its capacity as Monitor, or such other representative of the Monitor as Tom Ayres may designate, as nominee of the Affected Creditor, with power of substitution, to attend on behalf of and act for the Affected Creditor at the Meeting of Affected Creditors of Stelco Inc. to be held in connection with the Plan and at any and all adjournments thereof, and to vote the amount of the Affected Creditor’s Affected Claims for voting purposes as determined pursuant to the Claims Process Order as follows:

A.	(mark one only):

☐	VOTE FOR approval of the Plan; or

☐	VOTE AGAINST approval of the Plan;

-and -

B.	vote at the nominee’s discretion and otherwise act for and on behalf of the undersigned Affected Creditor with respect to any amendments or variations to the Plan and to any other matters that may come before the Meeting of Affected Creditors of Stelco Inc. or any adjournment thereof.
Dated this _______________ day of ______________________________, 2005.

Print Name of Affected Creditor

Signature of Affected Creditor. If the Affected Creditor is a corporation, signature of an authorized signing officer of the corporation

Title of the authorized signing officer of the corporation, if applicable

Mailing Address of Affected Creditor

Phone Number of Affected Creditor:

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	Each Affected Creditor who has a right to vote at the Meeting has the right to appoint a person (who need not be an Affected Creditor) to attend, act and vote for and on behalf of the Affected Creditor and such right may be exercised by inserting in the space provided the name of the person to be appointed. If no name has been inserted in the space provided, the Affected Creditor will be deemed to have appointed Tom Ayres of the Monitor as the Affected Creditor’s proxyholder.

2.	If an officer of Ernst & Young Inc. is appointed or is deemed to be appointed as proxyholder and the Affected Creditor fails to indicate on this Proxy a vote for or against approval of the Plan, this Proxy will be voted FOR approval of the Plan.

3.	If this proxy is not dated in the space provided, it will be deemed to be dated on the date it is received by the Monitor.

4.	This Proxy must be signed by the Affected Creditor or by the Affected Creditor’s attorney duly authorized in writing or, if the Affected Creditor is a corporation, by a duly authorized officer or attorney of the corporation with an indication of the title of such officer or attorney.

5.	Valid proxies bearing or deemed to bear a later date will revoke this Proxy. If more than one valid proxy for the same Affected Creditor and bearing or deemed to bear the same date are received with conflicting instructions, such proxies will be treated as disputed proxies and will not be counted.

6.	This Proxy should be sent to the Monitor by mail, delivery, courier or facsimile at the address set out below so that it is received by the Monitor no later than 5:00 p.m. (Toronto Time) on November 14, 2005.

Ernst & Young Inc.
Monitor of the Applicants
c/o 386 Wilcox Street
P.O. Box 2030
Hamilton, ON
L8N 3T1

Attention: Tom Ayres
Telephone: 1-905-528-2511 ext 3527
Fax: 1-905-308-7099

SCHEDULE “C”
Stelco Inc.
Stelpipe Ltd.
Stelwire Ltd.
CHT Steel Company Inc.
Welland Pipe Ltd.
(collectively referred to as the “Applicants”)
INSTRUCTIONS TO AFFECTED CREDITORS OF STELCO INC.
(other than Bondholders)
●, 2005

TO:	AFFECTED CREDITORS OF STELCO INC. (OTHER THAN BONDHOLDERS)

Re:	Meeting of Affected Creditors of Stelco Inc. to vote on the Applicants’ Plan of Compromise and Arrangement pursuant to the Companies’ Creditors Arrangement Act and Reorganization pursuant to the Canada Business Corporations Act (the “Plan”)
We enclose in this package the following documents for your review and consideration:

1.	Notice to Creditors;

2.	the Plan proposed by the Applicants;

3.	an Information Circular with respect to the Applicants and the Plan;

4.	copy of the Meeting Order of the Ontario Superior Court of Justice dated October 3, 2005; and

5.	blank form of Affected Creditors’ Proxy, completion instructions and a return envelope.
The purpose of these materials is to provide you with the documents required to facilitate the determination and settlement of your Affected Claims, and to enable you to consider the Plan and vote to accept or reject the Plan at the meeting of the Stelco Inc. Affected Creditors to be held at ● a.m./p.m. on November 15, 2005 at the ●, Toronto, Ontario (the “Meeting”).
PROXY
If the Affected Creditor wishes to vote at the Meeting and is not an individual or is an individual who will not be attending the Meeting in person, please complete the enclosed Affected Creditors’ Proxy and provide it to the Monitor, using the enclosed envelope, or by sending it to Monitor by facsimile transmission, at the fax number noted below so that it is received by the Monitor no later than 5:00 p.m. (Toronto time) on November 14, 2005. You are required to provide the Proxy to the Monitor by this deadline or to the Chair at the Meeting if you wish to appoint a proxy to cast your vote at the Meeting of Affected Creditors of Stelco Inc. However your failure to vote at the Meeting will not affect any right you have to receive any distribution that may be made to Affected Creditors under the Plan.
FURTHER INFORMATION
If you have any questions regarding the process or any of the enclosed forms, please contact Ernst & Young Inc. at the following address:

Ernst & Young Inc.
Monitor of the Applicants
c/o 386 Wilcox Street
P.O. Box 2030
Hamilton, ON L8N 3T1

Attention: Tom Ayres
Telephone: 1-905-528-2511 ext. 3527
Fax: 1-905-308-7099
You can view copies of documents relating to this process on the following website — www.mccarthy.ca/en/ccaa

SCHEDULE “D”
Stelco Inc.
Stelpipe Ltd.
Stelwire Ltd.
CHT Steel Company Inc.
Welland Pipe Ltd.
(collectively referred to as the “Applicants”)
INSTRUCTIONS TO PARTICIPANT HOLDERS
●       , 2005
TO: PARTICIPANT HOLDERS OF STELCO INC.’S BONDS

Re:	Meeting of Affected Creditors of Stelco Inc. to vote on the Applicants’ Plan of Compromise and Arrangement pursuant to the Companies’ Creditors Arrangement Act and Reorganization pursuant to the Canada Business Corporations Act (the “Plan”)
INSTRUCTIONS TO PARTICIPANT HOLDERS
According to the records of The Canadian Depository for Securities Limited (“CDS”), Depository Trust Company (“DTC”) or the applicable indenture trustees, you are the holder or custodian (the “Participant Holder”) on behalf of an unregistered holder (an “Unregistered Bondholder”) of one or more of Stelco Inc.’s 8% debentures due 2006, 10.4% debentures due 2009 or 9.5% debentures due 2007 (collectively, the “Bonds”). You (or your agent) are required by paragraph 11 of the enclosed Court Order dated October 3, 2005 to complete and sign the applicable part of an enclosed Unregistered Bondholders’ Proxy (the box on page 2) for each Unregistered Bondholder for whom you act as Participant Holder and to mail it directly to each such applicable Unregistered Bondholder within five Business Days.
We enclose Meeting Materials for Unregistered Bondholders to be forwarded by you or your agent (together with an appropriately completed and signed Unregistered Bondholders’ Proxy) to each of the Unregistered Bondholders of Bonds recorded in your account records or book entry records. We enclose one additional copy of these materials for your use. THE MATERIALS ARE TIME SENSITIVE AND SHOULD BE FORWARDED TO THE UNREGISTERED BONDHOLDERS WITHOUT DELAY.
THE TOTAL AMOUNT OF ALL BOND CLAIMS HAS BEEN DETERMINED AND ACCEPTED BY THE APPLICANTS. THEREFORE A PROOF OF CLAIM IS NOT REQUIRED FROM A BONDHOLDER.
The Unregistered Bondholders’ Proxy is to be completed and signed by you or your agent and by the Unregistered Bondholder and to be provided by the Unregistered Bondholder directly to the Applicants’ Monitor, Ernst & Young Inc., in the enclosed envelope or by facsimile transmission.
YOU SHOULD INSTRUCT UNREGISTERED BONDHOLDERS TO DELIVER THEIR PROXIES DIRECTLY TO ERNST & YOUNG INC. IN ACCORDANCE WITH THE INSTRUCTIONS TO UNREGISTERED BONDHOLDERS. PROXIES MUST BE RECEIVED BY ERNST & YOUNG INC. PRIOR TO THE DEADLINE OF 5:00 P.M. ON NOVEMBER 14, 2005 OR BE DELIVERED IN PERSON BY THE UNREGISTERED BONDHOLDER OR ITS PROXY TO THE CHAIR AT THE MEETING.
Before sending the Unregistered Bondholders’ Proxy and the other material to an Unregistered Bondholder, please:

1.	insert in the Proxy (in the box on page 2) in the appropriate spaces the name of the applicable Unregistered Bondholder, your name, as Participant Holder, the applicable account number and the principal amount of the Bonds held in such account; and

2.	sign the Proxy as Participant Holder where indicated.
Additional copies of the materials may be obtained by contacting the undersigned.
We request that you provide any assistance that an Unregistered Bondholder may require in completing its Unregistered Bondholders’ Proxy. You are not required to compile or provide to Ernst & Young Inc. any information regarding Bondholders’ votes. You are required only to complete and sign the Unregistered Bondholders’ Proxies as specified in these instructions and to forward such Proxies and the other materials to the applicable Unregistered Bondholders.
If you have any questions regarding your obligations or the process, please contact the Monitor of the Applicants, at the following address:

Ernst & Young Inc.
Monitor of the Applicants
c/o 386 Wilcox Street
P.O. Box 2030
Hamilton, ON L8N 3T1

Attention: Tom Ayres
Telephone: 1-905-528-2511 ext. 3527
Fax: 1-905-308-7099
You can view copies of documents relating to this process on the following website — www.mccarthy.ca/en/ccaa

SCHEDULE “E”
Stelco Inc.
Stelpipe Ltd.
Stelwire Ltd.
CHT Steel Company Inc.
Welland Pipe Ltd.
(collectively referred to as the “Applicants”)
INSTRUCTIONS TO REGISTERED BONDHOLDERS
●, 2005

TO:	REGISTERED HOLDERS OF STELCO INC.’S BONDS

Re:	Meeting of Affected Creditors of Stelco Inc. to vote on the Applicants’ Plan of Compromise and Arrangement pursuant to the Companies’ Creditors Arrangement Act and Reorganization pursuant to the Canada Business Corporations Act (the “Plan”)
We enclose in this package the following documents for your review and consideration:

1.	Notice to Creditors;

2.	the Plan proposed by the Applicants;

3.	an Information Circular with respect to the Applicants and the Plan;

4.	copy of the Meeting Order of the Ontario Superior Court of Justice dated October 3, 2005; and

5.	blank form of Affected Creditors’ Proxy, completion instructions and return envelope.
The purpose of these materials is to provide you with the documents required to enable you to consider the Plan and to cast your vote to accept or reject the Plan at the meeting of the Stelco Inc. Affected Creditors to be held at ● a.m./p.m. on November 15, 2005 in ● at ●, Toronto, Ontario (the “Meeting”).
IF YOU HOLD BONDS FOR ANOTHER PERSON
IF YOU ARE A BROKER, A BOOK ENTRY SYSTEM, AN AGENT, A CUSTODIAN OR ANY OTHER ENTITY WHICH HOLDS BONDS FOR ANOTHER PERSON, PLEASE CONTACT ERNST & YOUNG INC. (THE “MONITOR”) AT THE ADDRESS BELOW TO SO ADVISE IT. THE MONITOR WILL THEN SEND YOU MATERIALS WHICH HAVE BEEN PREPARED TO DEAL WITH YOUR SITUATION.
CLAIM
THE TOTAL AMOUNT OF ALL BOND CLAIMS HAS BEEN DETERMINED AND ACCEPTED BY THE APPLICANTS. THEREFORE YOU DO NOT HAVE TO PROVIDE A PROOF OF CLAIM.
PROXY
If the Affected Creditor wishes to vote at the Meeting and is not an individual or is an individual who will not be attending the Meeting in person, please complete the enclosed Affected Creditors’ Proxy and provide it to the Monitor, using the enclosed envelope, or by sending it to Monitor by facsimile transmission at the fax number noted below, so that it is received by the Monitor no later than 5:00 p.m. (Toronto time) on November 14, 2005. You are required to provide the Proxy to the Monitor by this deadline or to the Chair at the Meeting if you wish to appoint a proxy to cast your vote at the Meeting of Affected Creditors of Stelco Inc. However your failure to vote at the Meeting will not affect Affected Creditors under the Plan.

FURTHER INFORMATION
If you have any questions regarding the process or any of the enclosed forms, please contact Ernst & Young Inc. at the following address:

Ernst & Young Inc.
Monitor of the Applicants
c/o 386 Wilcox Street
P.O. Box 2030
Hamilton, ON L8N 3T1

Attention: Tom Ayres
Telephone: 1-905-528-2511 ext. 3527
Fax: 1-905-308-7099
You can view copies of documents relating to this process on the following website — www.mccarthy.ca/en/ccaa

SCHEDULE “F”
Stelco Inc.
Stelpipe Ltd.
Stelwire Ltd.
CHT Steel Company Inc.
Welland Pipe Ltd.
(collectively referred to as the “Applicants”)
INSTRUCTIONS TO UNREGISTERED BONDHOLDERS
●       , 2005
TO: UNREGISTERED HOLDERS OF STELCO INC.’S BONDS

Re:	Meeting of Affected Creditors of Stelco Inc. to vote on the Applicants’ Plan of Compromise and Arrangement pursuant to the Companies’ Creditors Arrangement Act and Reorganization pursuant to the Canada Business Corporations Act (the “Plan”)
You are considered an Unregistered Bondholder if your Bonds are shown by the books and records of the Indenture Trustee to be held by your broker, DTC, CDS, or another similar holder (a “Participant Holder”) on your behalf. If your Bonds are held by a Participant Holder, these instructions apply to you. Please read paragraphs 11 to 13 of the enclosed Order.
We enclose in this package the following documents for your review and consideration:

1.	Notice to Creditors;

2.	the Plan proposed by the Applicants;

3.	an Information Circular with respect to the Applicants and the Plan;

4.	copy of the Meeting Order of the Ontario Superior Court of Justice dated October 3, 2005; and

5.	blank form of Unregistered Bondholders’ Proxy, completion instructions and return envelope.
The purpose of these materials is to provide you with the documents required to enable you to consider the Plan and to cast your vote to accept or reject the Plan at the meeting of the Stelco Inc. Affected Creditors to be held at  ● am./p.m. on November 15, 2005 at  ● , Toronto, Ontario (the “Meeting”).
CLAIM
THE TOTAL AMOUNT OF ALL BONDHOLDER CLAIMS HAS BEEN DETERMINED AND ACCEPTED BY THE APPLICANTS. THEREFORE, YOU DO NOT HAVE TO PROVIDE A PROOF OF CLAIM IN ORDER TO RECEIVE A DISTRIBUTION UNDER THE PLAN. HOWEVER IF YOU WISH TO VOTE ON THE PLAN, YOU MUST COMPLETE THE ENCLOSED PROXY IN ACCORDANCE WITH THE INSTRUCTIONS SET OUT THEREIN AND RETURN IT TO THE MONITOR PRIOR TO 5:00 PM. (TORONTO TIME) ON NOVEMBER 14, 2005 OR TO THE CHAIR AT THE MEETING.
PROXY
The box on page 2 of your proxy should have been completed and signed by your Participant Holder. If it has not been completed and signed, please contact your Participant Holder to arrange for it to be completed and signed. Please complete your portion of the enclosed Unregistered Bondholders’ Proxy (including paragraph 2 of the proxy) and provide it to Ernst & Young Inc. (the “Monitor”), using the enclosed envelope, or by sending it to the Monitor by facsimile transmission at the fax number noted below, so that it is received by the Monitor no later than 5:00 p.m. (Toronto time) on November 14, 2005. YOU SHOULD NOT SEND THE PROXY TO YOUR PARTICIPANT HOLDER. YOUR PROXY SHOULD BE SENT DIRECTLY TO ERNST & YOUNG INC. IN THE ENVELOPE PROVIDED OR BY FACSIMILE. You are required to provide the completed proxy to the Monitor by this deadline or to the Chair at the Meeting if you wish to appoint a proxy to cast your vote at the Meeting of Affected Creditors of Stelco Inc. However your failure to vote at the Meeting will not affect any right you may have to receive any distribution which may be made to Bondholders under the Plan.

FURTHER INFORMATION
If you have any questions regarding the process or any of the enclosed forms, please contact your Participant Holder, or Ernst & Young Inc. at the following address:

Ernst & Young Inc.
Monitor of the Applicants
c/o 386 Wilcox Street
P.O. Box 2030
Hamilton, ON L8N 3T1

Attention: Tom Ayres
Telephone: 1-905-528-2511 ext. 3527
Fax: 1-905-308-7099
You can view copies of documents relating to this process on the following website — www.mccarthy.ca/en/ccaa

SCHEDULE “G”
IN THE MATTER OF THE COMPANIES’ CREDITORS
ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED
AND IN THE MATTER OF A PROPOSED PLAN
OF COMPROMISE OR ARRANGEMENT WITH RESPECT TO
STELCO INC. AND THE OTHER APPLICANTS LISTED IN SCHEDULE “A”
APPLICATION UNDER THE COMPANIES’ CREDITORS ARRANGEMENT ACT,
R.S.C. 1985, c. C-36, AS AMENDED
NOTICE TO CREDITORS
      NOTICE IS HEREBY GIVEN that Stelco Inc., Stelpipe Ltd., Stelwire Ltd., CHT Steel Company Inc. and Welland Pipe Ltd. (collectively, the “Applicants”) have filed with the Ontario Superior Court of Justice (Commercial List) (the “Court”) a plan of arrangement and reorganization dated October 3, 2005 (as amended from time to time, the “Plan”) pursuant to the Companies’ Creditors Arrangement Act (Canada), as amended (the “CCAA”).
      A copy of the Plan is set out as an Exhibit to the information circular dated ● for the Meetings (the “Circular”).
      The Plan contemplates the restructuring of the Applicants and the compromise of rights and claims of certain creditors of the Applicants (as defined in the Plan, “Affected Creditors”). Affected Claims (as that term is defined in the Plan) of Affected Creditors have been divided into five classes as established in the Plan.
      NOTICE IS ALSO HEREBY GIVEN to Affected Creditors that separate meetings of the classes of Affected Creditors (for each class of Affected Creditors, a “Meeting”) will be held at the times and places and on the dates set forth below for the purpose of considering and, if thought advisable, passing, with or without variation, a resolution to approve the Plan (the full text of which resolution is set out as an Exhibit to the Circular) and to transact such other business as may properly come before each Meeting or any adjournment thereof. The Meetings are being held pursuant to the Order of the Court made on October 3, 2005 by Mr. Justice Farley (the “Meeting Order”). A copy of the Meeting Order is set out as an Exhibit to the Circular.

CLASS	DATE	TIME	LOCATION

Stelco Class	November 15, 2005	2:00 p.m.	●
Stelpipe Class	November 15, 2005	11:00 a.m.	●
Stelwire Class	November 15, 2005	9:00 a.m.	●
CHT Class	November 15, 2005	10:00 a.m.	●
Welland Class	November 15, 2005	12:00 p.m.	●
      To become effective, the Plan must be approved at each Meeting by a majority in number of Affected Creditors in each class representing not less than two-thirds in value of the Proven Claims of Affected Creditors in such class who are present and entitled to vote at the Meeting of such class, either in person or by proxy. The Plan must also be sanctioned by a final order of the Court under the CCAA. Notice is also hereby given that such order will be sought in a motion to be brought by the Applicants on November 21, 2005 and at that time the Applicants will also seek the other relief specified in the Plan. Subject to satisfaction of the conditions to implementation of the Plan, all Affected Claims of Affected Creditors will then receive the treatment set out in the Plan unless otherwise ordered by the Court. The value of each Affected Claim has or will be determined pursuant to the Claims Procedure Order made by the Court on December 17, 2004 (as amended).
      Any Affected Creditor who is entitled to vote at a Meeting but is unable to attend the Meeting of the class in respect of which it has an Affected Claim is requested to date, sign and return the enclosed form of proxy in the return envelope provided. In order to be used at a Meeting, a proxy must be deposited with the Monitor, at the address below, at any time prior to 5:00 p.m. on the last Business Day before the Meeting, or with the Chair of the Meeting prior to the commencement of the Meeting or any adjournment thereof.

      The Monitor’s address for the purpose of filing forms of proxy and for obtaining any additional information or materials related to the Meeting is:

Ernst & Young Inc.
Monitor of the Applicants
c/o 386 Wilcox Street
P.O. Box 2030
Hamilton, ON L8N 3T1

Attention: Tom Ayres
Telephone: 1-905-528-2511 ext. 3527
Fax: 1-905-308-7099
      This notice is given by the Applicants pursuant to the Meeting Order.
      You can view copies of the documents relating to this process on the following website — www.mccarthy.ca/en/ccaa
      Dated at Hamilton, Ontario this ● day of October, 2005.

SCHEDULE “H”
Court File No. 04-CL-5306
ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST
IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT
R.S.C. 1985, c. C-36
AND
IN THE MATTER OF THE CANADA BUSINESS CORPORATIONS ACT
R.S.C. 1985, c. C-44
AND
IN THE MATTER OF STELCO INC., STELPIPE LTD.,
STELWIRE LTD., CHT STEEL COMPANY INC., AND WELLAND PIPE LTD.
(the “Applicants”)
UNREGISTERED BONDHOLDERS’ PROXY
For Use by Beneficial Owners of Stelco Inc. Bonds
if the Beneficial Owner is NOT listed on the
Registered Bondholder List supplied by the Indenture Trustee for each series of Bonds
MEETING OF AFFECTED CREDITORS
OF STELCO INC.
to be held pursuant to an Order of the Ontario Superior Court of Justice
in connection with the Applicants’ Plan of Compromise and Arrangement under the
Companies’ Creditors Arrangement Act (Canada) and Reorganization pursuant to the
Canada Business Corporations Act (the “Plan”)
on November 15, 2005 at ● a.m./p.m. in the:
       ●
Toronto, Ontario
and at any adjournment thereof.
Before completing this Proxy, please read carefully the instructions accompanying this Proxy for information respecting the proper completion and return of this Proxy.
THIS PROXY MUST BE COMPLETED AND SIGNED BY THE PARTICIPANT HOLDER AND THE UNREGISTERED BONDHOLDER AND PROVIDED TO THE MONITOR, ERNST & YOUNG INC., PRIOR TO 5:00 P.M. TORONTO TIME ON NOVEMBER 14, 2005 OR TO THE CHAIR AT THE MEETING IF THE UNREGISTERED BONDHOLDER OR ANY OTHER PERSON ON THE UNREGISTERED BONDHOLDER’S BEHALF IS TO ATTEND THE MEETING AND VOTE ON THE PLAN OR IF THE UNREGISTERED BONDHOLDER WISHES TO APPOINT AN OFFICER OF THE MONITOR TO ACT AS THE UNREGISTERED BONDHOLDER’S PROXY.

TO BE COMPLETED AND SIGNED BY THE PARTICIPANT HOLDER PRIOR TO SENDING THIS PROXY TO THE BENEFICIAL OWNER OF BONDS

Name of Unregistered Bondholder:
Name of Participant Holder for this Unregistered Bondholder:
Account Number:
Principal Amount of Bonds Held for this Unregistered Bondholder:
Participant Holder Signature:
(Print Name of Contact at Participant Holder)
Phone Number of Participant Holder:	By:

(Signature of authorized signing officer of Participant Holder)
REMAINDER OF PROXY TO BE COMPLETED BY BENEFICIAL OWNER

1.	THE UNDERSIGNED UNREGISTERED BONDHOLDER hereby revokes all proxies previously given and nominates, constitutes and appoints _______________________________________ or, if no person is named, Tom Ayres of Ernst & Young Inc. in its capacity as Monitor, or such other representative of the Monitor as Tom Ayres may designate, as nominee of the Unregistered Bondholder, with power of substitution, to attend on behalf of and act for the Unregistered Bondholder at the Meeting of Affected Creditors of Stelco Inc. to be held in connection with the Plan and at any and all adjournments thereof, and to vote the Unregistered Bondholder’s Affected Claim as follows:

A.	(mark one only)
☐ VOTE FOR approval of the Plan; or
☐ VOTE AGAINST approval of the Plan;
-and -

B.	vote at the nominee’s discretion and otherwise act for and on behalf of the undersigned Unregistered Bondholder with respect to any amendments or variations to the Plan and to any other matters that may come before the Meeting of the Affected Creditors of Stelco Inc. or any adjournment thereof.
If the undersigned Unregistered Bondholder holds bonds through one or more Participant Holder please insert the Name of the Participant Holder, the Unregistered Bondholder’s account number with the Participant Holder and the principal amount of all Unsecured Bonds held on behalf of the Unregistered Bondholder by the Participant Holder.

NAME & PHONE # OF		SERIES OF UNSECURED BONDS	PRINCIPAL AMOUNT OF
PARTICIPANT HOLDER	ACCOUNT NUMBER	HELD	BONDS

8% Senior Bonds Due 2006
10 1/4% Senior Bonds Due 2009
9.5% Subordinated Bonds Due 2007

8% Senior Bonds Due 2006
10 1/4% Senior Bonds Due 2009
9.5% Subordinated Bonds Due 2007

8% Senior Bonds Due 2006
10 1/4% Senior Bonds Due 2009
9.5% Subordinated Bonds Due 2007

8% Senior Bonds Due 2006
10 1/4% Senior Bonds Due 2009
9.5% Subordinated Bonds Due 2007

8% Senior Bonds Due 2006
10 1/4% Senior Bonds Due 2009
9.5% Subordinated Bonds Due 2007

(If additional space is required, please attach a separate page)
The Unregistered Bondholder hereby authorizes Stelco Inc. and Ernst & Young Inc. to contact any Participant Holder named above to confirm that the information set out above conforms to the information contained in the records of the Participant Holder.
DATED this                                day of                                                   , 2005.

Unregistered Bondholder Signature:

(Print Name of Unregistered Bondholder)

(Signature of Unregistered Bondholder or, if the Unregistered Bondholder is a corporation, signature of an authorized signing officer of the corporation and such officer’s title)

Mailing Address of Unregistered Bondholder (for distribution purposes)

Phone Number of Unregistered Bondholder

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	Each Unregistered Bondholder has the right to appoint a person (who need not be an Bondholder) to attend, act and vote for and on the Unregistered Bondholder’s behalf and such right may be exercised by inserting in the space in paragraph 1 provided the name of the person to be appointed. An individual Unregistered Bondholder wishing to attend and vote in person at the Meeting of Affected Creditors of Stelco Inc. should insert the Unregistered Bondholder’s own name in the space provided. If no name has been inserted in the space provided, the Unregistered Bondholder will be deemed to have appointed Tom Ayres of Ernst & Young Inc. as the Unregistered Bondholder’s proxyholder.

2.	If an officer of Ernst & Young Inc. is appointed or deemed to be appointed as proxyholder and the Unregistered Bondholder fails to indicate on this Proxy a vote for or against approval of the Plan, this Proxy will be voted FOR approval of the Plan.

3.	The Unregistered Bondholder should insert the principal amount of all Bonds owned by the Unregistered Bondholder by Participant Holder in the space provided in paragraph 2. To determine your Affected Claim, the Monitor will add to the principal amount, the amount of interest accrued on your Bonds to the Filing Date.

4.	If this Proxy is not dated in the space provided, it will be deemed to bear the date on which it is received by the Monitor.

5.	This Proxy must be signed by the Beneficial Owner of the applicable Bond or by his or her attorney duly authorized in writing or, if the Unregistered Bondholder is a corporation, by a duly authorized officer or attorney of the corporation specifying the title of such officer or attorney.

6.	The Participant Holder must complete and sign the applicable portion of the Proxy (in the box below paragraph 1) PRIOR to sending the Proxy to the Beneficial Owner.

7.	Valid proxies bearing or deemed to bear a later date will revoke this Proxy. If more than one valid proxy for the same Unregistered Bondholder and bearing or deemed to bear the same date are received with conflicting instructions, such proxies will be treated as disputed proxies and will not be counted.

8.	This Proxy should be received by the Monitor by no later than 5:00 P.M. (Toronto time) on November 14, 2005, at the address set out below.

Ernst & Young Inc.
Monitor of the Applicants
c/o 386 Wilcox Street
P.O. Box 2030
Hamilton, ON L8N 3T1

Attention: Tom Ayres
Telephone: 1-905-528-2511 ext. 3527
Fax: 1-905-308-7099

SCHEDULE “I”
SCHEDULE OF MEETINGS

Class	Date	Time	Place

1. Stelco Class	November 15, 2005	2:00 p.m.	●

2. Stelpipe Class	November 15, 2005	11:00	●

3. Stelwire Class	November 15, 2005	9:00	●

4. CHT Class	November 15, 2005	10:00	●

5. Welland Class	November 15, 2005	12:00	●

IN THE MATTER OF THE COMPANIES’ CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED
AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF STELCO INC. AND OTHER APPLICANTS LISTED IN SCHEDULE “A” APPLICATION UNDER THE COMPANIES’ CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED
Court File No: 04-CL-5306

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

Proceedings commenced at Toronto

MEETING ORDER

McCarthy Tétrault LLP
Box 48, Suite 4700
Toronto Dominion Bank Tower
Toronto, ON M5K 1E6

Michael E. Barrack LSUC#: 21941W
Tel: (416) 601- 7894
Fax: (416) 868- 0673

James D. Gage LSUC#: 34676I
Tel: (416) 601- 7575
Fax: (416) 868- 0673

Geoff R. Hall LSUC#: 34701O
Tel: (416) 601- 7856
Fax: (416) 868- 0673

Solicitors for the Applicants

4022866 v. 15

Exhibit E
REALIZATION ANALYSIS
If Stelco Inc. (“Stelco”), Stelpipe Ltd. (“Stelpipe”), Stelwire Ltd. (“Stelwire”), Welland Pipe Ltd. (“Welland Pipe”) and CHT Steel Company Inc. (“CHT Steel”) (collectively referred to as the “Applicants”) are unable to implement a Plan of Arrangement pursuant to the Companies’ Creditors Arrangement Act (“CCAA”) then the stay of proceedings granted by the Court in the initial CCAA Court Order dated January 29, 2004 (the “Initial CCAA Court Order”) may be lifted in which case substantially all of the Applicants stayed debt obligations (“Stayed Obligation Claims”), which are estimated to exceed $600 million, would become due and owing. The Applicants are unlikely to have sufficient financial resources to meet these obligations. Further, if Section 5.1 of the Pension Benefits Act regulations is not available to Stelco and Stelco is unable to agree with the Province on a transitional pension funding regulation, substantial annual pension contributions would be required of Stelco which would further impact Stelco’s ability to continue to operate. Such may result in Stelco or its creditors proceeding with applications under the CCAA, the Bankruptcy and Insolvency Act or other statutes to realize upon Stelco’s assets and operations for the general benefit of its creditors. As each of Stelwire and Stelpipe are reliant upon financing from Stelco to fund their respective operations, it is probable that these entities would also be subject to realization. In the Monitor’s view, such realization proceedings would likely include a liquidation of many of the assets of the Applicants and a sale of certain other operations on a going concern basis, all described in more detail below.
Ernst & Young Inc. in its capacity as Court-Appointed Monitor (“Monitor”) of the Applicants has prepared an estimate of the hypothetical realization value of the assets and the operations of the Applicants including their subsidiaries in the event that proceedings are implemented to realize upon these assets. This estimate of the hypothetical realization value is referred to herein as the “Analysis”.
The Analysis set forth below has been prepared assuming hypothetical scenarios in which the assets of the estates of the Applicants are realized and net proceeds distributed to creditors in accordance with their respective priorities. Underlying the Analysis are a number of estimates and assumptions that are subject to significant contingencies and uncertainties, including many that would be beyond the control of the Applicants. Accordingly, there can be no assurance that the values assumed in the Analysis would be achieved if the assets and operations were in fact subject to realization. In addition, any realization that would be undertaken would necessarily take place in the future and under circumstances, including future steel market conditions, that cannot presently be predicted with certainty. Accordingly, while the Analysis is necessarily presented with numerical specificity, if the assets and operations were in fact realized, the actual proceeds of realization would vary from the amounts set forth below. Such actual proceeds of realization could be materially lower or higher than the amounts set forth below and no representation or warranty can be or is being made with respect to the actual proceeds that could be achieved in such realization proceedings. The Analysis has been prepared solely for purposes of estimating the proceeds available from the hypothetical realization of the assets and operations and the estimated values contained therein do not represent values that may be appropriate for any other purpose. Nothing contained in the Analysis is intended or may constitute a concession or admission of the Applicants for any other purpose.
The principal assumptions used in the Analysis include the following:

1.	Basis of Presentation
The Analysis is based on the unaudited, non-consolidated book values of the Applicants as at June 30, 2005, unless otherwise stated, and these book values are assumed to be representative of the assets and liabilities as at the commencement of the realization. In preparing the Analysis, the Monitor has not audited, reviewed or otherwise attempted to verify the financial information and the Monitor expresses no opinion thereon.
The Analysis has been prepared on a consolidated basis with respect to the Applicants for ease of presentation. The unsecured creditor claims of the Applicants other than Stelco are not material when compared to the unsecured creditor claims against Stelco in the assumed realization proceedings. However, realization proceedings would likely occur on a non-consolidated basis in which case the recoveries of the creditors of the non-Stelco Applicants could be materially different than presented in the Analysis. The unsecured creditors of the non-Stelco Applicants will likely have significantly lower recoveries than the Stelco unsecured creditors except in the case of CHT Steel where the recoveries will not be materially greater than the recoveries for the Stelco unsecured creditors.

2.	Nature and Timing of the Realization Process
The Analysis is prepared on the basis that many of the Applicants’ operations, due to their competitive positions and cost structures, would be shut down immediately and their assets liquidated. Certain of the other operations of the Applicants could possibly be sold en bloc as going concerns to enhance realizations.
For the purpose of preparing the Analysis, the realization process has been assumed to commence immediately. Such process would involve a rapid cessation of operations except for certain operations discussed below which would potentially be operated temporarily in order to attempt to sell such operations on a going concern basis. Selling these operations on a going concern basis would provide greater proceeds than could be achieved in a wind down of the operations and liquidation of the residual assets. To maximize recoveries, asset realizations are assumed to occur over a 12 month period.
With respect to Stelco’s main steelwork operations in Hamilton (“Hamilton Works”) and Nanticoke (“Lake Erie Works”), the Analysis has assumed that Lake Erie Works will be sold en bloc, either in a hot idle or operational state, as it is a relatively modern facility with a lower cost structure than Hamilton Works. Alternatively, Hamilton Works is generally an older, less cost-competitive facility. It also has significant legacy costs and other potential liabilities associated with it, which further reduces the likelihood of a going concern sale in a realization process. As such, for purposes of this Analysis, it has been assumed that Hamilton Works operations cease after the commencement of the realization process with the assets disposed of primarily through a liquidation.
Although the Analysis assumes an en bloc sale of Lake Erie Works, there is risk that operations would have to cease prior to completion of a sale as it may be difficult to secure adequate financing to maintain operations during the realization process. Furthermore, there is a risk that key customers, suppliers and employees may not be retained if the business were operated in a realization scenario. In addition, there would be significant additional risks associated with operating the business, particularly with respect to employment and environmental liabilities.
The Analysis assumes the operations of Stelpipe and Stelwire would cease as soon as practicable, with their assets disposed of through either a sale or liquidation as appropriate. For the purposes of the Analysis, it was assumed that a going concern sale of these entities would not produce greater realizations than a liquidation of assets.
Welland Pipe and CHT Steel have both been previously shut down and their assets are either in the process of being or already have been realized upon.
The Analysis assumes that certain of Stelco’s non-Applicant subsidiaries, including Norambar Inc., AltaSteel Ltd. and Stelfil Ltee., continue to operate and are able to finance their operations. It also assumes that each of their operations are sold as a going concern, which would result in greater realizations than a liquidation of their assets.
The Analysis does not factor in the potentially substantial environmental remediation liabilities in excess of any value of the real property at Hamilton Works which may arise as a result of its closure. Given the age and nature of the integrated steelmaking operations carried out there, it is possible that the magnitude of these liabilities may materially impact the recoveries of other unsecured creditors in any realization scenario by substantially increasing the total amount of estimated unsecured claims.

3.	Estimated Realization Proceeds
Based on the assumptions underlying the Analysis, the Monitor estimates that the net realizable value of the assets, net of certain liabilities assumed to be absorbed by going concern purchasers of certain operations, would range from $0.8 billion to $1.3 billion representing a recovery for unsecured creditors of 17% to 33% as further detailed in Section 4.

The table below summarizes estimated net asset realizations by major asset category:

		Estimated
	Net Book Value	Realization Value
	as at June 30,
	2005	Low	High

	(in Cdn $ millions)
Assets:
Accounts Receivable	$381	$182	$265
Inventories	676	407	504
Investment in Subsidiaries (including Applicants’ subsidiaries Stelpipe, Stelwire, Welland Pipe and CHT Steel)	279	180	255
Prepaid Expenses and Other Assets	139	—	—
Net Capital Assets (net of assumed liabilities)	590	231	565

	$2,065

Estimated Realizations from Assets as at June 30, 2005		1,000	1,589
Less: Estimated liquidation and wind down costs		(200)	(241)

Net Realizations Available for Distribution to Creditors		$800	$1,348

Key assumptions underlying the estimated net asset realizations are set forth in the following notes:

(a)	Certain components of Accounts Receivable were assumed to have no realizable value as a result of certain recovery risks.

(b)	Net realizable value of Inventories was based on estimated orderly liquidation values net of anticipated direct costs of realization.

(c)	Net realizable values for investments in subsidiaries were estimated based on third party interest expressed during the CCAA proceedings pursuant to the Capital Process Order dated October 19, 2004, where applicable, and otherwise by reference to book value of assets and other financial parameters after considering claims which may be exercised against such proceeds by the creditors of the applicable subsidiaries.

(d)	Key assumptions with respect to Net Capital Assets include the following:

i.	The net realizable value for capital assets related to Lake Erie Works was estimated on the assumption that the Lake Erie Works operations are sold either en bloc or on a going concern basis, net of certain liabilities to be assumed by a purchaser including employee and retiree obligations and secured debt against specific assets. The proceeds of realization might increase if the amount of employee and retiree obligations assumed pursuant to a going concern sale is reduced. The Analysis considered a range of capital asset values for Lake Erie Works under both a sale after shutdown of the operations in the event that it was not possible to operate the business while in realization proceedings and also a sale on a going concern basis if the business was operated until sold.

ii.	The net realizable value for the Hamilton Works was established by obtaining estimates in respect of its machinery and certain other production equipment, stores and other capital assets. Real property, including buildings, located at Hamilton Works was assumed to have minimal net realizable value.

(e)	Prepaid Expenses and Other Assets include various payments toward insurance, utilities and materials as well as items recorded as deferred income taxes, pension assets and debt expenses for accounting purposes. It was assumed that these items will either be consumed or have no expected realizable value in any realization proceeding.

(f)	Estimated realization costs include estimated salaries, wages, benefits and overhead costs required to complete the realization process plus estimated professional fees associated with the realization proceedings.

4.	Estimated Proceeds Available to Creditors
In the Analysis, the Monitor assumes that the net realizations would be distributed to creditors as summarized in the table below. However, in a realization, the priority of certain creditors’ claims presented in the table below may be subject to dispute between the applicable creditor constituencies and may be determined through litigation. The Monitor has not obtained legal opinions with respect to the relative priority of creditors’ claims and it is possible that, if such litigation occurred, the priorities ultimately determined might differ from those presented below.

	Estimated
	Distributions to
	Creditors

	Low	High

	(in Cdn $ millions)
Estimated Net Realizations Available for Distribution to Creditors	$800	$1,348
Less: Estimated Priority Claims
Canada Revenue Agency deemed trust re unremitted source deductions	(8)	(5)
Estimated Vacation Pay	(50)	(50)

	742	1,293
Secured charges established pursuant to S. 65 of the Initial Order, as amended
Administrative Charge	(5)	(5)
Existing Stelco Lenders Charge	(68)	(68)
Other Secured Charges	(5)	(5)

Estimated Proceeds Available for Distribution to Unsecured Creditors	$664	$1,215

Total Estimated Creditor Claim (per table below)	$3,854	$3,687

Estimated % Recovery for Unsecured Creditor Claims	17%	33%

	Estimated Creditor
	Claims

	Low	High

	(in Cdn $ millions)
Stayed Obligation Claims (including estimated accrued interest to December 31, 2005)	$640	$640
Employee Claims	2,848	2,673
Post Filing and Intercompany Claims	366	374

Total Estimated Creditor Claims	$3,854	$3,687

The Analysis includes the following key assumptions in arriving at estimated percentage recovery for unsecured creditor claims:

(a)	The amount of any pension plan funding deficiency claims are assumed to be unsecured claims (based on the wind-up of certain pension plans) that rank on a pari-passu basis with other general unsecured claims.

(b)	Claims for other employee obligations, including other post-retirement employee benefits and severance and termination claims (based on the cessation of certain operations not sold on a going concern basis) are assumed to be unsecured and rank on a pari-passu basis with general unsecured creditors.

(c)	Where specific operations are assumed to be sold as a going concern, employment claims are assumed by a purchaser.

(d)	The amount of any claims incurred subsequent to the filing of the Initial CCAA Order are assumed to be unsecured and rank on a pari-passu basis with other general unsecured claims.

(e)	Due to the unquantifiable nature of the liabilities, no claim has been estimated for environmental remediation costs in excess of the value of the real property assets at Hamilton Works or any other entity.

5.	Impact of Realization on Employees
Included in the total unsecured claims of $3.7 billion to $3.9 billion are claims related to employees of the Applicants of $2.7 billion to $2.8 billion. These claims include amounts related to deficiencies in pension plans on wind-up as the Analysis assumes that the pension plans of the Applicants are wound up and any deficiencies are claimed in the realization proceedings with the exception of those related to Lake Erie Works where it is assumed that a purchaser will assume these liabilities. Employee claims also include estimates of other post-employment benefits and severance pay. The estimated recovery on the employee related claims range from $0.5 billion to $0.9 billion.

6.	Impact of Realization on Pension Benefit Guarantee Fund
It is estimated that the Province of Ontario’s Pension Benefit Guarantee Fund will have exposure of approximately $0.7 billion in the scenario described above relating to the funding deficiencies resulting from the windup of the pension plans other than those assumed by a purchaser pursuant to a going concern sale of Lake Erie Works.

7.	Impact of Realization on General Unsecured Creditors
It is estimated that the general unsecured creditors will recover between 17% to 33% of their claims. No adjustment has been made in respect of certain unsecured creditors who may have contractually subordinated their claims in favour of other unsecured creditors.